
10010806

Lilly
Answers That Matter.

Reinventing Invention

Eli Lilly and Company
2009 Annual Report
Notice of 2010 Annual Meeting
Proxy Statement



Reinventing Invention

Lilly's vision is to improve outcomes for individual patients. To achieve this vision, we must truly reinvent pharmaceutical innovation to understand better individual patients and the complex diseases they face.

The fact is, while patients may share common symptoms of a disease, the molecular mechanism underlying the cause or the progression of the disease can vary significantly among individuals. So, to improve individual patient outcomes and ultimately develop what have become known as "tailored therapies," researchers must gain a deeper understanding of the disease biology of specific patient groups.

In 2009, as part of Lilly's reorganization to transform how we operate and innovate, the company launched a new group within its discovery research and clinical investigation component called "translational science." Translational science is motivated by Lilly's patient-centric vision and will focus on research that links potential medicines to disease states in distinct patient populations.

Kalpana Merchant, Ph.D., an accomplished drug hunter who was chosen to lead this new group of experienced and passionate scientists, describes translational science as "an exciting multidisciplinary approach that will provide scientific insights into disease biology in individual patient populations to become the foundation of Lilly's drug discovery and development strategy."

No simple feat to be sure, but by creating a single point of coordination globally for translational science, this new patient-centered strategy has the potential to revolutionize Lilly's discovery research and development, and more importantly, to enable the delivery of innovative medicines for the patients who need them.

The Lilly Promise

Our Mission
Lilly makes medicines that help people live longer, healthier, more active lives.

Our Values
Integrity | Excellence | Respect for People
We promise to operate our business with absolute integrity and earn the trust of all, set the highest standards for our performance and for the performance of our products, and demonstrate caring and respect for all those who share in our mission and are touched by our work.

Our Vision
We will make a significant contribution to humanity by improving global health in the 21st century. Starting with the work of our scientists, we will place improved outcomes for individual patients at the center of what we do. We will listen carefully to understand patient needs and work with health care partners to provide meaningful benefits for the people who depend on us.

Our Strategy
We will create value for all our stakeholders by accelerating the flow of innovative medicines that provide improved outcomes for individual patients.

Year in Review

Form 10-K

Proxy Statement

2009 Financial Highlights

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2009	2008	Change %
Revenue	**$21,836.0**	$20,371.9	7
Revenue—Pro forma as if ImClone acquisition was completed on January 1, 2008	**21,836.0**	20,732.2	5
Research and development	**4,326.5**	3,840.9	13
Research and development as a percent of revenue	**19.8%**	18.8%	
Net income (loss)	**$ 4,328.8**	$ (2,071.9)	
Earnings (loss) per share—diluted	**3.94**	(1.89)	
Reconciling items[1]:			
Net impact associated with ImClone acquisition[2]	—	4.46	
Acquired in-process research and development (IPR&D)	**.05**	.10	
Asset impairments, restructuring, and other special charges	**.42**	1.54	
Benefit from resolution of IRS audit	—	(.19)	
Pro forma adjustment as if the ImClone acquisition was completed on January 1, 2008	—	(.20)	
Pro forma non-GAAP earnings per share—diluted	**4.42**[3]	3.82	16
Dividends paid per share	**1.96**	1.88	4
Capital expenditures	**765.0**	947.2	(19)
Employees	**40,360**	40,450	—

[1] For more information on these reconciling items, see the Financial Results section of the Executive Overview on page 18 of the Form 10-K.
[2] Includes $4.28 for acquired IPR&D related to this acquisition.
[3] Numbers in the 2009 column do not add due to rounding.



Revenue Grows Across Therapeutic Areas
($ millions, percent growth)
Revenue in Neuroscience, led by Zyprexa and Cymbalta, increased 7 percent as compared to 2008 and represents 41 percent of our 2009 total revenue. Endocrinology, led by Humalog, Evista, and Humulin, increased 3 percent and represents 26 percent of our 2009 total revenue. Oncology was our fastest-growing therapeutic area with growth of 10 percent and represents 14 percent of our 2009 total revenue.
$5,677.4
+3%
$3,161.7
+10%
$1,971.1
+5%
$664.5
+49%
$1,207.2
+10%
$177.7
-14%
Neuroscience
Endocrinology
Oncology
Cardiovascular
Other Pharmaceutical
Animal Health
Collaboration and Other



Revenue Per Employee Continues to Increase
($ thousands, percent growth)
In 2009, we continued our focus on productivity. Revenue per employee increased 7 percent to $540,000.
$344
+11%
$378
+10%
$457
+21%
$504
+10%
$540
+7%
05
06
07
08
09



Return on Assets and Shareholders' Equity
ROA and ROE increased from 2008 primarily due to strong net income growth in 2009 that was partially related to one-time charges in 2008 related to the acquisition of ImClone ($4.73 billion) and settlement of federal and state investigations related to Zyprexa ($1.48 billion), which resulted in negative ROA and ROE in 2008.
8.2%
18.5%
11.1%
24.8%
12.1%
24.3%
-7.5%
-16.3%
15.8%
51.0%
05
06
07
08
09
Return on Assets (ROA)
Return on Shareholders' Equity (ROE)

To Our Shareholders

This report marks the end of a decade in which the people of Eli Lilly and Company launched innovative medicines that touched the lives of millions of people, as the company doubled revenue and overcame the largest patent expiry in our history. In 2009, Lilly sustained solid growth and strong financial performance, even as we put the pieces in place to transform Lilly in pursuit of an ambitious but essential goal—reinventing invention.

The challenges facing the pharmaceutical industry today can be summed up as one fundamental problem: innovation. Our industry is suffering a dry spell in research and development at a time when society is raising the bar for pharmaceutical innovation by demanding greater value from new medicines.

At Lilly, we see this challenge clearly in the need to bring new medicines to patients as many of our top products lose patent protection in the years ahead. This is the cyclical nature of our business, and we've experienced it before. At the beginning of the last decade, we faced the end of patent protection for Prozac®. Up to that time, no pharmaceutical company hit with a loss of that magnitude had survived intact. We became the first by launching nine innovative products in five years. Now, we must respond again, and we will.

Our peers have adopted a range of strategies, including the wave of consolidation in the past year. Many other companies are seeking to lower risk by reducing their focus on innovative medicines.

This is not our path. Our strategy is to create value by accelerating the flow of innovative new medicines that provide improved outcomes for individual patients.



Eight Products Exceed $1 Billion in Revenue
($ millions)
$5,000
$4,000
$3,000
$2,000
$1,000
0
$4,915.7
$3,074.7
$1,959.0
$1,706.0
$1,599.1
$1,363.2
$1,207.2
$1,030.4
$1,022.0
Zyprexa
Cymbalta
Humalog
Alimta
Cialis
Gemzar
Total Animal Health
Evista
Humulin

Eight products and one product line—Zyprexa, Cymbalta, Humalog, Alimta, Cialis, Gemzar, Evista, and Humulin, along with Animal Health—exceeded $1 billion in 2009. Cymbalta became the second product in our history to exceed $3 billion. Alimta grew 48 percent primarily due to a new indication and its adoption in Japan following the 2008 launch.

The opportunity before us

We believe that important new medicines—increasingly tailored for specific sets of patients—can and will continue to be discovered in our labs and our global research network. And we believe that these medicines—with clear, demonstrable value—will be rewarded with pricing and access commensurate with that value.

While this choice entails risk, it is also brimming with opportunity. There's never been a more compelling case for innovative medicines.

- As people around the world live longer, and global incomes rise, demand for innovative medicines continues to grow.
- Furthermore, innovative medicines have proven time and again to be among the most effective ways to reduce costs and improve quality in health care.
- The treatments for those diseases that remain unconquered, such as Alzheimer's disease, will most likely come from laboratories like ours.
- And even when you consider the diseases we do treat today, such as diabetes, there is huge room for improvement—still.

Lilly has the intellectual capital, the tools, the financial wherewithal, and the determination to generate the innovative medicines to address these needs. To take advantage of this opportunity, however, we must substantially increase our productivity and rise to meet the challenges we face. The task before us is no less than reinventing invention. And we're doing just that—with a profound sense of urgency—even as we deliver strong results.

2009 financial and commercial highlights

In 2009, reported net income was $4.3 billion, or $3.94 per share. On a pro forma non-GAAP basis, which excludes significant items totaling approximately 47 cents per share, earnings increased 16 percent to $4.42 per share.

Reported revenue grew 7 percent to $21.8 billion. Pro forma revenue (including ImClone revenue for both years for comparison purposes) grew 5 percent. Again this year, eight products and our Elanco animal health business exceeded $1 billion in annual sales. According to data from IMS Health, in the 12 months ending September 2009—the most recent period for which we have comparable data—Lilly posted the fastest-growing sales worldwide among the top 10 global pharmaceutical companies.

In 2009, we sustained the volume-driven revenue growth we've delivered for nearly all of the past decade. Every major geography, as well as Elanco, contributed to our 5 percent pro forma volume growth.

We launched Effient® (prasugrel) in the U.S. and Europe—where it's spelled Efient®—offering a new option for the treatment of patients with acute coronary syndrome undergoing PCI. We believe that prescribers and payers will increasingly see the value that Effient provides, and we are working with our partner, Daiichi Sankyo, to accelerate Effient's uptake.

In 2009, we also continued to advance new indications and line extensions of our marketed products. Key approvals and launches since I wrote to you last year include:

- Adcirca® (tadalafil) for pulmonary arterial hypertension in the U.S., EU, and Japan;



PHOTO: MELISSA JACOBS

John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

In October 2009, John Lechleiter helped dedicate the Lilly Biotechnology Center in San Diego. He was joined by Lilly colleagues, academic researchers, and community leaders, including David Hale (at left in photo), chairman and CEO of Hale BioPharma Ventures. The state-of-the-art center, located within an extensive hub of life science businesses and prominent biomedical research institutes, brings together nearly 200 Lilly scientists from across the region.

The San Diego center supports Lilly's strategy to discover and develop more biotechnology medicines. Three months before the dedication in San Diego, Lilly announced that its ImClone research unit, which focuses on cancer biologics, will move to a new biopharmaceutical research cluster within the East River Science Park in New York City. And in May 2008, the company marked the completion of the final phase of the Lilly biotechnology development complex in Indianapolis.

- Alimta® (pemetrexed) for maintenance treatment of nonsquamous non-small cell lung cancer in the U.S. and EU, and for first- and second-line non-small cell lung cancer in Japan;
- Byetta® (exenatide) for monotherapy use in the U.S.;
- Forteo® (teriparatide) for glucocorticoid-induced osteoporosis in men and women at high risk of fracture in the U.S.;
- Symbyax® (olanzapine/fluoxetine) for treatment-resistant depression in the U.S.; and
- Zyprexa® Relprevv™ (olanzapine) long-acting injection for schizophrenia in adults in the U.S.


Key Contributors to 2009 Revenue Growth
($ in millions represent growth in revenue; percentages represent changes from 2008)
Five products and a product line—Alimta, Cymbalta, Humalog, Zyprexa, Cialis, and Animal Health—generated $14.4 billion in revenue during 2009, an increase of $1.6 billion over 2008, and, along with the inclusion of Erbitux sales related to the acquisition of ImClone, accounted for substantially all of our revenue growth. The growth of these products and this product line was primarily driven by volume increases.
NM—Not meaningful
Alimta
$551.3
+48%
Cymbalta
$377.6
+14%
Erbitux
$361.2
NM
Humalog
$223.2
+13%
Zyprexa
$219.4
+5%
Cialis
$114.6
+8%
Animal Health
$113.9
+10%

In addition, exenatide once weekly was submitted to the U.S. Food and Drug Administration, and we began Phase 3 trials of Cialis® (tadalafil) in benign prostatic hyperplasia (enlarged prostate).

And, in late December, we expanded our product offerings in cardiovascular care, signing an agreement with Kowa Pharmaceuticals America to co-promote the cholesterol-lowering medicine Livalo® in the United States and to enter into a licensing agreement in Latin America. We intend to launch Livalo later this year in the U.S.

Expanding our pipeline

In 2009, we also continued to expand our clinical-stage pipeline. Over the past decade, we've essentially *doubled* the number of new drug candidates entering clinical development—from seven or eight a year early in the last decade to 16 or more in each of the past several years, including 17 in 2009. As a result, the number of molecules resident in clinical development has more than *tripled* from less than 20 in 2004 to 64 today, including 29 in Phase 2 or Phase 3.

Of course, it's not just the *quantity* of molecules in our pipeline, but also the *quality*, that's important. On both counts, we believe we have the substrate of pipeline assets to drive future growth. Let me cite just a few examples:

- We have two molecules in Phase 3 testing for the treatment of Alzheimer's disease, a tremendous unmet need. Both are designed to block the build-up of amyloid plaques in the brain that are thought to cause the disease.
- In oncology, the acquisition of ImClone brought five promising assets in clinical testing, including two currently in Phase 3. And tasisulam, a unique anti-cancer compound developed within Lilly Research Laboratories, has just moved into Phase 3 trials in second-line metastatic melanoma.
- In diabetes, exenatide once weekly has demonstrated a statistically significant reduction in HbA1c, an important marker for controlling blood sugar, in recent clinical studies against several commonly used therapies. And two other promising molecules, GLP-1 Fc and teplizumab, are in Phase 3.
- In December, we announced a worldwide licensing and collaboration agreement with Incyte Corporation for a potential new oral treatment for rheumatoid arthritis that complements our own portfolio of potential treatments for such autoimmune diseases, in which the immune system attacks healthy body tissue.

Reinventing invention at Lilly

To build and accelerate our pipeline, we're innovating around innovation like no one else in the industry. We've moved beyond pilots and are now scaling up new models across our R&D enterprise.

We're accelerating the transition I described in my letter last year, from a fully integrated pharmaceutical company to a fully integrated pharmaceutical network, or FIPNet. Through FIPNet, we're building additional R&D capacity that leverages what we do well, while attracting molecules, funding, and expertise from partners.

For example, in June we launched Lilly's Phenotypic Drug Discovery Initiative—or "PD^2"—where Lilly tests, free of charge, compounds submitted by outside researchers in four assays representing diseases of interest to us. In return, we retain first rights to negotiate a collaboration or licensing agreement with the submitters. Since the launch of this initiative, 130 universities and biotechs in 21 countries have joined the program, and we're now evaluating literally thousands of molecules.

A key part of FIPNet is Chorus, our virtual development team charged with getting to clinical proof of concept—which is early evidence that a drug works in humans—more efficiently.

Chorus is managing a steady state of 15 molecule programs with a dedicated staff of only 29 scientists. This cross-disciplinary group designs, interprets, and oversees the development work through a network of organizations outside Lilly walls. Because of the lean development model used, Chorus is able to reach proof of concept about 12 months earlier and at half the cost compared to the current industry model. So far, Chorus has delivered data on 14 molecules, six of which resulted in positive proof-of-concept decisions, saving Lilly approximately $100 million.

In December we announced the next step in extending this model. We have established a new venture fund, which will enable the acquisition of high-quality molecules from external sources and utilize Chorus and other alternative development "engines" to advance them to proof of concept, with Lilly all the while retaining preferential access to acquire the molecules.

We're taking another big step with the creation of our Development Center of Excellence (COE), which employs a variety of tools to move molecules more efficiently through development and on to patients. These tools include Critical Chain, advanced analytics, and tailored therapeutics.

- **Critical Chain** is a project management approach that has enabled our scientists to improve our rate of hitting key development milestones from no more than half the time to nearly 100 percent.
- **Advanced analytics**—the application of novel statistical design and analysis tools—help increase the probability of technical success, speed clinical trial completion, and reduce the cost of clinical research.
- **Tailored therapeutics**—targeting medicines to meet individual patient needs—can significantly increase value for patients, who achieve better outcomes with less risk, and for payers, who more frequently get the results they expect.

Dr. Kalpana Merchant, featured on the cover of this annual report, leads the translational science group that plays a pivotal role in helping our scientists develop tailoring strategies and associated biomarkers for potential Lilly medicines. For more on translational science and its role in tailored therapeutics, see the inside front cover.

We see the power of tailoring firsthand with Alimta. Alimta was approved to treat non-small cell lung cancer in 2004. We now know that Alimta is particularly effective for lung cancer patients with a specific tumor cell type, called "nonsquamous," which can be determined from a biopsy of tumor tissue. Alimta is now approved in the U.S. and Europe specifically for treatment of nonsquamous non-small cell lung cancer. Alimta's performance this year—with sales growth in successive quarters of 36 percent, 40 percent, 47 percent, and 64 percent—certainly suggests that our customers value this insight!

With Alimta, the "tailoring" happened after launch, but we aim to move this process forward by using biomarkers and applying new tools and technologies to tailor medicines during the earliest stages of development.

For example, Lilly and GE Global Research recently announced a breakthrough in tissue-based biomarker technology that can simultaneously map more than 25 proteins in tumors at the subcellular level. This advance, which we'll apply to a variety of molecules in clinical development, could provide decisive information for tailoring therapies for cancer patients and also speed up clinical trials, as researchers are able to pre-screen participants based on more specific criteria.


Products Launched Since 2000 Have Driven Our Revenue Growth ($ millions)
$24,000
$18,000
$12,000
$6,000
0
05
06
07
08
09
Products Launched Since 2000
Alimta, Byetta, Cialis, Cymbalta, Effient, Erbitux, Forteo, Strattera, Symbyax, Xigris, and Yentreve
Other Established Products Evista, Gemzar, Humalog, and Humulin
Zyprexa
Other
Combined revenue of our products launched since 2000—Alimta, Byetta, Cialis, Cymbalta, Effient, Erbitux, Forteo, Strattera, Symbyax, Xigris, and Yentreve—increased by 21 percent over 2008, representing $8.9 billion, or 41 percent of total revenue. Combined revenue of Evista, Gemzar, Humalog, and Humulin decreased 4 percent to $5.4 billion and represented 25 percent of revenue. Zyprexa sales increased 5 percent in 2009.

Setting a new direction, reshaping our organization

These initiatives to transform R&D are part of a broader effort to move the company in a new direction. Let me cite just a few of the steps we've taken in the last 18 months alone:

- We've significantly strengthened our biotech infrastructure—critical to our goal of sustaining innovation—with several important moves. We acquired ImClone, a company with a leading oncology product and a strong pipeline. We completed work on a $1 billion biotech development center in Indianapolis and, in October, we opened the Lilly Biotechnology Center in San Diego. What's more, our new biotech manufacturing facility in Ireland is expected to be up and running in 2011.
- We've created new partnership models that enable us to receive high-quality services at reduced costs—another example of our FIPNet approach. After the sale of our Greenfield Laboratories R&D site to Covance in 2008, we completed the sale of our Tippecanoe Laboratories manufacturing site to an affiliate of Evonik Industries on January 1, 2010.
- And in September we announced the most sweeping changes in Lilly's history. We aim to redesign our company to speed development, improve our competitiveness in key therapeutic areas and geographies, and reduce our cost base.

In addition to the Development COE, we're refocusing our business to create a clear line of sight from innovation to the customer. Within our core pharmaceuticals segment, we've created four focused organizations:

- **Lilly Bio-Medicines**, our largest unit, includes our important neuroscience, cardiovascular, men's health, and musculoskeletal products, as well as our growing autoimmune disease platform. The unit operates in the U.S., Japan, Australia, New Zealand, Canada, and Europe.
- **Oncology** is the fastest-growing therapeutic area and an urgent unmet need, and we are poised to be a global leader in treating cancer. Today, we have one of the largest clinical-stage oncology portfolios in the industry.
- **Diabetes** is another fast-growing therapeutic area and an urgent medical need. Lilly is one of very

few companies positioned to compete globally in the insulin business. In addition, we're a leader in the GLP category, which we believe will continue to be a very important approach to treating diabetes.
- **Emerging Markets** also require a singular focus. We've doubled our sales in these markets over the past five years, and we plan to double them again in the next five years. According to IMS Health*, just seven fast-growing markets—starting with China—will account for more than one-third of global pharmaceutical market growth through 2013.

When we undertook our reorganization, one other distinct business segment already existed—**Elanco Animal Health**—and it exemplifies the customer-focused innovation we seek. Elanco ranks No. 1 in research and development, with more new product approvals in the U.S. over the past six years than anyone else in the industry. Even in a down market in 2009, Elanco's sales have fared better than most, including very strong performance in the fast-growing companion animal market.

At the same time, we're streamlining our infrastructure, with a clear focus on strong customer service and reduced costs. We aim to reduce our cost base by $1 billion by the end of 2011, continuing our cost-saving efforts of the past several years:
- We've closed a number of manufacturing and R&D facilities.
- We've gained more than $1 billion in cumulative benefits through our first five years of Six Sigma.
- And we've reduced overall headcount by about 5,000, despite having added 2,600 through acquisitions.

The result: We've increased productivity, as measured by revenue per employee, by nearly 75 percent since 2004, and significantly improved our return on assets from where it stood mid-decade. Through these actions and more, we continue to deliver strong near-term performance, as we prepare Lilly to compete and win over the long term.

A future of innovation

Before I close, I'd like to extend my thanks to Dr. Steven Paul, who retired in February 2010 after nearly 17 years of service to Lilly. Under Steve's leadership, we've built the most robust pipeline in Lilly's history. Steve has also helped recruit many of LRL's top scientific leaders and has played a key role in transforming Lilly's R&D to position us for the future. I also want to welcome Steve's successor, Dr. Jan Lundberg, who joined Lilly in January. Jan was formerly head of global discovery research at AstraZeneca, where he was instrumental in delivering more than 150 drug candidates to the company's pipeline over the past decade.

And thanks to all of my Lilly colleagues for their extraordinary efforts along the path we have chosen for our company, and their dedication to the patients we serve.

We're privileged to be engaged in the work of medical innovation. We are motivated by our future prospects as well as our past successes. One of the most inspiring aspects of my job is the chance to meet face-to-face with patients whose lives have been touched by Lilly medicines. In a family Christmas photo on my desk is the face of a young man—a Lilly employee—who had been saved from imminent death not two months earlier by a Lilly medicine, relaxing at home with his wife and son.

This is what we do: save lives, extend lives, relieve suffering, restore health, and get people back to their families, back to work, back to the joys of daily living. It's what we've done so well for nearly 134 years. Now, in the midst of a revolution in our understanding of human biology, is no time to back off from this important mission.

Our strategy is focused squarely on *innovation*, to create value for all our stakeholders by accelerating the flow of innovative medicines that provide improved outcomes for individual patients. We're moving aggressively on multiple fronts, all aimed at building the speed and power of our R&D engine, and the quality of our pipeline.

Even as we've taken these bold steps, we have not taken our eye off the ball of operational and commercial execution. We have generated solid volume-driven top-line growth, leading the industry globally. We have reduced costs to generate even stronger growth in earnings, while providing the financial wherewithal for investment in our future.

Indeed, we are preparing for growth beyond the patent expiries of the coming years by building a high-quality pipeline of at least 10 Phase 3 molecules by 2011. We expect this will position us to launch two molecules per year beginning in 2013.

We are executing our innovation-focused strategy, reinventing invention to successfully overcome the challenges we face and emerge stronger and even more resilient, with prospects for significant long-term growth. I remain ever grateful for your continued support.

For the Board of Directors,

John C. Lechleiter
Chairman, President, and Chief Executive Officer

*IMS Health, Market Prognosis 2009–2013, September 2009

The Lilly Clinical Development Pipeline

Phase 1			Phase 2		Phase 3	Regulatory Review/ Prelaunch
cancer	Gemcitabine prodrug cancer	diabetes	Eg5 inhibitor cancer	iGluR5 antagonist pain	Enzastaurin diffuse large B-cell lymphoma	Arxxant diabetic retinopathy
alcohol dependence	TGF β inhibitor cancer	diabetes	LY2599506 diabetes	LY2624803 insomnia	GLP-1 Fc diabetes	Livalo lipidemia
alcohol dependence	IMC-18F1 cancer	Basal insulin diabetes	IL-23 antibody psoriasis	mGlu2/3 pro II schizophrenia	IMC-11F8 non-small cell lung cancer	
atherosclerosis	IMC-EB10 cancer	migraine prevention	agitation in Alzheimer's	NERI depression	IMC-1121B breast/gastric cancers	
atherosclerosis	cancer	obesity	cancer	OpRA alcohol dependence	Semagacestat Alzheimer's	
benign prostatic hyperplasia	cancer	obesity	IMC-3G3 cancer	obesity	Solanezumab Alzheimer's	
bone healing	eIF-4E ASO cancer	osteoarthritis	IMC-A12 cancer	INCB28050 rheumatoid arthritis	Teplizumab diabetes	
cancer	TGF β antibody chronic renal disease, cancer	osteoporosis	CD20 antibody non-Hodgkin's lymphoma	IL-17 antibody rheumatoid arthritis	Tasisulam melanoma	
cancer	depression	pain	diabetes	BAFF antibody rheumatoid arthritis		
cancer	diabetes	schizophrenia	GLP-1 PEG diabetes	Survivin ASO prostate cancer		
cancer	diabetes	uterine fibroids	IL-1 β antibody diabetes			

Phase 1 Phase 2 Phase 3 Regulatory Review/ Prelaunch

New Chemical Entity

New Biotech Entity

Information is current as of January 21, 2010. The search for new medicines is risky and uncertain, and there are no guarantees. Remaining scientific and regulatory hurdles may cause pipeline compounds to be delayed or even to fail to reach the market.

Lilly
Answers That Matter.

Form 10-K

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009

Commission file number 001-06351

Eli Lilly and Company

An Indiana corporation I.R.S. employer identification no. 35-0470950

Lilly Corporate Center, Indianapolis, Indiana 46285

(317) 276-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock (no par value)	New York Stock Exchange
6.57% Notes Due January 1, 2016	New York Stock Exchange
7⅛% Notes Due June 1, 2025	New York Stock Exchange
6.77% Notes Due January 1, 2036	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company as defined in Rule 12b-2 of the Act: Yes ☐ No ☑

Aggregate market value of the common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter (Common Stock): approximately $35,217,500,000

Number of shares of common stock outstanding as of February 12, 2010: 1,153,145,432

Portions of the Registrant's Proxy Statement to be filed on or about March 8, 2010 have been incorporated by reference into Part III of this report.

Part I

Item 1. Business

Eli Lilly and Company (the "Company" or "Registrant") was incorporated in 1901 in Indiana to succeed to the drug manufacturing business founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly. We discover, develop, manufacture, and sell products in one significant business segment—pharmaceutical products. We also have an animal health business segment, whose operations are not material to our financial statements.

Our mission is to make medicines that help people live longer, healthier, more active lives. Our strategy is to create value for all our stakeholders by accelerating the flow of innovative new medicines that provide improved outcomes for individual patients. Most of the products we sell today were discovered or developed by our own scientists, and our success depends to a great extent on our ability to continue to discover, develop, and bring to market innovative new medicines.

We manufacture and distribute our products through facilities in the United States, Puerto Rico, and 17 other countries. Our products are sold in approximately 128 countries.

Products

Our products include:

Neuroscience products, our largest-selling product group, including:

- *Zyprexa*®, for the treatment of schizophrenia, acute mixed or manic episodes associated with bipolar I disorder, and bipolar maintenance
- *Zyprexa Relprevv*™ (*Zypadhera*™ in the European Union), a long-acting intramuscular injection formulation of Zyprexa
- *Cymbalta*®, for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, generalized anxiety disorder, and in the United States for the management of fibromyalgia
- *Strattera*®, for the treatment of attention-deficit hyperactivity disorder in children, adolescents, and in the United States in adults
- *Prozac*®, for the treatment of major depressive disorder, obsessive-compulsive disorder, bulimia nervosa, and panic disorder
- *Symbyax*®, for the treatment of bipolar depression and treatment-resistant depression

Endocrinology products, including:

- *Humalog*®, *Humalog Mix 75/25*™, and *Humalog Mix 50/50*™, for the treatment of diabetes
- *Humulin*®, for the treatment of diabetes
- *Byetta*®, for the treatment of type 2 diabetes
- *Actos*®, for the treatment of type 2 diabetes
- *Evista*®, for the prevention and treatment of osteoporosis in postmenopausal women and for the reduction of the risk of invasive breast cancer in postmenopausal women with osteoporosis and postmenopausal women at high risk for invasive breast cancer
- *Forteo*®, for the treatment of osteoporosis in postmenopausal women and men at high risk for fracture and for glucocorticoid-induced osteoporosis in postmenopausal women and men
- *Humatrope*®, for the treatment of human growth hormone deficiency and certain pediatric growth conditions

Oncology products, including:

- *Alimta*®, for the first-line treatment, in combination with another agent, of non-small cell lung cancer for patients with non-squamous histology; for the second-line treatment of non-small cell lung cancer; and in combination with another agent, for the treatment of malignant pleural mesothelioma
- *Gemzar*®, for the treatment of pancreatic cancer; in combination with other agents, for the treatment of metastatic breast cancer, non-small cell lung cancer, and advanced or recurrent ovarian cancer; and in the European Union for the treatment of bladder cancer
- *Erbitux*®, indicated both as a single agent and with another chemotherapy agent for the treatment of certain types of colorectal cancers; and as a single agent or in combination with radiation therapy for the treatment of certain types of head and neck cancers

Cardiovascular products, including:

- *Cialis*®, for the treatment of erectile dysfunction

- *Effient*®, for the reduction of thrombotic cardiovascular events (including stent thrombosis) in patients with acute coronary syndrome who are managed with an artery-opening procedure known as percutaneous coronary intervention ("PCI"), including patients undergoing angioplasty, atherectomy, or stent placement
- *ReoPro*®, for use as an adjunct to PCI
- *Xigris*®, for the treatment of adults with severe sepsis at high risk of death

Animal health products, including:

- *Rumensin*®, a cattle feed additive that improves feed efficiency and growth and also controls and prevents coccidiosis
- *Tylan*®, an antibiotic used to control certain diseases in cattle, swine, and poultry
- *Micotil*®, *Pulmotil*®, and *Pulmotil AC*®, antibiotics used to treat respiratory disease in cattle, swine, and poultry, respectively
- *Paylean*® and *Optaflexx*®, leanness and performance enhancers for swine and cattle, respectively
- *Posilac*®, a protein supplement to improve milk productivity in dairy cows. We acquired the worldwide rights to Posilac from Monsanto Company in August 2008.
- *Coban*®, *Monteban*®, and *Maxiban*®, anticoccidial agents for use in poultry
- *Apralan*®, an antibiotic used to control enteric infections in calves and swine
- *Surmax*® (sold as *Maxus*® in some countries), a performance enhancer for swine and poultry
- *Elector*®, a parasiticide for use on cattle and premises
- Two products for dogs: *Comfortis*®, the first FDA-approved, chewable tablet that kills fleas and prevents flea infestations on dogs; and *Reconcile*®, for treatment of canine separation anxiety in conjunction with behavior modification training

Other pharmaceuticals, including:

- *Vancocin*® HCl, used primarily to treat staphylococcal infections
- *Ceclor*™, for the treatment of a wide range of bacterial infections.

Marketing

We sell most of our products worldwide. We adapt our marketing methods and product emphasis in various countries to meet local needs.

Pharmaceuticals—United States

In the United States, we distribute pharmaceutical products principally through independent wholesale distributors, with some sales directly to pharmacies. Our marketing policy is designed to assure that products and relevant medical information are immediately available to physicians, pharmacies, hospitals, public and private payers, and appropriate health care professionals. Three wholesale distributors in the United States—AmerisourceBergen Corporation, McKesson Corporation, and Cardinal Health, Inc.—each accounted for between 12 percent and 17 percent of our worldwide consolidated net sales in 2009. No other distributor accounted for more than 10 percent of consolidated net sales. We also sell pharmaceutical products directly to the United States government and other manufacturers, but those sales are not material.

We promote our major pharmaceutical products in the United States through sales representatives who call upon physicians and other health care professionals. We advertise in medical journals, distribute literature and samples of certain products to physicians, and exhibit at medical meetings. In addition, we advertise certain products directly to consumers in the United States and we maintain web sites with information about all our major products. Divisions of our sales force are assigned to therapeutic areas, such as neuroscience, diabetes, osteoporosis, and oncology. We supplement our employee sales force with contract sales organizations as appropriate to leverage our own resources and the strengths of our partners in various markets.

Large purchasers of pharmaceuticals, such as managed-care groups, government agencies, and long-term care institutions, account for a significant portion of total pharmaceutical purchases in the United States. We maintain special business groups to service wholesalers, managed-care organizations, government and long-term care institutions, hospitals, and certain retail pharmacies. In response to competitive pressures, we have entered into arrangements with these organizations which provide for discounts or rebates on one or more Lilly products.

Pharmaceuticals—Outside the United States

Outside the United States, we promote our pharmaceutical products primarily through sales representatives. While the products marketed vary from country to country, neuroscience products constitute the largest single group in total sales. Distribution patterns vary from country to country. In most countries, we maintain our own sales organizations, but in some countries we market our products through independent distributors.

Pharmaceutical Marketing Collaborations
We market certain of our significant products in collaboration with other pharmaceutical companies:

- Under an arrangement that ended in 2009, Cymbalta was co-promoted in the United States by Quintiles Transnational Corp. Cymbalta is co-marketed in Japan by Shionogi & Co. Ltd. and is co-promoted or co-marketed in most other major countries outside the U.S. by Boehringer Ingelheim GmbH.
- Evista is marketed in major European markets by Daiichi Sankyo Europe GmbH, a subsidiary of Daiichi Sankyo Co., Ltd. of Japan.
- We co-promote Byetta with Amylin Pharmaceuticals, Inc. in the United States and Puerto Rico, and we have exclusive marketing rights in other territories.
- Erbitux is marketed in North America by Bristol-Myers Squibb. We co-promote Erbitux in North America. Outside North America, Erbitux is commercialized by Merck KGaA. We receive royalties from Bristol-Myers Squibb and Merck KGaA.
- Effient is co-promoted with us by Daiichi Sankyo in the United States, major European markets, Brazil, Mexico, China, and several other Asian countries. Daiichi Sanko retains sole marketing rights in Japan, and we retain sole marketing rights in Canada, Australia, Russia, and certain other countries.

Animal Health Products
Our Elanco animal health business unit employs field salespeople throughout the United States. Elanco also has an extensive sales force outside the United States. Elanco sells its products primarily to wholesale distributors.

Competition
Our pharmaceutical products compete with products manufactured by many other companies in highly competitive markets throughout the world. Our animal health products compete on a worldwide basis with products of animal health care companies as well as pharmaceutical, chemical, and other companies that operate animal health divisions or subsidiaries.

Important competitive factors include safety, effectiveness, and ease of use of our products; price and demonstrated cost-effectiveness; marketing effectiveness; and research and development of new products and processes. Most new products that we introduce must compete with other products already on the market or products that are later developed by competitors. If competitors introduce new products or delivery systems with therapeutic or cost advantages, our products can be subject to progressive price reductions, decreased volume of sales, or both. Manufacturers of generic pharmaceuticals invest far less in research and development than research-based pharmaceutical companies and therefore can price their products much lower than branded products. Accordingly, when a branded pharmaceutical loses its market exclusivity, it normally faces intense price competition from generic forms of the product. In many countries outside the United States, intellectual property protection is weak or nonexistent and we must compete with generic or counterfeit versions of our products. Increasingly, to obtain favorable reimbursement and formulary positioning with government payers, managed care and pharmacy benefits management organizations, we must demonstrate that our products offer not only medical benefits but also cost advantages as compared with other forms of care.

We believe our long-term competitive position depends upon our success in discovering and developing (either alone or in collaboration with others) innovative, cost-effective medicines that provide improved outcomes to individual patients and deliver value to payers, together with our ability to continuously improve the productivity of our discovery, development, manufacturing, marketing, and support operations in a highly competitive environment. There can be no assurance that our research and development efforts will result in commercially successful products or that our products or processes will not become uncompetitive from time to time as a result of products or processes developed by our competitors.

Patents, Trademarks, and Other Intellectual Property Rights

Overview
Intellectual property protection is critical to our ability to successfully commercialize our life sciences innovations and invest in the search for new medicines. We own, have applied for, or are licensed under, a large number of patents in the United States and many other countries relating to products, product uses, formulations, and manufacturing processes. There is no assurance that the patents we are seeking will be granted or that the patents we hold would be found valid and enforceable if challenged. Moreover, patents relating to particular products, uses, formulations, or processes do not preclude other manufacturers

from employing alternative processes or from marketing alternative products or formulations that might successfully compete with our patented products. In addition, from time to time, competitors or other third parties assert claims that our activities infringe patents or other intellectual property rights held by them, or allege a third-party right of ownership in our existing intellectual property.

Outside the United States, the adequacy and effectiveness of intellectual property protection for pharmaceuticals varies widely. Under the Trade-Related Aspects of Intellectual Property Agreement (TRIPs) administered by the World Trade Organization (WTO), over 140 countries have now agreed to provide non-discriminatory protection for most pharmaceutical inventions and to assure that adequate and effective rights are available to all patent owners. Because of TRIPs transition provisions, dispute resolution mechanisms, and substantive limitations, it is difficult to assess when and how much, if at all, we will benefit commercially from this protection.

When a product patent expires, the patent holder often loses effective market exclusivity for the product. This can result in a severe and rapid decline in sales of the formerly patented product, particularly in the United States. However, in some cases the innovator company may achieve exclusivity beyond the expiry of the product patent through manufacturing trade secrets, later-expiring patents on methods of use or formulations, or data-based exclusivity that may be available under pharmaceutical regulatory laws.

Some of our current products, including Erbitux, Forteo, ReoPro, and Xigris, and many of the potential products in our research pipeline, are biological products ("biologics"). Currently, generic versions of biologics cannot be approved under U.S. law. Competitors seeking approval of biologics must file their own safety and efficacy data, and address the challenges of biologics manufacturing, which typically involves more complex and costly processes than those of traditional pharmaceutical operations. However, certain health care reform bills recently debated in Congress included provisions that would create a regulatory pathway to allow generic biologics. Under these proposals, the innovator would receive data-based exclusivity for a period of years following regulatory approval for marketing. Even in the absence of new legislation, the U.S. Food and Drug Administration (FDA) is taking steps toward allowing generic versions of certain biologics.

Our Intellectual Property Portfolio

We consider intellectual property protection for certain products, processes, and uses—particularly those products discussed below—to be important to our operations. For many of our products, in addition to the compound patent we hold other patents on manufacturing processes, formulations, or uses that may extend exclusivity beyond the expiration of the product patent.

The most relevant U.S. patent protection, together with expected expiration, for our major marketed products is as follows:

- *Alimta* is protected by a compound patent (2016).
- *Byetta* is protected by a patent covering its use in treating type 2 diabetes (2017).
- *Cialis* is protected by compound and use patents (2017).
- *Cymbalta* is protected by a compound patent (2013).
- *Effient* is protected by a compound patent (2017).
- *Evista* is protected by patents on the treatment and prevention of osteoporosis (2012 and 2014), and its dosage form (2017)[1]. Evista for use in breast cancer risk reduction is protected by orphan drug exclusivity (2014).
- *Gemzar* is protected by a compound patent (November 2010) and a patent covering its antineoplastic use (2013)[1].
- *Humalog* is protected by a compound patent (2013).
- *Strattera* is protected by a patent covering its use in treating attention deficit-hyperactivity disorder (2016).
- *Zyprexa* is protected by a compound patent (October 2011).

[1]The Evista dosage form patent and Gemzar use patent have been held invalid by federal district courts, and we have appealed those decisions. For more information, see Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters."

Worldwide, we sell all of our major products under trademarks that we consider in the aggregate to be important to our operations. Trademark protection varies throughout the world, with protection continuing in some countries as long as the mark is used, and in other countries as long as it is registered. Registrations are normally for fixed but renewable terms.

Patent Licenses

Most of our important products were discovered in our own laboratories and are not subject to significant license agreements. Two of our larger products, Cialis and Alimta, are subject to patent assignments or licenses granted to us by others.

- The compound patent for Cialis is the subject of a license agreement with Glaxo SmithKline which assigns to us exclusively all rights in the compound. The agreement calls for royalties of a single-digit percentage of net sales. The agreement is not subject to termination by Glaxo for any reason other than a material breach by Lilly of the royalty obligation, after a substantial cure period.
- The compound patent for Alimta is the subject of a license agreement with Princeton University, granting us an irrevocable exclusive worldwide license to the compound patents for the lives of the patents in the respective territories. The agreement calls for royalties of a single-digit percentage of net sales. The agreement is not subject to termination by Princeton for any reason other than a material breach by Lilly of the royalty obligation, after a substantial cure period. Alimta is also the subject of a worldwide, nonexclusive license to certain compound and process patents owned by Takeda Pharmaceutical Company Limited. The agreement calls for royalties of a single-digit percentage of net sales in countries covered by a relevant patent. The agreement is subject to termination for material default and failure to cure by Lilly and in the event that Lilly becomes bankrupt or insolvent.

Patent Challenges

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as "Hatch-Waxman," made a complex set of changes to both patent and new-drug-approval laws. Before Hatch-Waxman, no drug could be approved without providing the FDA complete safety and efficacy studies, *i.e.*, a complete New Drug Application (NDA). Hatch-Waxman authorizes the FDA to approve generic versions of innovative pharmaceuticals (other than biologics) without such information by filing an Abbreviated New Drug Application (ANDA). In an ANDA, the generic manufacturer must demonstrate only "bioequivalence" between the generic version and the NDA-approved drug—not safety and efficacy.

Absent a patent challenge, the FDA cannot approve an ANDA until after the innovator's patents expire. However, after the innovator has marketed its product for four years, a generic manufacturer may file an ANDA alleging that one or more of the patents listed in the innovator's NDA are invalid or not infringed. This allegation is commonly known as a "Paragraph IV certification." The innovator must then file suit against the generic manufacturer to protect its patents. The FDA is then prohibited from approving the generic company's application for a 30- to 42-month period (which can be shortened or extended by the trial court judge hearing the patent challenge). If one or more of the NDA-listed patents are challenged, the first filer of a Paragraph IV certification may be entitled to a 180-day period of market exclusivity over all other generic manufacturers.

In recent years, generic manufacturers have used Paragraph IV certifications extensively to challenge patents on a wide array of innovative pharmaceuticals, and we expect this trend to continue. In addition, generic companies have shown an increasing willingness to launch "at risk," i.e., after receiving ANDA approval but before final resolution of their patent challenge. We are currently in litigation with numerous generic manufacturers arising from their Paragraph IV certifications on Alimta, Cymbalta, Evista, Gemzar, and Strattera. For more information on this litigation, see Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters."

Outside the United States, the legal doctrines and processes by which pharmaceutical patents can be challenged vary widely. In recent years, we have experienced an increase in patent challenges from generic manufacturers in many countries outside the United States, and we expect this trend to continue. For more information on significant patent challenges outside the United States, see Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters."

Government Regulation

Regulation of Our Operations

Our operations are regulated extensively by numerous national, state, and local agencies. The lengthy process of laboratory and clinical testing, data analysis, manufacturing development, and regulatory review necessary for governmental approvals is extremely costly and can significantly delay product introductions. Promotion, marketing, manufacturing, and distribution of pharmaceutical and animal health products are extensively regulated in all major world markets. We are required to conduct extensive post-marketing surveillance of the safety of the products we sell. In addition, our operations are subject to complex federal, state, local, and foreign laws and regulations concerning the environment, occupational health and safety, and privacy. The laws and regulations affecting the manufacture and sale of current products and the discovery, development, and introduction of new products will continue to require substantial scientific and technical effort, time, and expense and significant capital investment.

Of particular importance is the FDA in the United States. Pursuant to the Federal Food, Drug, and Cosmetic Act, the FDA has jurisdiction over all of our products and administers requirements covering the testing, safety, effectiveness, manufacturing, quality control, distribution, labeling, marketing, advertising, dissemination of information, and post-marketing surveillance of our pharmaceutical products. The FDA, along with the U.S. Department of Agriculture (USDA), also regulates our animal health products. The U.S. Environmental Protection Agency also regulates some animal health products. In 2007, Congress passed the Food and Drug Administration Amendments Act (FDAAA), which imposes additional requirements for drug development and commercialization and provides the FDA with further authorities and resources, particularly in the area of drug safety.

The FDA extensively regulates all aspects of manufacturing quality under its current Good Manufacturing Practices (cGMP) regulations. In recent years, we have made, and we continue to make, substantial investments of capital and operating expenses to implement comprehensive, company-wide improvements in our manufacturing, product and process development, and quality operations to ensure sustained cGMP compliance. However, in the event we fail to adhere to cGMP requirements in the future, we could be subject to interruptions in production, fines and penalties, and delays in new product approvals.

Outside the United States, our products and operations are subject to similar regulatory requirements, notably by the European Medicines Agency (EMA) in the European Union and the Ministry of Health, Labor and Welfare (MHLW) in Japan. Specific regulatory requirements vary from country to country.

The marketing, promotional, and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers and prescribers, are subject to various other federal and state laws, including the federal anti-kickback statute and the False Claims Act and state laws governing kickbacks, false claims, unfair trade practices, and consumer protection. These laws are administered by, among others, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services, the Federal Trade Commission, the Office of Personnel Management and state attorneys general. Over the past several years, the FDA, the Department of Justice, and many of these other agencies have increased their enforcement activities with respect to pharmaceutical companies and increased the inter-agency coordination of enforcement activities. Over this period, several claims brought by these agencies against Lilly and other companies under these and other laws have resulted in corporate criminal sanctions and very substantial civil settlements. See Item 3, "Legal Proceedings," and Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters," for information about currently pending and recently resolved marketing and promotional practices investigations involving Lilly, including information regarding a Corporate Integrity Agreement entered into by Lilly in connection with the resolution of a U.S. federal marketing practices investigation and certain related state investigations involving Zyprexa.

The U.S. Foreign Corrupt Practices Act ("FCPA") prohibits certain individuals and entities, including U.S. publicly traded companies, from promising, offering, or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of helping the company obtain or retain business or gain any improper advantage. The FCPA also imposes specific recordkeeping and internal controls requirements on U.S. publicly traded companies. As noted above, outside the U.S., our business is heavily regulated and therefore involves significant interaction with foreign officials. Additionally, in many countries outside the U.S., the health care providers who prescribe pharmaceuticals are employed by the government and the purchasers of pharmaceuticals are government entities; therefore, our payments to these prescribers and purchasers are subject to regulation under the FCPA. Recently the U.S. Securities and Exchange Commission (SEC) and the Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. See Item 3, "Legal Proceedings," for information about a currently pending investigation involving our operations in several countries.

It is possible that we could become subject to additional administrative and legal proceedings and actions, which could include claims for civil penalties (including treble damages under the False Claims Act), criminal sanctions, and administrative remedies, including exclusion from federal health care programs. It is possible that an adverse outcome in pending or future actions could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

Regulations Affecting Pharmaceutical Pricing and Reimbursement

In the United States, we are required to provide rebates to state governments on their purchases of certain of our products under state Medicaid programs. Additional cost containment measures have been adopted or proposed by federal, state, and local government entities that provide or pay for health care. In most international markets, we operate in an environment of government-mandated cost containment programs, which may include price controls, reference pricing, discounts and rebates, restrictions on physician prescription levels, restrictions on reimbursement, compulsory licenses, health economic assessments, and generic substitution.

In the U.S., the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA) provides a prescription drug benefit for seniors under the Medicare program, known as Medicare Part D. Pricing to manufacturers for drugs covered by the program is currently established through competitive negotiations between the manufacturers and private payers. In addition, comprehensive health care reform was the subject of recent intense debate in Congress, and we expect the health care reform debate to continue. Although it is difficult to predict the direction of the debate, the ultimate outcome could have a material adverse impact on our business. See Item 7, "Management's Discussion and Analysis—Executive Overview—Legal, Regulatory, and Other Matters," for more discussion of MMA and U.S. health care reform. At the state level, budget pressures are causing various states to impose cost-control measures such as higher rebates and more restrictive formularies.

International operations are also generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls, limit access to or reimbursement for our products, or reduce the value of our intellectual property protection.

We cannot predict the extent to which our business may be affected by these or other potential future legislative or regulatory developments. However, we expect that pressures on pharmaceutical pricing will become more severe.

Research and Development

Our commitment to research and development dates back more than 100 years. Our research and development activities are responsible for the discovery and development of most of the products we offer today. We invest heavily in research and development because we believe it is critical to our long-term competitiveness. At the end of 2009, we employed approximately 7,600 people in pharmaceutical and animal health research and development activities, including a substantial number of physicians, scientists holding graduate or postgraduate degrees, and highly skilled technical personnel. Our research and development expenses were $3.49 billion in 2007, $3.84 billion in 2008, and $4.33 billion in 2009.

Our pharmaceutical research and development focuses on four therapeutic categories: central nervous system and related diseases; endocrine diseases, including diabetes, obesity, and musculoskeletal disorders; cancer; and cardiovascular diseases. However, we remain opportunistic, selectively pursuing promising leads in other therapeutic areas. We are actively engaged in a strong biotechnology research program, including therapeutic proteins, antibodies, and antisense oligonucleotides as well as genomics (the development of therapeutics through identification of disease-causing genes and their cellular function), biomarkers, and targeted therapeutics. In addition to discovering and developing new chemical entities, we seek to expand the value of existing products through new uses, formulations and therapeutic approaches that provide additional value to patients. We also conduct research in animal health, including animal nutrition and physiology, control of parasites, and veterinary medicine (both food and companion animal).

To supplement our internal efforts, we collaborate with others, including educational institutions and research-based pharmaceutical and biotechnology companies, and we contract with others for the performance of research in their facilities. We use the services of physicians, hospitals, medical schools, and other research organizations worldwide to conduct clinical trials to establish the safety and effectiveness of our pharmaceutical products. We actively seek out investments in external research and technologies that hold the promise to complement and strengthen our own research efforts. These investments can take many forms, including licensing arrangements, co-development and co-marketing agreements, co-promotion arrangements, joint ventures, and acquisitions.

Drug development is time-consuming, expensive, and risky. On average, only one out of many thousands of chemical compounds discovered by researchers proves to be both medically effective and safe enough to become an approved medicine. The process from discovery to regulatory approval can take 12 to 15 years or longer. Drug candidates can fail at any stage of the process, and even late-stage drug candidates sometimes fail to receive regulatory approval or achieve commercial success. Even after approval and launch of a product, we expend considerable resources on post-marketing surveillance and clinical studies. We believe our investments in research, both internally and in collaboration with others, have been rewarded by the number of new compounds and new indications for existing compounds that we have in all stages of development. At present we have over 60 drug candidates across all stages of human testing. Among our new investigational compounds in the later stages of human testing are potential therapies for diabetes, cancers, and Alzheimer's disease. We are studying many other drug candidates in the earlier stages of development, including compounds targeting cancers, diabetes, schizophrenia, obesity, depression, sleep disorders, pain, alcohol dependence, musculoskeletal disorders, atherosclerosis, and autoimmune disorders including rheumatoid arthritis. We are also developing new uses, formulations, or delivery methods for many of these compounds as well as our currently marketed products, such as Alimta, Byetta, Cialis, Cymbalta, Effient, Erbitux, Forteo, Gemzar, and Humalog.

Raw Materials and Product Supply

Most of the principal materials we use in our manufacturing operations are available from more than one source. However, we obtain certain raw materials principally from only one source. In addition, Byetta is manufactured by third-party suppliers to Amylin. In the event one of these suppliers was unable to provide the materials or product, we generally have sufficient inventory to supply the market until an alternative source of supply can be implemented. However, in the event of an extended failure of a supplier, it is possible that we could experience an interruption in supply until we established new sources or, in some cases, implemented alternative processes.

Our primary bulk manufacturing occurs at five sites in the United States as well as locations in Ireland, Puerto Rico, and the United Kingdom. Finishing operations, including labeling and packaging, take place at a number of sites throughout the world. Effective in January 2010, we sold one of our U.S. sites, Tippecanoe Laboratories in West Lafayette, Indiana, to an affiliate of Evonik Industries AG, and entered into a nine-year supply and services agreement whereby Evonik will manufacture final and intermediate step active pharmaceutical ingredients for certain Lilly human and animal health products.

We manage our supply chain (including our own facilities, contracted arrangements, and inventory) in a way that should allow us to meet all expected product demand while maintaining flexibility to reallocate manufacturing capacity to improve efficiency and respond to changes in supply and demand. However, pharmaceutical production processes are complex, highly regulated, and vary widely from product to product. Shifting or adding manufacturing capacity can be a very lengthy process requiring significant capital expenditures and regulatory approvals. Accordingly, if we were to experience extended plant shutdowns at one of our own facilities, extended failure of a contract supplier, or extraordinary unplanned increases in demand, we could experience an interruption in supply of certain products or product shortages until production could be resumed or expanded.

Quality Assurance

Our success depends in great measure upon customer confidence in the quality of our products and in the integrity of the data that support their safety and effectiveness. Product quality arises from a total commitment to quality in all parts of our operations, including research and development, purchasing, facilities planning, manufacturing, and distribution. We have implemented quality-assurance procedures relating to the quality and integrity of scientific information and production processes.

Control of production processes involves rigid specifications for ingredients, equipment, facilities, manufacturing methods, packaging materials, and labeling. We perform tests at various stages of production processes and on the final product to assure that the product meets all regulatory requirements and our standards. These tests may involve chemical and physical chemical analyses, microbiological testing, testing in animals, or a combination. Additional assurance of quality is provided by a corporate quality-assurance group that monitors existing pharmaceutical and animal health manufacturing procedures and systems in the parent company, subsidiaries and affiliates, and third-party suppliers.

Executive Officers of the Company

The following table sets forth certain information regarding our executive officers. Except as otherwise noted, all executive officers have been employed by the Company in executive positions during the last five years.

The term of office for each executive officer expires on the date of the annual meeting of the Board of Directors, to be held on April 19, 2010, or on the date his or her successor is chosen and qualified. No director or executive officer has a "family relationship" with any other director or executive officer of the Company, as that term is defined for purposes of this disclosure requirement. There is no understanding between any executive officer and any other person pursuant to which the executive officer was selected.

Name	Age	Offices and Business Experience
John C. Lechleiter, Ph.D.	56	Chairman (since January 2009), President (since October 2005), Chief Executive Officer (since April 2008) and a Director (since October 2005)
Robert A. Armitage	61	Senior Vice President and General Counsel (since January 2003)
Bryce D. Carmine	58	Executive Vice President and President, Lilly Bio-Medicines (since November 2009)
Enrique A. Conterno	43	Senior Vice President and President, Lilly Diabetes (since November 2009)
Frank M. Deane, Ph.D.	60	President, Manufacturing Operations (since June 2007)

Name	Age	Offices and Business Experience
John H. Johnson	52	Senior Vice President and President, Lilly Oncology (since November 2009). Mr. Johnson was chief executive officer and a director of ImClone Systems Inc. from 2007 until its acquisition by Lilly in November 2008. From 2002 to 2007 he served in various executive positions at Johnson & Johnson, including Group Chairman of that company's worldwide biopharmaceuticals unit from 2005 to 2007. He first joined Johnson & Johnson in 1988. In 2000, Mr. Johnson left J&J to serve as chief executive officer of Parkstone Medical Information Systems, a start-up company that developed a hand-held device for doctors to write prescriptions. That company filed for bankruptcy protection in 2001.
Jan M. Lundberg, Ph.D.	56	Executive Vice President, Science and Technology and President, Lilly Research Laboratories (since January 2010). From 2002 until he joined Lilly in January 2010, Dr. Lundberg was executive vice president and head of discovery research at AstraZeneca.
Susan Mahony, Ph.D.	45	Senior Vice President, Human Resources (since May 2009)
Anne Nobles	53	Senior Vice President, Enterprise Risk Management (since April 2009) and Chief Ethics and Compliance Officer (since June 2007)
Steven M. Paul, M.D.	59	Executive Vice President, Science and Technology and President, Lilly Research Laboratories (since July 2003; retiring February 28, 2010)
Barton R. Peterson	51	Senior Vice President, Corporate Affairs and Communications (since June 2009). Mr. Peterson served as mayor of Indianapolis, Indiana from 2000 to 2007. From 2008 to 2009, he was managing director at Strategic Capital Partners, LLC and distinguished visiting professor of public policy at Ball State University.
Derica W. Rice	45	Executive Vice President, Global Services (since January 2010) and Chief Financial Officer (since May 2006)
Jeffrey N. Simmons	42	Senior Vice President and President, Elanco Animal Health (since January 2008)
Jacques Tapiero	51	Senior Vice President and President, Emerging Markets (since January 2010)

Employees

At the end of 2009, we employed approximately 40,360 people, including approximately 20,300 employees outside the United States. A substantial number of our employees have long records of continuous service.

Financial Information Relating to Business Segments and Classes of Products

You can find financial information relating to our business segments and classes of products in Item 8 of this Form 10-K, "Segment Information." That information is incorporated here by reference.

The relative contribution of any particular product to our consolidated net sales changes from year to year. This is due to several factors, including the introduction of new products by us and by other manufacturers and the introduction of generic pharmaceuticals upon patent expirations. In addition, margins vary for our different products due to various factors, including differences in the cost to manufacture and market the products, the value of the products to the marketplace, and government restrictions on pricing and reimbursement. Our major product sales are generally not seasonal.

Financial Information Relating to Foreign and Domestic Operations

You can find financial information relating to foreign and domestic operations in Item 8, "Segment Information." That information is incorporated here by reference. To date, our overall operations abroad have not been significantly deterred by local restrictions on the transfer of funds from branches and subsidiaries located abroad, including the availability of U.S. dollar exchange. We cannot predict what effect these restrictions or the other risks inherent in foreign operations, including possible nationalization, might have on our future operations or what other restrictions may be imposed in the future. In addition, changing currency values can either favorably or unfavorably affect our financial position, liquidity, and results of operations. We mitigate foreign exchange risk through various hedging techniques including the use of foreign currency contracts.

Available Information on Our Web Site
We make available through our company web site, free of charge, our company filings with the Securities and Exchange Commission (SEC) as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. These include our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, registration statements, and any amendments to those documents. The company web site link to our SEC filings is **http://investor.lilly.com/sec.cfm**.

In addition, the Corporate Governance portion of our web site includes our corporate governance guidelines, board and committee information (including committee charters), and our articles of incorporation and by-laws. The link to our corporate governance information is **http://investor.lilly.com/governance.cfm.**

We will provide paper copies of our SEC filings free of charge upon request to the company's secretary at the address listed on the front of this Form 10-K.

Item 1A. Risk Factors; Cautionary Statement Regarding Forward Looking Statements

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating our company. It is possible that our business, financial condition, liquidity, or results of operations could be materially adversely affected by any of these risks.

We make certain forward-looking statements in this Form 10-K, and company spokespersons may make such statements in the future. Where possible, we try to identify forward-looking statements by using such words as "expect," "plan," "will," "estimate," "forecast," "project," "believe," and "anticipate". Forward-looking statements do not relate strictly to historical or current facts. They are likely to address our growth strategy, sales of current and anticipated products, financial results, our research and development programs, the status of product approvals, legislative and regulatory developments, and the outcome of contingencies such as litigation and investigations. All forward-looking statements are based on our expectations at the time we make them. They are subject to risks and uncertainties, including those summarized below.

- *Pharmaceutical research and development is very costly and highly uncertain.* There are many difficulties and uncertainties inherent in pharmaceutical research and development and the introduction of new products. There is a high rate of failure inherent in new drug discovery and development. To bring a drug from the discovery phase to market typically takes a decade or more and costs over $1 billion. Failure can occur at any point in the process, including late in the process after substantial investment. As a result, most funds invested in research programs will not generate financial returns. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals, limited scope of approved uses, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. In recent years, FDA review times have increased substantially and fewer new drugs are being approved. In addition, it can be very difficult to predict sales growth rates of new products.
- *We face intense competition.* We compete with a large number of multinational pharmaceutical companies, biotechnology companies and generic pharmaceutical companies. To compete successfully, we must continue to deliver to the market innovative, cost-effective products that meet important medical needs. Our product sales can be adversely affected by the introduction by competitors of branded products that are perceived as superior by the marketplace, by generic versions of our branded products, and by generic versions of other products in the same therapeutic class as our branded products. See Item 1, "Business—Competition," for more details.
- *We depend on patent-protected products for most of our revenues, cash flows, and earnings, and we will lose effective intellectual property protection for many of them in the next several years.* Eight significant products, which together comprise 74 percent of our worldwide revenue, will lose their

most significant remaining U.S. patent protection, as well as their intellectual property-based exclusivity in most countries outside the U.S., in the next several years:

Product	Worldwide Revenues (2009)	Percent of Total 2009 Revenues	Relevant U.S. Patent Protection
Zyprexa	$4.92 billion	23	2011
Cymbalta	$3.07 billion	14	2013
Humalog	$1.96 billion	9	2013
Alimta	$1.71 billion	8	2016
Cialis	$1.56 billion	7	2017
Gemzar	$1.36 billion	6	2010 (compound); 2013 (use)[1]
Evista	$1.03 billion	5	2014 (use); 2017 (dosage form)[1]
Strattera	$609.4 million	3	2016

[1]The Gemzar use patent and Evista dosage form patent have been held invalid by federal district courts, and we have appealed those decisions. For more information, see Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters."

Loss of exclusivity typically results in a rapid and severe decline in sales. See Item 1, "Business—Patents, Trademarks, and Other Intellectual Property Protection," for more details. Additionally, if these or other significant products were to become subject to a problem such as an early loss of patent protection as a result of litigation, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence, or pressure from competitive products, the adverse impact on our revenues, cash flows, and earnings could be significant.

- *Our long-term success depends on intellectual property protection.* Our long-term success depends on our ability to continually discover, develop, and commercialize innovative new pharmaceutical products. Without strong intellectual property protection, we would be unable to generate the returns necessary to support the enormous investments in research and development and capital as well as other expenditures required to bring new drugs to the market.

  Intellectual property protection varies throughout the world and is subject to change over time. In the U.S., the Hatch-Waxman Act provides generic companies powerful incentives to seek to invalidate our patents; as a result, we expect that our U.S. patents on major products will be routinely challenged, and there can be no assurance that our patents will be upheld. See Item 1, "Business—Patents, Trademarks, and Other Intellectual Property Protection," for more details. We are increasingly facing generic manufacturer challenges to our patents outside the U.S. as well. In addition, competitors or other third parties may claim that our activities infringe patents or other intellectual property rights held by them. If successful, such claims could result in our being unable to market a product in a particular territory or being required to pay damages for past infringement or royalties on future sales. See Item 1, "Business—Patents, Trademarks, and Other Intellectual Property Protection," for more details.

- *Our business is subject to increasing government price controls and other health care cost containment measures.* Government health care cost-containment measures can significantly affect our sales and profitability. In many countries outside the United States, government agencies strictly control, directly or indirectly, the prices at which our products are sold. In the United States, we are subject to substantial pricing pressures from state Medicaid programs and private insurance programs and pharmacy benefit managers, including those operating under the Medicare Part D pharmaceutical benefit. Many federal and state legislative proposals, including the comprehensive health care reform bills that were the subject of recent debate in Congress, would further negatively affect our pricing and/or reimbursement for our products. We expect pricing pressures from both governments and private payers inside and outside the United States to become more severe. See Item I, "Business—Regulations Affecting Pharmaceutical Pricing and Reimbursement," for more details.

- *Pharmaceutical products can develop unexpected safety or efficacy concerns.* Unexpected safety or efficacy concerns can arise with respect to marketed products, leading to product recalls, withdrawals, or declining sales, as well as costly product liability claims.

- *Regulatory compliance problems could be damaging to the company.* The marketing, promotional, and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers, prescribers, and patients, are subject to extensive regulation. Many companies, including Lilly, have been subject to claims related to these practices asserted by federal, state and foreign governmental authorities and private payers and consumers. These claims have resulted in substantial expense and other significant consequences to us. It is possible other products could become subject to investigation and that the outcome of these matters could include criminal charges and fines, penalties, or other monetary or nonmonetary remedies. In particular, See Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters," for the discussions of the U.S. sales and marketing practices investigations. In addition, regulatory issues concerning compliance with current Good Manufacturing Practice (cGMP) regulations for pharmaceutical products can lead to product recalls and seizures, interruption of production leading to product shortages, and delays in the approvals of new products pending resolution of the cGMP issues. We are now operating under a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services that requires us to maintain comprehensive compliance programs governing our research, manufacturing, and sales and marketing of pharmaceuticals. A material failure to comply with the Agreement could result in severe sanctions to the company. See Item 1, "Business—Regulation of our Operations," for more details.

- *We face many product liability claims today, and future claims will be largely self-insured.* We are subject to a substantial number of product liability claims involving primarily Zyprexa, diethylstilbestrol ("DES"), thimerosal, and Byetta, and because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability claims for other products in the future. See Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters," and Item 3, "Legal Proceedings," for more information on our current product liability litigation. Due to a very restrictive market for product liability insurance, we have been and will continue to be largely self-insured for future product liability losses for substantially all our currently marketed products. In addition, there is no assurance that we will be able to fully collect from our insurance carriers on past claims.
- *Manufacturing difficulties could lead to product supply problems.* Pharmaceutical manufacturing is complex and highly regulated. Manufacturing difficulties at our facilities or contracted facilities, or the failure or refusal of a contract manufacturer to supply contracted quantities, could result in product shortages, leading to lost sales. See Item 1, "Business—Raw Materials and Product Supply," for more details.
- *A prolonged economic downturn could adversely affect our business and operating results.* While pharmaceuticals have not generally been sensitive to overall economic cycles, a prolonged economic downturn coupled with rising unemployment (and a corresponding increase in the uninsured and underinsured population) could lead to decreased utilization of drugs, affecting our sales volume. Declining tax revenues attributable to the downturn are increasing the pressure on governments to reduce health care spending, leading to increasing government efforts to control drug prices and utilization. In addition, a prolonged economic downturn could adversely affect our investment portfolio, which could lead to the recognition of losses on our corporate investments and increased benefit expense related to our pension obligations. Also, if our customers, suppliers or collaboration partners experience financial difficulties, we could experience slower customer collections, greater bad debt expense, and performance defaults by suppliers or collaboration partners.
- *We face other risks to our business and operating results.* Our business is subject to a number of other risks and uncertainties, including:
  - Economic factors over which we have no control, including changes in inflation, interest rates, and foreign currency exchange rates, can affect our results of operations.
  - Changes in tax laws, including laws related to the remittance of foreign earnings or investments in foreign countries with favorable tax rates, and settlements of federal, state, and foreign tax audits, can affect our results of operations. In its budget submission to Congress in February 2010, the Obama administration proposed changes to the manner in which the U.S. would tax the international income of U.S.-based companies. While it is uncertain how the U.S. Congress may address this issue, reform of U.S. taxation, including taxation of international income, continues to be a topic of discussion for the U.S. Congress. A significant change to the U.S. tax system, including changes to the taxation of international income, could have a material adverse effect on our results of operations.
  - Changes in accounting standards promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission can affect our financial statements.
  - Our financial statements can also be affected by internal factors, such as changes in business strategies and the impact of restructurings, asset impairments, technology acquisition and disposition transactions, and business combinations.

We undertake no duty to update forward-looking statements.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal domestic and international executive offices are located in Indianapolis. At December 31, 2009, we owned 12 production and distribution sites in the United States and Puerto Rico. Together with the corporate administrative offices, these facilities contain an aggregate of approximately 14.1 million square feet of floor area dedicated to production, distribution, and administration. Major production sites include Indianapolis and Clinton, Indiana; Carolina, Puerto Rico; Branchburg, New Jersey; and Augusta, Georgia.

We own production and distribution sites in 12 countries outside the United States and Puerto Rico, containing an aggregate of approximately 3.6 million square feet of floor area. Major production sites include facilities in France, Ireland, Spain, Brazil, Italy, Mexico, and the United Kingdom.

Our research and development facilities in the United States consist of approximately 3.7 million square feet and are located primarily in Indianapolis, with smaller sites in San Diego and New York City. Our major research and development facilities abroad are located in United Kingdom, Canada, Singapore, and Spain, and contain an aggregate of approximately 350,000 square feet.

We believe that none of our properties is subject to any encumbrance, easement, or other restriction that would detract materially from its value or impair its use in the operation of the business. The buildings we own are of varying ages and in good condition.

Item 3. Legal Proceedings

We are a party to various currently pending legal actions, government investigations, and environmental proceedings, and we anticipate that such actions could be brought against us in the future. The most significant of these matters are described below or, as noted, in Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters." While it is not possible to determine the outcome of the legal actions, investigations and proceedings brought against us, we believe that, except as otherwise specifically noted below or in Item 7, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could be material to our consolidated results of operations in any one accounting period.

Legal Proceedings Described in Management's Discussion and Analysis

See Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters," for information on various legal proceedings, including but not limited to:

- The U.S. patent litigation involving Alimta, Cymbalta, Evista, Gemzar, Strattera, and Xigris
- The patent litigation outside the U.S. involving Zyprexa
- The various federal and state investigations relating to our sales, marketing, and promotional practices
- The Zyprexa product liability and related litigation, including claims brought on behalf of state Medicaid agencies and private healthcare payers

That information is incorporated into this Item by reference.

Other Patent Litigation

Cialis: In July 2005, Vanderbilt University filed a lawsuit in the United States District Court in Delaware against ICOS Corporation seeking to add three of its scientists as co-inventors on the Cialis compound and method-of-use patents. In January 2009, the district court judge ruled in our favor, declining to add any of these scientists as an inventor on either patent. The plaintiff appealed this ruling to the Court of Appeals for the Federal Circuit, which heard oral arguments in November 2009. We await the court's decision. We believe these claims are without legal merit and expect to prevail in the appeal; however, it is not possible to determine the outcome. An unfavorable final outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In October 2002, Pfizer Inc. was issued a method-of-use patent in the United States and commenced a lawsuit in the United States District Court in Delaware against us, Lilly ICOS LLC, and ICOS Corporation (both later acquired by Lilly) alleging that the marketing of Cialis for erectile dysfunction infringed this patent. This litigation has been stayed pending the outcome of a reexamination of the patent by the U.S. Patent and Trademark Office. The Office has made a final rejection of the relevant patent claims which Pfizer has appealed to the Board of Patent Appeals and Interferences. In February 2010, the Board affirmed the Office's rejection of these claims. Pfizer has the right to appeal this decision. We believe Pfizer's claims are without merit and expect to prevail. However, it is not possible to determine the outcome of this litigation.

Other Product Liability Litigation
We are currently a defendant in a variety of product liability lawsuits in the United States involving primarily Zyprexa, thimerosal, Byetta, and DES.

We have been named as a defendant in approximately 200 actions in the U.S., involving approximately 270 claimants, brought in various state courts and federal district courts on behalf of children with autism or other neurological disorders who received childhood vaccines (manufactured by other companies) that contained thimerosal, a generic preservative used in certain vaccines in the U.S. beginning in the 1930s. We purchased patents and conducted research pertaining to thimerosal in the 1920s. We have been named in the suits even though we discontinued manufacturing the raw material in 1974 and discontinued selling it in the United States to vaccine manufacturers in 1992. The lawsuits typically name the vaccine manufacturers as well as Lilly and other distributors of thimerosal, and allege that the children's exposure to thimerosal-containing vaccines caused their autism or other neurological disorders. We strongly deny any liability in these cases. There is no credible scientific evidence establishing a causal relationship between thimerosal-containing vaccines and autism or other neurological disorders. In addition, we believe the majority of the cases should not be prosecuted in the courts in which they have been brought because the underlying claims are subject to the National Childhood Vaccine Injury Act of 1986. Implemented in 1988, the Act established a mandatory, federally administered no-fault claims process for individuals who allege that they were harmed by the administration of childhood vaccines. Under the Act, claims must first be brought before the U.S. Court of Claims for an award determination under the compensation guidelines established pursuant to the Act. Claimants who are unsatisfied with their awards under the Act may reject the award and seek traditional judicial remedies.

We have been named a defendant in approximately 55 Byetta product liability lawsuits involving approximately 280 plaintiffs, primarily seeking to recover damages for pancreatitis experienced by patients prescribed Byetta. We are aware of approximately 40 additional claimants who have not yet filed suit. The majority of the cases are filed in California and coordinated in a Los Angeles Superior Court. In June 2009, a lawsuit was filed in Louisiana State Court (Ralph Jackson v. Eli Lilly and Company, et al.) seeking to assert similar product liability claims on behalf of Louisiana residents who were prescribed Byetta; however, the plaintiff dropped the class action allegations in a recently-filed amended complaint. We believe these claims are without merit and are prepared to defend against them vigorously.

In approximately 25 U.S. lawsuits against us involving approximately 50 claimants, plaintiffs seek to recover damages on behalf of children or grandchildren of women who were prescribed DES during pregnancy in the 1950s and 1960s. In December 2009, a lawsuit was filed in U.S. District Court in Washington, D.C. against Lilly and other manufacturers (*Michele Fecho, et al v. Eli Lilly and Company, et al*) seeking to assert product liability claims on behalf of a putative class of men and women allegedly exposed to the medicine who claim to have later developed breast cancer. We believe these claims are without merit and are prepared to defend against them vigorously.

Other Marketing Practices Investigations
In November 2008, we received a subpoena from the U.S. Department of Health and Human Services Office of Inspector General in coordination with the U.S. Attorney for the Western District of New York seeking production of a wide range of documents and information relating to reimbursement of Alimta. We are cooperating in this investigation.

In August 2003, we received notice that the staff of the SEC is conducting an investigation into the compliance by Polish subsidiaries of certain pharmaceutical companies, including Lilly, with the U.S. Foreign Corrupt Practices Act of 1977. The staff has issued subpoenas to us requesting production of documents related to the investigation. In connection with that matter, staffs of the SEC and the Department of Justice (DOJ) have expanded their investigation and have asked us to voluntarily provide additional information related to certain activities of Lilly affiliates in a number of other countries. The SEC staff has also issued a subpoena related to activities in these countries. We are cooperating with the SEC and the DOJ in this investigation.

Shareholder Derivative Litigation
In 2007, the company received two demands from shareholders that the board of directors cause the company to take legal action against current and former directors and others for allegedly causing damage to the company through improper marketing of Evista, Prozac, and Zyprexa. In accordance with procedures established under the Indiana Business Corporation Law (Ind. Code § 23-1-32), the board has appointed a committee of independent persons to consider the demands and determine what action, if any, the company should take in response. Since January 2008, we have been served with seven shareholder derivative lawsuits: *Lambrecht, et al. v. Taurel, et al.*, filed January 17, 2008, in the United States District Court for the Southern District of Indiana; *Staehr, et al. v. Eli Lilly and Company, et al.*, filed March 27, 2008, in Marion County Superior Court in Indianapolis, Indiana; *Waldman, et al., v. Eli Lilly and Company, et al.*, filed February 11, 2008, in the United States District Court for the Eastern District of New York; *Solomon v. Eli Lilly and Company, et al.*, filed March 27, 2008, in Marion County Superior Court in

Indianapolis, Indiana; *Robbins v. Taurel, et al.*, filed April 9, 2008, in the United States District Court for the Eastern District of New York; *City of Taylor General Employees Retirement System v. Taurel, et al.*, filed April 15, 2008, in the United States District Court for the Eastern District of New York; and *Zemprelli v. Taurel, et al.*, filed June 24, 2008, in the United States District Court for the Southern District of Indiana. Two of these lawsuits were filed by the shareholders who served the demands described above. All seven lawsuits are nominally filed on behalf of the company, against various current and former directors and officers and allege that the named officers and directors harmed the company through the improper marketing of Zyprexa, and in certain suits, Evista and Prozac. The Zemprelli suit also claims that certain defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. We believe these lawsuits are without merit and are prepared to defend against them vigorously.

Employee Litigation

In April 2006, three former employees and one current employee filed a complaint against the company in the U.S. District Court for the Southern District of Indiana (*Welch, et al. v. Eli Lilly and Company*, filed April 20, 2006) alleging racial discrimination. Plaintiffs have since amended their complaint twice, and the lawsuit currently involves 145 individual plaintiffs as well as the national and local chapters of the National Association for the Advancement of Colored People (NAACP). Although the case was originally filed as a putative class action, in September 2009, plaintiffs withdrew their request for class certification. We believe these claims are without merit and are prepared to defend against them vigorously.

We have also been named as a defendant in a lawsuit filed in the U.S. District Court for the Northern District of New York (*Schaefer-LaRose, et al. v. Eli Lilly and Company*, filed November 14, 2006) claiming that our pharmaceutical sales representatives should have been categorized as "non-exempt" rather than "exempt" employees, and claiming that the company owes them back wages for overtime worked, as well as penalties, interest, and attorneys' fees. Other pharmaceutical industry participants face identical lawsuits. The case was transferred to the U.S. District Court for the Southern District of Indiana in August 2007. In February 2008, the Indianapolis court conditionally certified a nationwide opt-in collective action under the Fair Labor Standards Act of all current and former employees who served as a Lilly pharmaceutical sales representative at any time from November 2003 to the present. As of the close of the opt-in period, fewer than 400 of the over 7,500 potential plaintiffs elected to participate in the lawsuit. In September 2009, the District Court granted our motion for summary judgment with regard to Ms. Schaefer-LaRose's claims and ordered the plaintiffs to demonstrate why the entire collective action should not be decertified within 30 days. Plaintiffs have filed a motion for reconsideration of the summary judgment decision and have also opposed decertification, and all other matters have been stayed pending a ruling on these issues. If summary judgment is not reconsidered, we expect plaintiffs will appeal the ruling to the 7th Circuit Court of Appeals. We believe this lawsuit is without merit and are prepared to defend against it vigorously.

In September 2009, one of the opt-in plaintiffs in *Schaefer-LaRose, et al v. Eli Lilly and Company* filed an action in the Superior Court for Alameda County, California, alleging on behalf of a putative class that the company violated California's Business and Professions Code by failing to pay sales representatives overtime and by not providing them with rest and meal breaks under California law. After removing the lawsuit to the federal district court in the Northern District of California, the parties agreed, and the Court ordered, that the lawsuit would be stayed pending a decision from the 9th Circuit in one of the other several lawsuits addressing the exempt status of pharmaceutical sales representatives. We believe the lawsuit is without merit and are prepared to defend against it vigorously.

We have been named in a lawsuit brought by the Labor Attorney for 15th Region in the Labor Court of Paulinia, State of Sao Paulo, Brazil, alleging possible harm to employees and former employees caused by exposure to heavy metals. We have also been named in approximately 50 lawsuits filed in the same court by individual former employees making similar claims. We have also been named, along with several other companies, in a lawsuit filed by certain of these individuals in U.S. District Court for the Southern District of Indiana on April 21, 2009, alleging possible harm caused by exposure to pesticides related to our former agricultural chemical manufacturing facility in Cosmopolis, Brazil. We believe these lawsuits are without merit and are prepared to defend against them vigorously.

Other Matters

In October 2005, the U.S. Attorney's office for the Eastern District of Pennsylvania advised that it is conducting an inquiry regarding certain rebate agreements we entered into with a pharmacy benefit manager covering Axid®, Evista, Humalog, Humulin, Prozac, and Zyprexa. The inquiry includes a review of our Medicaid best price reporting related to the product sales covered by the rebate agreements. We are cooperating in this matter.

In October 2005, we received a subpoena from the U.S. Attorney's office for the District of Massachusetts for the production of documents relating to our business relationship with a long-term care pharmacy organization concerning Actos, Evista, Humalog, Humulin, and Zyprexa. We are cooperating in this matter.

Between 2003 and 2005, various municipalities in New York sued us and many other pharmaceutical manufacturers, claiming in general that as a result of alleged improprieties by the manufacturers in the calculation and reporting of average wholesale prices for purposes of Medicaid reimbursement, the municipalities overpaid their portion of the cost of pharmaceuticals. The suits seek monetary and other relief, including civil penalties and treble damages. Similar suits were filed against us and many other manufacturers by the States of Mississippi, Iowa, Utah, and Kansas. These suits are pending either in the U.S. District Court for the District of Massachusetts or in various state courts. All of these suits are in early stages or discovery is ongoing. We believe these lawsuits are without merit and are prepared to defend against them vigorously.

During 2004 we, along with several other pharmaceutical companies, were named in a consolidated lawsuit in California state court brought on behalf of consumers alleging that the conduct of pharmaceutical companies in preventing commercial importation of prescription drugs from outside the United States violated antitrust laws. The case sought restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. Summary judgment was granted to us and the other defendants. In July 2008, the California Court of Appeals affirmed that decision. The California Supreme Court has accepted plaintiff's appeal, and we expect it to be heard later this year.

In July 2008, we received a request from the Civil Division of the United States Department of Justice requesting the production of documents related to nominal pricing. In June 2009, we received a Civil Investigative Demand from the office of the Attorney General of Texas requesting documents related to nominal pricing of Axid; we divested the marketing rights for Axid in 2000. We are cooperating in these matters.

Along with over 100 other pharmaceutical companies operating in Europe, in 2008 we received questionnaires from the European Commission as part of its inquiry into whether pharmaceutical companies improperly blocked or created artificial barriers to pharmaceutical innovation or market entry of medicines through the misuse of patent rights, settlements of claims, litigation, or other means. In July 2009, the Commission released its report in which it concluded that the practices of companies contributed to delays in the entry of medicines onto the market, but that shortcomings in the regulatory framework were also a contributing factor. The Commission has subsequently requested additional information from the companies. We are cooperating with the Commission in this matter.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to the cleanup of fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup.

During routine inspections in 2006 and 2007, the U.S. Environmental Protection Agency (EPA) identified potential gaps in our leak detection and repair program (LDAR). In addition, in 2006 we voluntarily reported to the state and city environmental agencies that we had exceeded an annual limit for air emissions. In response to these events, we have implemented numerous corrective actions and enhancements to our LDAR program. We are currently working with the EPA towards resolution of this matter, which will likely require the payment of a fine. We do not believe the amount of the fine will be material.

We are also a defendant in other litigation and investigations, including product liability, patent, employment, and premises liability litigation, of a character we regard as normal to our business.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2009, no matters were submitted to a vote of security holders.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

You can find information relating to the principal market for our common stock and related stockholder matters at Item 8 under "Selected Quarterly Data (unaudited)" and "Selected Financial Data (unaudited)." That information is incorporated here by reference.

The following table summarizes the activity related to repurchases of our equity securities during the fourth quarter ended December 31, 2009:

Period	Total Number of Shares Purchased (in thousands) (a)	Average Price Paid per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (Dollars in millions) (d)
October 2009	0	$ —	—	$419.2
November 2009 . . .	1	34.01	—	419.2
December 2009 . . .	0	—	—	419.2
Total	1		—	

The amounts presented in columns (a) and (b) above represent purchases of common stock related to employee stock option exercises. The amounts presented in columns (c) and (d) in the above table represent activity related to our $3.00 billion share repurchase program announced in March 2000. As of December 31, 2009, we have purchased $2.58 billion related to this program.

Item 6. Selected Financial Data

You can find selected financial data for each of our five most recent fiscal years in Item 8 under "Selected Financial Data (unaudited)." That information is incorporated here by reference.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

This section provides an overview of our financial results, recent product and late-stage pipeline developments, significant business development, and legal, regulatory, and other matters affecting our company and the pharmaceutical industry.

Financial Results

We achieved revenue growth of 7 percent in 2009, which was primarily driven by the collective growth of Alimta, Cymbalta, Humalog, and Zyprexa and the inclusion of Erbitux revenue as a result of the ImClone Systems Inc. (Imclone) acquisition in November 2008. The impact of changes in foreign currencies compared to the U.S. dollar on international inventories sold during the year decreased our cost of sales in 2009 and increased our cost of sales in 2008, which contributed to an improvement in gross margin. Marketing, selling, and administrative expenses grew at a slower rate than revenue, while our investment in research and development grew at a greater rate than sales. We incurred income tax expense of $1.03 billion in 2009 resulting in an effective tax rate of 19.2 percent. Earnings increased to $4.33 billion, and earnings per share increased to $3.94 per share, in 2009 as compared to a net loss of $2.07 billion, and a loss per share of $1.89 in 2008. Net income comparisons between 2009 and 2008 are affected by the impact of the following significant items:

2009

Acquisitions (Note 3)

- We incurred acquired in-process research and development (IPR&D) charges associated with an in-licensing arrangement with Incyte Corporation (Incyte) of $90.0 million (pretax), which decreased earnings per share by $.05.

Asset Impairments and Related Restructuring and Other Special Charges (Notes 5 and 14)

- We recognized asset impairments, restructuring, and other special charges of $462.7 million (pretax), which decreased earnings per share by $.29 for asset impairments and restructuring primarily related to the sale of our Tippecanoe Laboratories manufacturing site to an affiliate of Evonik Industries AG.
- We incurred pretax charges of $230.0 million representing the currently probable and estimable exposures in connection with the claims of several states related to Zyprexa, which decreased earnings per share by $.13.

2008

Acquisitions (Note 3)

- We recognized charges totaling $4.73 billion (pretax) associated with the acquisition of ImClone, which decreased earnings per share by $4.46. These amounts include an IPR&D charge of $4.69 billion (pretax). The remaining net expenses are related to ImClone's operating results subsequent to the acquisition, incremental interest costs, and amortization of the intangible asset associated with Erbitux. We also incurred IPR&D charges of $28.0 million (pretax) associated with the acquisition of SGX Pharmaceuticals, Inc. (SGX), which decreased earnings per share by $.03.
- We incurred IPR&D charges associated with licensing arrangements with BioMS Medical Corp. (BioMS) and TransPharma Medical Ltd. totaling $122.0 million (pretax), which decreased earnings per share by $.07.

Asset Impairments and Related Restructuring and Other Special Charges (Notes 5 and 14)

- We recognized asset impairments, restructuring, and other special charges totaling $497.0 million (pretax), which decreased earnings per share by $.30. A similar charge of $57.1 million (pretax), which decreased earnings per share by $.04, was included in cost of sales. These charges were primarily associated with the sale of our Greenfield, Indiana site, the termination of the AIR® Insulin program; and strategic exit activities related to manufacturing operations.
- We recorded charges of $1.48 billion (pretax) related to the federal and state Zyprexa investigations led by the U.S. Attorney for the Eastern District of Pennsylvania (EDPA), as well as the resolution of a multi-state investigation regarding Zyprexa involving 32 states and the District of Columbia, which decreased earnings per share by $1.20.

Other (Note 12)

- We recognized a discrete income tax benefit of $210.3 million as a result of the resolution of a substantial portion of the IRS audit of our federal income tax returns for the years 2001 through 2004, which increased earnings per share by $.19.

Late-Stage Pipeline Developments and Business Development Activity

Our long-term success depends, to a great extent, on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. We currently have over 60 potential new drugs in human testing. A number of late-stage pipeline developments and business development transactions occurred within the past year, including:

Pipeline

- The United States Food and Drug Administration (FDA) approved an expanded indication for Byetta as a standalone medication (monotherapy) along with diet and exercise to improve glycemic control in adults with type 2 diabetes.
- The FDA approved Zyprexa Relprevv for extended release injectable suspension for the treatment of schizophrenia in adults. We also launched this product under the tradename Zypadhera in several countries within the European Union.
- We announced initial results from a Phase III clinical trial for arzoxifene. After reviewing the overall clinical profile of arzoxifene in light of currently available treatments, including our own osteoporosis products, we decided not to submit the compound for regulatory review.
- The FDA approved a new use for Forteo to treat osteoporosis associated with sustained, systemic glucocorticoid therapy in men and women at high risk of fracture.
- We and our partner BioMS discontinued Phase III clinical trials for dirucotide in patients with secondary progressive multiple sclerosis. Data showed that dirucotide did not meet the primary endpoint of delaying disease progression and there were no statistically significant differences between dirucotide and placebo on the secondary endpoints of the study.
- The FDA approved Effient tablets for the reduction of thrombotic cardiovascular events (including stent thrombosis) in patients with acute coronary syndromes (ACS) who are managed with an artery-opening procedure known as percutaneous coronary intervention (PCI). We and our partner, Daiichi Sankyo, Inc., launched Effient in the U.S. in August. The European Commission granted marketing authorization for Efient® for the prevention of atherothrombotic events in patients with ACS undergoing PCI.
- The FDA approved Alimta as a maintenance therapy for locally advanced or metastatic non-small cell lung cancer (NSCLC), specifically for patients with a nonsquamous histology whose disease has not progressed after four cycles of platinum-based first-line chemotherapy.
- The European Commission granted approval for the use of Alimta as monotherapy for maintenance treatment of patients with other than predominantly squamous cell histology in locally-advanced or

metastatic NSCLC, whose disease has not progressed immediately following platinum-based chemotherapy.

- Alimta received regulatory approval in Japan as both a first- and second-line treatment of NSCLC.
- We and our partners Amylin Pharmaceuticals, Inc. (Amylin) and Alkermes, Inc., submitted a New Drug Application (NDA) to the FDA for exenatide once weekly. Exenatide once weekly is an investigational sustained release medication for type 2 diabetes that is injected subcutaneously and administered only once a week.
- We began enrolling patients in two separate but identical Phase III clinical trials of solanezumab, an anti-amyloid beta monoclonal antibody being investigated as a potential treatment to delay the progression of mild to moderate Alzheimer's disease. The trials each include a treatment period that lasts 18 months and are expected to enroll a total of 2,000 patients age 55 and over from 16 countries.
- The FDA approved two new combination indications for Zyprexa (olanzapine) and fluoxetine for the acute treatment of bipolar depression and TRD in adults.
- We received a complete response letter from the FDA for the first-line squamous cell carcinoma of the head and neck (SCCHN) supplemental Biologics License Application (sBLA) for Erbitux.

Business Development

- We entered into an exclusive worldwide license and collaboration agreement with Incyte for the development and commercialization of Incyte's oral JAK1/JAK2 inhibitor, and certain follow-on compounds, for inflammatory and autoimmune diseases. The lead compound is currently being studied in a six-month dose-ranging Phase II trial for rheumatoid arthritis.
- We entered into a co-promotion agreement with Kowa Pharmaceutical America to commercialize Livalo® (pitavastatin) in the United States. Lilly and Kowa Company, Limited have also entered into a licensing agreement in Latin America. Livalo is a statin approved by the FDA in August 2009 for the treatment of primary hyperlipidemia and mixed dyslipidemia. We plan to launch Livalo in the U.S. in mid-2010.
- In January 2010, we restructured the collaboration agreement executed by Bristol-Myers Squibb and ImClone in 2001 to allow for the co-development and co-commercialization of the late-stage oncology molecule necitumumab (IMC-11F8), which is currently in Phase III clinical testing for non-small cell lung cancer. Under the restructured agreement, both companies will share in the cost of developing and potentially commercializing necitumumab in the U.S., Canada and Japan. We maintain exclusive rights to necitumumab in all other markets.

Legal, Regulatory, and Other Matters

In September 2009, we set a goal to reduce our expected cost structure by $1 billion by the end of 2011. We also plan to lower global headcount to 35,000 by the end of 2011, excluding strategic sales force additions in high-growth emerging markets and Japan, which could result in future periodic restructuring charges.

In January 2009, we reached resolution with the Office of the U.S. Attorney for the EDPA, and the State Medicaid Fraud Control Units of 36 states and the District of Columbia, of an investigation related to our U.S. marketing and promotional practices with respect to Zyprexa. We recorded a charge of $1.42 billion for this matter in the third quarter of 2008. In 2009, we paid substantially all of this amount, as required by the settlement agreements. In addition, in October 2008, we reached a settlement with 32 states and the District of Columbia related to a multistate investigation brought under various state consumer protection laws, under which we paid $62.0 million. However, we were served with lawsuits brought by attorneys general of a number of states, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug and seeking to recover the costs paid for Zyprexa through Medicaid and other drug-benefit programs, as well as the costs alleged to have been incurred and that will be incurred to treat Zyprexa-related illnesses. In 2009, we incurred pretax charges of $230.0 million, reflecting the probable and estimable exposures in connection with these claims. We have reached settlements or are in advanced discussions to settle all of the remaining state claims. The Pennsylvania case is set for trial in April 2010 in state court.

Health care reform is currently the subject of intense debate in the U.S. Congress. The impact of reform on the pharmaceutical industry is uncertain. Most reform proposals intend to provide coverage for the uninsured, include increasing existing price rebates in federally funded health care programs and the expansion of rebates, or other pharmaceutical company discounts, into new programs. There are also proposals that will impose new fees on pharmaceutical industry sales of certain prescription pharmaceutical products. Certain federal and state health care reform proposals that go beyond providing additional health insurance coverage for the uninsured may also place downward pressure on pharmaceutical industry sales or prices. These proposals include reducing incentives for employer-sponsored health care;

the creation of an independent commission to propose changes to Medicare, with a particular focus on the cost of biopharmaceuticals in Medicare Part D, which lowers the projections for future government spending in Medicare; and a government-run public option with biopharmaceutical price-setting capabilities. Additionally, various proposals could legalize the importation of prescription drugs and either allow, or require, the Secretary of Health and Human Services to negotiate drug prices within Medicare Part D directly with pharmaceutical manufacturers. In addition, the federal government is considering creating an expedited regulatory approval pathway for biosimilars (copies of biological compounds) for biologic products in the U.S.; the proposals vary as to which biologic products would be eligible, how quickly a biosimilar might reach the market, and the ability to interchange the biosimilar and the original biologic product at the pharmacy. We expect pricing pressures at the federal and state levels to become more severe, which could have a material adverse effect on our consolidated results of operations.

In its budget submission to Congress in February 2010, the Obama administration proposed changes to the manner in which the U.S. would tax the international income of U.S.-based companies. While it is uncertain how the U.S. Congress may address this issue, reform of U.S. taxation, including taxation of international income, continues to be a topic of discussion for the U.S. Congress. A significant change to the U.S. tax system, including changes to the taxation of international income, could have a material adverse effect on our consolidated results of operations.

International operations also are generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls, limit access to or reimbursement for our products, or reduce the value of our intellectual property protection. These proposals are expected to increase in both frequency and impact, given the effect of the downturn in the global economy on local governments.

OPERATING RESULTS—2009

Revenue

Our worldwide revenue for 2009 increased 7 percent, to $21.84 billion, driven primarily by growth of Alimta, Cymbalta, Humalog, and Zyprexa, and the inclusion of Erbitux revenue as a result of the ImClone acquisition. Worldwide sales volume increased 7 percent, while selling prices contributed 3 percent of revenue growth, partially offset by the unfavorable impact of foreign exchange rates of 3 percent. Revenue in the U.S. increased 12 percent, to $12.29 billion, due to higher prices and higher demand. Revenue outside the U.S. increased 1 percent, to $9.54 billion, due to increased demand, partially offset by the negative impact of foreign exchange rates and lower prices.

The following table summarizes our revenue activity in 2009 compared with 2008:

Product	Year Ended December 31, 2009			Year Ended December 31, 2008	Percent Change
	U.S.[1]	Outside U.S.	Total[3]	Total	from 2008
	(Dollars in millions)				
Zyprexa	$ 2,331.7	$2,583.9	$ 4,915.7	$ 4,696.1	5
Cymbalta	2,551.8	523.0	3,074.7	2,697.1	14
Humalog	1,208.4	750.6	1,959.0	1,735.8	13
Alimta	815.6	890.4	1,706.0	1,154.7	48
Cialis	623.3	935.8	1,559.1	1,444.5	8
Gemzar	747.4	615.8	1,363.2	1,719.8	(21)
Animal health products	672.2	535.0	1,207.2	1,093.3	10
Evista	682.2	348.1	1,030.4	1,075.6	(4)
Humulin	402.4	619.6	1,022.0	1,063.2	(4)
Forteo	518.3	298.4	816.7	778.7	5
Strattera	445.6	163.7	609.4	579.5	5
Other pharmaceutical products	739.9	1,168.4	1,908.1	1,887.5	1
Total net product sales	11,738.8	9,432.7	21,171.5	19,925.8	6
Collaboration and other revenue[2]	555.6	108.9	664.5	446.1	49
Total revenue	$12,294.4	$9,541.6	$21,836.0	$20,371.9	7

[1]U.S. revenue includes revenue in Puerto Rico.

[2]Collaboration and other revenue is primarily composed of Erbitux royalties and 50 percent of Byetta's gross margin in the U.S.

[3]Numbers may not add due to rounding.

Zyprexa, our top-selling product, is a treatment for schizophrenia, acute mixed or manic episodes associated with bipolar I disorder, and bipolar maintenance. Zyprexa sales in the U.S. increased 6 percent in 2009, due to higher prices, partially offset by reduced demand. Sales outside the U.S. increased 4 percent driven by increased demand, partially offset by the unfavorable impact of foreign exchange rates. Demand outside the U.S. was favorably impacted by the withdrawal of generic competition in Germany in early 2009.

Sales of Cymbalta, a product for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, generalized anxiety disorder, and fibromyalgia, increased 13 percent in the U.S., driven by higher prices and increased demand. Sales outside the U.S. increased 18 percent, driven by increased demand, partially offset by the unfavorable impact of foreign exchange rates and lower prices.

Sales of Humalog, our injectable human insulin analog for the treatment of diabetes, increased 20 percent in the U.S., driven by higher prices, increased demand, and wholesaler buying patterns. Sales outside the U.S. increased 3 percent, driven by increased demand, partially offset by the unfavorable impact of foreign exchange rates.

Sales of Alimta, a treatment for various cancers, increased 45 percent in the U.S., primarily driven by increased demand. Sales outside the U.S. increased 50 percent, driven by increased demand, partially offset by the unfavorable impact of foreign exchange rates. Demand outside the U.S. benefited from the addition of the non-small cell lung cancer indication in Japan.

Our sales of Cialis, a treatment for erectile dysfunction, increased 16 percent in the U.S., driven by higher prices, increased demand, and wholesaler buying patterns. Sales outside the U.S. increased 3 percent, driven by increased demand and to a lesser extent, higher prices, partially offset by the unfavorable impact of foreign exchange rates.

Sales of Gemzar, a product approved to treat various cancers, increased 2 percent in the U.S., due primarily to higher prices. Sales outside the U.S. decreased 37 percent, driven by reduced demand and lower prices as a result of the entry of generic competition in most major markets, and to a lesser extent, the unfavorable impact of foreign exchange rates.

Sales of Evista, a product for the prevention and treatment of osteoporosis in postmenopausal women and for reduction of risk of invasive breast cancer in postmenopausal women with osteoporosis and postmenopausal women at high risk for invasive breast cancer, decreased 3 percent in the U.S., driven by reduced demand, partially offset by higher prices. Sales outside the U.S. decreased 7 percent, driven by the outlicensing of Evista in most European markets and, to a lesser extent, lower prices.

Sales of Humulin, an injectable human insulin for the treatment of diabetes, increased 6 percent in the U.S., due primarily to higher prices, partially offset by reduced demand. Sales outside the U.S. decreased 9 percent, driven by the unfavorable impact of foreign exchange rates and, to a lesser extent, lower prices, partially offset by increased demand.

Sales of Forteo, an injectable treatment for osteoporosis in postmenopausal women and men at high risk for fracture, increased 6 percent in the U.S., driven by higher prices, partially offset by reduced demand. Sales outside the U.S. increased 3 percent, driven by increased demand and prices, partially offset by the unfavorable impact of foreign exchange rates.

Sales of Strattera, a treatment for attention-deficit hyperactivity disorder in children, adolescents, and adults, increased 2 percent in the U.S., driven by higher prices, partially offset by reduced demand. Sales outside the U.S. increased 15 percent, driven by increased demand and higher prices, partially offset by the unfavorable impact of foreign exchange rates.

Worldwide sales of Byetta, an injectable product for the treatment of type 2 diabetes, increased 6 percent to $796.5 million during 2009. We report as revenue our 50 percent share of Byetta's gross margin in the U.S., 100 percent of Byetta sales outside the U.S., and our sales of Byetta pen delivery devices to Amylin. Our revenues increased 13 percent to $448.5 million in 2009.

We report as revenue for Erbitux, a product approved to treat various cancers, the net royalties received from our collaboration partners and our product sales. Our revenues were $390.8 million in 2009, compared with $29.4 million in 2008. We acquired Erbitux as part of our acquisition of ImClone in November 2008.

Animal health product sales in the U.S. increased 25 percent, primarily driven by the inclusion of Posilac sales following the acquisition completed October 2008. Sales outside the U.S. decreased 4 percent, driven primarily by the unfavorable impact of foreign exchange rates.

Gross Margin, Costs, and Expenses

The 2009 gross margin increased to 80.6 percent of total revenue compared with 78.5 percent for 2008. This increase was due to the impact of changes in foreign currencies compared to the U.S. dollar on international inventories sold during the year, which decreased cost of sales as in 2009, but increased cost of sales in 2008.

Marketing, selling, and administrative expenses increased 4 percent in 2009 to $6.89 billion. The increase was driven by the increased marketing and selling expenses outside the U.S., higher incentive compensation, and the impact of the ImClone acquisition, partially offset by the movement of foreign exchange rates. Investment in research and development increased 13 percent, to $4.33 billion, due primarily to the ImClone acquisition and increased late-stage clinical trial costs.

We incurred an IPR&D charge of $90.0 million in 2009, associated with the in-licensing agreement with Incyte, compared with $4.84 billion in 2008. The 2008 IPR&D charge included $4.69 billion resulting from the acquisition of ImClone. We recognized asset impairments, restructuring, and other special charges of $692.7 million in 2009, primarily related to asset impairment charges related to the sale of our Tippecanoe Laboratories manufacturing site and special charges related to Zyprexa litigation with multiple state attorneys general, compared with $1.97 billion in 2008. The 2008 charges were primarily associated with the resolution of Zyprexa investigations with the U.S. Attorney for the EDPA and multiple states. See Notes 3, 5 and 14 to the consolidated financial statements for additional information.

Other—net, expense, (income) was a net expense in both years, increasing by $203.4 million, to $229.5 million in 2009, primarily due to lower interest income and higher interest expense resulting from the ImClone acquisition.

We incurred income tax expense of $1.03 billion in 2009 resulting in an effective tax rate of 19.2 percent. The effective tax rate for 2009 was reduced due to the tax benefit of asset impairment and restructuring charges associated with the sale of the Tippecanoe site. We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion IPR&D charge for ImClone and the $1.48 billion Zyprexa investigation settlements. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition, as well as a discrete income tax benefit of $210.3 million for the resolution of a substantial portion of the 2001-2004 IRS audit. See Note 12 to the consolidated financial statements for additional information.

OPERATING RESULTS—2008

Financial Results

We achieved worldwide sales growth of 9 percent, which was primarily driven by volume increases in several key products. The favorable impact of foreign exchange rates on cost of sales contributed to an improvement in gross margin. Marketing, selling, and administrative expenses grew at the same rate as sales, driven by pre-launch activities associated with Effient, marketing costs associated with Cymbalta and Evista, the impact of foreign exchange rates, and increased litigation-related expenses, while our investment in research and development grew 10 percent. We completed our acquisition of ImClone, resulting in a significant charge of $4.69 billion for IPR&D and reached resolution on government investigations related to our past U.S. marketing and promotional practices for Zyprexa, resulting in an additional charge of $1.48 billion. We incurred tax expense of $764.3 million, despite a loss before income taxes of $1.31 billion, primarily caused by the non-deductibility of the ImClone IPR&D charge and the partial deductibility of the Zyprexa investigation settlements. Accordingly, earnings decreased to a net loss of $2.07 billion, and earnings per share decreased to a loss of $1.89 per share, in 2008 as compared with net income of $2.95 billion, and earnings per share of $2.71, in 2007. Net income comparisons between 2008 and 2007 are affected by the impact of several significant items. The significant items for 2008 are summarized in the Executive Overview. The 2007 items are summarized as follows:

Acquisitions (Note 3)

- We incurred IPR&D charges associated with the acquisitions of ICOS Corporation (ICOS), Hypnion, Inc. (Hypnion), and Ivy Animal Health, Inc. (Ivy), totaling $631.6 million (pretax), which decreased earnings per share by $.57.
- We incurred IPR&D charges associated with our licensing arrangements with Glenmark Pharmaceuticals Limited India, MacroGenics, Inc., and OSI Pharmaceuticals, totaling $114.0 million (pretax), which decreased earnings per share by $.06.

Asset Impairments and Related Restructuring and Other Special Charges (Notes 5 and 14)

- We recognized asset impairments, restructuring, and other special charges of $190.6 million (pretax), which decreased earnings per share by $.12. These charges were primarily associated with previously announced strategic decisions affecting manufacturing and research facilities.
- We incurred a special charge following a settlement with one of our insurance carriers over Zyprexa product liability claims, which led to a reduction of our expected product liability insurance recoveries, and other product liability charges. This resulted in a charge totaling $111.9 million (pretax), which decreased earnings per share by $.09.

Revenue

Our worldwide revenue for 2008 increased 9 percent, to $20.37 billion, driven primarily by growth of Cymbalta, Cialis, Alimta, Humalog, and Gemzar. Worldwide sales volume increased 5 percent, while foreign exchange rates contributed 3 percent, and selling prices contributed 2 percent. (Numbers do not add due to rounding.) Revenue in the U.S. increased 8 percent, to $10.93 billion, driven primarily by increased sales of Cymbalta, Humalog, Cialis, and Alimta. Revenue outside the U.S. increased 11 percent, to $9.44 billion, driven primarily by revenue growth of Alimta, Cialis, Cymbalta, and Humalog.

The following table summarizes our revenue activity in 2008 compared with 2007:

Product	Year Ended December 31, 2008			Year Ended December 31, 2007	Percent Change
	U.S.[1]	Outside U.S.	Total	Total	from 2007
			(Dollars in millions)		
Zyprexa	$ 2,202.5	$2,493.6	$ 4,696.1	$ 4,761.0	(1)
Cymbalta	2,253.8	443.3	2,697.1	2,102.9	28
Humalog	1,008.4	727.4	1,735.8	1,474.6	18
Gemzar	734.8	985.0	1,719.8	1,592.4	8
Cialis[2]	539.0	905.5	1,444.5	1,143.8	26
Alimta	561.9	592.8	1,154.7	854.0	35
Animal health products	537.3	556.0	1,093.3	995.8	10
Evista	700.5	375.1	1,075.6	1,090.7	(1)
Humulin	380.9	682.3	1,063.2	985.2	8
Forteo	489.9	288.8	778.7	709.3	10
Strattera	437.8	141.7	579.5	569.4	2
Other pharmaceutical products	664.8	1,222.7	1,887.5	1,895.6	—
Total net product sales	10,511.6	9,414.2	19,925.8	18,174.7	10
Collaboration and other revenue[3]	418.5	27.6	446.1	458.8	(3)
Total revenue	$10,930.1	$9,441.8	$20,371.9	$18,633.5	9

[1]U.S. revenue includes revenue in Puerto Rico.

[2]Prior to the acquisition of ICOS in late January 2007, the Cialis revenue shown does not include net product sales in the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture territory net product sales for January 2007, net of expenses and income taxes, is reported in other—net, expense (income) in our consolidated statements of operations. Subsequent to the acquisition, all Cialis net product sales are reported in our net revenue. Worldwide 2008 revenue for Cialis grew 19 percent from 2007 revenue of $1.22 billion.

[3]Collaboration and other revenue is primarily composed of 50 percent of Byetta's gross margin in the U.S.

Zyprexa sales in the U.S. decreased 1 percent in 2008, driven by reduced demand, partially offset by higher prices. Sales outside the U.S. decreased 1 percent, driven by decreased demand and, to a lesser extent, lower prices, partially offset by the favorable impact of foreign exchange rates. Demand outside the U.S. was unfavorably impacted by generic competition in Germany and Canada.

Sales of Cymbalta increased 23 percent in the U.S., driven by increased demand and, to a lesser extent, higher prices. Sales outside the U.S. increased 66 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates and higher prices. Higher demand outside the U.S. reflects increased demand in established markets as well as recent launches in new markets.

Sales of Humalog increased 14 percent in the U.S., driven by increased demand and higher prices. Sales outside the U.S. increased 24 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Sales of Gemzar increased 10 percent in the U.S., driven by increased demand and higher prices. Sales outside the U.S. increased 7 percent, driven primarily by the favorable impact of foreign exchange rates and, to a lesser extent, increased demand, partially offset by lower prices.

Sales of Cialis increased 27 percent in the U.S., driven by increased demand and higher prices. Sales outside the U.S. increased 26 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates and higher prices. Total worldwide sales of Cialis increased 19 percent to $1.44 billion in 2008 as compared to $1.22 billion in 2007. This includes $72.7 million of sales in the Lilly ICOS joint-venture territories for the 2007 period prior to the acquisition of ICOS.

Sales of Alimta increased 25 percent in the U.S., driven by increased demand and, to a lesser extent, higher prices. Sales outside the U.S. increased 46 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Sales of Evista decreased 1 percent in the U.S., driven by decreased demand, partially offset by higher prices. Sales outside the U.S. decreased 2 percent, driven by reduced demand and lower prices, partially offset by the favorable impact of foreign exchange rates.

Sales of Humulin increased 4 percent in the U.S., driven by higher prices. Sales outside the U.S. increased 10 percent, driven by the favorable impact of foreign exchange rates and increased demand.

Sales of Forteo decreased 1 percent in the U.S., driven by decreased demand, partially offset by higher prices. Sales outside the U.S. increased 34 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Sales of Strattera decreased 6 percent in the U.S., driven by decreased demand, partially offset by higher prices. Sales outside the U.S. increased 35 percent, driven primarily by increased demand.

Worldwide sales of Byetta increased 16 percent to $751.4 million during 2008. Our revenues increased 20 percent to $396.1 million in 2008.

Animal health product sales in the U.S. increased 12 percent, driven by the inclusion of U.S. Posilac sales since the date of acquisition. Sales outside the U.S. increased 8 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Gross Margin, Costs, and Expenses

The 2008 gross margin increased to 78.5 percent of total revenue compared with 77.2 percent for 2007. This increase was primarily due to the favorable impact of foreign exchange rates.

Marketing, selling, and administrative expenses increased 9 percent in 2008, to $6.63 billion. This increase was due to increased marketing and selling expenses, including prelaunch expenses for Effient and marketing costs associated with Cymbalta and Evista; the impact of foreign exchange rates; and increased litigation-related expenses. Investment in research and development increased 10 percent, to $3.84 billion, due to increased late-stage clinical trial and discovery research costs.

Acquired IPR&D charges related to the acquisitions of ImClone and SGX, as well as our in-licensing arrangements with BioMS and TransPharma, were $4.84 billion in 2008 as compared to $745.6 million in 2007. We recognized asset impairments, restructuring, and other special charges of $1.97 billion in 2008, as compared to $302.5 million in 2007. The 2008 charges were primarily associated with the resolution of Zyprexa investigations with the U.S. Attorney for the EDPA and multiple states. See Notes 3, 5 and 14 to the consolidated financial statements for additional information.

Other—net, expense (income) changed from net income of $122.0 million in 2007 to net expense of $26.1 million in 2008, primarily as a result of lower outlicensing income and increased net losses on investment securities in 2008 (the majority of which consisted of unrealized losses).

We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion acquired IPR&D charge for ImClone and the $1.48 billion Zyprexa investigation settlements. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition, as well as a discrete income tax benefit of $210.3 million for the resolution of a substantial portion of the 2001-2004 IRS audit. The effective tax rate was 23.8 percent in 2007. See Note 12 to the consolidated financial statements for additional information.

FINANCIAL CONDITION

As of December 31, 2009, cash, cash equivalents, and short-term investments totaled $4.50 billion compared with $5.93 billion at December 31, 2008. The decrease in cash was driven by a reduction in short-term borrowings of $5.82 billion and dividends paid of $2.15 billion, partially offset by cash from operations of $4.34 billion (which included payments related to the Zyprexa EDPA settlement of $1.39 billion) and proceeds of long-term debt issuances of $2.40 billion.

Capital expenditures of $765.0 million during 2009 were $182.2 million less than in 2008. We expect 2010 capital expenditures to be approximately $1.0 billion as we invest in our biotechnology capabilities, continue to upgrade our manufacturing and research facilities to enhance productivity and quality systems, and invest in the long-term growth of our diabetes care products.

Total debt at December 31, 2009, was $6.66 billion, a decrease of $3.80 billion from December 31, 2008 reflecting the pay-down of our commercial paper that was issued to finance our acquisition of ImClone, partially offset by $2.40 billion of long-term debt we issued in March 2009. Our current debt ratings from Standard & Poor's and Moody's remain at AA and A1, respectively.

Dividends of $1.96 per share were paid in 2009, an increase of 4 percent from 2008. In the fourth quarter of 2009, effective for the first-quarter dividend in 2010, the quarterly dividend was maintained at $.49 per share, resulting in an indicated annual rate for 2010 of $1.96 per share. The year 2009 was the 125th consecutive year in which we made dividend payments.

Despite increasing unemployment and declines in real consumer spending, consumer confidence has grown and job losses have slowed during the second half of 2009. Many financial institutions continue to have tightened lines of credit, thus reducing funding available to stimulate near-term economic growth. While there are some positive signs, the prospects for recovery are uncertain. Pharmaceutical consumption has traditionally been relatively unaffected by economic downturns; however, an extended downturn could lead to a decline in overall prescriptions corresponding to the growth of the uninsured and underinsured population in the U.S. In addition, both private and public health care payers are facing heightened fiscal challenges due to the economic slowdown and are taking aggressive steps to reduce the costs of care, including pressures for increased pharmaceutical discounts and rebates and efforts to drive greater use of generic drugs. We continue to monitor the potential near-term impact of prescription trends, the creditworthiness of our wholesalers and other customers and suppliers, the evolving health care debate, the federal government's involvement in the economic crisis, and various international government funding levels.

We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund our normal operating needs, including debt service, capital expenditures, costs associated with litigation and government investigations, and dividends in 2010. We believe that amounts accessible through existing commercial paper markets should be adequate to fund short-term borrowings. Our access to credit markets has not been adversely affected by the illiquidity in the markets because of the high credit quality of our short- and long-term debt. We currently have $1.24 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program and matures in May 2011. Various risks and uncertainties, including those discussed in Item 1A, "Risk Factors," may affect our operating results and cash generated from operations.

We depend on patents or other forms of intellectual property protection for most of our revenues, cash flows, and earnings. In the next three years we will lose effective exclusivity for Zyprexa in major European countries (September 2011) and the U.S. (October 2011); and for Humalog in major European countries (November 2010). Gemzar has already lost effective exclusivity in major European countries. In addition, we face U.S. patent litigation over several key patent-protected products whose exclusivity extends beyond 2012, including Alimta, Cymbalta, Evista, Gemzar, and Strattera and it is possible we could face an unexpected loss of our effective exclusivity for one or more of these products prior to the end of 2012. Revenue from each of these products contributes materially to our results of operations, liquidity, and financial position, and the loss of exclusivity could result in a rapid and severe decline in revenue from the affected product. However, we plan to mitigate the effect on our operations, liquidity and financial position through growth in our remaining business and the previously announced plan to reduce our expected cost structure by $1 billion by the end of 2011.

In the normal course of business, our operations are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on our overall interest rate exposure at December 31, 2009 and 2008, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2009 and 2008, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen, and the British pound against the euro. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We may use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2009 and 2008, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2009 and 2008, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We acquire and collaborate on assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency or upon the achievement of certain sales levels). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

Individually, these arrangements are not material in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in any one period. These arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt, including interest payments[1]	$10,519.8	$ 243.4	$2,093.4	$1,563.7	$6,619.3
Capital lease obligations	39.2	13.5	13.3	9.0	3.4
Operating leases	403.4	109.1	156.1	78.3	59.9
Purchase obligations[2]	11,367.1	7,259.9	1,599.6	1,471.5	1,036.1
Other long-term liabilities reflected on our balance sheet[3]	1,136.9	—	298.6	195.0	643.3
Other[4]	198.8	198.8	—	—	—
Total	$23,665.2	$7,824.7	$4,161.0	$3,317.5	$8,362.0

[1]Our long-term debt obligations include both our expected principal and interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2009 to compute the amount of the contractual obligation for interest on the variable rate debt instruments and swaps.

[2]We have included the following:

- Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2009. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.
- Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

[3]We have included long-term liabilities consisting primarily of our nonqualified supplemental pension funding requirements and deferred compensation liabilities. We excluded liabilities for unrecognized tax benefits of $1,088.4 million, as we cannot reasonably estimate the timing of future cash outflows associated with those liabilities.

[4]This category comprises primarily minimum pension funding requirements.

The contractual obligations table is current as of December 31, 2009. We expect the amount of these obligations to change materially over time as new contracts are initiated and existing contracts are completed, terminated, or modified.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop different estimates. We believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report. Our most critical accounting policies have been discussed with our audit committee and are described below.

Revenue Recognition and Sales Return, Rebate, and Discount Accruals

We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For more than 85 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales, which are outside the U.S., are recorded at the point of delivery. Provisions for returns, rebates, and discounts are established in the same period the related sales are recorded.

We regularly review the supply levels of our significant products sold to major wholesalers in the U.S. and in major markets outside the U.S., primarily by reviewing periodic inventory reports supplied by our major wholesalers and available prescription volume information for our products, or alternative approaches. We attempt to maintain wholesaler inventory levels at an average of approximately one month or less on a consistent basis across our product portfolio. Causes of unusual wholesaler buying patterns include actual or anticipated product supply issues, weather patterns, anticipated changes in the transportation network, redundant holiday stocking, and changes in wholesaler business operations. In the U.S., the current structure of our arrangements does not provide an incentive for speculative wholesaler buying and provides us with data on inventory levels at our wholesalers. When we believe wholesaler purchasing patterns have caused an unusual increase or decrease in the sales of a major product compared with underlying demand, we disclose this in our product sales discussion if we believe the amount is material to the product sales trend; however, we are not always able to accurately quantify the amount of stocking or destocking. Wholesaler stocking and destocking activity historically has not caused any material changes in the rate of actual product returns.

We establish sales return accruals for anticipated product returns. We record the return amounts as a deduction to arrive at our net product sales. Once the product is returned, it is destroyed. Consistent with Revenue Recognition accounting guidance, we estimate a reserve when the sales occur for future product returns related to those sales. This estimate is primarily based on historical return rates as well as specifically identified anticipated returns due to known business conditions and product expiry dates. Actual product returns have been less than one percent of our net sales over the past three years and have not fluctuated significantly as a percent of sales.

We establish sales rebate and discount accruals in the same period as the related sales. The rebate and discount amounts are recorded as a deduction to arrive at our net product sales. Sales rebates and discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, Medicare, chargebacks, long-term-care, hospital, patient assistance programs, and various other government programs. We base these accruals primarily upon our historical rebate and discount payments made to our customer segment groups and the provisions of current rebate and discount contracts.

The largest of our sales rebate and discount amounts are rebates associated with sales covered by Medicaid. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percentage of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percentage of our products that are sold to Medicaid recipients, and our product pricing and current rebate and discount contracts. Although we accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically paid up to six months later. Because of this time lag, in any particular period our rebate adjustments may incorporate revisions of accruals for several periods.

Most of our rebates outside the U.S. are contractual or legislatively mandated and are estimated and recognized in the same period as the related sales. In some large European countries, government rebates are based on the anticipated pharmaceutical budget deficit in the country. A best estimate of these rebates, updated as governmental authorities revise budgeted deficits, is recognized in the same period as the related sale. If our estimates are not reflective of the actual pharmaceutical budget deficit, we adjust our rebate reserves.

We believe that our accruals for sales returns, rebates, and discounts are reasonable and appropriate based on current facts and circumstances. U.S. sales returns, federally mandated Medicaid rebate and state pharmaceutical assistance programs (Medicaid) and Medicare rebates reduced sales by $1.20 billion, $1.03 billion, and $738.8 million in 2009, 2008, and 2007, respectively. A 5 percent change in the sales return, Medicaid, and Medicare rebate amounts we recognized in 2009 would lead to an approximate $60 million effect on our income before income taxes. As of December 31, 2009, our sales returns, Medicaid, and Medicare rebate liability was $692.3 million.

Our global rebate and discount liabilities are included in sales rebates and discounts on our consolidated balance sheet. Our global sales return liability is included in other current liabilities and other noncurrent liabilities on our consolidated balance sheet. Approximately 84 percent and 80 percent of our global sales return, rebate, and discount liability resulted from sales of our products in the U.S. as of December 31, 2009 and 2008, respectively. The following represents a roll-forward of our most significant U.S. returns, rebate, and discount liability balances, including Medicaid (in millions):

	2009	2008
Sales return, rebate, and discount liabilities, beginning of year	**$ 806.5**	$ 693.5
Reduction of net sales due to sales returns, discounts, and rebates[1]	**2,233.8**	1,864.9
Cash payments of discounts and rebates	**(2,076.7)**	(1,751.9)
Sales return, rebate, and discount liabilities, end of year	**$ 963.6**	$ 806.5

[1]Adjustments of the estimates for these returns, rebates, and discounts to actual results were less than 0.1 percent of net sales for each of the years presented.

Product Litigation Liabilities and Other Contingencies

Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we accrue for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We accrue legal defense costs expected to be incurred in connection with significant product liability contingencies when probable and reasonably estimable.

We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. In the past few years, we have been unable to obtain product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there can be no assurance that we will be able to fully collect from our insurance carriers in the future.

The litigation accruals and environmental liabilities and the related estimated insurance recoverables have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets.

We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances.

Pension and Retiree Medical Plan Assumptions

Pension benefit costs include assumptions for the discount rate, retirement age, and expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 13 to the consolidated financial statements for additional information regarding our retirement benefits.

Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets, and health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 88 percent of which are growth investments); and the views of leading financial advisers and economists. We use an actuarially determined, company-specific yield curve to determine the discount rate. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2009 annual expense would increase by $18.9 million. A one-percentage-point decrease would lower the aggregate of the 2009 service cost and interest cost by $15.8 million. If the 2009 discount rate for the U.S. defined benefit pension and retiree health benefit plans (U.S. plans) were to be changed by a quarter percentage point, income before income taxes would change by $23.6 million. If the 2009 expected return on plan assets for U.S. plans were to be changed by a quarter percentage point, income before income taxes would change by $16.8 million. If our assumption regarding the 2009 expected age of future retirees for U.S. plans were adjusted by one year, our income before income taxes would be affected by $27.7 million. The U.S. plans represent approximately 82 percent of the total accumulated postretirement benefit obligation and approximately 83 percent of total plan assets at December 31, 2009.

Impairment of Long-Lived Assets

We review the carrying value of long-lived assets (both intangible and tangible) for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine impairment by comparing the projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted. The estimated future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Actual results could vary from these estimates.

Income Taxes

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities, which may result in future tax, interest, and penalty assessments by these authorities. Inherent uncertainties exist in estimates of many tax positions due to changes in tax law resulting from legislation, regulation, and/or as concluded through the various jurisdictions' tax court systems. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for uncertain tax positions are appropriate and sufficient to pay assessments that may result from examinations of our tax returns. We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense.

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses and tax credit carryforwards in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

We believe that our estimates for the uncertain tax positions and valuation allowances against the deferred tax assets are appropriate based on current facts and circumstances. A 5 percent change in the amount of the uncertain tax positions and the valuation allowance would result in a change in net income of $41.8 million and $41.8 million, respectively.

FINANCIAL EXPECTATIONS FOR 2010

For the full year of 2010, we expect earnings per share to be in the range of $4.65 to $4.85, excluding the potential impact of health care reform in the U.S. and restructuring charges resulting from previously announced strategic headcount reductions. We expect volume-driven revenue growth in the high-single digits, driven primarily by Alimta, Cymbalta, Humalog, Cialis, Effient and the exenatide franchise. We anticipate that gross margin as a percent of revenue will be flat to declining. Marketing, selling, and administrative expenses are projected to grow in the low- to mid-single digits while research and development expenses are projected to grow in the low-double digits. Other—net, expense (income) is expected to be a net expense of between $150.0 million and $200.0 million. Cash flows are expected to be sufficient to fund capital expenditures of approximately $1.0 billion, anticipated business development activity, and our dividend.

We caution investors that any forward-looking statements or projections made by us, including those above, are based on management's belief at the time they are made. However, they are subject to risks and uncertainties. Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals and the success of our new product launches; asset impairments, restructurings, and acquisitions of compounds under development resulting in acquired in-process research and development charges; foreign exchange rates and global macroeconomic conditions; changes in effective tax rates; wholesaler inventory changes; other regulatory developments, litigation, patent disputes, and government investigations; and the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals, as well as proposed health care reform currently being discussed by the U.S. Congress. We undertake no duty to update these forward-looking statements.

LEGAL AND REGULATORY MATTERS

We are a party to various legal actions and government investigations. The most significant of these are described below. While it is not possible to determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- *Cymbalta:* Sixteen generic drug manufacturers have submitted Abbreviated New Drug Applications (ANDAs) seeking permission to market generic versions of Cymbalta prior to the expiration of our relevant U.S. patents (the earliest of which expires in 2013). Of these challengers, all allege non-infringement of the patent claims directed to the commercial formulation, and nine allege invalidity of the patent claims directed to the active ingredient duloxetine. Of the nine challengers to the compound patent claims, one further alleges invalidity of the claims directed to the use of Cymbalta for treating fibromyalgia, and one alleges the patent having claims directed to the active ingredient is unenforceable. In November 2008 we filed lawsuits in U.S. District Court for the Southern District of Indiana against Actavis Elizabeth LLC; Aurobindo Pharma Ltd.; Cobalt Laboratories, Inc.; Impax Laboratories, Inc.; Lupin Limited; Sandoz Inc.; and Wockhardt Limited, seeking rulings that the patents are valid, infringed, and enforceable. We filed similar lawsuits in the same court against Sun Pharma Global, Inc. in December 2008 and against Anchen Pharmaceuticals, Inc. in August 2009. The cases have been consolidated and actions against all but Wockhardt Limited have been stayed pursuant to stipulations by the defendants to be bound by the outcome of the litigation through appeal.
- *Gemzar:* Mayne Pharma (USA) Inc., now Hospira, Inc. (Hospira); Fresenius Kabi Oncology Plc (Fresenius); Sicor Pharmaceuticals, Inc., now Teva Parenteral Medicines, Inc. (Teva); and Sun Pharmaceutical Industries Inc. (Sun) each submitted an ANDA seeking permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (compound patent expiring in 2010 and method-of-use patent expiring in 2013), and alleging that these patents are invalid. Sandoz Inc. (Sandoz) and APP Pharmaceuticals, LLC (APP) have similarly challenged our method-of-use patent. We filed lawsuits in the U.S. District Court for the Southern District of Indiana against Teva (February 2006), Hospira (October 2006 and January 2008), Sandoz (October 2009), APP (December 2009), and Fresenius (February 2010), seeking rulings that our patents are valid and are being infringed. Sandoz withdrew its ANDA and the suit against it was dismissed in February 2010. The trial against Teva was held in September 2009 and we are waiting for a ruling. Teva's ANDAs have been approved by the FDA; however, Teva must provide 90 days notice prior to marketing generic Gemzar to allow time for us to seek a preliminary injunction. Both suits against Hospira have been administratively closed, and the parties have agreed to be bound by the results of the Teva suit. In November 2007, Sun filed a declaratory judgment action in the United States District Court for the Eastern District of Michigan, seeking rulings that our method-of-use and compound patents are invalid or unenforceable, or would not be infringed by the sale of Sun's generic product. In August 2009, the District Court granted a motion by Sun for partial summary judgment, invalidating our method-of-use patent. We have appealed this decision. This ruling has no bearing on the compound patent. The trial originally scheduled for December 2009 has been postponed while the court considers Sun's second summary judgment motion, related to the validity of our compound patent.

Sun and APP have received tentative approval for their products from the FDA, but are prohibited from entering the market by 30-month stays, which expire in June 2010 for Sun and May 2012 for APP.

- *Alimta:* Teva Parenteral Medicines, Inc. (Teva), APP, and Barr Laboratories, Inc. (Barr) each submitted ANDAs seeking approval to market generic versions of Alimta prior to the expiration of the relevant U.S. patent (licensed from the Trustees of Princeton University and expiring in 2016), and alleging the patent is invalid. We, along with Princeton, filed lawsuits in the U.S. District Court for the District of Delaware against Teva, APP, and Barr seeking rulings that the compound patent is valid and infringed. Trial is scheduled for November 2010 against Teva and APP.
- *Evista:* In 2006, Teva Pharmaceuticals USA, Inc. (Teva) submitted an ANDA seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In June 2006, we filed a lawsuit against Teva in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Teva. The trial against Teva was completed in March 2009. In September 2009, the court upheld our method-of-use patents (the last expires in 2014). Teva has appealed that ruling. In addition, the court held that our particle-size patent (expiring 2017) is invalid. We have appealed that ruling.
- *Strattera:* Actavis Elizabeth LLC (Actavis), Apotex Inc. (Apotex), Aurobindo Pharma Ltd. (Aurobindo), Mylan Pharmaceuticals Inc. (Mylan), Sandoz Inc. (Sandoz), Sun Pharmaceutical Industries Limited (Sun), and Teva Pharmaceuticals USA, Inc. (Teva) each submitted an ANDA seeking permission to market generic versions of Strattera prior to the expiration of our relevant U.S. patent (expiring in 2017), and alleging that this patent is invalid. In 2007, we brought a lawsuit against Actavis, Apotex, Aurobindo, Mylan, Sandoz, Sun, and Teva in the United States District Court for the District of New Jersey. The court has ruled on all pending summary judgment motions, and granted our infringement motion. The remaining invalidity defenses will be decided at trial, which could take place as early as the third quarter of 2010. Several companies have received tentative approval to market generic atomoxetine, but are prohibited from entering the market by a 30-month stay which expires in November 2010.

We believe each of these Hatch-Waxman challenges is without merit and expect to prevail in this litigation. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome in any of these cases could have a material adverse impact on our future consolidated results of operations, liquidity, and financial position.

We have received challenges to Zyprexa patents in a number of countries outside the U.S.:

- In Canada, several generic pharmaceutical manufacturers have challenged the validity of our Zyprexa patent (expiring in 2011). In April 2007, the Canadian Federal Court ruled against the first challenger, Apotex Inc. (Apotex), and that ruling was affirmed on appeal in February 2008. In June 2007, the Canadian Federal Court held that an invalidity allegation of a second challenger, Novopharm Ltd. (Novopharm), was justified and denied our request that Novopharm be prohibited from receiving marketing approval for generic olanzapine in Canada. Novopharm began selling generic olanzapine in Canada in the third quarter of 2007. In September 2009, the Canadian Federal Court ruled against us in the Novapharm suit, finding our patent invalid. We have appealed this decision. If the decision is upheld, we could face liability for damages related to delays in the launch of generic olanzapine products; however, we have concluded at this time that the damages are not probable or estimable.
- In Germany, the German Federal Supreme Court upheld the validity of our Zyprexa patent (expiring in 2011) in December 2008, reversing an earlier decision of the Federal Patent Court. Following the decision of the Supreme Court, the generic companies who launched generic olanzapine based on the earlier decision either agreed to withdraw from the market or were subject to injunction. We are pursuing these companies for damages arising from infringement.
- We have received challenges in a number of other countries, including Spain, the United Kingdom (U.K.), and several smaller European countries. In Spain, we have been successful at both the trial and appellate court levels in defeating the generic manufacturers' challenges, but additional actions are now pending. In the U.K., the generic pharmaceutical manufacturer Dr. Reddy's Laboratories (UK) Limited (Dr. Reddy's) has challenged the validity of our Zyprexa patent (expiring in 2011). In October 2008, the Patents Court in the High Court, London ruled that our patent was valid. Dr. Reddy's appealed this decision. The U.K. Court of Appeal affirmed the validity of the patent in December 2009. Dr. Reddy's did not seek further appeal to the U.K. Supreme Court, therefore the U.K. proceedings are concluded.

We are vigorously contesting the various legal challenges to our Zyprexa patents on a country-by-country basis. We cannot determine the outcome of this litigation. The availability of generic olanzapine in additional markets could have a material adverse impact on our consolidated results of operations.

Xigris and Evista: In June 2002, Ariad Pharmaceuticals, Inc. (Ariad), the Massachusetts Institute of Technology, the Whitehead Institute for Biomedical Research, and the President and Fellows of Harvard

College in the U.S. District Court for the District of Massachusetts sued us, alleging that sales of two of our products, Xigris and Evista, were inducing the infringement of a patent related to the discovery of a natural cell signaling phenomenon in the human body, and seeking royalties on past and future sales of these products. Following jury and bench trials on separate issues, the U.S. District Court of Massachusetts entered final judgment in September 2007 that Ariad's claims were valid, infringed, and enforceable, and finding damages in the amount of $65 million plus a 2.3 percent royalty on net U.S. sales of Xigris and Evista since the time of the jury decision. However, the Court deferred the requirement to pay any damages until after all rights to appeal are exhausted. In April 2009, the Court of Appeals for the Federal Circuit overturned the District Court judgment, concluding that Ariad's asserted patent claims are invalid. In August 2009, the Court of Appeals agreed to review this decision en banc, thereby vacating the Court of Appeals decision. The en banc hearing occurred in December 2009 and we are awaiting a decision. Nevertheless, we believe that these allegations are without legal merit, that we will ultimately prevail on these issues, and therefore that the likelihood of any monetary damages is remote.

Zyprexa Litigation

We have been named as a defendant in a large number of Zyprexa product liability lawsuits in the U.S. and have been notified of many other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (MDL No. 1596).

Since June 2005, we have entered into agreements with various claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a substantial majority of the claims. The agreements cover a total of approximately 32,670 claimants, including a large number of previously filed lawsuits and other asserted claims. The two primary settlements were as follows:

- In 2005, we settled and paid more than 8,000 claims for $690.0 million, plus $10.0 million to cover administration of the settlement.
- In 2007, we settled and paid more than 18,000 claims for approximately $500 million.

We are prepared to continue our vigorous defense of Zyprexa in all remaining claims. The U.S. Zyprexa product liability claims not subject to these agreements include approximately 170 lawsuits in the U.S. covering approximately 260 plaintiffs, of which about 140 cases covering about 150 plaintiffs are part of the MDL. The MDL cases have been scheduled for trial in groups, and no specific trial dates for trial groups have been assigned. We also have trials scheduled in Texas state court in May and August 2010 and in Ohio in August 2010.

In January 2009, we reached resolution with the Office of the U.S. Attorney for the Eastern District of Pennsylvania (EDPA), and the State Medicaid Fraud Control Units of 36 states and the District of Columbia, of an investigation related to our U.S. marketing and promotional practices with respect to Zyprexa. As part of the resolution, we pled guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act for the off-label promotion of Zyprexa in elderly populations as treatment for dementia, including Alzheimer's dementia, between September 1999 and March 2001. We recorded a charge of $1.42 billion for this matter in the third quarter of 2008. In 2009, we paid substantially all of this amount, as required by the settlement agreements. As part of the settlement, we have entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services (HHS), which requires us to maintain our compliance program and to undertake a set of defined corporate integrity obligations for five years. The agreement also provides for an independent third-party review organization to assess and report on the company's systems, processes, policies, procedures, and practices.

In October 2008, we reached a settlement with 32 states and the District of Columbia related to a multistate investigation brought under various state consumer protection laws. While there is no finding that we have violated any provision of the state laws under which the investigations were conducted, we accrued and paid $62.0 million and agreed to undertake certain commitments regarding Zyprexa for a period of six years, through consent decrees filed with the settling states.

We have been served with lawsuits filed by the states of Alaska, Arkansas, Connecticut, Idaho, Louisiana, Minnesota, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Utah, and West Virginia alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. These suits seek to recover the costs paid for Zyprexa through Medicaid and other drug-benefit programs, as well as the costs alleged to have been incurred and that will be incurred by the states to treat Zyprexa-related illnesses. The Connecticut, Idaho, Louisiana, Minnesota, Mississippi, Montana, New Mexico, and West Virginia cases are part of the MDL proceedings in the EDNY.

The Alaska case was settled in March 2008 for a payment of $15.0 million, plus terms designed to ensure, subject to certain limitations and conditions, that Alaska is treated as favorably as certain other states that may settle with us in the future over similar claims. We are in advanced discussions with the attorneys general for several of these states, seeking to resolve their Zyprexa-related claims, and we have agreed to settlements with the states of Arkansas, Connecticut, Idaho, Mississippi, New Mexico, South Carolina, Utah, and West Virginia. In the second and third quarters of 2009, we incurred pretax charges of $105.0 million and $125.0 million, respectively, reflecting the currently probable and estimable exposures in connection with these claims. The Pennsylvania case is set for trial in April 2010 in state court.

In 2005, two lawsuits were filed in the EDNY purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions have now been consolidated into a single lawsuit, which is brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the EDNY in 2006 on similar grounds. In September 2008, Judge Weinstein certified a class consisting of third-party payors, excluding governmental entities and individual consumers. We appealed the certification order, and Judge Weinstein's order denying our motion for summary judgment, in September 2008. While the Second Circuit Court of Appeals heard oral arguments on the appeal in December 2009, no opinions have been rendered. In 2007, The Pennsylvania Employees Trust Fund brought claims in state court in Pennsylvania as insurer of Pennsylvania state employees, who were prescribed Zyprexa on similar grounds as described in the New York cases. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug. In December 2009, the court granted our summary judgment motion, dismissing the case. Plaintiffs have appealed this decision.

In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. One of these four lawsuits has been certified for residents of Quebec, and a second has been certified in Ontario and includes all Canadian residents except for residents of Quebec and British Columbia. The allegations in the Canadian actions are similar to those in the product liability litigation pending in the U.S. We are in advanced discussions to resolve all Zyprexa class-action litigation in Canada.

We cannot determine with certainty the additional number of lawsuits and claims that may be asserted. The ultimate resolution of Zyprexa product liability and related litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

Other Product Liability Litigation

We have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES), thimerosal, and Byetta. The majority of these claims are covered by insurance, subject to deductibles and coverage limits.

Product Liability Insurance

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past several years, we have been unable to attain product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there is no assurance that we will be able to fully collect from our insurance carriers in the future.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995—
A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management's expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, legal, and other factors that may affect our operations and prospects are discussed earlier in this section and in Item 1A, "Risk Factors." We undertake no duty to update forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

You can find quantitative and qualitative disclosures about market risk (*e.g.*, interest rate risk) in Item 7 at "Management's Discussion and Analysis—Financial Condition." That information is incorporated in this report by reference.

Item 8. *Financial Statements and Supplementary Data*

Consolidated Statements of Operations

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2009	2008	2007
Revenue	**$21,836.0**	$20,371.9	$18,633.5
Cost of sales	**4,247.0**	4,376.7	4,248.8
Research and development	**4,326.5**	3,840.9	3,486.7
Marketing, selling, and administrative	**6,892.5**	6,626.4	6,095.1
Acquired in-process research and development (Note 3)	**90.0**	4,835.4	745.6
Asset impairments, restructuring, and other special charges (Note 5)	**692.7**	1,974.0	302.5
Other—net, expense (income)	**229.5**	26.1	(122.0)
	16,478.2	21,679.5	14,756.7
Income (loss) before income taxes	**5,357.8**	(1,307.6)	3,876.8
Income taxes (Note 12)	**1,029.0**	764.3	923.8
Net income (loss)	**$ 4,328.8**	$(2,071.9)	$ 2,953.0
Earnings (loss) per share—basic and diluted (Note 11)	**$ 3.94**	$ (1.89)	$ 2.71

See notes to consolidated financial statements.

Consolidated Balance Sheets

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31	2009	2008
Assets		
Current Assets		
Cash and cash equivalents	$ 4,462.9	$ 5,496.7
Short-term investments	34.7	429.4
Accounts receivable, net of allowances of $109.9 (2009) and $97.4 (2008)	3,343.3	2,778.8
Other receivables (Note 9)	488.5	498.5
Inventories	2,849.9	2,493.2
Deferred income taxes (Note 12)	271.0	382.1
Prepaid expenses (Note 9)	1,036.2	374.6
Total current assets	12,486.5	12,453.3
Other Assets		
Investments (Note 6)	1,155.8	1,544.6
Goodwill and other intangibles—net (Note 3)	3,699.8	3,929.1
Sundry (Note 9)	1,921.4	2,659.3
	6,777.0	8,133.0
Property and Equipment, net	8,197.4	8,626.3
	$27,460.9	$29,212.6
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings and current maturities of long-term debt (Note 7)	$ 27.4	$ 5,846.3
Accounts payable	968.1	885.8
Employee compensation	894.2	771.0
Sales rebates and discounts	1,109.8	873.4
Dividends payable	538.0	536.8
Income taxes payable (Note 12)	346.7	229.2
Other current liabilities (Note 9)	2,683.9	3,967.2
Total current liabilities	6,568.1	13,109.7
Other Liabilities		
Long-term debt (Note 7)	6,634.7	4,615.7
Accrued retirement benefits (Note 13)	2,334.7	2,387.6
Long-term income taxes payable (Note 12)	1,088.4	906.2
Deferred income taxes (Note 12)	84.8	74.7
Other noncurrent liabilities (Note 9)	1,224.9	1,381.0
	11,367.5	9,365.2
Commitments and contingencies (Note 14)		
Shareholders' Equity (Notes 8 and 10)		
Common stock—no par value		
Authorized shares: 3,200,000,000		
Issued shares: 1,149,916,107 (2009) and 1,137,837,608 (2008)	718.7	711.1
Additional paid-in capital	4,635.6	3,976.6
Retained earnings	9,830.4	7,654.9
Employee benefit trust	(3,013.2)	(2,635.0)
Deferred costs—ESOP	(77.4)	(86.3)
Accumulated other comprehensive loss (Note 15)	(2,471.9)	(2,786.8)
Noncontrolling interests	1.6	2.4
	9,623.8	6,836.9
Less cost of common stock in treasury		
2009— 882,340 shares		
2008— 888,998 shares	98.5	99.2
	9,525.3	6,737.7
	$27,460.9	$29,212.6

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2009	2008	2007
Cash Flows From Operating Activities			
Net income (loss)	**$ 4,328.8**	$(2,071.9)	$ 2,953.0
Adjustments To Reconcile Net Income To Cash Flows From Operating Activities			
Net marketing investigation charges accrued (paid) (Note 14)	**(1,313.6)**	1,423.6	—
Depreciation and amortization	**1,297.8**	1,122.6	1,047.9
Change in deferred taxes	**189.9**	442.6	60.7
Stock-based compensation expense	**368.5**	255.3	282.0
Acquired in-process research and development, net of tax	**58.5**	4,792.7	692.6
Other, net	**362.5**	406.5	172.1
	5,292.4	6,371.4	5,208.3
Changes in operating assets and liabilities, net of acquisitions			
Receivables—(increase) decrease	**(492.9)**	799.1	(842.7)
Inventories—(increase) decrease	**(179.0)**	84.8	154.3
Other assets—(increase) decrease	**(84.9)**	1,648.6	(355.8)
Accounts payable and other liabilities—increase (decrease)	**(200.1)**	(1,608.3)	990.4
	(956.9)	924.2	(53.8)
Net Cash Provided by Operating Activities	**4,335.5**	7,295.6	5,154.5
Cash Flows From Investing Activities			
Purchases of property and equipment	**(765.0)**	(947.2)	(1,082.4)
Disposals of property and equipment	**17.7**	25.7	32.3
Net change in short-term investments	**399.1**	957.6	(376.9)
Proceeds from sales and maturities of noncurrent investments	**1,107.8**	1,597.3	800.1
Purchases of noncurrent investments	**(432.3)**	(2,412.4)	(750.7)
Purchases of in-process research and development	**(90.0)**	(122.0)	(111.0)
Cash paid for acquisitions, net of cash acquired	**—**	(6,083.0)	(2,673.2)
Other, net	**(94.5)**	(284.8)	(166.3)
Net Cash Provided by (Used for) Investing Activities	**142.8**	(7,268.8)	(4,328.1)
Cash Flows From Financing Activities			
Dividends paid	**(2,152.1)**	(2,056.7)	(1,853.6)
Net change in short-term borrowings	**(5,824.2)**	5,060.5	(468.5)
Proceeds from issuance of long-term debt	**2,400.0**	0.1	2,512.6
Repayments of long-term debt	**—**	(649.8)	(1,059.5)
Other, net	**42.6**	(8.1)	24.1
Net Cash Provided by (Used for) Financing Activities	**(5,533.7)**	2,346.0	(844.9)
Effect of exchange rate changes on cash and cash equivalents	**21.6**	(96.6)	129.7
Net (decrease) increase in cash and cash equivalents	**(1,033.8)**	2,276.2	111.2
Cash and cash equivalents at beginning of year	**5,496.7**	3,220.5	3,109.3
Cash and Cash Equivalents at End of Year	**$ 4,462.9**	$ 5,496.7	$ 3,220.5

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

ELI LILLY AND COMPANY AND SUBSIDIARIES

(Dollars in millions) Year Ended December 31	2009	2008	2007
Net income (loss)	**$4,328.8**	$(2,071.9)	$2,953.0
Other comprehensive income (loss)			
Foreign currency translation gains (losses)	**284.9**	(766.1)	756.6
Net unrealized gains (losses) on securities	**289.8**	(190.6)	(11.4)
Defined benefit pension and retiree health benefit plans (Note 13)	**(280.3)**	(2,941.2)	943.8
Effective portion of cash flow hedges	**48.2**	23.2	(0.1)
Other comprehensive income (loss) before income taxes	**342.6**	(3,874.7)	1,688.9
Provision for income taxes related to other comprehensive income (loss) items	**(27.7)**	1,074.7	(287.0)
Other comprehensive income (loss) (Note 15)	**314.9**	(2,800.0)	1,401.9
Comprehensive income (loss)	**$4,643.7**	$(4,871.9)	$4,354.9

See notes to consolidated financial statements.

Segment Information

We operate in one significant business segment—human pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as human pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

ELI LILLY AND COMPANY AND SUBSIDIARIES (Dollars in millions) Year Ended December 31	**2009**	**2008**	**2007**
Net sales—to unaffiliated customers			
Neuroscience	**$ 8,976.4**	$ 8,371.5	$ 7,851.0
Endocrinology	**5,677.4**	5,493.5	5,037.7
Oncology	**3,161.7**	2,877.1	2,446.4
Cardiovascular	**1,971.1**	1,882.7	1,624.1
Animal health	**1,207.2**	1,093.3	995.8
Other pharmaceuticals	**177.7**	207.7	219.7
Net product sales	**21,171.5**	19,925.8	18,174.7
Collaboration and other revenue	**664.5**	446.1	458.8
Total revenue	**$21,836.0**	$20,371.9	$18,633.5
Geographic Information			
Total revenue—to unaffiliated customers[1]			
United States	**$12,294.4**	$10,930.1	$10,145.5
Europe	**5,227.2**	5,333.5	4,731.8
Other foreign countries	**4,314.4**	4,108.3	3,756.2
	$21,836.0	$20,371.9	$18,633.5
Long-lived assets			
United States	**$ 5,310.0**	$ 5,750.0	$ 5,905.4
Europe	**2,313.3**	2,119.0	2,057.7
Other foreign countries	**1,723.3**	1,753.0	1,768.6
	$ 9,346.6	$ 9,622.0	$ 9,731.7

[1]Net sales are attributed to the countries based on the location of the customer.

Our neuroscience group of products includes Zyprexa, Cymbalta, Strattera, and Prozac. Endocrinology products consist primarily of Humalog, Humulin, Byetta, Actos, Evista, Forteo, and Humatrope. Oncology products consist primarily of Alimta and Gemzar. Cardiovascular products consist primarily of Cialis, ReoPro, Xigris, and Effient. Animal health products include Posilac, Tylan, Rumensin, Coban, and other products for livestock and poultry, and Comfortis and other products for companion animals. The other pharmaceuticals category includes anti-infectives, primarily Vancocin and Ceclor, and other miscellaneous pharmaceutical products and services. Collaboration and other revenue includes our share of the U.S. gross margin on Byetta and the global Erbitux royalty. See Note 4 for additional information.

Most of our pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2009, our three largest wholesalers each accounted for between 12 percent and 17 percent of consolidated total revenue. Further, they each accounted for between 9 percent and 16 percent of accounts receivable as of December 31, 2009. Animal health products are sold primarily to wholesale distributors.

Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before income taxes for the animal health business was approximately $217 million, $192 million, and $173 million in 2009, 2008, and 2007, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

2009	Fourth	Third	Second	First
Revenue	**$5,934.2**	$5,562.0	$5,292.8	$5,047.0
Cost of sales	**1,431.3**	1,051.9	947.4	816.4
Operating expenses	**3,170.0**	2,823.9	2,748.6	2,476.5
Acquired in-process research and development	**90.0**	—	—	—
Asset impairments, restructuring, and other special charges	**37.9**	549.8	105.0	—
Other—net, expense	**67.8**	66.9	24.1	70.7
Income before income taxes	**1,137.2**	1,069.5	1,467.7	1,683.4
Net income	**915.4**	941.8	1,158.5	1,313.1
Earnings per share—basic and diluted	**.83**	.86	1.06	1.20
Dividends paid per share	**.49**	.49	.49	.49
Common stock closing prices				
High	**37.51**	35.15	35.95	40.57
Low	**32.47**	32.40	31.88	27.47

2008	Fourth	Third	Second	First
Revenue	**$5,204.4**	$5,209.5	$5,150.4	$4,807.6
Cost of sales	**909.3**	1,155.2	1,200.9	1,111.3
Operating expenses	**2,785.9**	2,602.2	2,651.6	2,427.6
Acquired in-process research and development	**4,685.4**	28.0	35.0	87.0
Asset impairments, restructuring, and other special charges	**80.0**	1,659.4	88.9	145.7
Other—net, expense (income)	**81.2**	(2.5)	(32.3)	(20.3)
Income (loss) before income taxes	**(3,337.4)**	(232.8)	1,206.3	1,056.3
Net income (loss)[1]	**(3,629.4)**	(465.6)	958.8	1,064.3
Earnings (loss) per share—basic and diluted	**(3.31)**	(.43)	.88	.97
Dividends paid per share	**.47**	.47	.47	.47
Common stock closing prices				
High	**43.69**	49.25	53.06	57.18
Low	**29.91**	43.92	45.61	47.81

Our common stock is listed on the New York, London, and Swiss stock exchanges.

[1]We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion acquired in-process research and development (IPR&D) charge for ImClone in the fourth quarter and the $1.48 billion Zyprexa investigation settlements recorded in the third quarter. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition in the fourth quarter in 2008, as well as a discrete income tax benefit of $210.3 million in the first quarter of 2008 for the resolution of a substantial portion of the 2001-2004 Internal Revenue Service (IRS) audit.

Selected Financial Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES (Dollars in millions, except total revenue per employee and per-share data)	2009	2008	2007	2006	2005
Operations					
Revenue	**$ 21,836.0**	$ 20,371.9	$ 18,633.5	$ 15,691.0	$ 14,645.3
Cost of sales	**4,247.0**	4,376.7	4,248.8	3,546.5	3,474.2
Research and development	**4,326.5**	3,840.9	3,486.7	3,129.3	3,025.5
Marketing, selling, and administrative	**6,892.5**	6,626.4	6,095.1	4,889.8	4,497.0
Other	**1,012.2**	6,835.5[1]	926.1	707.4	931.1
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**5,357.8**	(1,307.6)	3,876.8	3,418.0	2,717.5
Income taxes	**1,029.0**	764.3	923.8	755.3	715.9
Net income (loss)	**4,328.8**	(2,071.9)	2,953.0	2,662.7	1,979.6
Net income as a percent of revenue	**19.8%**	NM	15.8%	17.0%	13.5%
Net income (loss) per share—diluted	**3.94**	(1.89)	2.71	2.45	1.81
Dividends declared per share	**1.96**	1.90	1.75	1.63	1.54
Weighted-average number of shares outstanding—diluted (thousands)	**1,098,367**	1,094,499	1,090,750	1,087,490	1,092,150
Financial Position					
Current assets	**$ 12,486.5**	$ 12,453.3	$ 12,316.1	$ 9,753.6	$ 10,855.0
Current liabilities	**6,568.1**	13,109.7	5,436.8	5,254.0	5,884.8
Property and equipment—net	**8,197.4**	8,626.3	8,575.1	8,152.3	7,912.5
Total assets	**27,460.9**	29,212.6	26,874.8	22,042.4	24,667.8
Long-term debt	**6,634.7**	4,615.7	4,593.5	3,494.4	5,763.5
Shareholders' equity	**9,525.3**	6,737.7	13,510.3	10,825.3	10,636.6
Supplementary Data					
Return on shareholders' equity	**51.0%**	(16.3)%	24.3%	24.8%	18.5%
Return on assets	**15.8%**	(7.5)%	12.1%	11.1%	8.2%
Capital expenditures	**$ 765.0**	$ 947.2	$ 1,082.4	$ 1,077.8	$ 1,298.1
Depreciation and amortization	**1,297.8**	1,122.6	1,047.9	801.8	726.4
Effective tax rate	**19.2%**	NM[2]	23.8%	22.1%	26.3%
Revenue per employee	**$ 540,000**	$ 504,000	$ 459,000	$ 378,000	$ 344,000
Number of employees	**40,360**	40,450	40,600	41,500	42,600
Number of shareholders of record	**38,400**	39,800	41,700	44,800	50,800

NM—Not Meaningful

[1]The increase reflects the in-process research and development expense of $4.69 billion associated with the ImClone acquisition and $1.48 billion associated with the Zyprexa investigation settlements.

[2]We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion acquired IPR&D charge for ImClone and the $1.48 billion Zyprexa investigation settlements. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition, as well as a discrete income tax benefit of $210.3 million for the resolution of a substantial portion of the 2001-2004 IRS audit.

PERFORMANCE GRAPH

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our peer group for the years 2005 through 2009. The graph assumes that, on December 31, 2004, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the peer group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.

Value of $100 Invested on Last Business Day of 2004
Comparison of Five-Year Cumulative Total Return Among Lilly, S&P 500 Stock Index, Peer Group[1], and Peer Group (Previous)[2]


Lilly
Peer Group
Peer Group (Previous)
S&P 500
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09

	Lilly	Peer Group	Peer Group (Previous)	S&P 500
Dec-04	$100.00	$100.00	$100.00	$100.00
Dec-05	$102.53	$103.28	$ 99.29	$104.90
Dec-06	$ 97.18	$116.07	$112.42	$121.43
Dec-07	$102.70	$116.21	$114.87	$128.09
Dec-08	$ 80.74	$ 99.55	$ 97.59	$ 80.77
Dec-09	$ 75.80	$113.46	$108.78	$102.08

[1]We constructed the peer group as the industry index for this graph. It comprises the ten companies in the pharmaceutical industry that we used to benchmark 2009 compensation of executive officers: Abbott Laboratories; Amgen Inc.; AstraZeneca PLC; Bristol-Myers Squibb Company; GlaxoSmithKline plc; Johnson & Johnson; Merck & Co., Inc.; Novartis AG.; Pfizer Inc.; and Sanofi-Aventis.

[2]Due to changes in the pharmaceutical industry, the peer group used to benchmark 2008 compensation of executive officers was revised, with the previous peer group consisting of the following companies: Abbott Laboratories; Amgen Inc.; Bristol-Myers Squibb Company; GlaxoSmithKline plc; Johnson & Johnson; Merck & Co., Inc.; Pfizer Inc.; Schering-Plough Corporation; and Wyeth. The Peer Group (Previous) excludes Schering-Plough Corporation and Wyeth as both companies were acquired during 2009.

Notes to Consolidated Financial Statements

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The accounts of all wholly-owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the non-controlling shareholders' interests are reflected in shareholders' equity. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates. We issued our financial statements by filing with the Securities and Exchange Commission on February 22, 2010. We have evaluated subsequent events up to the time of the filing.

All per-share amounts, unless otherwise noted in the footnotes, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Cash equivalents: We consider all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. The cost of these investments approximates fair value.

Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for the majority of our inventories located in the continental United States, or approximately 40 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

	2009	2008
Finished products	**$ 938.3**	$ 771.0
Work in process	**1,830.1**	1,657.1
Raw materials and supplies	**227.8**	236.3
	2,996.2	2,664.4
Reduction to LIFO cost	**(146.3)**	(171.2)
	$2,849.9	$2,493.2

Investments: Substantially all of our investments in debt and marketable equity securities are classified as available-for-sale. Investment securities with maturity dates of less than one year from the date of the balance sheet are classified as short-term. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income (loss). The credit portion of unrealized losses on our debt securities considered to be other-than-temporary are recognized in earnings. The remaining portion of the other-than-temporary impairment on our debt securities is then recorded in other comprehensive income (loss). The entire amount of other-than-temporary impairment on our equity securities is recognized in earnings. We do not evaluate cost-method investments for impairment unless there is an indicator of impairment. We review these investments for indicators of impairment on a regular basis. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value that were recorded in earnings. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other—net, expense (income). We own no investments that are considered to be trading securities.

Risk-management instruments: Our derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, we designate the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of our derivatives on a quarterly basis.

For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings. Derivative contracts that are not designated as hedging instruments are recorded at fair value with the gain or loss recognized in current earnings during the period of change.

We may enter into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the euro, the British pound, and the Japanese yen). Foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currencies. These contracts are recorded at fair value with the gain or loss recognized in other—net, expense (income). The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

In the normal course of business, our operations are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings. Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert our fixed-rate debt or investments to a floating rate are designated as fair value hedges of the underlying instruments. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Goodwill and other intangibles: Goodwill is not amortized. All other intangibles arising from acquisitions and research alliances have finite lives and are amortized over their estimated useful lives, ranging from 5 to 20 years, using the straight-line method. The remaining weighted-average amortization period for developed product technology is approximately 11 years. Amortization expense for 2009, 2008, and 2007 was $277.0 million, $193.4 million, and $172.8 million before tax, respectively. The estimated amortization expense for each of the five succeeding years approximates $280.0 million before tax, per year. Substantially all of the amortization expense is included in cost of sales. See Note 3 for further discussion of goodwill and other intangibles acquired in 2009, 2008, and 2007.

Goodwill and other intangible assets at December 31 were as follows:

	2009	**2008**
Goodwill	**$1,175.0**	$1,167.5
Developed product technology—gross	**3,035.4**	3,035.4
Less accumulated amortization	**(612.8)**	(346.6)
Developed product technology—net	**2,422.6**	2,688.8
Other intangibles—gross	**158.4**	118.2
Less accumulated amortization	**(56.2)**	(45.4)
Other intangibles—net	**102.2**	72.8
Total intangibles—net	**$3,699.8**	$3,929.1

Goodwill and net other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. No significant impairments occurred with respect to the carrying value of our goodwill or other intangible assets in 2009, 2008, or 2007.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (12 to 50 years for buildings and 3 to 18 years for equipment). We review the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted.

At December 31, property and equipment consisted of the following:

	2009	2008
Land	**$ 216.8**	$ 219.0
Buildings	**6,121.9**	5,953.4
Equipment	**7,813.0**	8,045.2
Construction in progress	**948.3**	1,098.3
	15,100.0	15,315.9
Less accumulated depreciation	**(6,902.6)**	(6,689.6)
	$ 8,197.4	$ 8,626.3

Depreciation expense for 2009, 2008, and 2007 was $813.5 million, $731.7 million, and $682.3 million, respectively. Interest costs of $30.2 million, $48.2 million, and $95.3 million were capitalized as part of property and equipment in 2009, 2008, and 2007, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to $337.8 million, $327.4 million, and $294.2 million for 2009, 2008, and 2007, respectively. Assets under capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Litigation and environmental liabilities: Litigation accruals and environmental liabilities and the related estimated insurance recoverables are reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets. With respect to the product liability claims currently asserted against us, we have accrued for our estimated exposures to the extent they are both probable and estimable based on the information available to us. We accrue for certain product liability claims incurred but not filed to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. Legal defense costs expected to be incurred in connection with significant product liability loss contingencies are accrued when probable and reasonably estimable. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We record receivables for insurance-related recoveries when it is probable they will be realized. These receivables are classified as a reduction of the litigation charges on the statement of operations. We estimate insurance recoverables based on existing deductibles, coverage limits, our assessment of any defenses to coverage that might be raised by the carriers, and the existing and projected future level of insolvencies among the insurance carriers. However, for substantially all of our currently marketed products, we are completely self-insured for future product liability losses.

Revenue recognition: We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For more than 85 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales are recorded at the point of delivery. Provisions for returns, discounts, and rebates are established in the same period the related sales are recorded.

We also generate income as a result of collaboration agreements. Revenue from co-promotion services is based upon net sales reported by our co-promotion partners and, if applicable, the number of sales calls we perform. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized in net product sales over the term of the supply agreement. We immediately recognize the full amount of developmental milestone payments due to us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other—net, expense (income). If the payment to us is a commercialization payment that is part of a multiple-element collaborative commercialization arrangement and is a result of the initiation of the commercialization period (e.g., payments triggered by regulatory approval for marketing or launch of the product), we amortize the payment to income as we perform under the terms of the arrangement.

Royalty revenue from licensees, which are based on third-party sales of licensed products and technology, are recorded as earned in accordance with the contract terms when third-party sales can be reasonably measured and collection of the funds is reasonably assured. This royalty revenue is included in collaboration and other revenue.

Following is the composition of revenue:

	2009	2008	2007
Net product sales	**$21,171.5**	$19,925.8	$18,174.7
Collaboration and other revenue (Note 4)	**664.5**	446.1	458.8
Total revenue	**$21,836.0**	$20,371.9	$18,633.5

Acquired research and development: We recognize as incurred the cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified. Beginning in 2009, in process research and development acquired in a business combination is capitalized at the fair value as of the time of the acquisition. For in-process research and development assets acquired in both direct acquisitions and business combinations, once the product has obtained regulatory approval, we capitalize any milestones paid and amortize them over the period benefited. Milestones paid prior to regulatory approval of the product are generally expensed when the event requiring payment of the milestone occurs.

Other—net, expense (income): Other—net, expense (income) consisted of the following:

	2009	2008	2007
Interest expense	**$261.3**	$ 228.3	$ 228.3
Interest income	**(75.2)**	(210.7)	(215.3)
Other	**43.4**	8.5	(135.0)
	$229.5	$ 26.1	$(122.0)

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Earnings per share: We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares. See Note 11 for further discussion.

Stock-based compensation: We recognize the fair value of stock-based compensation as expense over the requisite service period of the individual grantees, which generally equals the vesting period. Under our policy all stock-based awards are approved prior to the date of grant. The Compensation Committee of the Board of Directors approves the value of the award and date of grant. Stock-based compensation that is awarded as part of our annual equity grant is made on a specific grant date scheduled in advance.

Reclassifications: Certain reclassifications have been made to the December 31, 2008 and 2007 consolidated financial statements and accompanying notes to conform with the December 31, 2009 presentation.

Note 2: Implementation of New Financial Accounting Pronouncements

The Financial Accounting Standards Board (FASB) Statement on Business Combinations was effective for us for business combinations with the acquisition date on or after January 1, 2009. This Statement, with its amendment, changes the way in which the acquisition method is to be applied in a business combination. The primary revisions require an acquirer in a business combination to measure assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions specified in the Statement. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with the Statement). Assets acquired and liabilities assumed arising from contingencies are to be measured at fair value if it can be determined during the measurement period. If fair value cannot be determined, the asset or liability should be recognized at the acquisition date if it is probable that an asset existed or a liability had been incurred and the amount can be reasonably estimated. This Statement significantly amends other authoritative guidance on Business

Combinations as well, and now requires the capitalization of research and development assets acquired in a business combination at their acquisition-date fair values, separately from goodwill. The accounting for income taxes was also amended by this Statement to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

We adopted the provisions of the FASB Statement on Consolidations relating to the accounting for noncontrolling interests on January 1, 2009. This Statement amends previous authoritative guidance, by requiring companies to report a noncontrolling interest in a subsidiary as equity in its consolidated financial statements. Disclosure of the amounts of consolidated net income attributable to the parent and the noncontrolling interest will be required. This Statement also clarifies that transactions that result in a change in a parent's ownership interest in a subsidiary that do not result in deconsolidation will be treated as equity transactions, while a gain or loss will be recognized by the parent when a subsidiary is deconsolidated. We now classify our noncontrolling interest in a subsidiary as part of shareholders' equity in our consolidated statements of financial position at December 31, 2009 and reclassified the December 31, 2008 balances accordingly. The net income attributed to the noncontrolling interest in a subsidiary for 2009 and 2008 is not material and is included in other-net, expense (income).

We adopted the provisions of the FASB Statement on disclosures relating to Derivatives and Hedging on January 1, 2009. This Statement requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. These disclosures are included in Note 6.

We adopted the provisions of the Emerging Issues Task Force (EITF) guidance related to Collaborative Arrangements on January 1, 2009. This guidance defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This guidance has been applied retrospectively to all prior periods presented for significant collaborative arrangements existing as of the effective date by classifying revenues into two separate components: net product sales and collaboration and other revenue. See Note 4 for additional information.

We adopted the provisions of the FASB Staff Position (FSP) relating to Investments on January 1, 2009. This FSP amends the other-than-temporary recognition guidance for debt securities and requires additional interim and annual disclosures of other-than-temporary impairments on debt and equity securities. Pursuant to the new guidance, an other-than-temporary impairment has occurred if a company does not expect to recover the entire amortized cost basis of the security. In this situation, if the company does not intend to sell the impaired security, and it is not more likely than not it will be required to sell the security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings is limited to the portion attributed to the credit loss. The remaining portion of the other-than-temporary impairment is then recorded in other comprehensive income (loss). This FSP has been applied to existing and new securities as of January 1, 2009. The applicable disclosures are included in Note 6. The implementation of this FSP was not material to our consolidated financial position or results of operations and there was no cumulative effect adjustment.

We adopted the provisions of a FSP relating to Fair Value Measurements and Disclosures, as of March 31, 2009. This FSP provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity. The FSP also provides additional guidance on circumstances that may indicate that a transaction is not orderly and requires additional disclosures. The implementation of this FSP had no effect on our consolidated financial position or results of operations.

We adopted the provisions of a FSP on Financial Instruments, as of March 31, 2009. This FSP required disclosures about fair value of all financial instruments for interim reporting periods. The implementation of this FSP had no effect on our consolidated financial position or results of operations.

We adopted the provisions of a FSP on Compensation—Retirement Benefits, as of December 31, 2009. This FSP required disclosures about plan assets of a defined benefit pension or other postretirement plan. The applicable disclosures are included in Note 13. The implementation of this FSP had no effect on our consolidated financial position or results of operations.

During 2009, we adopted the provisions of the FASB Statement on Subsequent Events. This Statement provides authoritative accounting literature and disclosure requirements for material events occurring subsequent to the balance sheet date and prior to the issuance of the financial statements. The implementation of this Statement had no effect on our consolidated financial position or results of operations.

In 2009, the FASB issued a Statement on Transfers and Servicing, an amendment of previous authoritative guidance. The most significant amendments resulting from this Statement consist of the removal of the concept of a qualifying special-purpose entity (SPE) from previous authoritative guidance, and the elimination of the exception for qualifying SPEs from the Consolidation guidance regarding variable interest entities. This Statement is effective for us January 1, 2010 and is not expected to be material to our consolidated financial position or results of operations.

In 2009, the FASB issued a Statement which amends the previous Consolidations guidance regarding variable interest entities and addresses the effects of eliminating the qualifying SPE concept from the guidance on Transfers and Servicing. This Statement responds to concerns about the application of certain key provisions of the previous guidance on Consolidations regarding variable interest entities, including concerns over the transparency of enterprises' involvement with variable interest entities. This Statement is effective for us January 1, 2010 and is not expected to be material to our consolidated financial position or results of operations.

In 2009, the FASB ratified EITF guidance related to Revenue Recognition that amends the previous guidance on arrangements with multiple deliverables. This guidance provides principles and application guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration should be allocated. It also clarifies the method to allocate revenue in an arrangement using the estimated selling price. This guidance is effective for us January 1, 2011 and is not expected to be material to our consolidated financial position or results of operations.

Note 3: Acquisitions

During 2008 and 2007 we acquired several businesses. These acquisitions were accounted for as business combinations under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The determination of estimated fair value required management to make significant estimates and assumptions. The excess of the purchase price over the fair value of the acquired net assets, where applicable, has been recorded as goodwill. The results of operations of these acquisitions are included in our consolidated financial statements from the date of acquisition.

Most of these acquisitions included IPR&D, which represented compounds, new indications, or line extensions under development that had not yet achieved regulatory approval for marketing. There are several methods that can be used to determine the estimated fair value of the IPR&D acquired in a business combination. We utilized the "income method", which applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. This analysis is performed for each project independently. Pursuant to the existing rules, these acquired IPR&D intangible assets totaling $4.71 billion and $340.5 million in 2008 and 2007, respectively, were expensed immediately subsequent to the acquisition because the products had no alternative future use. The ongoing expenses with respect to each of these products in development are not material to our total research and development expense currently and are not expected to be material to our total research and development expense on an annual basis in the future.

In addition to the acquisitions of businesses, we also acquired several products in development. The acquired IPR&D related to these products of $90.0 million, $122.0 million, and $405.1 million in 2009, 2008, and 2007, respectively, was also written off by a charge to income immediately upon acquisition because the products had no alternative future use.

ImClone Acquisition

On November 24, 2008, we acquired all of the outstanding shares of ImClone Systems Inc. (ImClone), a biopharmaceutical company focused on advancing oncology care, for a total purchase price of approximately $6.5 billion, which was financed through borrowings. This strategic combination offered both targeted therapies and oncolytic agents along with a pipeline spanning all phases of clinical development. The combination also expanded our biotechnology capabilities.

The acquisition was accounted for as a business combination under the purchase method of accounting, resulting in goodwill of $425.9 million. No portion of this goodwill was or is expected to be deductible for tax purposes.

Allocation of Purchase Price

The purchase price was allocated based on the fair value of assets acquired and liabilities assumed as of the date of acquisition.

	Fair Value at November 24, 2008
Cash and short-term investments	$ 982.9
Inventories	136.2
Developed product technology (Erbitux)[1]	1,057.9
Goodwill	425.9
Property and equipment	338.9
Debt assumed	(600.0)
Deferred taxes	(311.5)
Deferred income	(127.7)
Other assets and liabilities—net	(81.1)
Acquired in-process research and development	4,685.4
Total purchase price	$6,506.9

[1]This intangible asset is being amortized on a straight-line basis through 2023 in the U.S. and 2018 in the rest of the world.

All of the estimated fair value of the acquired IPR&D was attributable to oncology-related products in development, including $1.33 billion to line extensions for Erbitux. A significant portion (81 percent) of the remaining value of acquired IPR&D was attributable to ramucirumab, necitumumab, and cixutumumab. At the time of the acquisition, ramucirumab was in Phase III clinical testing, while necitumumab and cixutumumab were in Phase II clinical testing. The discount rate we used in valuing the acquired IPR&D projects was 13.5 percent, and the charge for acquired IPR&D of $4.69 billion recorded in the fourth quarter of 2008 was not deductible for tax purposes.

Pro Forma Financial Information (unaudited)

The following pro forma financial information presents the combined results of our operations with ImClone as if the acquisition and the financing for the acquisition had occurred as of the beginning of each of the years presented. We have adjusted the historical consolidated financial information to give effect to pro forma events that are directly attributable to the acquisition. The pro forma financial information is not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition at the beginning of each year. In addition, the pro forma financial information does not attempt to project the future results of operations of our combined company.

	2008	2007
Revenue	$20,732.2	$19,051.4
Net income[1]	2,356.2	2,704.1
Earnings per share:		
Basic and diluted	2.15	2.48

[1]The pro forma financial information above excludes the non-recurring charge incurred for acquired IPR&D of $4.69 billion and other merger-related costs.

The pro forma financial information above reflects the following:

- a reduction of the amortization of ImClone's deferred income of $86.2 million (2008) and $98.4 million (2007);
- the increase of amortization expense of $78.8 million in 2008 and 2007 related to the estimated fair value of identifiable intangible assets from the purchase price allocation which are being amortized over their estimated useful lives through 2023 in the U.S. and through 2018 in the rest of the world. The change in depreciation expense related to the change in the estimated fair value of property and equipment from the book value at the time of the acquisition was not material;
- the adjustment to increase interest expense related to the debt incurred to finance the acquisition and the adjustment to decrease interest income related to the lost interest income on the cash used to purchase ImClone by a total of $301.0 million in 2008 and 2007;

- the reduction of ImClone's income tax expense to provide for income taxes at the statutory tax rate and the adjustment to income taxes for pro forma adjustments at the statutory tax rate, totaling $139.3 million (2008) and $189.5 million (2007). This excludes the acquired IPR&D charge of $4.69 billion, which was not tax deductible;
- certain reclassifications to conform to accounting policies and classifications that are consistent with our practices (e.g., ImClone's license fees and milestones were classified as other—net, expense (income), rather than net sales).

Posilac

On October 1, 2008, we acquired the worldwide rights to the dairy cow supplement Posilac, as well as the product's supporting operations, from Monsanto Company (Monsanto). The acquisition of Posilac provides us with a product that complements those of our animal health business. Under the terms of the agreement, we acquired the rights to the Posilac brand, as well as the product's U.S. sales force and manufacturing facility, for an aggregate purchase price of $403.9 million, which included a $300.0 million upfront payment, transaction costs, and an accrual for contingent consideration to Monsanto based on estimated future Posilac sales for which payment is considered likely beyond a reasonable doubt.

This acquisition has been accounted for as a business combination under the purchase method of accounting. We allocated $204.3 million to identifiable intangible assets related to Posilac, $167.6 million to inventories, and $99.5 million of the purchase price to property and equipment. We also assumed $67.5 million of liabilities. Substantially all of the identifiable intangible assets are being amortized over their estimated remaining useful lives of 20 years. The amount allocated to each of the intangible assets acquired is deductible for tax purposes.

SGX Pharmaceuticals, Inc.

On August 20, 2008, we acquired all of the outstanding common stock of SGX Pharmaceuticals, Inc. (SGX), a collaboration partner since 2003. The acquisition allows us to integrate SGX's structure-guided drug discovery platform into our drug discovery efforts. It also gives us access to FAST™, SGX's fragment-based, protein structure guided drug discovery technology, and to a portfolio of preclinical oncology compounds focused on a number of kinase targets. Under the terms of the agreement, the outstanding shares of SGX common stock were redeemed for an aggregate purchase price of $66.8 million.

The acquisition has been accounted for as a business combination under the purchase method of accounting. We allocated $29.6 million of the purchase price to deferred tax assets and $28.0 million to acquired IPR&D. The acquired IPR&D charge of $28.0 million was recorded in the third quarter of 2008 and was not deductible for tax purposes.

ICOS Corporation

On January 29, 2007, we acquired all of the outstanding common stock of ICOS Corporation (ICOS), our partner in the Lilly ICOS LLC joint venture for the manufacture and sale of Cialis for the treatment of erectile dysfunction. The acquisition brought the full value of Cialis to us and enabled us to realize operational efficiencies in the further development, marketing, and selling of this product. The aggregate cash purchase price of approximately $2.3 billion was financed through borrowings.

The acquisition has been accounted for as a business combination under the purchase method of accounting, resulting in goodwill of $646.7 million. No portion of this goodwill is expected to be deductible for tax purposes.

The other significant components of the purchase price allocation were developed product technology (Cialis) of $1,659.9 million, the tax benefit of net operating losses of $404.1 million, acquired IPR&D of $303.5 million, cash and short-term investments of $197.7 million, deferred tax liability of $583.5 million and long-term debt assumed of $275.6 million. The developed product technology is being amortized over the remaining expected patent lives of Cialis in each country; patent expiration dates range from 2015 to 2017.

Other Acquisitions

During the second quarter of 2007, we acquired all of the outstanding stock of both Hypnion, Inc. (Hypnion), a privately held neuroscience drug discovery company focused on sleep disorders, and Ivy Animal Health, Inc. (Ivy), a privately held applied research and pharmaceutical product development company focused on the animal health industry, for $445.0 million in cash.

The acquisition of Hypnion provided us with a broader and more substantive presence in the area of sleep disorder research and ownership of LY2624803, a novel Phase II compound with a dual mechanism of action aimed at promoting better sleep onset and sleep maintenance. This was Hypnion's only significant asset. For this acquisition, we recorded an acquired IPR&D charge of $291.1 million, which was not deductible for tax purposes. Because Hypnion was a development-stage company, the transaction was accounted for as an acquisition of assets rather than as a business combination and, therefore, goodwill was not recorded.

The acquisition of Ivy provided us with products that complement those of our animal health business. This acquisition has been accounted for as a business combination under the purchase method of accounting. We allocated $88.7 million of the purchase price to other identifiable intangible assets, primarily related to marketed products, $37.0 million to acquired IPR&D, and $25.0 million to goodwill. The other identifiable intangible assets are being amortized over their estimated remaining useful lives of 10 to 20 years. The $37.0 million allocated to acquired IPR&D was charged to expense in the second quarter of 2007. Goodwill resulting from this acquisition was fully allocated to the animal health business segment. The amount allocated to each of the intangible assets acquired, including goodwill of $25.0 million and the acquired IPR&D of $37.0 million, was deductible for tax purposes.

Product Acquisitions

In December 2009, we entered into a licensing and collaboration agreement with Incyte Corporation to acquire rights to its compound, and certain follow-on compounds, for the treatment of inflammatory and autoimmune diseases. The lead compound was in the development stage (Phase II clinical trials for rheumatoid arthritis) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. The charge of $90.0 million for acquired IPR&D related to this arrangement was included in expense in the fourth quarter of 2009 and is deductible for tax purposes. As part of this agreement, Incyte has the option to co-develop these compounds and the option to co-promote in the United States.

In June 2008, we entered into a licensing and development agreement with TransPharma Medical Ltd. (TransPharma) to acquire rights to its product and related drug delivery system for the treatment of osteoporosis. The product, which is administered transdermally using TransPharma's proprietary technology, was in Phase II clinical testing, and had no alternative future use. Under the arrangement, we also gained non-exclusive access to TransPharma's ViaDerm drug delivery system for the product. As with many development-phase products, launch of the product, if approved, was not expected in the near term. The charge of $35.0 million for acquired IPR&D related to this arrangement was included as expense in the second quarter of 2008 and is deductible for tax purposes.

In January 2008, our agreement with BioMS Medical Corp. to acquire the rights to its compound for the treatment of multiple sclerosis became effective. At the inception of this agreement, this compound was in the development stage (Phase III clinical trials) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. In the third quarter of 2009, data from the Phase III clinical trials showed there were no statistically significant differences between dirucotide and placebo on the primary or secondary endpoints of the study, and ongoing clinical trials and the arrangement were discontinued. The charge of $87.0 million for acquired IPR&D related to this arrangement was included as expense in the first quarter of 2008 and is deductible for tax purposes.

In October 2007, we entered into an agreement with Glenmark Pharmaceuticals Limited India to acquire the rights to a portfolio of transient receptor potential vanilloid sub-family 1 (TRPV1) antagonist molecules, including a clinical-phase compound. The compound was in early clinical phase development as a potential next-generation treatment for various pain conditions, including osteoarthritic pain, and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. The charge of $45.0 million for acquired IPR&D was deductible for tax purposes and was included as expense in the fourth quarter of 2007. Development of this compound has been suspended.

In October 2007, we entered into a global strategic alliance with MacroGenics, Inc. (MacroGenics) to develop and commercialize teplizumab, a humanized anti-CD3 monoclonal antibody, as well as other potential next-generation anti-CD3 molecules for use in the treatment of autoimmune diseases. As part of the arrangement, we acquired the exclusive rights to the molecule, which was in the development stage (Phase II/III clinical trial for individuals with recent-onset type 1 diabetes) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. The charge of $44.0 million for acquired IPR&D was deductible for tax purposes and was included as expense in the fourth quarter of 2007.

In January 2007, we entered into an agreement with OSI Pharmaceuticals, Inc. to acquire the rights to its compound for the treatment of type 2 diabetes. At the inception of this agreement, this compound was in the development stage (Phase I clinical trials) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. The charge of $25.0 million for acquired IPR&D related to this arrangement was included as expense in the first quarter of 2007 and was deductible for tax purposes.

In connection with these arrangements, our partners are generally entitled to future milestones and royalties based on sales should these products be approved for commercialization.

Note 4: Collaborations

We often enter into collaborative arrangements to develop and commercialize drug candidates. Collaborative activities might include research and development, marketing and selling (including promotional activities and physician detailing), manufacturing, and distribution. These collaborations often require milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development, as well as expense reimbursements or payments to the third party. Revenues related to products sold by us pursuant to these arrangements are included in net product sales, while other sources of revenue (e.g., royalties and profit share payments) are included in collaboration and other revenue. Operating expenses for costs incurred pursuant to these arrangements are reported in their respective expense line item, net of any payments made to or reimbursements received from our collaboration partners. Each collaboration is unique in nature, and our more significant arrangements are discussed below.

Erbitux

Prior to our acquisition in November 2008, ImClone entered into several collaborations with respect to Erbitux, a product approved to fight cancer, while still in its development phase. The most significant collaborations operate in these geographic territories: the U.S., Japan, and Canada (Bristol-Myers Squibb Company); and worldwide except the U.S. and Canada (Merck KGaA). The agreements are expected to expire in 2018, upon which all of the rights with respect to Erbitux in the U.S. and Canada return to us. The following table summarizes the revenue recognized with respect to Erbitux:

	2009	2008
Net product sales	**$ 92.5**	$ 2.7
Collaboration and other revenue	**298.3**	26.7
Total revenue	**$390.8**	$29.4

Bristol-Myers Squibb Company

Pursuant to a commercial agreement with Bristol-Myers Squibb Company and E.R. Squibb (collectively, BMS), relating to Erbitux, ImClone is co-developing and co-promoting Erbitux in the U.S. and Canada with BMS, exclusively, and in Japan with BMS and Merck KGaA. The companies have jointly agreed to expand the investment in the ongoing clinical development plan for Erbitux to further explore its use in additional tumor types. Under this arrangement, Erbitux research and development and other costs, up to threshold amounts, are the sole responsibility of BMS, with costs in excess of the thresholds shared by both companies according to a predetermined ratio.

Responsibilities associated with clinical and other ongoing studies are apportioned between the parties as determined pursuant to the agreement. Collaborative reimbursements received by ImClone for supply of clinical trial materials; for research and development; and for a portion of marketing, selling, and administrative expenses are recorded as a reduction to the respective expense line items on the consolidated statement of operations. We receive a distribution fee in the form of a royalty from BMS, based on a percentage of net sales in the U.S. and Canada, which is recorded in collaboration and other revenue. Royalty expense paid to third parties, net of any reimbursements received, is recorded as a reduction of collaboration and other revenue.

We are responsible for the manufacture and supply of all requirements of Erbitux in bulk-form active pharmaceutical ingredient (API) for clinical and commercial use in the territory, and BMS will purchase all of its requirements of API for commercial use from us, subject to certain stipulations per the agreement. Sales of Erbitux to BMS for commercial use are reported in net product sales.

Merck KGaA

A development and license agreement between ImClone and Merck KGaA (Merck) with respect to Erbitux granted Merck exclusive rights to market Erbitux outside of the U.S. and Canada, and co-exclusive rights with BMS and ImClone in Japan. Merck also has rights to manufacture Erbitux for supply in its territory. We manufacture and provide a portion of Merck's requirements for API, which is included in net product sales. We also receive a royalty on the sales of Erbitux outside of the U.S. and Canada, which is included in collaboration and other revenue as earned. Collaborative reimbursements received for supply of product; for research and development; and marketing, selling, and administrative expenses are recorded as a reduction to the respective expense line items on the consolidated statement of operations. Royalty expense paid to third parties, net of any royalty reimbursements received, is recorded as a reduction of collaboration and other revenue.

Necitumumab
In January 2010, we restructured the collaboration agreement executed by ImClone and BMS in 2001 to allow for the co-development and co-commercialization of necitumumab, which is currently in Phase III clinical testing for non-small cell lung cancer. Within this restructured arrangement, we and BMS have agreed to share in the cost of developing and potentially commercializing necitumumab in the U.S., Canada, and Japan. We maintain exclusive rights to necitumumab in all other markets. We will fund 45 percent of the development costs for studies that will be used only in the U.S., and 72.5 percent for global studies. We will be responsible for the manufacturing of API and BMS will be responsible for manufacturing the finished product. We could receive a payment of $250.0 million upon approval in the U.S. In the U.S. and Canada, BMS will record sales and we will receive 45 percent of the profits for necitumumab, while we will provide 50 percent of the selling effort. In Japan, we and BMS will share costs and profits evenly.

Exenatide
We are in a collaborative arrangement with Amylin Pharmaceuticals (Amylin) for the joint development, marketing, and selling of Byetta (exenatide injection) and other forms of exenatide such as exenatide once weekly. Byetta is presently approved as an adjunctive therapy to improve glycemic control in patients with type 2 diabetes who have not achieved adequate glycemic control using metformin, a sulfonylurea or a combination of metformin and sulfonylurea; and in the U.S. only, using a thiazolidinedione (with or without metformin) and as a monotherapy. Lilly and Amylin are co-promoting exenatide in the U.S. Amylin is responsible for manufacturing and primarily utilizes third-party contract manufacturers to supply Byetta. However, we are manufacturing Byetta pen delivery devices for Amylin. We are responsible for development and commercialization costs outside the U.S.

Under the terms of our arrangement, we report as collaboration and other revenue our 50 percent share of gross margin on Amylin's net product sales in the U.S. We report as net product sales 100 percent of sales outside the U.S. and our sales of Byetta pen delivery devices to Amylin. The following table summarizes the revenue recognized with respect to Byetta:

	2009	2008	2007
Net product sales	**$147.7**	$ 96.7	$ 39.6
Collaboration and other revenue	**300.8**	299.4	291.1
Total revenue	**$448.5**	$396.1	$330.7

We pay Amylin a percentage of the gross margin of exenatide sales outside of the U.S., and these costs are recorded in cost of sales. Under the 50/50 profit-sharing arrangement for the U.S., in addition to recording as revenue our 50 percent share of exenatide's gross margin, we also report 50 percent of U.S. research and development costs and marketing and selling costs in the respective line items on the consolidated statements of operations.

A New Drug Application has been submitted to the U.S. Food and Drug Administration (FDA) for exenatide once weekly. Amylin is constructing and will operate a manufacturing facility for exenatide once weekly, and we have entered into a supply agreement in which Amylin will supply exenatide once weekly product to us for sales outside the U.S. The estimated total cost of the facility is approximately $550 million. In 2008, we paid $125.0 million to Amylin, which we will amortize to cost of sales over the estimated life of the supply agreement beginning with product launch. We would be required to reimburse Amylin for a portion of any future impairment of this facility, recognized in accordance with GAAP. A portion of the $125.0 million payment we made to Amylin would be creditable against any amount we would owe as a result of impairment. We have also agreed to loan up to $165.0 million to Amylin at an indexed rate beginning December 1, 2009; no amounts were loaned in 2009 and any borrowings have to be repaid by June 30, 2014. We have also agreed to cooperate with Amylin in the development, manufacturing, and marketing of exenatide once weekly in a dual-chamber cartridge pen configuration. We will contribute 60 percent of the total initial capital costs of the project, our portion of which will be approximately $130 million, of which we have contributed approximately $50 million as of December 31, 2009.

Cymbalta

Boehringer Ingelheim
We are in a collaborative arrangement with Boehringer Ingelheim (BI) to jointly market and promote Cymbalta, a product for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, generalized anxiety disorder, and fibromyalgia, outside the U.S. Pursuant to the terms of the agreement, we generally share equally in development, marketing, and selling expenses, and pay BI a commission on

sales in the co-promotion territories. We manufacture the product for all territories. Reimbursements or payments for the cost sharing of marketing, selling, and administrative expenses are recorded in the respective expense line items in the consolidated statements of operations. The commission paid to BI is recognized in marketing, selling, and administrative expenses.

Quintiles

We were in a collaborative arrangement with Quintiles Transnational Corp. (Quintiles) to jointly market and promote Cymbalta in the U.S. since Cymbalta's launch in 2004. Pursuant to the terms of the agreement, Quintiles shared in the costs to co-promote Cymbalta with us and receives a commission based upon net product sales. According to that agreement, Quintiles' obligation to promote Cymbalta expired during 2009, and we will pay a lower rate on net product sales for three years after completion of the promotion efforts specified in that agreement. The commissions paid to Quintiles are recorded in marketing, selling, and administrative expenses.

Effient

We are in a collaborative arrangement with Daiichi Sankyo Company, Limited (D-S) to develop, market, and promote Effient, an antiplatelet agent for the treatment of patients with acute coronary syndromes (ACS) who are being managed with an artery-opening procedure known as percutaneous coronary intervention (PCI). The product was approved for marketing by the European Commission under the tradename Efient in February 2009, and the initial sales were recorded in the first quarter of 2009. The product was also approved for marketing by the FDA under the tradename Effient in July 2009, and the initial sales in the U.S. were recorded in the third quarter. Within this arrangement, we and D-S have agreed to co-promote under the same trademark in certain territories (including the U.S. and five major European markets), while we have exclusive marketing rights in certain other territories. D-S has exclusive marketing rights in Japan. Under the agreement, we paid D-S an upfront license fee and agreed to pay future success milestones. The parties share approximately 50/50 in the profits, as well as in the costs of development and marketing in the co-promotion territories. A third party manufactures bulk product, and we produce the finished product for our exclusive and co-promotion territories. We record product sales in our exclusive and co-promotion territories. In our exclusive territories, we will pay D-S a royalty specific to these territories. Profit share payments made to D-S are recorded as marketing, selling, and administrative expenses. All royalties paid to D-S and the third-party manufacturer are recorded in cost of sales. Worldwide Effient sales were $27.0 million in 2009. The product is in the early phases of launch in both the U.S. and Europe.

TPG-Axon Capital

In 2008, we entered into an agreement with an affiliate of TPG-Axon Capital (TPG) for the Phase III development of a gamma-secretase inhibitor and an A-beta antibody, our two lead molecules for the treatment of mild to moderate Alzheimer's disease. Under the agreement, both we and TPG will provide funding for the Alzheimer's clinical trials. Funding from TPG will not exceed $325 million and could extend into 2014. In exchange for their funding, TPG may receive success-based milestones totaling $330 million and mid- to high-single digit royalties that are contingent upon the successful development of the Alzheimer's treatments. The royalties will be paid for approximately eight years after launch of a product. Reimbursements received from TPG for its portion of research and development costs incurred related to the Alzheimer's treatments are recorded as a reduction to the research and development expense line item on the consolidated statements of operations. The reimbursement from TPG is not expected to be material in any period.

Summary of Collaboration Related Commission and Profit Share Payments

The aggregate amount of commission and profit share payments included in marketing, selling, and administrative expense pursuant to the collaborations described above was $319.2 million, $307.6 million, and $217.5 million in 2009, 2008, and 2007, respectively.

Note 5: Asset Impairments, Restructuring, and Other Special Charges

The components of the charges included in asset impairments, restructuring, and other special charges in our consolidated statements of operations are described below.

Asset Impairments and Related Restructuring and Other Charges

Asset impairments, restructuring, and other special charges of $37.9 million were recognized in the fourth quarter of 2009 as a result of our announced initiatives to reduce our cost structure and global workforce. These charges relate to severance costs which are expected to be paid in the first half of 2010.

We recognized asset impairments, restructuring, and other special charges of $424.8 million in the third quarter of 2009 primarily due to the sale of our Tippecanoe Laboratories manufacturing site to an affiliate of Evonik Industries AG (Evonik) in early 2010. In connection with the sale of the site, we entered into a nine-year supply and services agreement, whereby Evonik will manufacture final and intermediate step active pharmaceutical ingredient (API) for certain of our human and animal health products. The decision to sell the site was based upon a projected decline in utilization of the site due to several factors, including upcoming patent expirations on certain medicines made at the site; our strategic decision to purchase, rather than manufacture, many late-stage chemical intermediates; and the evolution of our pipeline toward more biotechnology medicines. In addition to the sale of the Tippecanoe site, in the third quarter of 2009 we announced a voluntary exit program for certain U.S. sales employees. Components of the third-quarter restructuring charge include non-cash asset impairment charges and other charges of $363.7 million, and $61.1 million in severance related charges, substantially all of which is expected to be paid in cash by early 2010. The fair value of assets used in determining impairment charges was based on contracted sales prices.

We incurred asset impairments, restructuring, and other special charges of $80.0 million in the fourth quarter of 2008. These charges were the result of decisions approved by management in the fourth quarter as well as previously announced strategic decisions. The primary components of this charge include non-cash asset impairments of $35.1 million for the write down of impaired assets, all of which have no future use, and other charges of $44.9 million, primarily related to severance and environmental cleanup charges in connection with previously announced strategic decisions made in prior periods. Substantially all of these costs were paid during 2009.

Further, in the third quarter of 2008, as a result of our previously announced agreements with Covance Inc. (Covance), Quintiles Transnational Corp. (Quintiles), and Ingenix Pharmaceutical Services, Inc., doing business as i3 Statprobe (i3), and as part of our efforts to transform into a more flexible organization, we recognized asset impairments, restructuring, and other special charges of $182.4 million. We sold our Greenfield, Indiana site to Covance, a global drug development services firm, and entered into a 10-year service agreement under which Covance will provide preclinical toxicology work and perform additional clinical trials for us as well as operate the site to meet our needs and those of other pharmaceutical industry clients. In addition, we signed agreements with Quintiles for clinical trial monitoring services and with i3 for clinical data management services. Components of the third-quarter restructuring charge include non-cash charges of $148.3 million primarily related to the loss on sale of assets sold to Covance, severance costs of $27.8 million, and exit costs of $6.3 million. Substantially all of these costs were paid in 2008.

In the second quarter of 2008, we recognized restructuring and other special charges of $88.9 million. In addition, we recognized non-cash charges of $57.1 million for the write down of impaired manufacturing assets that had no future use, which were included in cost of sales. In April 2008, we announced a voluntary exit program that was offered to employees primarily in manufacturing. Components of the second-quarter restructuring charge include total severance costs of $53.5 million related to these programs and $35.4 million related to exit costs incurred during the second quarter in connection with previously announced strategic decisions made in prior periods. Substantially all of these costs were paid by the end of July 2008.

In March 2008, we terminated development of our AIR Insulin program, which was being conducted in collaboration with Alkermes, Inc. The program had been in Phase III clinical development as a potential treatment for type 1 and type 2 diabetes. This decision was not a result of any observations during AIR Insulin trials relating to the safety of the product, but rather was a result of increasing uncertainties in the regulatory environment, and a thorough evaluation of the evolving commercial and clinical potential of the product compared to existing medical therapies. As a result of this decision, we halted our ongoing clinical studies and transitioned the AIR Insulin patients in these studies to other appropriate therapies. We implemented a patient program in the U.S., and other regions of the world where allowed, to provide clinical trial participants with appropriate financial support to fund their medications and diagnostic supplies through the end of 2008.

We recognized asset impairments, restructuring, and other special charges of $145.7 million in the first quarter of 2008. These charges were primarily related to the decision to terminate development of AIR Insulin. Components of these charges included non-cash charges of $40.9 million for the write down of impaired manufacturing assets that had no use beyond the AIR Insulin program, as well as charges of $91.7 million for estimated contractual obligations and wind-down costs associated with the termination of clinical trials and certain development activities, and costs associated with the patient program to transition participants from AIR Insulin. This amount includes an estimate of Alkermes' wind-down costs for which we were contractually obligated. The wind-down activities and patient programs were substantially complete by the end of 2008. The remaining component of these charges, $13.1 million, is related to exit costs incurred in the first quarter of 2008 in connection with previously announced strategic decisions made in prior periods.

We incurred asset impairments, restructuring, and other special charges of $67.6 million in the fourth quarter of 2007. These charges were a result of decisions approved by management in the fourth quarter as well as previously announced strategic decisions. Components of this charge include non-cash charges of $42.5 million for the write down of impaired assets, all of which have no future use, and other charges of $25.1 million, primarily related to additional severance and environmental cleanup charges related to previously announced strategic decisions. The impairment charges were necessary to adjust the carrying value of the assets to fair value. These restructuring activities were substantially complete at December 31, 2007.

In connection with previously announced strategic decisions, we recorded asset impairments, restructuring, and other special charges of $123.0 million in the first quarter of 2007. These charges primarily related to a voluntary severance program at one of our U.S. plants and other costs related to this action as well as management actions taken in the fourth quarter of 2006 to close two research and development facilities and one production facility outside the U.S. The component of these charges related to the non-cash asset impairment was $67.6 million, and were necessary to adjust the carrying value of the assets to fair value. These restructuring activities were substantially complete at December 31, 2007.

Product Liability and Other Special Charges

In the second and the third quarters of 2009, we incurred other special charges of $105.0 million and $125.0 million, respectively, related to advanced discussions with the attorneys general for several states that were not part of the Eastern District of Pennsylvania settlement, seeking to resolve their Zyprexa-related claims. The charge represents the currently probable and estimable exposures in connection with the states' claims. Refer to Note 14 for additional information.

As discussed further in Note 14, in the third quarter of 2008, we recorded a charge of $1.48 billion related to the Zyprexa investigations led by the U.S. Attorney for the Eastern District of Pennsylvania, as well as the resolution of a multi-state investigation regarding Zyprexa involving 32 states and the District of Columbia.

As a result of our product liability exposures, the substantial majority of which were related to Zyprexa, we recorded net pretax charges of $111.9 million in 2007. These charges, which are net of anticipated insurance recoveries, include the costs of product liability settlements and related defense costs, reserves for product liability exposures and defense costs regarding known product liability claims, and expected future claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims. See Note 14 for further discussion.

Note 6: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures and insurance. Major financial institutions represent the largest component of our investments in corporate debt securities. In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution or corporate issuer. We are exposed to credit-related losses in the event of nonperformance by counterparties to risk-management instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

At December 31, 2009, we had outstanding foreign currency forward commitments to purchase 518 million British pounds and sell 578 million euro, commitments to purchase 194 million U.S. dollars and sell 131 million euro, and commitments to buy 151 million euro and sell 218 million U.S. dollars, which will settle within 35 days.

At December 31, 2009, approximately 97 percent of our total debt is at a fixed rate. We have converted approximately 65 percent of our fixed-rate debt to floating rates through the use of interest rate swaps.

The Effect of Risk-Management Instruments on the Statement of Operations

Both the gains on the hedged fixed-rate debt and the offsetting losses on the related interest rate swaps for 2009 were $369.5 million. All of these amounts net to zero and are included in other-net, expense (income).

We expect to reclassify $12.0 million of pretax net losses on cash flow hedges of the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during the next 12 months.

Other-net, expense (income) for 2009 includes the effective portion of losses on interest rate contracts in designated cash flow hedging relationships reclassified from accumulated other comprehensive loss into income of $10.2 million, and the net gains on foreign exchange contracts not designated as hedging instruments recognized in income of $43.4 million. The effective portions of net gains on interest rate contracts in designated cash flow hedging relationships recorded in other comprehensive income (loss) for 2009 was $38.0 million.

During the years ended December 31, 2009, 2008, and 2007, net losses related to ineffectiveness and net losses related to the portion of our risk-management hedging instruments, fair value and cash flow hedges excluded from the assessment of effectiveness were not material.

Fair Value of Financial Instruments
The following tables summarize certain fair value information at December 31 for assets and liabilities measured at fair value on a recurring basis, as well as the carrying amount and amortized cost of certain other investments:

			Fair Value Measurements Using			
Description	Carrying Amount	Amortized Cost	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
December 31, 2009						
Short-term investments						
Corporate debt securities	$ 15.8	$ 16.1	$ —	$ 15.8	$ —	$ 15.8
U.S. government and agencies	18.5	18.8	18.5	—	—	18.5
Other securities	0.4	0.4	—	0.4	—	0.4
	$ 34.7	$ 35.3				
Noncurrent investments						
Corporate debt securities	$ 185.9	$ 195.4	$ —	$ 185.9	$ —	$ 185.9
Mortgage-backed	240.3	310.0	—	240.3	—	240.3
Asset-backed	78.7	94.1	—	78.7	—	78.7
U.S. government and agencies	81.3	81.7	81.3	—	—	81.3
Other debt securities	34.4	12.8	—	3.6	30.8	34.4
Marketable equity	378.7	184.0	378.7	—	—	378.7
Equity method and other investments	156.5	156.5	—	—	—	NA
	$ 1,155.8	$1,034.5				
Long-term debt, including current portion	$(6,655.0)	NA	$ —	$(6,827.8)	$ —	$(6,827.8)
Risk-management instruments						
Interest rate contracts designated as hedging instruments						
Sundry	$ 134.9	NA	$ —	$ 134.9	$ —	$ 134.9
Other noncurrent liabilities	(6.2)	NA	—	(6.2)	—	(6.2)
Foreign exchange contracts not designated as hedging instruments						
Prepaid expenses	8.8	NA	—	8.8	—	8.8
Other current liabilities	(10.7)	NA	—	(10.7)	—	(10.7)
December 31, 2008						
Short-term investments						
Corporate debt securities	$ 172.4	$ 180.1	$ —	$ 172.4	$ —	$ 172.4
U.S. government and agencies	212.3	212.0	212.3	—	—	212.3
Other securities	44.7	41.8	—	44.7	—	44.7
	$ 429.4	$ 433.9				

Description	Carrying Amount	Amortized Cost	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Noncurrent investments						
Corporate debt securities	$ 466.4	$ 542.2	$ —	$ 466.4	$ —	$ 466.4
Mortgage-backed	330.6	436.6	—	330.6	—	330.6
Asset-backed	204.0	240.1	—	204.0	—	204.0
U.S. government and agencies	179.2	176.8	179.2	—	—	179.2
Other debt securities	14.7	10.6	—	3.6	11.1	14.7
Marketable equity	221.9	175.1	221.9	—	—	221.9
Equity methods and other investments	127.8	127.8	—	—	—	NA
	$ 1,544.6	$1,709.2				
Long-term debt, including current portion	$(5,036.1)	NA	$ —	$(5,180.1)	$ —	$(5,180.1)
Risk-management instruments						
Interest rate contracts designated as hedging instruments						
Sundry	$ 500.3	NA	$ —	$ 500.3	$ —	$ 500.3
Foreign exchange contracts not designated as hedging instruments						
Prepaid expenses	12.0	NA	—	12.0	—	12.0
Other current liabilities	(57.3)	NA	—	(57.3)	—	(57.3)

NA—Not applicable

We determine fair values based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses. The fair value of equity method and other investments is not readily available. Approximately $235 million of our investments in debt securities, measured at fair value, mature within five years.

A summary of the fair value of available-for-sale securities in an unrealized gain or loss position and the amount of unrealized gains and losses (pretax) in accumulated other comprehensive loss at December 31 follows:

	2009	2008
Unrealized gross gains	**$222.4**	$ 69.9
Unrealized gross losses	**101.7**	239.0
Fair value of securities in an unrealized gain position	**579.8**	767.5
Fair value of securities in an unrealized loss position	**449.4**	1,046.1

As discussed further in Note 2, a new accounting pronouncement effective in 2009 changed the accounting for other-than-temporary impairment losses for debt securities, providing that the amount of the other-than-temporary losses recorded in earnings is limited to the portion attributed to credit losses, with the remaining portion recorded in other comprehensive income (loss). A summary of other-than-temporary losses on our investments in debt securities follows:

	2009
Losses recognized in the statement of operations	**$22.4**
Losses recognized in other comprehensive income (loss)	**9.6**
Total other-than-temporary impairment losses	**$32.0**

The other-than-temporary losses recognized in the statement of operations primarily relate to credit losses on certain mortgage-backed securities. The amount of credit losses represents the difference between the present value of cash flows expected to be collected on these securities and the amortized cost. Factors considered in assessing the credit loss were the position in the capital structure, vintage and amount of collateral, delinquency rates, current credit support, and geographic concentration.

The securities in an unrealized loss position are comprised of fixed-rate debt securities of varying maturities. The value of fixed income securities is sensitive to changes to the yield curve and other market conditions which led to the decline in value during 2008. Approximately 50 percent of the securities in a loss position are investment-grade debt securities. The majority of these securities first moved into an unrealized loss position during 2008. At this time, there is no indication of default on interest or principal payments for debt securities other than those for which an other-than-temporary impairment charge has been recorded. We do not intend to sell and it is not more likely than not we will be required to sell the securities in a loss position before the market values recover or the underlying cash flows have been received, and we have concluded that no additional other-than-temporary loss is required to be charged to earnings as of December 31, 2009. The fair values of our auction rate securities and collateralized debt obligations held at December 31, 2009 were determined using Level 3 inputs. We do not hold securities issued by structured investment vehicles at December 31, 2009.

The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income (loss) by $186.6 million, $(125.8) million, and $(5.4) million in 2009, 2008, and 2007, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2009	2008	2007
Proceeds from sales	**$1,227.4**	$1,876.4	$1,212.1
Realized gross gains on sales	**68.9**	45.7	21.4
Realized gross losses on sales	**6.8**	8.7	6.1

Note 7: Borrowings

Long-term debt at December 31 consisted of the following:

	2009	2008
3.55 to 7.13 percent notes (due 2012-2037)	**$6,387.4**	$3,987.4
Floating rate bonds (due 2037)	—	400.0
Other, including capitalized leases	**105.3**	116.8
Fair value adjustment	**162.3**	531.9
	6,655.0	5,036.1
Less current portion	**(20.3)**	(420.4)
	$6,634.7	$4,615.7

In March 2009, we issued $2.40 billion of fixed-rate notes with interest to be paid semi-annually. The $400.0 million of floating rate bonds outstanding at December 31, 2008 were repaid with proceeds from this issuance.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because we guarantee them. The principal and interest on the debt are funded by contributions from us and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter. The balance was $72.8 million and $81.9 million at December 31, 2009 and 2008, respectively, and is included in Other in the table above.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2010, $20.3 million; 2011, $15.8 million; 2012, $1.51 billion; 2013, $13.9 million; and 2014, $1.01 billion.

At December 31, 2009 and 2008, short-term borrowings included $7.1 million and $5.43 billion, respectively, of notes payable to banks and commercial paper. Commercial paper was issued in late 2008 for the acquisition of ImClone. At December 31, 2009, we have $1.24 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program and matures in May, 2011. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

We have converted approximately 65 percent of all fixed-rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rates based on debt obligations and interest rates at December 31, 2009 and 2008, including the effects of interest rate swaps for hedged debt obligations, were 3.07 percent and 4.77 percent, respectively.

In 2009, 2008, and 2007, cash payments of interest on borrowings totaled $205.9 million, $203.1 million, and $159.2 million, respectively, net of capitalized interest.

In accordance with the requirements of derivatives and hedging guidance, the portion of our fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheets as an amount equal to the sum of the debt's carrying value plus the fair value adjustment representing changes in fair value of the hedged debt attributable to movements in market interest rates subsequent to the inception of the hedge.

Note 8: Stock-Based Compensation

Stock-based compensation expense in the amount of $368.5 million, $255.3 million, and $282.0 million was recognized in 2009, 2008, and 2007, respectively, as well as related tax benefits of $128.9 million, $88.6 million, and $96.4 million, respectively. Our stock-based compensation expense consists primarily of performance awards (PAs), and shareholder value awards (SVAs). We recognize the stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. We provide newly issued shares and treasury stock to satisfy stock option exercises and for the issuance of PA and SVA shares. We classify tax benefits resulting from tax deductions in excess of the compensation cost recognized for exercised stock options as a financing cash flow in the consolidated statements of cash flows.

At December 31, 2009, additional stock-based compensation awards may be granted under the 2002 Lilly Stock Plan for not more than 84.6 million shares.

Performance Award Program

PAs are granted to officers and management and are payable in shares of our common stock. The number of PA shares actually issued, if any, varies depending on the achievement of certain pre-established earnings-per-share targets. In 2009, we granted both a one-year and a two-year award to all global management as a transition to a two-year performance period for all PAs granted beginning in 2010. PA shares are accounted for at fair value based upon the closing stock price on the date of grant and fully vest at the end of the fiscal year of the grant. The fair values of performance awards granted in 2009 were $36.17 for the one-year award and $34.12 for the two-year award. The fair values of PAs granted in 2008 and 2007 were $51.22 and $54.23, respectively. The number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 2.8 million shares, 2.5 million shares, and 2.3 million shares were issued in 2009, 2008, and 2007, respectively. Approximately 4.4 million shares are expected to be issued in 2010. As of December 31, 2009, the total remaining unrecognized compensation cost related to nonvested PAs amounted to $88.8 million, which will be amortized over the weighted-average remaining requisite service period of 12.0 months.

Shareholder Value Award Program

In 2007, we implemented a SVA program, which replaced our stock option program. SVAs are granted to officers and management and are payable in shares of common stock at the end of a three-year period. The number of shares actually issued varies depending on our stock price at the end of the three-year vesting period compared to pre-established target stock prices. We measure the fair value of the SVA unit on the grant date using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model are based on implied volatilities from traded options on our stock, historical volatility of our stock price, and other factors. Similarly, the dividend yield is based on historical experience and our estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The weighted-average fair values of the SVA units granted during 2009, 2008, and 2007 were $33.97, $43.46, and $49.85, respectively, determined using the following assumptions:

	2009	2008	2007
Expected dividend yield	4.00%	3.00%	2.75%
Risk-free interest rate	.44% - 1.48%	2.05% - 2.29%	4.81% - 5.16%
Range of volatilities	24.34% - 24.92%	20.48% - 21.48%	22.54% - 23.90%

A summary of the SVA activity is presented below:

	Units Attributable to SVAs (in thousands)
Outstanding at January 1, 2007	—
Granted	969
Forfeited or expired	(47)
Outstanding at December 31, 2007	922
Granted	1,282
Forfeited or expired	(301)
Outstanding at December 31, 2008	1,903
Granted	1,416
Forfeited or expired	(559)
Outstanding at December 31, 2009	2,760

The maximum number of shares that could ultimately be issued upon vesting of the SVA units outstanding at December 31, 2009, is 3.7 million. Approximately 0.4 million shares are expected to be issued in 2010. As of December 31, 2009, the total remaining unrecognized compensation cost related to nonvested SVAs amounted to $48.1 million, which will be amortized over the weighted-average remaining requisite service period of 20.7 months.

Stock Option Program

Stock options were granted prior to 2007 to officers and management at exercise prices equal to the fair market value of our stock price at the date of grant. No stock options were granted subsequent to 2007. Options fully vest three years from the grant date and have a term of 10 years.

Stock option activity during 2009 is summarized below:

	Shares of Common Stock Attributable to Options (in thousands)	Weighted-Average Exercise Price of Options	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2009	72,025	$69.35		
Exercised	(14)	15.08		
Forfeited or expired	(12,562)	69.51		
Outstanding at December 31, 2009	59,449	69.36	3.0	$1.2
Exercisable at December 31, 2009	59,449	69.36	3.0	1.2

A summary of the status of nonvested options as of December 31, 2009, and changes during the year then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2009	3,992	$15.26
Vested	(3,918)	17.49
Forfeited	(74)	16.06
Nonvested at December 31, 2009	—	

The intrinsic value of options exercised during 2009, 2008, and 2007 amounted to $0.3 million, $4.8 million, and $1.5 million, respectively. The total grant date fair value of options vested during 2009, 2008, and 2007 amounted to $68.5 million, $84.1 million, and $381.8 million, respectively. We received cash of $0.2 million, $2.9 million, and $15.2 million from exercises of stock options during 2009, 2008, and 2007, respectively. The recognized related tax benefits for all three years were not material.

Note 9: Other Assets and Other Liabilities

Our other receivables include receivables from our collaboration partners, tax receivables, interest receivable for our interest rate swaps, and a variety of other items. The decrease in other receivables is primarily attributable to a decrease in receivables from our collaboration partners and a decrease in tax receivables, offset by an increase in interest rate swap receivables.

Our prepaid expenses include prepaid income taxes and other global prepaid expenses. The increase in prepaid expenses is primarily attributable to income taxes paid on prepaid intercompany royalties.

Our sundry assets primarily include our capitalized computer software, deferred tax assets (Note 12), receivables from our collaboration partners, and the fair value of our interest rate swaps. The decrease in sundry assets is primarily attributable to a decrease in deferred tax assets and a decrease in the fair value of our interest rate swaps.

Our other current liabilities include product litigation, tax liabilities, deferred income from our collaboration arrangements, and a variety of other items. The decrease in other current liabilities is caused primarily by a decrease in product litigation liabilities, specifically, the $1.42 billion related to the EDPA settlements which was paid in 2009 as discussed in Note 14, and a decrease in current deferred taxes.

Our other noncurrent liabilities include deferred income from our collaboration and out-licensing arrangements, the long-term portion of our estimated product return liabilities, product litigation, and a variety of other items. The decrease in other noncurrent liabilities is primarily due to a decrease in deferred income and a decrease in product litigation reserves.

Note 10: Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Additional Paid-in Capital	Retained Earnings	Deferred Costs - ESOP	Common Stock in Treasury	
				Shares (in thousands)	Amount
Balance at January 1, 2007	$3,571.9	$10,766.2	$(100.7)	910	$101.4
Net income		2,953.0			
Cash dividends declared per share: $1.75		(1,903.9)			
Retirement of treasury shares	(3.9)			(76)	(3.9)
Issuance of stock under employee stock plans-net	(55.2)			65	3.0
Stock-based compensation	282.0				
ESOP transactions	10.4		5.5		
FIN 48 implementation (Note 12)		(8.6)			
Balance at December 31, 2007	3,805.2	11,806.7	(95.2)	899	100.5
Net loss		(2,071.9)			
Cash dividends declared per share: $1.90		(2,079.9)			
Retirement of treasury shares	(10.9)			(170)	(11.1)
Issuance of stock under employee stock plans-net	(84.9)			160	9.8
Stock-based compensation	255.3				
ESOP transactions	11.9		8.9		
Balance at December 31, 2008	3,976.6	7,654.9	(86.3)	889	99.2
Net income		4,328.8			
Cash dividends declared per share: $1.96		(2,153.3)			
Retirement of treasury shares	(3.3)			(132)	(3.3)
Issuance of stock under employee stock plans-net	(85.0)			125	2.6
Stock-based compensation	368.5				
ESOP transactions	6.9		8.9		
Employee benefit trust contribution	371.9				
Balance at December 31, 2009	$4,635.6	$ 9,830.4	$ (77.4)	882	$ 98.5

As of December 31, 2009, we have purchased $2.58 billion of our announced $3.0 billion share repurchase program. No shares were repurchased in 2009, 2008, or 2007.

We have 5 million authorized shares of preferred stock. As of December 31, 2009 and 2008, no preferred stock has been issued.

We have funded an employee benefit trust with 50 million and 40 million shares of our common stock at December 31, 2009 and 2008, respectively, to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. In February 2009, we contributed an additional 10 million shares to the employee benefit trust, which resulted in a reclassification within equity from additional paid-in capital of $371.9 million and common stock of $6.3 million to the employee benefit trust of $378.2 million. The funding had no net impact on shareholders' equity as we consolidate the employee benefit trust. The cost basis of the shares held in the trust was $3.01 billion and $2.64 billion at December 31, 2009 and 2008, respectively, and is shown as a reduction in shareholders' equity, which offsets the resulting increases of $2.98 billion and $2.61 billion in additional paid-in capital and $31.3 million and $25.0 million in common stock at December 31, 2009 and 2008, respectively. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2009, 2008, or 2007.

We have an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from us to purchase shares of common stock from the treasury. The ESOP issued $200.0 million of third-party debt, repayment of which was guaranteed by us (see Note 7). The proceeds were used to purchase shares of our common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of our savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Note 11: Earnings (Loss) Per Share

Following is a reconciliation of the denominators used in computing earnings (loss) per share:

	2009	2008	2007
		(Shares in thousands)	
Income (loss) available to common shareholders	**$ 4,328.8**	$ (2,071.9)	$ 2,953.0
Basic earnings (loss) per share			
Weighted-average number of common shares outstanding, including incremental shares	**1,098,338**	1,094,499	1,090,430
Basic earnings (loss) per share	**$ 3.94**	$ (1.89)	$ 2.71
Diluted earnings (loss) per share			
Weighted-average number of common shares outstanding	**1,094,623**	1,092,041	1,088,929
Stock options and other incremental shares	**3,744**	2,458	1,821
Weighted-average number of common shares outstanding—diluted	**1,098,367**	1,094,499	1,090,750
Diluted earnings (loss) per share	**$ 3.94**	$ (1.89)	$ 2.71

Note 12: Income Taxes

Following is the composition of income tax expense:

	2009	2008	2007
Current			
Federal	$ 45.7	$(207.6)	$489.5
Foreign	772.2	623.6	412.1
State	49.2	(44.6)	27.7
	867.1	371.4	929.3
Deferred			
Federal	82.5	363.0	53.0
Foreign	79.8	23.7	(27.9)
State	(0.4)	6.2	(30.6)
	161.9	392.9	(5.5)
Income taxes	$1,029.0	$ 764.3	$923.8

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2009	2008
Deferred tax assets		
Compensation and benefits	$ 1,153.2	$ 1,154.6
Tax credit carryforwards and carrybacks	738.2	755.0
Tax loss carryforwards and carrybacks	458.2	562.3
Intercompany profit in inventories	270.6	473.9
Asset purchases	253.4	251.5
Asset disposals	173.6	3.2
Contingencies	162.0	345.2
Sale of intangibles	122.6	117.9
Product return reserves	85.0	100.8
Debt	45.9	211.6
Other	510.2	310.4
	3,972.9	4,286.4
Valuation allowances	(836.8)	(845.4)
Total deferred tax assets	3,136.1	3,441.0
Deferred tax liabilities		
Intangibles	(818.4)	(860.2)
Property and equipment	(623.8)	(620.7)
Inventories	(544.4)	(431.6)
Unremitted earnings	(442.9)	(467.3)
Other	(195.4)	(287.8)
Total deferred tax liabilities	(2,624.9)	(2,667.6)
Deferred tax assets—net	$ 511.2	$ 773.4

At December 31, 2009, we had net operating losses and other carryforwards for international and U.S. income tax purposes of $942.8 million: $126.3 million will expire within 5 years; $804.0 million will expire between 5 and 20 years; and $12.5 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for tax loss carryforwards and carrybacks is related to net operating losses for state income tax purposes that are fully reserved. We also have tax credit carryforwards and carrybacks of $738.2 million available to reduce future income taxes; $268.7 million will be carried back; $37.6 million of the tax credit carryforwards will expire between 10 and 20 years; and $12.9 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to federal tax credits of $94.6 million and state tax credits of $324.4 million, both of which are fully reserved.

Domestic and Puerto Rican companies contributed approximately 39 percent and 7 percent in 2009 and 2007, respectively, to consolidated income before income taxes and generated the entire consolidated loss before income taxes in 2008. We have a subsidiary operating in Puerto Rico under a tax incentive grant. The current tax incentive grant will not expire prior to 2017.

At December 31, 2009, we had an aggregate of $15.46 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in additional income tax expense at approximately the U.S. statutory rate.

Cash payments (refunds) of income taxes totaled $1.14 billion, $(52.0) million, and $1.01 billion in 2009, 2008, and 2007, respectively.

Following is a reconciliation of the income tax expense (benefit) applying the U.S. federal statutory rate to income (loss) before income taxes to reported income tax expense:

	2009	2008	2007
Income tax (benefit) at the U.S. federal statutory tax rate	**$1,875.2**	$ (457.7)	$1,356.9
Add (deduct)			
International operations, including Puerto Rico	**(741.1)**	(641.3)	(450.7)
General business credits	**(79.4)**	(58.0)	(60.3)
Government investigation charges	**0.6**	359.3	—
Acquisitions and non-deductible acquired in-process research and development	**—**	1,819.4	208.1
IRS audit conclusion	**(54.4)**	(210.3)	—
Sundry	**28.1**	(47.1)	(130.2)
Income tax expense	**$1,029.0**	$ 764.3	$ 923.8

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2009	2008
Beginning balance at January 1	**$1,012.3**	$1,657.4
Additions based on tax positions related to the current year	**179.1**	115.6
Additions for tax positions of prior years	**133.2**	288.8
Reductions for tax positions of prior years	**(104.2)**	(234.9)
Lapses of statutes of limitation	**(3.3)**	(216.2)
Settlements	**(178.8)**	(598.4)
Balance at December 31	**$1,038.3**	$1,012.3

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $836.8 million and $863.8 million at December 31, 2009 and 2008, respectively.

We file income tax returns in the U.S. federal jurisdiction and various state, local, and non-U.S. jurisdictions. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations in major taxing jurisdictions for years before 2002. During the first quarter of 2008, we completed and effectively settled our IRS audit of tax years 2001-2004 except for one matter for which we were seeking resolution through the IRS administrative appeals process. As a result of the IRS audit conclusion, gross unrecognized tax benefits were reduced by approximately $618 million, and the consolidated results of operations were benefited by $210.3 million through a reduction in income tax expense. The majority of the reduction in gross unrecognized tax benefits related to intercompany pricing positions that were agreed with the IRS in a prior audit cycle for which a prepayment of tax was made in 2005. Application of the prepayment and utilization of tax carryovers resulted in a refund of approximately $50 million.

The IRS began its examination of tax years 2005-2007 during the third quarter of 2008. In addition, the IRS administrative appeals matter from the 2001-2004 IRS audit was settled in the third quarter of 2009. Considering the current status of the 2005-2007 IRS examination and the settlement of the IRS administrative appeals matter from the 2001-2004 audit, gross unrecognized tax benefits were reduced approximately $190 million in the third quarter of 2009. As a result, our income tax expense was reduced by $54.4 million. After utilization of all tax credit carryovers, a cash payment of $52.8 million was paid in the third quarter of 2009 upon settlement of the IRS appeals matter. While the IRS is currently examining tax years 2005-2007, the resolution of all issues in this audit period will likely extend beyond the next 12 months.

We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2009, 2008, and 2007, we recognized income tax expense (benefits) of $(1.9) million, $(118.0) million, and $66.6 million, respectively, related to interest and penalties. At December 31, 2009 and 2008, our accruals for the payment of interest and penalties totaled $166.7 million and $177.6 million, respectively. Substantially all of the expense (benefit) and accruals relate to interest.

Note 13: Retirement Benefits

We use a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

	Defined Benefit Pension Plans		Retiree Health Benefit Plans	
	2009	**2008**	**2009**	**2008**
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 6,353.7**	$ 6,561.0	**$1,796.3**	$1,622.8
Service cost	**242.1**	260.1	**53.7**	62.1
Interest cost	**417.5**	409.8	**119.6**	105.7
Actuarial (gain) loss	**819.9**	(257.4)	**162.0**	101.6
Benefits paid	**(351.7)**	(338.4)	**(94.5)**	(92.2)
Plan amendments	**—**	(2.4)	**(8.4)**	—
Foreign currency exchange rate changes and other adjustments	**72.4**	(279.0)	**4.1**	(3.7)
Benefit obligation at end of year	**7,553.9**	6,353.7	**2,032.8**	1,796.3
Change in plan assets				
Fair value of plan assets at beginning of year	**4,796.1**	7,304.2	**905.6**	1,348.5
Actual return on plan assets	**1,033.8**	(2,187.8)	**278.9**	(438.6)
Employer contribution	**447.6**	236.0	**90.7**	87.9
Benefits paid	**(351.7)**	(338.4)	**(94.5)**	(92.2)
Foreign currency exchange rate changes and other adjustments	**82.7**	(217.9)	**—**	—
Fair value of plan assets at end of year	**6,008.5**	4,796.1	**1,180.7**	905.6
Funded status	**(1,545.4)**	(1,557.6)	**(852.1)**	(890.7)
Unrecognized net actuarial loss	**3,804.3**	3,474.8	**1,340.5**	1,409.6
Unrecognized prior service cost (benefit)	**65.1**	72.7	**(234.1)**	(261.6)
Net amount recognized	**$ 2,324.0**	$ 1,989.9	**$ 254.3**	$ 257.3
Amounts recognized in the consolidated balance sheet consisted of				
Other current liabilities	**$ (56.8)**	$ (52.9)	**$ (6.0)**	$ (7.8)
Accrued retirement benefit	**(1,488.6)**	(1,504.7)	**(846.1)**	(882.9)
Accumulated other comprehensive loss before income taxes	**3,869.4**	3,547.5	**1,106.4**	1,148.0
Net amount recognized	**$ 2,324.0**	$ 1,989.9	**$ 254.3**	$ 257.3

The unrecognized net actuarial loss and unrecognized prior service cost (benefit) have not yet been recognized in net periodic pension costs and are included in accumulated other comprehensive loss at December 31, 2009.

In 2010, we expect to recognize from accumulated other comprehensive loss as components of net periodic benefit cost, $176.4 million of unrecognized net actuarial loss and $6.4 million of unrecognized prior service cost related to our defined benefit pension plans, and $86.5 million of unrecognized net actuarial loss and $37.2 million of unrecognized prior service benefit related to our retiree health benefit plans. We do not expect any plan assets to be returned to us in 2010.

The following represents our weighted-average assumptions as of December 31:

(Percents)	Defined Benefit Pension Plans 2009	Defined Benefit Pension Plans 2008	Retiree Health Benefit Plans 2009	Retiree Health Benefit Plans 2008
Weighted-average assumptions as of December 31				
Discount rate for benefit obligation	**5.9**	6.7	6.0	6.9
Discount rate for net benefit costs	**6.7**	6.4	6.9	6.7
Rate of compensation increase for benefit obligation	**3.7**	4.1	—	—
Rate of compensation increase for net benefit costs	**4.1**	4.6	—	—
Expected return on plan assets for net benefit costs	**8.8**	9.0	9.0	9.0

In evaluating the expected return on plan assets, we have considered our historical assumptions compared with actual results, an analysis of current market conditions, our current and expected asset allocations, and the views of leading financial advisers and economists for future asset class returns. Our plan assets in our U.S. defined benefit pension and retiree health plans comprise approximately 83 percent of our worldwide benefit plan assets. Including the investment losses due to overall market conditions in 2001, 2002, and 2008, our 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 8.3 percent as of December 31, 2009. Health-care-cost trend rates are assumed to increase at an annual rate of 8.0 percent in 2010, decreasing by approximately 0.3 percent per year to an ultimate rate of 5.3 percent by 2018.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2010	2011	2012	2013	2014	2015-2019
Defined benefit pension plans	$385.0	$391.3	$400.6	$411.6	$427.9	$2,385.2
Retiree health benefit plans-gross	$104.3	$109.6	$110.1	$115.7	$116.3	$ 656.0
Medicare rebates	(19.8)	(8.6)	(10.1)	(11.0)	(12.6)	(81.1)
Retiree health benefit plans-net	$ 84.5	$101.0	$100.0	$104.7	$103.7	$ 574.9

The total accumulated benefit obligation for our defined benefit pension plans was $6.67 billion and $5.64 billion at December 31, 2009 and 2008, respectively. The projected benefit obligation and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $7.55 billion and $6.01 billion, respectively, as of December 31, 2009, and $6.35 billion and $4.80 billion, respectively, as of December 31, 2008. The accumulated benefit obligation and fair value of the plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $1.01 billion and $107.4 million, respectively, as of December 31, 2009, and $4.98 billion and $4.06 billion, respectively, as of December 31, 2008.

Net pension and retiree health benefit expense included the following components:

	Defined Benefit Pension Plans			Retiree Health Benefit Plans		
	2009	2008	2007	2009	2008	2007
Components of net periodic benefit cost						
Service cost	**$ 242.1**	$ 260.1	$ 287.1	**$ 53.7**	$ 62.1	$ 70.4
Interest cost	**417.5**	409.8	362.4	**119.6**	105.7	101.4
Expected return on plan assets	**(584.9)**	(603.0)	(548.2)	**(117.9)**	(118.4)	(102.1)
Amortization of prior service cost (benefit)	**8.0**	8.2	7.7	**(36.0)**	(36.0)	(15.7)
Recognized actuarial loss	**84.5**	76.6	130.0	**71.8**	62.7	95.0
Net periodic benefit cost	**$ 167.2**	$ 151.7	$ 239.0	**$ 91.2**	$ 76.1	$ 149.0

If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2009, accumulated postretirement benefit obligation would increase by $167.5 million (8.3 percent) and the aggregate of the service cost and interest cost components of the 2009 annual expense would increase by $18.9 million (10.9 percent). A one percentage point decrease in these rates would decrease the December 31, 2009, accumulated postretirement benefit obligation by $153.0 million (7.6 percent) and the aggregate of the 2009 service cost and interest cost by $15.8 million (9.1 percent).

The following represents the amounts recognized in other comprehensive income (loss) in 2009:

	Defined Benefit Pension Plans	Retiree Health Benefit Plans
Actuarial loss arising during period	$371.0	$ 1.0
Plan amendments during period	—	(8.4)
Amortization of prior service cost (benefit) included in net income	(8.0)	36.0
Amortization of net actuarial loss included in net income	(84.5)	(71.8)
Foreign currency exchange rate changes	43.4	1.6
Total other comprehensive loss (gain) during period	$321.9	$(41.6)

We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $127.6 million, $114.1 million, and $112.3 million for the years 2009, 2008, and 2007, respectively.

We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2009, 2008, and 2007 were not significant.

Benefit Plan Investments

Our benefit plan investment policies are set with specific consideration of return and risk requirements in relationship to the respective liabilities. U.S. plans represent 83 percent of our global investments. Given the long term nature of our U.S. liabilities, the U.S. plans have the flexibility to manage an above average degree of risk in the asset portfolios. At the investment policy level, there are no specifically prohibited investments. However, within individual investment manager mandates, restrictions and limitations are contractually set to align with our investment objectives, ensure risk control, and limit concentrations.

We manage our portfolio to minimize any concentration of risk by allocating funds within asset categories. In addition, within a category we use different managers with various management objectives to eliminate any significant concentration of risk.

Our global benefit plans may enter into contractual arrangements (derivatives) to implement the local investment policy or manage particular portfolio risks. Derivatives are principally used to increase or decrease exposure to a particular public equity, fixed income, commodity or currency market more rapidly or less expensively than could be accomplished through the use of the cash markets. The plans utilize both exchange traded and over-the-counter instruments. The maximum exposure to either a market or counterparty credit loss is limited to the carrying value of the receivable, and is managed within contractual limits. We expect all of our counterparties to meet their obligations. The gross values of these derivative receivables and payables are not material to the global asset portfolio, and their values are reflected within the tables below.

The U.S. defined benefit pension and retiree health benefit plan allocation strategy is currently comprised of approximately 88 percent growth investments and 12 percent fixed income investments. The growth investment allocation encompasses U.S. and international public equity securities, hedge funds, and private equity-like investments. These portfolio allocations are intended to reduce overall risk by providing diversification, while seeking moderate to high returns over the long term.

Public equity securities are well diversified and invested in U.S. and international small-to-large companies across various asset managers and styles. The remaining portion of the growth portfolio is invested in private alternative investments.

Hedge funds are privately owned institutional investment funds that generally have moderate liquidity. Hedge funds seek specified levels of absolute return regardless of overall market conditions, and generally have low correlations to public equity and debt markets. Hedge funds often invest substantially in financial market instruments (stocks, bonds, commodities, currencies, derivatives, etc.) using a very broad range of trading activities to manage portfolio risks. Hedge fund strategies focus primarily on security selection and seek to be neutral with respect to market moves. Common groupings of hedge fund strategies include relative value, tactical, and event driven. Relative value strategies include arbitrage, when the same asset can simultaneously be bought and sold at different prices, achieving an immediate profit. Tactical strategies often take long and short positions to reduce or eliminate overall market risks while seeking a particular investment opportunity. Event strategy opportunities can evolve from specific company announcements such as mergers and acquisitions, and typically have little correlation to overall market directional movements. Our hedge fund investments are made through limited partnership interests primarily in fund of funds structures to ensure diversification across many strategies and many individual managers.

Private equity-like investment funds typically have low liquidity and are made through long-term partnerships or joint ventures that invest in pools of capital invested in primarily non-publicly traded entities. Underlying investments include venture capital (early stage investing), buyout, and special situation investing. Private equity management firms typically acquire and then reorganize private companies to create increased long term value. Private equity-like funds usually have a limited life of approximately 10-15 years, and require a minimum investment commitment from their limited partners. Our private investments are made both directly into funds and through fund of funds structures to ensure broad diversification of management styles and assets across the portfolio.

Fixed income investments are primarily made in investment grade fixed income securities in U.S. Treasuries and Agencies, investment grade corporates, mortgage-backed securities and commercial mortgage-backed obligations.

Other assets include cash and cash equivalents and mark-to-market value of derivatives.

The cash value of the trust-owned insurance contract is invested in investment grade publicly traded equity and fixed income securities.

The fair values of our defined benefit pension plan and retiree health plan assets as of December 31, 2009 by asset category are as follows:

			Fair Value Measurements Using		
Asset Category	2008 Total	2009 Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Defined Benefit Pension Plans					
Public equity securities					
U.S.	$ 437.7	$ 864.7	$ 354.4	$ 510.3	$ —
International	1,532.6	2,160.2	1,105.9	1,050.4	3.9
Fixed income	493.0	600.5	76.0	521.0	3.5
Private alternative investments					
Hedge funds	1,387.1	1,381.5	—	—	1,381.5
Equity-like funds	699.7	743.6	—	—	743.6
Other	246.0	258.0	241.8	16.2	—
Total	$4,796.1	$6,008.5	$1,778.1	$2,097.9	$2,132.5
Retiree Health Benefit Plans					
Public equity securities					
U.S.	$ 43.6	$ 87.0	$ 34.8	$ 52.2	$ —
International	98.6	154.0	85.8	67.8	0.4
Fixed income	43.4	46.9	—	46.5	0.4
Private alternative investments					
Hedge funds	137.1	140.9	—	—	140.9
Equity-like funds	64.9	63.6	—	—	63.6
Cash value of trust owned insurance contract	490.9	675.7	—	675.7	—
Other	27.1	12.6	12.0	0.6	—
Total	$ 905.6	$1,180.7	$ 132.6	$ 842.8	$ 205.3

We determine fair values based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses.

The activity in the Level 3 investments during 2009 was as follows:

	Hedge Funds	Equity-like Funds	International Equity	Fixed Income	Total
Defined Benefit Pension Plans					
Beginning balance at January 1, 2009	$1,387.1	$699.6	$ 3.6	$ 6.5	$2,096.8
Actual return on plan assets, including changes in foreign exchange rates:					
Relating to assets still held at the reporting date	158.0	(41.6)	0.7	1.1	118.2
Relating to assets sold during the period	—	(22.9)	—	—	(22.9)
Purchases, sales and settlements	(163.6)	108.5	(0.4)	1.5	(54.0)
Transfers in and/or out of Level 3	—	—	—	(5.6)	(5.6)
Ending balance at December 31, 2009	$1,381.5	$743.6	$ 3.9	$ 3.5	$2,132.5
Retiree Health Benefit Plans					
Beginning balance at January 1, 2009	$ 137.1	$ 64.8	$ 0.4	$ 0.7	$ 203.0
Actual return on plan assets, including changes in foreign exchange rates:					
Relating to assets still held at the reporting date	15.2	(4.4)	0.1	0.1	11.0
Relating to assets sold during the period	—	—	—	—	—
Purchases, sales and settlements	(11.4)	3.2	(0.1)	0.2	(8.1)
Transfers in and/or out of Level 3	—	—	—	(0.6)	(0.6)
Ending balance at December 31, 2009	$ 140.9	$ 63.6	$ 0.4	$ 0.4	$ 205.3

In 2010, we expect to contribute approximately $100 million to our defined benefit pension plans to satisfy minimum funding requirements for the year. In addition, we expect to contribute approximately $300 million of additional discretionary funding in 2010 to our global defined benefit pension and post retirement health benefit plans.

Note 14: Contingencies

We are a party to various legal actions, government investigations, and environmental proceedings. The most significant of these are described below. While it is not possible to determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Cymbalta: Sixteen generic drug manufacturers have submitted Abbreviated New Drug Applications (ANDAs) seeking permission to market generic versions of Cymbalta prior to the expiration of our relevant U.S. patents (the earliest of which expires in 2013). Of these challengers, all allege non-infringement of the patent claims directed to the commercial formulation, and nine allege invalidity of the patent claims directed to the active ingredient duloxetine. Of the nine challengers to the compound patent claims, one further alleges invalidity of the claims directed to the use of Cymbalta for treating fibromyalgia, and one alleges the patent having claims directed to the active ingredient is unenforceable. In November 2008 we filed lawsuits in U.S. District Court for the Southern District of Indiana against Actavis Elizabeth LLC; Aurobindo Pharma Ltd.; Cobalt Laboratories, Inc.; Impax Laboratories, Inc.; Lupin Limited; Sandoz Inc.; and Wockhardt Limited, seeking rulings that the patents are valid, infringed, and enforceable. We filed similar lawsuits in the same court against Sun Pharma Global, Inc. in December 2008 and against Anchen Pharmaceuticals, Inc. in August 2009. The cases have been consolidated and actions against all but Wockhardt Limited have been stayed pursuant to stipulations by the defendants to be bound by the outcome of the litigation through appeal.
- Gemzar: Mayne Pharma (USA) Inc., now Hospira, Inc. (Hospira); Fresenius Kabi Oncology Plc (Fresenius); Sicor Pharmaceuticals, Inc., now Teva Parenteral Medicines, Inc. (Teva); and Sun Pharmaceutical Industries Inc. (Sun) each submitted an ANDA seeking permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (compound patent expiring in

2010 and method-of-use patent expiring in 2013), and alleging that these patents are invalid. Sandoz Inc. (Sandoz) and APP Pharmaceuticals, LLC (APP) have similarly challenged our method-of-use patent. We filed lawsuits in the U.S. District Court for the Southern District of Indiana against Teva (February 2006), Hospira (October 2006 and January 2008), Sandoz (October 2009), APP (December 2009), and Fresenius (February 2010), seeking rulings that our patents are valid and are being infringed. Sandoz withdrew its ANDA and the suit against it was dismissed in February 2010. The trial against Teva was held in September 2009 and we are waiting for a ruling. Teva's ANDAs have been approved by the FDA; however, Teva must provide 90 days notice prior to marketing generic Gemzar to allow time for us to seek a preliminary injunction. Both suits against Hospira have been administratively closed, and the parties have agreed to be bound by the results of the Teva suit. In November 2007, Sun filed a declaratory judgment action in the United States District Court for the Eastern District of Michigan, seeking rulings that our method-of-use and compound patents are invalid or unenforceable, or would not be infringed by the sale of Sun's generic product. In August 2009, the District Court granted a motion by Sun for partial summary judgment, invalidating our method-of-use patent. We have appealed this decision. This ruling has no bearing on the compound patent. The trial originally scheduled for December 2009 has been postponed while the court considers Sun's second summary judgment motion, related to the validity of our compound patent. Sun and APP have received tentative approval for their products from the FDA, but are prohibited from entering the market by 30-month stays, which expire in June 2010 for Sun and May 2012 for APP.

- Alimta: Teva Parenteral Medicines, Inc. (Teva), APP, and Barr Laboratories, Inc. (Barr) each submitted ANDAs seeking approval to market generic versions of Alimta prior to the expiration of the relevant U.S. patent (licensed from the Trustees of Princeton University and expiring in 2016), and alleging the patent is invalid. We, along with Princeton, filed lawsuits in the U.S. District Court for the District of Delaware against Teva, APP, and Barr seeking rulings that the compound patent is valid and infringed. Trial is scheduled for November 2010 against Teva and APP.
- Evista: In 2006, Teva Pharmaceuticals USA, Inc. (Teva) submitted an ANDA seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In June 2006, we filed a lawsuit against Teva in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Teva. The trial against Teva was completed in March 2009. In September 2009, the court upheld our method-of-use patents (the last expires in 2014). Teva has appealed that ruling. In addition, the court held that our particle-size patent (expiring 2017) is invalid. We have appealed that ruling.
- Strattera: Actavis Elizabeth LLC (Actavis), Apotex Inc. (Apotex), Aurobindo Pharma Ltd. (Aurobindo), Mylan Pharmaceuticals Inc. (Mylan), Sandoz Inc. (Sandoz), Sun Pharmaceutical Industries Limited (Sun), and Teva Pharmaceuticals USA, Inc. (Teva) each submitted an ANDA seeking permission to market generic versions of Strattera prior to the expiration of our relevant U.S. patent (expiring in 2017), and alleging that this patent is invalid. In 2007, we brought a lawsuit against Actavis, Apotex, Aurobindo, Mylan, Sandoz, Sun, and Teva in the United States District Court for the District of New Jersey. The court has ruled on all pending summary judgment motions, and granted our infringement motion. The remaining invalidity defenses will be decided at trial, which could take place as early as the third quarter of 2010. Several companies have received tentative approval to market generic atomoxetine, but are prohibited from entering the market by a 30-month stay which expires in November 2010.

We believe each of these Hatch-Waxman challenges is without merit and expect to prevail in this litigation. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome in any of these cases could have a material adverse impact on our future consolidated results of operations, liquidity, and financial position.

We have received challenges to Zyprexa patents in a number of countries outside the U.S.:

- In Canada, several generic pharmaceutical manufacturers have challenged the validity of our Zyprexa patent (expiring in 2011). In April 2007, the Canadian Federal Court ruled against the first challenger, Apotex Inc. (Apotex), and that ruling was affirmed on appeal in February 2008. In June 2007, the Canadian Federal Court held that an invalidity allegation of a second challenger, Novopharm Ltd. (Novopharm), was justified and denied our request that Novopharm be prohibited from receiving marketing approval for generic olanzapine in Canada. Novopharm began selling generic olanzapine in Canada in the third quarter of 2007. In September 2009, the Canadian Federal Court ruled against us in the Novapharm suit, finding our patent invalid. We have appealed this decision. If the decision is upheld, we could face liability for damages related to delays in the launch of generic olanzapine products; however, we have concluded at this time that the damages are not probable or estimable.
- In Germany, the German Federal Supreme Court upheld the validity of our Zyprexa patent (expiring in 2011) in December 2008, reversing an earlier decision of the Federal Patent Court. Following the

decision of the Supreme Court, the generic companies who launched generic olanzapine based on the earlier decision either agreed to withdraw from the market or were subject to injunction. We are pursuing these companies for damages arising from infringement.

- We have received challenges in a number of other countries, including Spain, the United Kingdom (U.K.), and several smaller European countries. In Spain, we have been successful at both the trial and appellate court levels in defeating the generic manufacturers' challenges, but additional actions are now pending. In the U.K., the generic pharmaceutical manufacturer Dr. Reddy's Laboratories (UK) Limited (Dr. Reddy's) has challenged the validity of our Zyprexa patent (expiring in 2011). In October 2008, the Patents Court in the High Court, London ruled that our patent was valid. Dr. Reddy's appealed this decision. The U.K. Court of Appeal affirmed the validity of the patent in December 2009. Dr. Reddy's did not seek further appeal to the U.K. Supreme Court, therefore the U.K. proceedings are concluded.

We are vigorously contesting the various legal challenges to our Zyprexa patents on a country-by-country basis. We cannot determine the outcome of this litigation. The availability of generic olanzapine in additional markets could have a material adverse impact on our consolidated results of operations.

Xigris and Evista: In June 2002, Ariad Pharmaceuticals, Inc. (Ariad), the Massachusetts Institute of Technology, the Whitehead Institute for Biomedical Research, and the President and Fellows of Harvard College in the U.S. District Court for the District of Massachusetts sued us, alleging that sales of two of our products, Xigris and Evista, were inducing the infringement of a patent related to the discovery of a natural cell signaling phenomenon in the human body, and seeking royalties on past and future sales of these products. Following jury and bench trials on separate issues, the U.S. District Court of Massachusetts entered final judgment in September 2007 that Ariad's claims were valid, infringed, and enforceable, and finding damages in the amount of $65 million plus a 2.3 percent royalty on net U.S. sales of Xigris and Evista since the time of the jury decision. However, the Court deferred the requirement to pay any damages until after all rights to appeal are exhausted. In April 2009, the Court of Appeals for the Federal Circuit overturned the District Court judgment, concluding that Ariad's asserted patent claims are invalid. In August 2009, the Court of Appeals agreed to review this decision en banc, thereby vacating the Court of Appeals decision. The en banc hearing occurred in December 2009 and we are awaiting a decision. Nevertheless, we believe that these allegations are without legal merit, that we will ultimately prevail on these issues, and therefore that the likelihood of any monetary damages is remote.

Zyprexa Litigation

We have been named as a defendant in a large number of Zyprexa product liability lawsuits in the U.S. and have been notified of many other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (MDL No. 1596).

Since June 2005, we have entered into agreements with various claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a substantial majority of the claims. The agreements cover a total of approximately 32,670 claimants, including a large number of previously filed lawsuits and other asserted claims. The two primary settlements were as follows:

- In 2005, we settled and paid more than 8,000 claims for $690.0 million, plus $10.0 million to cover administration of the settlement.
- In 2007, we settled and paid more than 18,000 claims for approximately $500 million.

We are prepared to continue our vigorous defense of Zyprexa in all remaining claims. The U.S. Zyprexa product liability claims not subject to these agreements include approximately 170 lawsuits in the U.S. covering approximately 260 plaintiffs, of which about 140 cases covering about 150 plaintiffs are part of the MDL. The MDL cases have been scheduled for trial in groups, and no specific trial dates for trial groups have been assigned. We also have trials scheduled in Texas state court in May and August 2010 and in Ohio in August 2010.

In January 2009, we reached resolution with the Office of the U.S. Attorney for the Eastern District of Pennsylvania (EDPA), and the State Medicaid Fraud Control Units of 36 states and the District of Columbia, of an investigation related to our U.S. marketing and promotional practices with respect to Zyprexa. As part of the resolution, we pled guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act for the off-label promotion of Zyprexa in elderly populations as treatment for dementia, including Alzheimer's dementia, between September 1999 and March 2001. We recorded a charge of $1.42 billion for this matter in the third quarter of 2008. In 2009, we paid substantially all of this amount, as required by the settlement agreements. As part of the settlement, we have entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services (HHS), which requires us to maintain our compliance program and to undertake a set of defined corporate integrity obligations for five years. The agreement also provides for an independent third-party review organization to assess and report on the company's systems, processes, policies, procedures, and practices.

In October 2008, we reached a settlement with 32 states and the District of Columbia related to a multistate investigation brought under various state consumer protection laws. While there is no finding that we have violated any provision of the state laws under which the investigations were conducted, we accrued and paid $62.0 million and agreed to undertake certain commitments regarding Zyprexa for a period of six years, through consent decrees filed with the settling states.

We have been served with lawsuits filed by the states of Alaska, Arkansas, Connecticut, Idaho, Louisiana, Minnesota, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Utah, and West Virginia alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. These suits seek to recover the costs paid for Zyprexa through Medicaid and other drug-benefit programs, as well as the costs alleged to have been incurred and that will be incurred by the states to treat Zyprexa-related illnesses. The Connecticut, Idaho, Louisiana, Minnesota, Mississippi, Montana, New Mexico, and West Virginia cases are part of the MDL proceedings in the EDNY. The Alaska case was settled in March 2008 for a payment of $15.0 million, plus terms designed to ensure, subject to certain limitations and conditions, that Alaska is treated as favorably as certain other states that may settle with us in the future over similar claims. We are in advanced discussions with the attorneys general for several of these states, seeking to resolve their Zyprexa-related claims, and we have agreed to settlements with the states of Arkansas, Connecticut, Idaho, Mississippi, New Mexico, South Carolina, Utah, and West Virginia. In the second and third quarters of 2009, we incurred pretax charges of $105.0 million and $125.0 million, respectively, reflecting the currently probable and estimable exposures in connection with these claims. The Pennsylvania case is set for trial in April 2010 in state court.

In 2005, two lawsuits were filed in the EDNY purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions have now been consolidated into a single lawsuit, which is brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the EDNY in 2006 on similar grounds. In September 2008, Judge Weinstein certified a class consisting of third-party payors, excluding governmental entities and individual consumers. We appealed the certification order, and Judge Weinstein's order denying our motion for summary judgment, in September 2008. While the Second Circuit Court of Appeals heard oral arguments on the appeal in December 2009, no opinions have been rendered. In 2007, The Pennsylvania Employees Trust Fund brought claims in state court in Pennsylvania as insurer of Pennsylvania state employees, who were prescribed Zyprexa on similar grounds as described in the New York cases. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug. In December 2009, the court granted our summary judgment motion dismissing the case. Plaintiffs have appealed this decision.

In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. One of these four lawsuits has been certified for residents of Quebec, and a second has been certified in Ontario and includes all Canadian residents except for residents of Quebec and British Columbia. The allegations in the Canadian actions are similar to those in the product liability litigation pending in the U.S. We are in advanced discussions to resolve all Zyprexa class-action litigation in Canada.

We cannot determine with certainty the additional number of lawsuits and claims that may be asserted. The ultimate resolution of Zyprexa product liability and related litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

Other Product Liability Litigation

We have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES), thimerosal, and Byetta. The majority of these claims are covered by insurance, subject to deductibles and coverage limits.

Product Liability Insurance

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past several years, we have been unable to attain product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there is no assurance that we will be able to fully collect from our insurance carriers in the future.

Environmental Matters
Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. We also continue remediation of certain of our own sites. We have accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters. This takes into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. We have limited liability insurance coverage for certain environmental liabilities.

Note 15: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign Currency Translation Gains	Unrealized Gains (Losses) on Securities	Defined Benefit Pension and Retiree Health Benefit Plans	Effective Portion of Cash Flow Hedges	Accumulated Other Comprehensive Loss
Beginning balance at January 1, 2009	$550.9	$(111.2)	$(3,076.4)	$(150.1)	$(2,786.8)
Other comprehensive income (loss)	284.9	186.6	(187.9)	31.3	314.9
Balance at December 31, 2009 . . .	$835.8	$ 75.4	$(3,264.3)	$(118.8)	$(2,471.9)

The amounts above are net of income taxes. The income taxes associated with the unrecognized net actuarial losses and prior service costs on our defined benefit pension and retiree health benefit plans (Note 13) were a benefit of $92.4 million for 2009. The income taxes associated with the unrealized gains (losses) on securities was an expense of $103.2 million for 2009. The income taxes related to the other components of comprehensive income (loss) were not significant, as income taxes were not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of net gains (losses) of $19.0 million, $(1.7) million, and $5.8 million, net of tax, in 2009, 2008, and 2007, respectively, for net realized gains (losses) on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of zero, $9.6 million, and $8.8 million, net of tax, in 2009, 2008, and 2007, respectively, for realized losses on foreign currency options and $6.7 million, $7.9 million, and $11.6 million, net of tax, in 2009, 2008, and 2007, respectively, for interest expense on interest rate swaps designated as cash flow hedges.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders' equity rather than in income.

Management's Reports

Management's Report for Financial Statements—Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company and subsidiaries is responsible for the accuracy, integrity, and fair presentation of the financial statements. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management. In management's opinion, the consolidated financial statements present fairly our financial position, results of operations, and cash flows.

In addition to the system of internal accounting controls, we maintain a code of conduct (known as *The Red Book*) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. *The Red Book* is reviewed on a periodic basis with employees worldwide, and all employees are required to report suspected violations. A hotline number is published in *The Red Book* to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to *The Red Book*, the CEO, and all financial management must sign a financial code of ethics, which further reinforces their fiduciary responsibilities.

The consolidated financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm. Their responsibility is to examine our consolidated financial statements in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Ernst & Young's opinion with respect to the fairness of the presentation of the statements is included in Item 8 of our annual report on Form 10-K. Ernst & Young reports directly to the audit committee of the board of directors.

Our audit committee includes five nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is available on our web site, outlines the members' roles and responsibilities and is consistent with enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and nonaudit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, the internal auditors, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant, and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, our underlying system of internal controls, and our people, who are objective in their responsibilities and operate under a code of conduct and the highest level of ethical standards.

Management's Report on Internal Control Over Financial Reporting—Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. We have global financial policies that govern critical areas, including internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of corporate assets. Our internal accounting control systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls. The general auditor reports directly to the audit committee of the board of directors.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, we concluded that our internal control over financial reporting was effective as of December 31, 2009. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The internal control over financial reporting has been assessed by Ernst & Young LLP. Their responsibility is to evaluate whether internal control over financial reporting was designed and operating effectively.

John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

Derica W. Rice
Executive Vice President, Global Services and Chief Financial Officer

February 22, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and comprehensive income (loss) for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Indianapolis, Indiana
February 22, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Eli Lilly and Company

We have audited Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eli Lilly and Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eli Lilly and Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of Eli Lilly and Company and subsidiaries and our report dated February 22, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Indianapolis, Indiana
February 22, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures
Under applicable Securities and Exchange Commission (SEC) regulations, management of a reporting company, with the participation of the principal executive officer and principal financial officer, must periodically evaluate the company's "disclosure controls and procedures," which are defined generally as controls and other procedures of a reporting company designed to ensure that information required to be disclosed by the reporting company in its periodic reports filed with the SEC (such as this Form 10-K) is recorded, processed, summarized, and reported on a timely basis.

Our management, with the participation of John C. Lechleiter, Ph.D., chairman, president, and chief executive officer, and Derica W. Rice, executive vice president, global services and chief financial officer, evaluated our disclosure controls and procedures as of December 31, 2009, and concluded that they are effective.

Internal Control over Financial Reporting
Dr. Lechleiter and Mr. Rice provided a report on behalf of management on our internal control over financial reporting, in which management concluded that the company's internal control over financial reporting is effective at December 31, 2009. In addition, Ernst & Young LLP, the company's independent registered public accounting firm, provided an attestation report on the company's internal control over financial reporting. You can find the full text of management's report and Ernst & Young's attestation report in Item 8, and both reports are incorporated by reference in this Item.

Changes in Internal Controls
During the fourth quarter of 2009, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance

Directors and Executive Officers
Information relating to our Board of Directors is found in our Proxy Statement to be dated on or about March 8, 2010 (the "Proxy Statement") under "Board of Directors" and is incorporated in this report by reference.

Information relating to our executive officers is found at Item 1 of this Form 10-K under "Executive Officers of the Company."

Code of Ethics
We have adopted a code of ethics that complies with the applicable SEC and New York Stock Exchange requirements. The code is set forth in:
- *The Red Book*, a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our Board of Directors; and
- *Code of Ethical Conduct for Lilly Financial Management*, a supplemental code for our chief executive officer and all members of financial management that focuses on accounting, financial reporting, internal controls, and financial stewardship.

Both documents are online on our web site at http://investor.lilly.com/about/compliance/conduct. In the event of any amendments to, or waivers from, a provision of the code affecting the chief executive officer, chief financial officer, chief accounting officer, controller, or persons performing similar functions, we intend to post on the above web site within four business days after the event a description of the amendment or waiver as required under applicable SEC rules. We will maintain that information on our web site for at least 12 months. Paper copies of these documents are available free of charge upon request to the company's secretary at the address on the front of this Form 10-K.

Corporate Governance
In our proxy statements, we describe the procedures by which shareholders can recommend nominees to our board of directors. There have been no changes in those procedures since they were last published in our proxy statement of March 9, 2009.

The board has appointed an audit committee consisting entirely of independent directors in accordance with applicable SEC and New York Stock Exchange rules for audit committees. The members of the committee are Michael L. Eskew (chair), Martin S. Feldstein, R. David Hoover, Douglas R. Oberhelman, and Kathi P. Seifert. The board has determined that Messrs. Eskew, Hoover, and Oberhelman are audit committee financial experts as defined in the SEC rules.

Item 11. Executive Compensation

Information on director compensation, executive compensation, and compensation committee matters can be found in the Proxy Statement under "Directors' Compensation", "Executive Compensation", and "Compensation Committee Interlocks and Insider Participation." That information is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management
Information relating to ownership of the Company's common stock by management and by persons known by the Company to be the beneficial owners of more than five percent of the outstanding shares of common stock is found in the Proxy Statement under "Ownership of Company Stock." That information is incorporated in this report by reference.

Securities Authorized for Issuance Under Equity Compensation Plans
The following table presents information as of December 31, 2009, about our compensation plans under which shares of Lilly stock have been authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a))
Equity compensation plans approved by security holders	52,854,572	$68.52	84,578,959
Equity compensation plans not approved by security holders[1]	6,594,445	76.11	0[2]
Total	59,449,017	$69.36	84,578,959

[1]Represents shares in the Lilly GlobalShares Stock Plan, which permitted the company to grant stock options to non-management employees worldwide. The plan was administered by the senior vice president responsible for human resources. The stock options are nonqualified for U.S. tax purposes. The option price cannot be less than the fair market value at the time of grant. The options shall not exceed 11 years in duration and shall be subject to vesting schedules established by the plan administrator. There are provisions for early vesting and early termination of the options in the event of retirement, disability, and death. In the event of stock splits or other recapitalizations, the administrator may adjust the number of shares available for grant, the number of shares subject to outstanding grants, and the exercise price of outstanding grants.
[2]The Lilly GlobalShares Stock Plan was terminated in February 2009. No more grants can be made under this plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Person Transactions

Information relating to the board's policies and procedures for approval of related person transactions can be found in the Proxy Statement under "Highlights of the Company's Corporate Governance Guidelines—Review and Approval of Transactions with Related Persons." That information is incorporated in this report by reference.

Director Independence

Information relating to director independence can be found in the Proxy Statement under "Highlights of the Company's Corporate Governance Guidelines—Independence Determinations" and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

Information related to the fees and services of our principal independent accountants, Ernst & Young LLP, can be found in the Proxy Statement under "Services Performed by the Independent Auditor" and "Independent Auditor Fees." That information is incorporated in this report by reference.

Item 15 Exhibits and Financial Statement Schedules

(a)1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are found at Item 8:

- Consolidated Statements of Operations—Years Ended December 31, 2009, 2008, and 2007
- Consolidated Balance Sheets—December 31, 2009 and 2008
- Consolidated Statements of Cash Flows—Years Ended December 31, 2009, 2008, and 2007
- Consolidated Statements of Comprehensive Income (Loss)—Years Ended December 31, 2009, 2008, and 2007
- Segment Information
- Notes to Consolidated Financial Statements

(a)2. Financial Statement Schedules

The consolidated financial statement schedules of the Company and its subsidiaries have been omitted because they are not required, are inapplicable, or are adequately explained in the financial statements.

Financial statements of interests of 50 percent or less, which are accounted for by the equity method, have been omitted because they do not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary.

(a)3. Exhibits

2 Agreement and Plan of Merger dated October 6, 2008, among Eli Lilly and Company, Alaska Acquisition Corporation and ImClone Systems Incorporated

3.1 Amended Articles of Incorporation

3.2 By-laws, as amended

4.1 Form of Indenture with respect to Debt Securities dated as of February 1, 1991, between Eli Lilly and Company and Citibank, N.A., as Trustee

4.2 Agreement dated September 13, 2007 appointing Deutsche Bank Trust Company Americas as Successor Trustee under the Indenture listed above

4.3 Form of Standard Multiple-Series Indenture Provisions dated, and filed with the Securities and Exchange Commission on, February 1, 1991

4.4 Form of Indenture dated March 10, 1998, among The Lilly Savings Plan Master Trust Fund C, as issuer; Eli Lilly and Company, as guarantor; and The Chase Manhattan Bank, as Trustee, relating to ESOP Amortizing Debentures due 2017[1]

4.5 Form of Fiscal Agency Agreement dated May 30, 2001, between Eli Lilly and Company and Citibank, N.A., Fiscal Agent, relating to Resetable Floating Rate Debt Security due 2037[1]

(a)3. Exhibits

4.6	Form of Resetable Floating Rate Debt Security due 2037[1]
10.1	1998 Lilly Stock Plan, as amended[2]
10.2	2002 Lilly Stock Plan, as amended[2]
10.3	Form of two-year Performance Award under the 2002 Lilly Stock Plan[2]
10.4	Form of Shareholder Value Award under the 2002 Lilly Stock Plan[2]
10.5	Form of Restricted Stock Unit under the 2002 Lilly Stock Plan[2]
10.6	The Lilly Deferred Compensation Plan, as amended[2]
10.7	The Lilly Directors' Deferral Plan, as amended[2]
10.8	The Eli Lilly and Company Bonus Plan, as amended[2]
10.9	2007 Change in Control Severance Pay Plan for Select Employees, as amended effective January 1, 2009[2]
10.10	2007 Change in Control Severance Pay Plan for Select Employees, as amended effective October 20, 2010[2]
10.11	Letter agreement dated September 15, 2004 between the company and Steven M. Paul, M.D. concerning retirement benefits[2]
10.12	Letter agreement dated November 11, 2009 between the company and Steven M. Paul, M.D. concerning retirement benefits[2]
10.13	Arrangement regarding retirement benefits for Robert A. Armitage[2]
10.14	Guilty Plea Agreement in *The United States District Court for the Eastern District of Pennsylvania, United States of America v. Eli Lilly and Company*
10.15	Settlement Agreement among the company and the United States of America, acting through the United States Department of Justice, Civil Division, and the United States Attorney's Office of the Eastern District of Pennsylvania, the Office of the Inspector General of the Department of Health and Human Services, TRICARE Management Activity, and the United States Office of Personnel Management, and certain individual relators
10.16	Corporate Integrity Agreement between the company and the Office of Inspector General of the Department of Health and Human Services
12	Statement re: Computation of Ratio of Earnings (Loss) to Fixed Charges
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-14(a) Certification of John C. Lechleiter, Ph.D., Chairman of the Board, President and Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Derica W. Rice, Executive Vice President, Global Services and Chief Financial Officer
32	Section 1350 Certification
101	Interactive Data File

[1]This exhibit is not filed with this report. Copies will be furnished to the Securities and Exchange Commission upon request.
[2]Indicates management contract or compensatory plan.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Eli Lilly and Company

By /s/ John C. Lechleiter
John C. Lechleiter, Ph.D., Chairman of the Board, President, and Chief Executive Officer

February 22, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 22, 2010 by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title
/s/ John C. Lechleiter, Ph.D. JOHN C. LECHLEITER, Ph.D.	Chairman of the Board, President, and Chief Executive Officer, and a Director (principal executive officer)
/s/ Derica W. Rice DERICA W. RICE	Executive Vice President, Global Services and Chief Financial Officer (principal financial officer)
/s/ Arnold C. Hanish ARNOLD C. HANISH	Vice President, Finance and Chief Accounting Officer (principal accounting officer)
/s/ Ralph Alvarez RALPH ALVAREZ	Director
/s/ Sir Winfried Bischoff SIR WINFRIED BISCHOFF	Director
/s/ Michael L. Eskew MICHAEL L. ESKEW	Director
/s/ Martin S. Feldstein, Ph.D. MARTIN S. FELDSTEIN, Ph.D.	Director
/s/ J. Erik Fyrwald J. ERIK FYRWALD	Director
/s/ Alfred G. Gilman, M.D., Ph.D. ALFRED G. GILMAN, M.D., Ph.D.	Director
/s/ R. David Hoover R. DAVID HOOVER	Director
/s/ Karen N. Horn, Ph.D. KAREN N. HORN, Ph.D.	Director
/s/ Ellen R. Marram ELLEN R. MARRAM	Director
/s/ Douglas R. Oberhelman DOUGLAS R. OBERHELMAN	Director
/s/ Franklyn G. Prendergast, M.D., Ph.D. FRANKLYN G. PRENDERGAST, M.D., Ph.D.	Director
/s/ Kathi P. Seifert KATHI P. SEIFERT	Director

Trademarks Used In This Report

Trademarks or service marks owned by Eli Lilly and Company or its subsidiaries or affiliates, when first used in this report, appear with an initial capital and are followed by the symbol ® or ™, as applicable. In subsequent uses of the marks in the report, the symbols are omitted.

Actos® is a trademark of Takeda Chemical Industries, Ltd.

Axid® is a trademark of Reliant Pharmaceuticals, LLC

Byetta® is a trademark of Amylin Pharmaceuticals, Inc.

Vancocin® is a trademark of ViroPharma Incorporated


Lilly
Answers That Matter.

Notice of 2010 Annual Meeting
Proxy Statement

Notice of 2010 Annual Meeting and Proxy Statement

March 8, 2010

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders on Monday, April 19, 2010, at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, at 11:00 a.m. EDT.

The notice of meeting and proxy statement that follow describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet to be certain your shares are represented at the meeting, even if you plan to attend.

Please note our procedures for admission to the meeting described on page 4.

I look forward to seeing you at the meeting.

John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

Important notice regarding the availability of proxy materials for the shareholder meeting to be held April 19, 2010: The annual report and proxy statement are available at http://www.lilly.com/pdf/lillyar2009.pdf

---

Notice of Annual Meeting of Shareholders

April 19, 2010

The annual meeting of shareholders of Eli Lilly and Company will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 19, 2010, at 11:00 a.m. EDT for the following purposes:

- to elect five directors of the company to serve three-year terms
- to ratify the appointment by the audit committee of Ernst & Young LLP as principal independent auditor for the year 2010
- to approve amendments to the articles of incorporation to provide for annual election of all directors
- to approve amendments to the articles of incorporation to eliminate all supermajority voting requirements
- to consider and vote on a shareholder proposal requesting that the board amend the bylaws to allow holders of 10 percent of the outstanding shares of stock to call special meetings of shareholders
- to consider and vote on a shareholder proposal requesting that the board of directors adopt a policy of prohibiting CEOs from serving on the compensation committee of the board
- to consider and vote on a shareholder proposal requesting that the board of directors adopt a policy of asking shareholders to ratify the compensation of named executive officers at the annual meeting of shareholders
- to consider and vote on a shareholder proposal requesting that the compensation committee of the board of directors establish a policy requiring senior executives to retain equity awards until two years after leaving the company.

Shareholders of record at the close of business on February 12, 2010, will be entitled to vote at the meeting and at any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this report contains an admission ticket. If you plan to attend the meeting, please bring this ticket with you.

This combined proxy statement and annual report to shareholders and the proxy voter card are being mailed on or about March 8, 2010.

By order of the board of directors,

James B. Lootens
Secretary

March 8, 2010
Indianapolis, Indiana

General Information

Why did I receive this proxy statement?
The board of directors of Eli Lilly and Company is soliciting proxies to be voted at the annual meeting of shareholders (the annual meeting) to be held on Monday, April 19, 2010, and at any adjournment of the annual meeting. When the company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

What will the shareholders vote on at the annual meeting?
Eight items:

- election of directors
- ratification of the appointment of principal independent auditor
- amending the company's articles of incorporation to provide for annual election of all directors
- amending the company's articles of incorporation to eliminate all supermajority voting requirements
- a shareholder proposal on allowing shareholders to call special meetings of shareholders
- a shareholder proposal on prohibiting CEOs from serving on the compensation committee
- a shareholder proposal on shareholder ratification of executive compensation
- a shareholder proposal on executives holding equity awards into retirement.

Will there be any other items of business on the agenda?
We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?
Shareholders as of the close of business on February 12, 2010 (the record date) may vote at the annual meeting. You have one vote for each share of common stock you held on the record date, including shares:

- held directly in your name as the shareholder of record
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in The Eli Lilly and Company Employee 401(k) Plan (the 401(k) plan).

What constitutes a quorum?
A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the annual meeting. As of the record date, 1,153,145,432 shares of company common stock were issued and outstanding.

How many votes are required for the approval of each item?
There are differing vote requirements for the various proposals.

- The five nominees for director will be elected if the votes cast for the nominee exceed the votes cast against the nominee. Abstentions will not count as votes cast either for or against a nominee.
- The following items of business will be approved if the votes cast for the proposal exceed those cast against the proposal:
  —the appointment of principal independent auditor
  —the shareholder proposals.
  Abstentions will not be counted either for or against these proposals.
- The management proposals to amend the articles of incorporation to provide for annual election of all directors and to eliminate all supermajority voting requirements require the vote of 80 percent of the outstanding shares. For these items, abstentions have the same effect as a vote against the proposals.

Broker discretionary voting. If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the ratification of the auditor and the management proposals on amending the articles of incorporation to provide for annual election of all directors and to eliminate all supermajority voting requirements, the broker may vote your shares in its discretion. For all other proposals, the broker may not vote your shares at all.

How do I vote by proxy?
If you are a shareholder of record, you may vote your proxy by any one of the following methods:

By mail. Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf for the election of the nominees for director listed below, for the ratification of the appointment of the independent auditor, for the management proposals on amending the articles of incorporation to provide for annual election of all directors and to eliminate all supermajority voting requirements, and against the shareholder proposals.

If you did not receive a proxy card in the materials you received from the company and you wish to vote by mail rather than by telephone or on the Internet as discussed below, you may request a paper copy of these materials and a proxy card by calling 317-433-5112. If you received an e-mail message notifying you of the electronic availability of these materials, please provide the control number from the e-mail, along with your name and mailing address.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on your proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. Telephone voting will be available until 11:59 p.m. EDT, April 18, 2010.

On the Internet. You may vote online at **www.proxyvote.com**. Follow the instructions on your proxy card or, if you received these materials electronically, follow the instructions in the e-mail message that notified you of their availability. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. Internet voting will be available until 11:59 p.m. EDT, April 18, 2010.

You have the right to revoke your proxy at any time before the meeting by (i) notifying the company's secretary in writing or (ii) delivering a later-dated proxy by telephone, on the Internet, or by mail. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

How do I vote shares that are held by my broker?
If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides to you. Most brokers offer voting by mail, by telephone, and on the Internet.

How do I vote in person?
If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by mail, by telephone, or on the Internet even if you plan to attend the meeting.

How do I vote my shares in the 401(k) plan?
You may instruct the plan trustee on how to vote your shares in the 401(k) plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

How many shares in the 401(k) plan can I vote?
You may vote all the shares allocated to your account on the record date. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the 401(k) plan for which voting directions are not received. These undirected shares include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants to whose accounts the shares are credited)
- shares held in the plan that are not yet credited to individual participants' accounts.

All participants are named fiduciaries under the terms of the 401(k) plan and under the Employee Retirement Income Security Act (ERISA) for the limited purpose of voting shares credited to their accounts and the portion of undirected shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the undirected shares, you should check the box marked "I decline." Otherwise, the trustee will automatically apply your voting preferences to the undirected shares proportionally with all other participants who elected to have their votes applied in this manner.

What happens if I do not vote my 401(k) plan shares?
Your shares will be voted by other plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received.

What does it mean if I receive more than one proxy card?
It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

What does it mean if I did not receive a proxy card?
You may have elected to receive your proxy statement electronically, in which case you should have received an email with directions on how to access the proxy statement and how to vote your shares. If you wish to request a paper copy of these materials and a proxy card, please call 317-433-5112.

Who tabulates the votes?
The votes are tabulated by an independent inspector of election, IVS Associates, Inc.

What should I do if I want to attend the annual meeting?
All shareholders as of the record date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please fill it out and bring it with you to the meeting. The meeting will be held at the Lilly Center Auditorium. Please use the Lilly Center entrance to the south of the fountain at the intersection of Delaware and McCarty streets. You will need to pass through security, including a metal detector. Present your ticket to an usher at the meeting.

Parking will be available on a first-come, first-served basis in the garage indicated on the map at the end of this report. If you have questions about admittance or parking, you may call 317-433-5112.

How do I contact the board of directors?
You may send written communications to one or more members of the board, addressed to:

Lead Director, Board of Directors
Eli Lilly and Company
c/o Corporate Secretary
Lilly Corporate Center
Indianapolis, Indiana 46285

All such communications (from shareholders or other interested parties) will be forwarded to the relevant director(s), except for solicitations or other matters unrelated to the company.

How do I submit a shareholder proposal for the 2011 annual meeting?
The company's 2011 annual meeting is scheduled for April 18, 2011. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 8, 2010. Proposals should be addressed to the company's corporate secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the company's bylaws provide that any shareholder wishing to propose any other business at the annual meeting must give the company written notice by November 8, 2010. That notice must provide certain other information as described in the bylaws. Copies of the bylaws are available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

Does the company offer an opportunity to receive future proxy materials electronically?
Yes. If you are a shareholder of record or a member of the 401(k) plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available, along with a web address for viewing the materials and instructions for voting by telephone or on the Internet. If you have more than one account, you may receive separate e-mail notifications for each account.

You may sign up for electronic delivery in two ways:

- If you vote online as described above, you may sign up for electronic delivery at that time.
- You may sign up at any time by visiting **http://investor.lilly.com/services.cfm**.

If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

What are the benefits of electronic delivery?
Electronic delivery reduces the company's printing and mailing costs. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares online. If you have shares in more than one account, it is an easy way to avoid receiving duplicate copies of proxy materials.

What are the costs of electronic delivery?
The company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

Can I change my mind later?
Yes. You may discontinue electronic delivery at any time. For more information, call 317-433-5112.

What is "householding"?
We have adopted "householding," a procedure under which shareholders of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure saves printing and postage costs by reducing duplicative mailings.

Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings.

Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

What if I want to receive a paper copy of the annual report and proxy statement?
If you wish to receive a paper copy of the 2009 annual report and 2010 proxy statement, or future annual reports and proxy statements, please call 1-800-542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will deliver the requested documents to you promptly upon your request.

Board of Directors

Directors' Biographies

Class of 2010
The following five directors' terms will expire at this year's annual meeting. Each of these directors has been nominated and is standing for election to serve a term that will expire in 2013. See page 55 of this proxy statement for more information.



Ralph Alvarez Age 54 Director since 2009
Retired President and Chief Operating Officer, McDonald's Corporation
Mr. Alvarez served as president and chief operating officer of McDonald's Corporation from August 2006 until December 2009. Previously, he served as president of McDonald's North America, with responsibility for all the McDonald's restaurants in the U.S. and Canada. Prior to that, he was president of McDonald's USA. Mr. Alvarez joined McDonald's in 1994 and has held a variety of leadership roles throughout his career, including chief operations officer and president of the central division, both with McDonald's USA, and president of McDonald's Mexico. Prior to joining McDonald's, he held leadership positions at Burger King Corporation and Wendy's International, Inc. Mr. Alvarez serves on the President's Council and the International Advisory Board of the University of Miami, and he is a member of the board of trustees for Chicago's Field Museum. He previously served on the boards of McDonald's Corporation and KeyCorp. Mr. Alvarez has been serving under interim election since April 2009.
Board Committees: finance and public policy and compliance



Sir Winfried Bischoff Age 68 Director since 2000
Chairman, Lloyds Banking Group plc
Sir Winfried Bischoff has been chairman of the board of Lloyds Banking Group plc since September 2009. He served as chairman of Citigroup Inc. from December 2007 until February 2009 and as interim chief executive officer for a portion of 2007. He served as chairman of Citigroup Europe from 2000 to 2007. From 1995 to 2000, he was chairman of Schroders plc. He joined the Schroder Group in 1966 and held a number of positions there, including chairman of J. Henry Schroder & Co. and group chief executive of Schroders plc. He is also a director of The McGraw-Hill Companies, Inc. He previously served on the boards of Citigroup Inc., Prudential plc, Land Securities plc, and Akbank T.A.S.
Board Committees: directors and corporate governance and finance (chair)



R. David Hoover Age 64 Director since 2009
Chairman and Chief Executive Officer, Ball Corporation
Mr. Hoover is chairman and chief executive officer of Ball Corporation. Mr. Hoover joined Ball Corporation in 1970 and has held a variety of leadership roles throughout his career, including vice president and treasurer, senior vice president and chief financial officer, executive vice president, and vice chairman. He is a member of the boards of Ball Corporation; Energizer Holdings, Inc.; and Qwest Communications International Inc.
Mr. Hoover previously served on the board of Irwin Financial Corporation. He is the chair of the board of trustees of DePauw University and on the Indiana University Kelley School of Business Dean's Council. He is also a director of Boulder Community Hospital and a member of the Colorado Forum. Mr. Hoover has been serving under interim election since June 2009.
Board Committees: audit and compensation



Franklyn G. Prendergast, M.D., Ph.D. Age 65 Director since 1995
Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School; Director, Mayo Clinic Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center
Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School and the director of the Mayo Clinic Center for Individualized Medicine. He has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the board of trustees of the Mayo Foundation.
Board Committees: public policy and compliance and science and technology



Kathi P. Seifert Age 60 Director since 1995
Retired Executive Vice President, Kimberly-Clark Corporation
Ms. Seifert served as executive vice president for Kimberly-Clark Corporation until June 2004. She joined Kimberly-Clark in 1978 and served in several capacities in connection with both the domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She is chairman of Katapult, LLC. Ms. Seifert serves on the boards of Supervalu Inc.; Revlon Consumer Products Corporation; Lexmark International, Inc.; Appleton Papers Inc.; the U.S. Fund for UNICEF; and the Fox Cities Performing Arts Center.
Board Committees: audit and public policy and compliance

Class of 2011
The following four directors will continue in office until 2011.



Michael L. Eskew Age 60 Director since 2008
Former Chairman and Chief Executive Officer, United Parcel Service, Inc.
Mr. Eskew served as chairman and chief executive officer of United Parcel Service, Inc., from January 2002 until December 2007. He continues to serve on the UPS board of directors. Mr. Eskew began his UPS career in 1972 as an industrial engineering manager and held various positions of increasing responsibility, including time with UPS's operations in Germany and with UPS Airlines. In 1993, Mr. Eskew was named corporate vice president for industrial engineering. Two years later he became group vice president for engineering. In 1998, he was elected to the UPS board of directors. In 1999, Mr. Eskew was named executive vice president and a year later was given the additional title of vice chairman. He serves as chairman of the board of trustees of The Annie E. Casey Foundation. Mr. Eskew also serves on the boards of 3M Corporation and IBM Corporation.
Board Committees: audit (chair) and compensation



Alfred G. Gilman, M.D., Ph.D. Age 68 Director since 1995
Chief Scientific Officer, Cancer Prevention and Research Institute of Texas
Dr. Gilman is the chief scientific officer of the Cancer Prevention and Research Institute of Texas and regental professor of pharmacology emeritus at the University of Texas Southwestern Medical Center at Dallas. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 to 1981 and was named a professor of pharmacology there in 1977. He previously served as executive vice president for academic affairs and provost of the University of Texas Southwestern Medical Center at Dallas, dean of the University of Texas Southwestern Medical School, and professor of pharmacology at the University of Texas Southwestern Medical Center. He held the Raymond and Ellen Willie Distinguished Chair of Molecular Neuropharmacology; the Nadine and Tom Craddick Distinguished Chair in Medical Science; and the Atticus James Gill, M.D., Chair in Medical Science at the university and was named a regental professor in 1995. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.
Board Committees: public policy and compliance and science and technology (chair)



Karen N. Horn, Ph.D. Age 66 Director since 1987
Retired President, Private Client Services, and Managing Director, Marsh, Inc.
Ms. Horn serves as the board's lead director. She served as president of private client services and managing director of Marsh, Inc. from 1999 until her retirement in 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chairman and chief executive officer of Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell Telephone Company of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of T. Rowe Price Mutual Funds; Simon Property Group, Inc.; and Norfolk Southern Corporation and vice chairman of the U.S.-Russia Investment Foundation. She previously served on the board of Fannie Mae and Georgia-Pacific Corporation. Ms. Horn has been senior managing director of Brock Capital Group since 2004.
Board Committees: compensation (chair) and directors and corporate governance



John C. Lechleiter, Ph.D. Age 56 Director since 2005
Chairman, President, and Chief Executive Officer
Dr. Lechleiter is chairman, president, and chief executive officer of Eli Lilly and Company. He served as president and chief operating officer from 2005 to 2008. He joined Lilly in 1979 as a senior organic chemist and has held management positions in England and the U.S. He was named vice president of pharmaceutical product development in 1993 and vice president of regulatory affairs in 1994. In 1996, he was named vice president for development and regulatory affairs. Dr. Lechleiter became senior vice president of pharmaceutical products in 1998 and executive vice president for pharmaceutical products and corporate development in 2001. He was named executive vice president for pharmaceutical operations in 2004. He is a member of the American Chemical Society, Business Roundtable, and Business Council. Dr. Lechleiter serves on the boards of Pharmaceutical Research and Manufacturers of America (PhRMA); Xavier University (Cincinnati, Ohio); Fairbanks Institute (Indianapolis); Indianapolis Downtown, Inc.; the Central Indiana Corporate Partnership; and the United Way of Central Indiana. He also serves on the board of Nike, Inc. and previously served on the board of Great Lakes Chemical Corporation.
Board Committees: none

Class of 2012
The following four directors will continue in office until 2012.



Martin S. Feldstein, Ph.D. Age 70 Director since 2002
George F. Baker Professor of Economics, Harvard University
Dr. Feldstein is the George F. Baker Professor of Economics at Harvard University and president emeritus of the National Bureau of Economic Research. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic adviser. Dr. Feldstein served as president and chief executive officer of the National Bureau of Economic Research from 1977 to 1982 and 1984 to 2008. In 2009, President Obama appointed him to the President's Economic Recovery Advisory Board. He is a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics.
Dr. Feldstein is a trustee of the Council on Foreign Relations and a member of the Trilateral Commission, the Group of 30, the American Academy of Arts and Sciences, and the Council of Academic Advisors of the American Enterprise Institute and past president of the American Economic Association. He previously served on the boards of American International Group, Inc. and HCA Inc.
Board Committees: audit, finance, and public policy and compliance (chair)



J. Erik Fyrwald Age 50 Director since 2005

Chairman, President, and Chief Executive Officer, Nalco Company

Mr. Fyrwald joined Nalco Company (a leading integrated water treatment and process improvement company) as chairman, president, and chief executive officer in February 2008 following a 27-year career at DuPont. From 2003 to 2008, Mr. Fyrwald served as group vice president of the agriculture and nutrition division at DuPont. From 2000 until 2003, he was vice president and general manager of DuPont's nutrition and health business. In 1999, Mr. Fyrwald was vice president for corporate strategic planning and business development. At DuPont, he held a broad variety of assignments in a number of divisions covering many industries. He has worked in several locations throughout North America and Asia. In addition to serving as chairman of Nalco's board of directors, Mr. Fyrwald serves as a director of the Society of Chemical Industry and the American Chemistry Council and is a trustee of the Field Museum of Chicago.

Board Committees: compensation and science and technology



Ellen R. Marram Age 63 Director since 2002

President, The Barnegat Group LLC

Ms. Marram is the president of The Barnegat Group LLC, a firm that provides business advisory services. She was a managing director at North Castle Partners, LLC from 2000 to 2005 and is currently an advisor to the firm. She served as the chief executive officer of a privately-held start-up B2B exchange for the food and beverage industry, efdex, Inc., from August 1999 to May 2000 (efdex never became fully operational and in September 2000 commenced liquidation in the U.K. due to its insolvency). From 1993 to 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, she was president and chief executive officer of the Nabisco Biscuit Company, the largest operating unit of Nabisco, Inc.; from 1987 to 1988, she was president of Nabisco's grocery division; and from 1970 to 1986, she held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company and The New York Times Company, as well as several private companies. She previously served on the board of Cadbury plc. She also serves on the boards of Institute for the Future, New York-Presbyterian Hospital, Lincoln Center Theater, and Families and Work Institute.

Board Committees: compensation and directors and corporate governance (chair)



Douglas R. Oberhelman Age 57 Director since 2008

Vice Chairman and Chief Executive Officer-Elect, Caterpillar Inc.

Mr. Oberhelman is vice chairman and chief executive officer-elect of Caterpillar Inc. He will join the Caterpillar board and become chief executive officer on July 1, 2010 and chairman on November 1, 2010. He joined Caterpillar in 1975 and has held a variety of positions, including senior finance representative based in South America for Caterpillar Americas Co; region finance manager and district manager for the company's North American commercial division; and managing director and vice general manager for strategic planning at Caterpillar Japan Ltd. Mr. Oberhelman was elected a vice president in 1995, serving as Caterpillar's chief financial officer from 1995 to November 1998. In 1998, he became vice president with responsibility for the engine products division and he was elected a group president and member of Caterpillar's executive office in 2002. Mr. Oberhelman serves on the boards of Ameren Corporation, The Nature Conservancy–Illinois Chapter, the National Association of Manufacturers, the Manufacturing Institute, and the Wetlands America Trust.

Board Committees: audit and finance

Highlights of the Company's Corporate Governance Guidelines

The board of directors has established guidelines that it follows in matters of corporate governance. The following summary provides highlights of those guidelines. A complete copy of the guidelines is available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

I. Role of the Board
The directors are elected by the shareholders to oversee the actions and results of the company's management. Their responsibilities include:

- providing general oversight of the business
- approving corporate strategy
- approving major management initiatives
- providing oversight of legal and ethical conduct
- overseeing the company's management of significant business risks
- selecting, compensating, and evaluating directors
- evaluating board processes and performance
- selecting, compensating, evaluating, and, when necessary, replacing the chief executive officer, and compensating other senior executives
- ensuring that a succession plan is in place for all senior executives.

II. Composition of the Board
Mix of Independent Directors and Officer-Directors
There should always be a substantial majority (75 percent or more) of independent directors. The chief executive officer should be a board member. Other officers may, from time to time, be board members, but no officer other than the chief executive officer should expect to be elected to the board by virtue of his or her position in the company.

Selection of Director Candidates
The board is responsible for selecting candidates for board membership and for establishing the criteria to be used in identifying potential candidates. The board delegates the screening process to the directors and corporate governance committee. For more information on the director nomination process, including the current selection criteria, see "Directors and Corporate Governance Committee Matters" on pages 21-23.

Independence Determinations
The board annually determines and discloses the independence of directors based on a review by the directors and corporate governance committee. No director is considered independent unless the board has determined that he or she has no material relationship with the company, either directly or as a partner, significant shareholder, or officer of an organization that has a material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the board has adopted categorical independence standards consistent with the New York Stock Exchange (NYSE) listing standards, except that the "look-back period" for determining whether a director's prior relationship with the company impairs independence is extended from three to four years.

Specifically, a director is not considered independent if (i) the director or an immediate family member is a current partner of the company's independent auditor (currently Ernst & Young LLP); (ii) the director is a current employee of such firm; (iii) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was within the last four years (but is no longer) a partner or employee of such firm and personally worked on our audit within that time.

In addition, a director is not considered independent if any of the following relationships existed within the previous four years:

- a director who is an employee of the company, or whose immediate family member is an executive officer of the company. Temporary service by an independent director as interim chairman or chief executive officer will not disqualify the director from being independent following completion of that service.
- a director who receives any direct compensation from the company other than the director's normal director compensation, or whose immediate family member receives more than $120,000 per year in direct compensation from the company other than for service as a nonexecutive employee.
- a director who is employed (or whose immediate family member is employed as an executive officer) by another company where any Lilly executive officer serves on the compensation committee of that company's board.

- a director who is employed by, who is a 10 percent shareholder of, or whose immediate family member is an executive officer of a company that makes payments to or receives payments from Lilly for property or services that exceed the greater of $1 million or two percent of that company's gross revenue in a single fiscal year.
- a director who is an executive officer of a nonprofit organization that receives grants or contributions from the company in a single fiscal year exceeding the greater of $1 million or two percent of that organization's gross revenue in a single fiscal year.

Members of board committees must meet all applicable independence tests of the NYSE, Securities and Exchange Commission (SEC), and Internal Revenue Service (IRS).

In February 2010, the directors and corporate governance committee reviewed directors' responses to a questionnaire asking about their relationships with the company (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships, or arrangements between the company and the directors or parties related to the directors. The committee determined that all 12 nonemployee directors listed below are independent, and that the members of each committee also meet the independence standards referenced above. The committee recommended this conclusion to the board and explained the basis for its decision, and this conclusion was adopted by the board. The committee and the board determined that none of the 12 directors listed below has had during the last four years (i) any of the relationships listed above or (ii) any other material relationship with the company that would compromise his or her independence. The table below includes a description of categories or types of transactions, relationships, or arrangements considered by the board (in addition to those listed above) in reaching its determination that the directors are independent. All of these relationships and transactions were entered into at arm's length in the normal course of business and, to the extent they are commercial relationships, have standard commercial terms. None of these relationships or transactions exceeded the thresholds described above or otherwise compromises the independence of the named directors.

Name	Independent	Transactions/Relationships/Arrangements
Mr. Alvarez	Yes	None
Sir Winfried Bischoff	Yes	Commercial banking, capital markets, and indenture trustee relationships between Lilly and various Citigroup banks—immaterial
Mr. Eskew	Yes	Lilly's purchase of shipping, courier, and post office services from UPS—immaterial
Dr. Feldstein	Yes	None
Mr. Fyrwald	Yes	Lilly's purchase of DuPont and Nalco products and services—immaterial
Dr. Gilman	Yes	Lilly grants and contributions to the University of Texas Southwestern Medical Center—immaterial
Mr. Hoover	Yes	None
Ms. Horn	Yes	None
Ms. Marram	Yes	None
Mr. Oberhelman	Yes	None
Dr. Prendergast	Yes	Lilly grants and contributions to Mayo Clinic and Mayo Foundation—immaterial
Ms. Seifert	Yes	None

Director Tenure and Retirement Policy

Subject to the company's charter documents, the following are the board's expectations for director tenure:

- A company officer-director, including the chief executive officer, will resign from the board at the time he or she retires or otherwise ceases to be an active employee of the company.
- Nonemployee directors will retire from the board not later than the annual meeting of shareholders that follows their seventy-second birthday.
- Directors may stand for reelection even though the board's retirement policy would prevent them from completing a full three-year term.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the board. The directors and corporate governance committee will assess the situation and recommend to the board whether to accept the resignation.

Other Board Service

Effective November 1, 2009, no new director may serve on more than three other public company boards, and no incumbent director may accept new positions on public company boards that would result in service on more than three other public company boards. The directors and corporate governance committee or the chair of that committee may approve exceptions to this limit upon a determination that such additional service will not impair the director's effectiveness on the company board.

Voting for Directors
In an uncontested election, any nominee for director who fails to receive a majority of the votes cast shall promptly tender his or her resignation following certification of the shareholder vote. The directors and corporate governance committee will consider the resignation offer and recommend to the board whether to accept it. The board will act on the committee's recommendation within 90 days following certification of the shareholder vote. Board action on the matter will require the approval of a majority of the independent directors.

The company will disclose the board's decision on a Form 8-K furnished to the SEC within four business days after the decision, including a full explanation of the process by which the decision was reached and, if applicable, the reasons why the board rejected the director's resignation. If the resignation is accepted, the directors and corporate governance committee will recommend to the board whether to fill the vacancy or reduce the size of the board.

Any director who tenders his or her resignation under this provision will not participate in the committee or board deliberations regarding whether to accept the resignation offer. If all members of the directors and corporate governance committee fail to receive a majority of the votes cast at the same election, then the independent directors who did receive a majority of the votes cast will appoint a committee amongst themselves to consider the resignation offers and recommend to the board whether to accept them.

III. Director Compensation and Equity Ownership
The directors and corporate governance committee annually reviews board compensation. Any recommendations for changes are made to the board by the committee.

Directors should hold meaningful equity ownership positions in the company; accordingly, a significant portion of overall director compensation is in the form of company equity. Directors are required to hold company stock valued at not less than five times their annual cash retainer; new directors are allowed five years to reach this ownership level.

IV. Key Responsibilities of the Board
Selection of Chairman and Chief Executive Officer; Succession Planning
The board currently combines the role of chairman of the board with the role of chief executive officer, coupled with a lead director position to further strengthen the governance structure. The board believes this provides an efficient and effective leadership model for the company. Combining the chairman and CEO roles fosters clear accountability, effective decision-making, and alignment on corporate strategy. To assure effective independent oversight, the board has adopted a number of governance practices, including:

- a strong, independent, clearly-defined lead director role (see below for a full description of the role)
- executive sessions of the independent directors after every board meeting
- annual performance evaluations of the chairman and CEO by the independent directors.

However, no single leadership model is right for all companies and at all times. The board recognizes that depending on the circumstances, other leadership models, such as a separate independent chairman of the board, might be appropriate. Accordingly, the board periodically reviews its leadership structure.

The lead director recommends to the board an appropriate process by which a new chairman and chief executive officer will be selected. The board has no required procedure for executing this responsibility because it believes that the most appropriate process will depend on the circumstances surrounding each such decision.

A key responsibility of the CEO and the board is ensuring that an effective process is in place to provide continuity of leadership over the long term at all levels in the company. Each year, succession-planning reviews are held at every significant organizational level of the company, culminating in a full review of senior leadership talent by the independent directors. During this review, the CEO and the independent directors discuss future candidates for senior leadership positions, succession timing for those positions, and development plans for the highest-potential candidates. This process ensures continuity of leadership over the long term, and it forms the basis on which the company makes ongoing leadership assignments. It is a key success factor in managing the long planning and investment lead times of our business.

In addition, the CEO maintains in place at all times, and reviews with the independent directors, a confidential plan for the timely and efficient transfer of his or her responsibilities in the event of an emergency or his or her sudden incapacitation or departure.

Evaluation of Chief Executive Officer
The lead director is responsible for leading the independent directors in executive session to assess the performance of the chief executive officer at least annually. The results of this assessment are reviewed with the chief executive officer and considered by the compensation committee in establishing the chief executive officer's compensation for the next year.

Succession Management and Election of Officers
The independent directors are responsible for overseeing the succession and management development program for senior leadership. The chief executive officer develops and maintains a process for advising the board on succession planning for the chief executive officer and other key senior leadership positions. The chief executive officer reviews this plan with the independent directors at least annually.

Consistent with the succession-management plan, the chief executive officer recommends to the board candidates for the company's principal corporate offices.

Corporate Strategy
Once each year, the board devotes an extended meeting to an update from management regarding the strategic issues and opportunities facing the company, allowing the board an opportunity to provide direction for the corporate strategic plan. These strategy sessions also provide the board an opportunity to interact extensively with the company's senior leadership team. This assists the board in its succession-management responsibilities.

Throughout the year, significant corporate strategy decisions are brought to the board for approval.

Code of Ethics
The board approved the company's code of ethics, which complies with the requirements of the NYSE and the SEC. This code is set out in:

- *The Red Book*, a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our board of directors
- *Code of Ethical Conduct for Lilly Financial Management*, a supplemental code for our chief executive officer and all members of financial management that recognizes the unique responsibilities of those individuals in assuring proper accounting, financial reporting, internal controls, and financial stewardship.

Both documents are available online at **http://www.lilly.com/about/compliance/conduct/** or in paper form upon request to the company's corporate secretary.

The audit committee and public policy and compliance committee assist in the board's oversight of compliance programs with respect to matters covered in the code of ethics.

Risk Oversight
The company has an enterprise risk management program overseen by its chief ethics and compliance officer and senior vice president, enterprise risk management, who reports directly to the CEO and is a member of the company's top leadership committee. Enterprise risks are identified and prioritized by management, and each prioritized risk is assigned to a board committee or the full board for oversight. For example, strategic risks are overseen by the full board; financial risks are overseen by the audit or finance committee; compliance and reputational risks are typically overseen by the public policy and compliance committee; and scientific risks are overseen by the science and technology committee. Management regularly reports on each such risk to the relevant committee or the board. The enterprise risk management program as a whole is reviewed annually at a joint meeting of the audit and public policy and compliance committees, as well as at an annual board strategy session. Additional review or reporting on enterprise risks is conducted as needed or as requested by the board or committee. Also, the compensation committee periodically reviews the most important enterprise risks to ensure that compensation programs do not encourage excessive risk-taking.

V. Functioning of the Board

Executive Session of Directors
The independent directors meet alone in executive session and in private session with the chief executive officer at every regularly scheduled board meeting.

Lead Director
The board annually appoints a lead director from among the independent directors (currently Ms. Horn). The lead director:

- leads the board's processes for selecting and evaluating the chief executive officer;
- presides at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors unless the directors decide that, due to the subject matter of the session, another independent director should preside;
- serves as a liaison between the chairman and the independent directors;
- approves meeting agendas and schedules and generally approves information sent to the board;
- has the authority to call meetings of the independent directors; and
- has the authority to retain advisors to the independent directors.

Conflicts of Interest
Occasionally a director's business or personal relationships may give rise to an interest that conflicts, or appears to conflict, with the interests of the company. Directors must disclose to the company all relationships that create a conflict or an appearance of a conflict. The board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any conflict or appearance of a conflict, board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

Review and Approval of Transactions with Related Persons
The board has adopted a written policy and written procedures for review, approval, and monitoring of transactions involving the company and "related persons" (directors and executive officers, their immediate family members, or shareholders owning five percent or greater of the company's outstanding stock). The policy covers any related-person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

- *Policy.* Related-person transactions must be approved by the board or by a committee of the board consisting solely of independent directors, who will approve the transaction only if they determine that it is in the best interests of the company. In considering the transaction, the board or committee will consider all relevant factors, including:
  - —the company's business rationale for entering into the transaction;
  - —the alternatives to entering into a related-person transaction;
  - —whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally;
  - —the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and
  - —the overall fairness of the transaction to the company.

The board or relevant committee will periodically monitor the transaction to ensure that there are no changed circumstances that would render it advisable for the company to amend or terminate the transaction.

- *Procedures.*
  - —Management or the affected director or executive officer will bring the matter to the attention of the chairman, the lead director, the chair of the directors and corporate governance committee, or the secretary.
  - —The chairman and the lead director shall jointly determine (or, if either is involved in the transaction, the other shall determine in consultation with the chair of the directors and corporate governance committee) whether the matter should be considered by the board or by one of its existing committees consisting only of independent directors.
  - —If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction.
  - —The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable.
  - —The board or relevant committee will review the transaction annually to determine whether it continues to be in the company's best interests.

There are currently no related-person transactions.

Orientation of New Directors; Director Education
A comprehensive orientation process is in place for new directors. In addition, directors receive ongoing continuing education through educational sessions at meetings, the annual strategy retreat, and periodic communications between meetings. We hold periodic mandatory training sessions for the audit committee, to which other directors and executive officers are invited. We also afford directors the opportunity to attend external director education programs.

Director Access to Management and Independent Advisors
Independent directors have direct access to members of management whenever they deem it necessary. The independent directors and committees are also free to retain their own independent advisors, at company expense, whenever they feel it would be desirable to do so. In accordance with NYSE listing standards, the audit, compensation, and directors and corporate governance committees have sole authority to retain independent advisors to their respective committees.

Assessment of Board Processes and Performance
The directors and corporate governance committee annually assesses the performance of the board, its committees, and board processes based on inputs from all directors. The committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

VI. Board Committees
Number, Structure, and Independence
The duties and membership of the six board-appointed committees are described below. Only independent directors may serve on the committees.

Committee membership and selection of committee chairs are recommended to the board by the directors and corporate governance committee after consulting the chairman of the board and after considering the backgrounds, skills, and desires of the board members. The board has no set policy for rotation of committee members or chairs but annually reviews committee memberships and chair positions, seeking the best blend of continuity and fresh perspectives on the committees.

Functioning of Committees

Each committee reviews and approves its own charter annually, and the directors and corporate governance committee reviews and approves all committee charters annually. The chair of each committee determines the frequency and agenda of committee meetings. In addition, the audit, compensation, and public policy and compliance committees meet alone in executive session on a regular basis; all other committees meet in executive session as needed.

All six committee charters are available online at **http://investor.lilly.com/governance.cfm**.

Committees of the Board of Directors

Audit Committee
The duties of the audit committee are described in the "Audit Committee Report" found on page 24.

Compensation Committee
The duties of the compensation committee are described on pages 26-27, and the "Compensation Committee Report" is shown on page 40.

Directors and Corporate Governance Committee
The duties of the directors and corporate governance committee are described on page 21.

Finance Committee

- reviews and makes recommendations regarding capital structure and strategies, including dividends, stock repurchases, capital expenditures, financings and borrowings, and significant business development projects.

Public Policy and Compliance Committee

- oversees the processes by which the company conducts its business so that the company will do so in a manner that complies with laws and regulations and reflects the highest standards of integrity
- reviews and makes recommendations regarding policies, practices, and procedures of the company that relate to public policy and social, political, and legal trends and issues.

Science and Technology Committee

- reviews and makes recommendations regarding the company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development
- oversees matters of scientific and medical integrity and risk management.

Membership and Meetings of the Board and Its Committees

In 2009, each director attended more than 90 percent of the total number of meetings of the board and the committees on which he or she serves. In addition, all board members are expected to attend the annual meeting of shareholders, and all attended in 2009. Current committee membership and the number of meetings of the board and each committee in 2009 are shown in the table below.

Name	Board	Audit	Compensation	Directors and Corporate Governance	Finance	Public Policy and Compliance	Science and Technology
Mr. Alvarez[1]	Member				Member	Member	
Sir Winfried Bischoff	Member			Member	Chair		
Mr. J. Michael Cook[2]							
Mr. Eskew	Member	Chair	Member				
Dr. Feldstein	Member	Member			Member	Chair	
Mr. Fyrwald	Member		Member				Member
Dr. Gilman	Member					Member	Chair
Mr. Hoover[3]	Member	Member	Member				
Ms. Horn	Lead Director		Chair	Member			
Dr. Lechleiter	Chair						
Ms. Marram	Member		Member	Chair			
Mr. Oberhelman	Member	Member			Member		
Dr. Prendergast	Member					Member	Member
Ms. Seifert	Member	Member				Member	
Number of 2009 Meetings	7	10	8	7	6	6	4

[1]Mr. Alvarez joined the board as of April 1, 2009.

[2]Mr. Cook retired from the board as of April 20, 2009.

[3]Mr. Hoover joined the board as of June 1, 2009.

Directors' Compensation

Director compensation is reviewed and approved annually by the board, on the recommendation of the directors and corporate governance committee. Directors who are employees receive no additional compensation for serving on the board or its committees.

Cash Compensation
The company provides nonemployee directors the following cash compensation:

- retainer of $80,000 per year (payable monthly)
- $1,000 for each committee meeting attended
- $2,000 to the committee chair for each committee meeting conducted as compensation for the chair's preparation time
- retainer of $20,000 per year to the lead director ($30,000 beginning in 2010)
- reimbursement for customary and usual travel expenses.

Stock Compensation
Stock compensation for nonemployee directors consists of shares of company stock equaling $145,000, deposited annually in a deferred stock account in the Lilly Directors' Deferral Plan (as described below), payable after service on the board has ended.

Lilly Directors' Deferral Plan
This plan allows nonemployee directors to defer receipt of all or part of their retainer and meeting fees until after their service on the board has ended. Each director can choose to invest the funds in one or both of two accounts:

- *Deferred Stock Account.* This account allows the director, in effect, to invest his or her deferred cash compensation in company stock. In addition, the annual award of shares to each director noted above (4,040 shares in 2009) is credited to this account on a pre-set annual date. Funds in this account are credited as hypothetical shares of company stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are "reinvested" in additional shares based on the market price of the stock on the date dividends are paid. Actual shares are issued or transferred after the director ends his or her service on the board.
- *Deferred Compensation Account.* Funds in this account earn interest each year at a rate of 120 percent of the applicable federal long-term rate, compounded monthly, as established the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code. The rate for 2010 is 4.9 percent. The aggregate amount of interest that accrued in 2009 for the participating directors was $189,802, at a rate of 5.2 percent.

Both accounts may be paid in a lump sum or in annual installments for up to 10 years, beginning the second January following the director's departure from the board. Amounts in the deferred stock account are paid in shares of company stock.

In 2009, we provided the following compensation to directors who are not employees:

Directors' Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation and Payments ($)[3]	Total ($)[4, 5]
Current				
Mr. Alvarez	$69,000	$145,000	$1,134	$215,134
Sir Winfried Bischoff	$105,000	$145,000	$22,179	$272,179
Mr. Eskew	$115,000	$145,000	$1,321	$261,321
Dr. Feldstein	$110,000	$145,000	$37,545	$292,545
Mr. Fyrwald	$98,000	$145,000	$23,150	$266,150
Dr. Gilman	$98,000	$145,000	$32,204	$275,204
Mr. Hoover	$57,667	$145,000	$32,877	$235,544
Ms. Horn	$134,000	$145,000	$6,795	$285,795
Ms. Marram	$110,000	$145,000	$33,304	$288,304
Mr. Oberhelman	$94,000	$145,000	$1,836	$240,836
Dr. Prendergast	$90,000	$145,000	$0	$235,000
Ms. Seifert	$95,000	$145,000	$40,000	$280,000
Retired				
Mr. Cook	$37,667	$48,333	$31,000	$117,000

[1]The following directors deferred 2009 cash compensation into their deferred stock accounts under the Lilly Directors' Deferral Plan (further described above):

Name	2009 Cash Deferred	Shares
Mr. Fyrwald	$98,000	2,871
Mr. Hoover	$57,667	1,684

[2]Each nonemployee director, other than Mr. Cook, received an award of stock valued at $145,000 (4,040 shares). Mr. Cook received an award of 1,347 shares, which was prorated for the time he was a director in 2009. This stock award and all prior stock awards are fully vested in that they are not subject to forfeiture; however, the shares are not issued until the director ends his or her service on the board, as further described above under "Lilly Directors' Deferral Plan." The table shows the grant date fair value for each director's stock award. Aggregate outstanding stock awards in the table are shown on page 53 under "Ownership of Company Stock" in the "Directors' Deferral Plan Shares" column. Aggregate stock options are shown in the table below under "Directors' Outstanding Stock Options".

[3]This column includes amounts donated by the Eli Lilly and Company Foundation, Inc. under its matching gift program, which is generally available to U.S. employees as well as the outside directors. Under this program, the foundation matches 100 percent of charitable donations over $25 made to eligible charities, up to a maximum of $90,000 per year for each individual. For all directors except Dr. Prendergast, Ms. Seifert, and Mr. Cook, the amounts in this column also include tax reimbursements related to expenses for the directors' spouses to travel to and participate in board functions that included spouse participation. For Sir Winfried Bischoff, this column also includes $14,210 for expenses for his spouse to travel to and participate in board functions that included spouse participation.

The foundation matched the donations in the table at left for outside directors in 2009 via payments made directly to the recipient charity.

Name	Amount of Matching Donation
Dr. Feldstein	$36,000
Mr. Fyrwald	$22,000
Dr. Gilman	$29,210
Mr. Hoover	$31,100
Ms. Horn	$5,475
Ms. Marram	$32,500
Ms. Seifert	$40,000
Retired	
Mr. Cook	$31,000

[4]Directors do not participate in a company pension plan or non-equity incentive plan.

[5]Nonemployee directors received no stock options in 2009. The company discontinued granting stock options to nonemployee directors in 2005.

Directors' Outstanding Stock Options

Name	Grant Date	Expiration Date	Exercise Price	Outstanding Stock Options (Exercisable)
Mr. Alvarez	—	—	—	0
Sir Winfried Bischoff	2/20/2001 2/19/2002 2/18/2003 2/17/2004	2/18/2011 2/17/2012 2/18/2013 2/17/2014	$73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 11,200
Mr. Cook	—	—	—	0
Mr. Eskew	—	—	—	0
Dr. Feldstein	2/19/2002 2/18/2003 2/17/2004	2/17/2012 2/18/2013 2/17/2014	$75.92 $57.85 $73.11	2,800 2,800 2,800 8,400
Mr. Fyrwald	—	—	—	0
Dr. Gilman	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800 14,000
Mr. Hoover	—	—	—	0
Ms. Horn	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800 14,000
Ms. Marram	2/18/2003 2/17/2004	2/18/2013 2/17/2014	$57.85 $73.11	2,800 2,800 5,600
Mr. Oberhelman	—	—	—	0
Dr. Prendergast	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800 14,000
Ms. Seifert	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800 14,000

Directors and Corporate Governance Committee Matters

Overview
The directors and corporate governance committee recommends to the board candidates for membership on the board and board committees and for lead director. The committee also oversees matters of corporate governance, including board performance, director independence and compensation, and the corporate governance guidelines. The committee's charter is available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

All committee members are independent as defined in the NYSE listing requirements.

Director Qualifications
The board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the board's deliberations and decisions. Candidates shall have substantial experience with one or more publicly traded national or multinational companies or shall have achieved a high level of distinction in their chosen fields.

Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, and ethnicity. The board is particularly interested in maintaining a mix that includes the following backgrounds:

- active or retired chief executive officers and senior executives, particularly those with experience in operations, finance, accounting, banking, marketing, and sales
- international business
- science and medicine
- government and public policy
- health care system (public or private).

Finally, board members should display the personal attributes necessary to be an effective director: unquestioned integrity, sound judgment, independence in fact and mindset, ability to operate collaboratively, and commitment to the company, its shareholders, and other constituencies.

The Lilly board members represent a desirable mix of backgrounds, skills, and experiences, and they all share the personal attributes of effective directors described above. Below are some of the specific experiences and skills of our independent directors:

Ralph Alvarez
Through his senior executive experience at McDonalds and other global restaurant businesses, Mr. Alvarez has extensive experience in consumer marketing, global operations, international business, and strategic planning. His international experience includes a special focus on emerging markets.

Sir Winfried Bischoff
Sir Winfried Bischoff has a distinguished career in banking and finance, including commercial banking, corporate finance, and investment banking. He has CEO experience both in Europe and the U.S. He is a globalist, with particular expertise in European matters but with extensive experience overseeing worldwide operations. He has extensive corporate governance experience from his service on public company boards in the U.S., U.K., and other European and Asian countries.

Michael L. Eskew
Mr. Eskew has CEO experience with UPS, where he established a record of success in managing complex worldwide operations, strategic planning, and building a strong consumer brand focus. He is an audit committee financial expert, based on his CEO experience and his service on other U.S. company audit committees. He has extensive corporate governance experience through his service on the boards of other companies.

Martin S. Feldstein
Dr. Feldstein is a renowned economist, academic, and adviser to U.S. presidents of both political parties. He has deep economic and public policy expertise, financial acumen, and a global perspective. His background as an academic brings a diversity of experience and perspective to the board's deliberations. He has also served on the boards of several major public companies.

J. Erik Fyrwald
Mr. Fyrwald has a strong record of operational and strategy leadership in two complex worldwide businesses with a focus on technology and innovation. An engineer by training, he has extensive senior executive experience at DuPont, a multinational chemical company, where he led their agriculture and nutrition division, which used chemical and biotechnology solutions to enhance plant health. More recently, he has gained CEO experience at Nalco, a global technology-based water products and services company.

Alfred G. Gilman
Dr. Gilman is a Nobel Prize winning pharmacologist, researcher, and medical professor. He has deep expertise in basic science, including mechanisms of drug action, and experience with pharmaceutical discovery research. As the former dean of a major medical school, he brings to the board important perspectives of both the academic and practicing medical communities.

R. David Hoover
Mr. Hoover has extensive CEO experience at Ball Corporation, with a strong record of leadership in operations and strategy. He is an audit committee financial expert as a result of his experience as CEO and formerly as CFO of Ball. He also has extensive corporate governance experience through his service on other public company boards.

Karen N. Horn
Ms. Horn is a former CEO with extensive experience in various segments of the financial industry, including banking and financial services. Through her for-profit and her public-private partnership work, she has significant experience in international economics and finance. Ms. Horn has extensive corporate governance experience through service on other public company boards in a variety of industries.

John C. Lechleiter
Dr. Lechleiter is our chairman, president, and chief executive officer. Under our corporate governance guidelines, the CEO is expected to serve on the board of directors. Dr. Lechleiter, a Ph.D. chemist, has over 30 years of experience with the company in a variety of roles of increasing responsibility in research and development, sales and marketing, and corporate administration. As a result, he has a deep understanding of pharmaceutical research and development, sales and marketing, strategy, and operations. He also has significant corporate governance experience through service on other public company boards.

Ellen R. Marram
Ms. Marram is a former CEO with a strong marketing and consumer brand background. Through her nonprofit and private company activities, she has a special focus and expertise in wellness and consumer health. Ms. Marram has extensive corporate governance experience through service on other public company boards in a variety of industries.

Douglas R. Oberhelman
Mr. Oberhelman has a strong strategic and operational background as a senior executive (and most recently as CEO-elect) of Caterpillar, a leading manufacturing company with worldwide operations and a special focus on emerging markets. He is an audit committee financial expert as a result of his prior experience as CFO of Caterpillar and as a member and chairman of the audit committee of another U.S. public company.

Franklyn G. Prendergast
Dr. Prendergast is a prominent medical clinician, researcher, and academician. He has extensive experience in senior-most administration at Mayo Clinic, a major medical institution, and as director of its renowned cancer center. He has special expertise in two critical areas for Lilly—oncology and personalized medicine. As a medical doctor, he brings an important practicing physician perspective to the board's deliberations.

Kathi P. Seifert
Ms. Seifert is a former senior executive of Kimberly-Clark, a global consumer products company. She has strong expertise in consumer marketing and brand management, having led sales and marketing for several worldwide brands, with a special focus on consumer health. She has extensive corporate governance experience through her other board positions.

Director Nomination Process
The board delegates the screening process to the directors and corporate governance committee, which receives direct input from other board members. Potential candidates are identified through recommendations from several sources, including:

- incumbent directors
- management
- shareholders
- an independent executive search firm retained by the committee to assist in locating and screening candidates meeting the board's selection criteria.

The committee employs the same process for evaluating all candidates, including those submitted by shareholders. The committee initially evaluates a candidate based on publicly available information and any additional information supplied by the party recommending the candidate. If the candidate appears to satisfy the selection criteria and the committee's initial evaluation is favorable, the committee, assisted by management or the search firm, gathers additional data on the candidate's qualifications, availability, probable level of interest, and any potential conflicts of interest. If the committee's subsequent evaluation continues to be favorable, the candidate is contacted by the chairman of the board and one or more of the independent directors for direct discussions to determine the mutual levels of interest in pursuing the candidacy. If these discussions are favorable, the committee makes a final recommendation to the board to nominate the candidate for election by the shareholders (or to select the candidate to fill a vacancy, as applicable). Mr. Alvarez and Mr. Hoover, who are standing for election, were referred to the committee by an independent executive search firm.

Process for Submitting Recommendations and Nominations

A shareholder who wishes to recommend a director candidate for evaluation by the committee pursuant to this process should forward the candidate's name and information about the candidate's qualifications to the chair of the directors and corporate governance committee, in care of the corporate secretary, at Lilly Corporate Center, Indianapolis, Indiana 46285. The candidate must meet the selection criteria described above and must be willing and expressly interested in serving on the board.

Under Section 1.9 of the company's bylaws, a shareholder who wishes to directly nominate a director candidate at the 2011 annual meeting (i.e., to propose a candidate for election who is not otherwise nominated by the board through the recommendation process described above) must give the company written notice by November 8, 2010. The notice should be addressed to the corporate secretary at Lilly Corporate Center, Indianapolis, Indiana 46285. The notice must contain prescribed information about the candidate and about the shareholder proposing the candidate as described in more detail in Section 1.9 of the bylaws. A copy of the bylaws is available online at **http://investor.lilly.com/governance.cfm**. The bylaws will also be provided by mail without charge upon request to the corporate secretary.

Audit Committee Matters

Audit Committee Membership
All members of the audit committee are independent as defined in the SEC regulations and NYSE listing standards applicable to audit committee members. The board of directors has determined that Mr. Eskew, Mr. Hoover, and Mr. Oberhelman are audit committee financial experts, as defined in the rules of the SEC.

Audit Committee Report
The audit committee ("we" or "the committee") reviews the company's financial reporting process on behalf of the board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls and disclosure controls. In this context, we have met and held discussions with management and the independent auditor. Management represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we have reviewed and discussed the audited financial statements and related disclosures with management and the independent auditor, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent auditor reports to us. We have sole authority to appoint and to replace the independent auditor.

We have discussed with the independent auditor matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended and as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, we have received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding communications with the audit committee concerning independence, and have discussed with the independent auditor the auditor's independence from the company and its management. In concluding that the auditor is independent, we determined, among other things, that the nonaudit services provided by Ernst & Young LLP (as described below) were compatible with its independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, we have adopted policies to avoid compromising the independence of the independent auditor, such as prior committee approval of nonaudit services and required audit partner rotation.

We discussed with the company's internal and independent auditors the overall scope and plans for their respective audits, including internal control testing under Section 404 of the Sarbanes-Oxley Act. We periodically meet with the internal and independent auditors, with and without management present, and in private sessions with members of senior management (such as the chief financial officer and the chief accounting officer) to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. We also periodically meet in executive session.

In reliance on the reviews and discussions referred to above, we recommended to the board (and the board subsequently approved the recommendation) that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2009, for filing with the SEC. We have also appointed the company's independent auditor, subject to shareholder ratification, for 2010.

Audit Committee
Michael L. Eskew, Chair
Martin S. Feldstein, Ph.D.
R. David Hoover
Douglas R. Oberhelman
Kathi P. Seifert

Services Performed by the Independent Auditor
The audit committee preapproves all services performed by the independent auditor, in part to assess whether the provision of such services might impair the auditor's independence. The committee's policy and procedures are as follows:

- The committee approves the annual **audit services** engagement and, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, company structure, or other matters. The committee may also preapprove other audit services, which are those services that only the independent auditor reasonably can provide. Since 2004, audit services have included internal controls attestation work under Section 404 of the Sarbanes-Oxley Act.
- **Audit-related services** are assurance and related services that are reasonably related to the performance of the audit, and that are traditionally performed by the independent auditor. The committee believes that the provision of these services does not impair the independence of the auditor.
- **Tax services.** The committee believes that, in appropriate cases, the independent auditor can provide tax compliance services, tax planning, and tax advice without impairing the auditor's independence.
- The committee may approve **other services** to be provided by the independent auditor if (i) the services are permissible under SEC and PCAOB rules, (ii) the committee believes the provision of the services would not

impair the independence of the auditor, and (iii) management believes that the auditor is the best choice to provide the services.

- **Process.** At the beginning of each audit year, management requests prior committee approval of the annual audit, statutory audits, and quarterly reviews for the upcoming audit year as well as any other engagements known at that time. Management will also present at that time an estimate of all fees for the upcoming audit year. As specific engagements are identified thereafter, they are brought forward to the committee for approval. To the extent approvals are required between regularly scheduled committee meetings, preapproval authority is delegated to the committee chair.

For each engagement, management provides the committee with information about the services and fees, sufficiently detailed to allow the committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor.

After the end of the audit year, management provides the committee with a summary of the actual fees incurred for the completed audit year.

Independent Auditor Fees

The following table shows the fees incurred for services rendered on a worldwide basis by Ernst & Young LLP, the company's independent auditor, in 2009 and 2008. All such services were preapproved by the committee in accordance with the preapproval policy.

	2009 (millions)	2008 (millions)
Audit Fees • Annual audit of consolidated and subsidiary financial statements, including Sarbanes-Oxley 404 attestation • Reviews of quarterly financial statements • Other services normally provided by the auditor in connection with statutory and regulatory filings	$8.0	$8.0
Audit-Related Fees • Assurance and related services reasonably related to the performance of the audit or reviews of the financial statements —2009 and 2008: primarily related to employee benefit plan and other ancillary audits, and due diligence services on potential acquisitions	$1.1	$0.8
Tax Fees • 2009 and 2008: primarily related to consulting and compliance services	$1.2	$1.7
All Other Fees • 2009 and 2008: primarily related to compliance services outside the U.S.	$0.1	$0.2
Total	$10.4	$10.7

Compensation Committee Matters

Scope of Authority

The compensation committee oversees the company's global compensation philosophy and establishes the compensation of executive officers. The committee also acts as the oversight committee with respect to the company's deferred compensation plans, management stock plans, and other management incentive compensation programs. In overseeing those plans, the committee may delegate authority to company officers for day-to-day plan administration and interpretation, including selecting participants, determining award levels within plan parameters, and approving award documents. However, the committee may not delegate any authority for matters affecting the executive officers.

The Committee's Processes and Procedures

The committee's primary processes for establishing and overseeing executive compensation can be found in the "Compensation Discussion and Analysis" section under "The Committee's Processes and Analyses" below. Additional processes and procedures include:

- *Meetings.* The committee meets several times each year (eight times in 2009). Committee agendas are established in consultation with the committee chair and the committee's independent compensation consultant. The committee meets in executive session after each meeting.
- *Role of Independent Consultant.* The committee has retained Frederic W. Cook and his firm, Frederic W. Cook & Co., Inc., as its independent compensation consultant to assist the committee. Mr. Cook reports directly to the committee, and neither he nor his firm is permitted to perform any services for management. The consultant's duties include the following:
  —review committee agendas and supporting materials in advance of each meeting and raise questions with the company's global compensation group and the committee chair as appropriate
  —review the company's total compensation philosophy, peer group, and target competitive positioning for reasonableness and appropriateness
  —review the company's executive compensation program and advise the committee of plans or practices that might be changed in light of evolving best practices
  —provide independent analyses and recommendations to the committee on the CEO's pay
  —review draft "Compensation Discussion and Analysis" report and related tables for the proxy statement
  —proactively advise the committee on best practices for board governance of executive compensation
  —undertake special projects at the request of the committee chair.
  The consultant interacts directly with members of company management only on matters under the committee's oversight and with the knowledge and permission of the committee chair.
- *Role of Executive Officers and Management.* With the oversight of the CEO and the senior vice president of human resources, the company's global compensation group formulates recommendations on matters of compensation philosophy, plan design, and the specific compensation recommendations for executive officers (other than the CEO as noted below). The CEO gives the committee a performance assessment and compensation recommendation for each of the other executive officers. Those recommendations are then considered by the committee with the assistance of its compensation consultant. The CEO and the senior vice president of human resources attend committee meetings but are not present for executive sessions or for any discussion of their own compensation. (Only nonemployee directors and the committee's consultant attend executive sessions.)

  The CEO normally does not participate in the formulation or discussion of his pay recommendations; however, for 2010 Dr. Lechleiter requested that no increases be made to his base salary or incentive targets. The CEO has no prior knowledge of the recommendations that the consultant makes to the committee.
- *Risk assessment.* With the help of its compensation consultant, in 2009 the committee reviewed the company's compensation policies and practices for all employees, including executive officers, and determined that our compensation programs will not have a material adverse effect on the company. The committee also reviewed our compensation programs for certain design features that have been identified by experts as having the potential to encourage excessive risk-taking, including:
  —too much focus on equity
  —compensation mix overly weighted toward annual incentives
  —highly leveraged payout curves and uncapped payouts
  —unreasonable goals or thresholds
  —and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.

  The committee noted several design features of the company's cash and equity incentive programs for all employees that reduce the likelihood of excessive risk-taking:
  —The program design provides a balanced mix of cash and equity, annual and longer-term incentives, and performance metrics (revenue, earnings, and total shareholder return).
  —Maximum payout levels for bonuses and performance awards are capped at 200 percent of target.
  —All regular U.S. employees participate in the same bonus plan.

—Bonus and equity programs have minimum payout levels for nonexecutive officers.
—The company currently does not grant stock options.
—The compensation committee has downward discretion over incentive program payouts.
—The executive compensation recovery policy allows the company to "claw back" payments made using materially inaccurate financial results.
—Executive officers are subject to share ownership and retention guidelines.
—Compliance and ethical behaviors are integral factors considered in all performance assessments.

The committee determined that, for all employees, the company's compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation. Nonetheless, as a result of the review, the committee is implementing certain changes to the bonus and equity incentive plan designs for 2010 to further reduce incentives to incur excessive risk as follows:
—Key risks to the business strategy are reviewed by the board as part of the company's annual long-range planning process. These risks will be an input into an annual review by the compensation committee to assess the potential for compensation programs to encourage excessive risk-taking (or excessively risk-averse behaviors).
—The bonus plan has been modified to allow for greater differentiation based on individual performance and smoother payout curves.
—A linear payout formula for the PA is replacing the nine discrete earnings-per-share (EPS) ranges, eliminating payout "cliffs" between ranges. Additionally, the threshold payout level will be increased from zero to 50 percent of target, and the maximum payout level will be lowered from 200 percent to 150 percent of target for all participants.
—The committee expanded the executive compensation recovery policy (described in more detail on pages 39-40).

Compensation Committee Interlocks and Insider Participation

None of the compensation committee members:

- has ever been an officer or employee of the company
- is or was a participant in a related-person transaction in 2009 (see page 14 for a description of our policy on related-person transactions)
- is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

Compensation Discussion and Analysis

Summary

Executive compensation for 2009 aligned well with the objectives of our compensation philosophy and with our performance, driven by these factors:

Highlights:
- *Strong operating results*
- *Stock price results in no executive SVA payout*
- *Shift to longer-term equity program design*
- *No increase to CEO salary or incentive targets for 2010*


2009 Lilly Performance
Adjusted Revenue Growth
Adjusted EPS Growth
3-Year TSR Growth*
Percentage Growth
20%
10%
0%
-10%
-20%
-30%
-40%
2%
5%
7%
16%
-32%
Peer Group
Lilly (Actual)
Incentive Program Payouts for 2009 Performance
Multiple of Target
2.50
2.00
1.50
1.00
0.50
0.00
1.00
1.71
1.00
2.00
1.00
0.00
Target
Actual
Bonus (cash)
PA (stock)
SVA (stock)*

*SVA payout based on performance against absolute target set when award is initially granted using an expected compounded annual rate of total shareholder return for large-cap companies.

- *Strong growth in operating results drove strong annual bonus and performance award (PA) payouts.* As described below, strong operating performance included 5.3 percent pro-forma adjusted revenue growth and 15.7 percent adjusted EPS growth, both of which were more than double our peer group average. This resulted in above-target cash bonus and PA payouts for all participants.
- *Lagging stock price resulted in no payout of shareholder value awards (SVAs).* Total shareholder return for 2007-2009 failed to meet the threshold for the SVA; as a result, awards granted to executive officers did not pay out.
- *Cost-effective equity design maintained for 2009, with more emphasis on long-term performance.* In 2009, we shifted our PA program from a one-year to a two-year performance period, in response to shareholder input and the board's emphasis on strong corporate governance. We continued our SVA program and maintained a 50/50 mix of PAs and SVAs for all members of senior management, including executive officers. We improved the overall cost structure of our equity program in 2007, while maintaining its competitiveness and motivational impact, by eliminating stock options in favor of SVAs.
- *A balanced program fosters employee achievement, retention, and engagement.* We delivered a total compensation package composed of salary, performance-based cash and equity incentives, and a competitive employee benefits program. Together these elements reinforced pay-for-performance, provided a balanced focus on both long- and short-term performance, and encouraged employee retention and engagement.

In addition:

- *The compensation committee reviewed the connection between compensation and risk.* The committee reviewed our compensation programs and policies for features that may encourage excessive risk taking. The committee found the overall program to be sound, but approved changes to the executive compensation recovery policy, share ownership and retention guidelines, and some design features for 2010 incentive programs.
- *No increase in CEO compensation for 2010.* In light of the business challenges the company currently faces, at Dr. Lechleiter's request, the compensation committee approved that no increases be made to his 2010 salary or incentive targets.

Executive Compensation Philosophy

Our strategy is to create value by accelerating the flow of innovative new medicines that provide improved outcomes for individual patients. We aim to discover, develop, or acquire innovative new therapies—medicines that make a real difference for patients and deliver clear value for payers. In addition, we must continually improve productivity in all that we do. To achieve these goals, we must attract, engage, and retain highly-talented individuals who are committed to the company's core values of integrity, excellence, and respect for people. Our compensation and benefits programs are based on these objectives:

- *Compensation should reflect individual and company performance.* We link all employees' pay to individual and company performance.
  - —As employees assume greater responsibilities, more of their pay is linked to company performance and shareholder returns.
  - —We seek to deliver above-market compensation given top-tier individual and company performance, but below-market compensation where individual performance falls short of expectations and/or company performance lags the industry.
  - —We design our programs to be simple and clear, so that employees can easily understand how their efforts affect their pay.
  - —Our incentive programs use hard metrics (sales, earnings, and total shareholder return) that can be objectively measured against our peer companies.
  - —We balance the objectives of pay-for-performance and employee retention. Even during downturns in company performance, the program should continue to motivate and engage successful, high-achieving employees.

Executive Compensation Philosophy:

- *Individual and company performance*
- *Long-term focus*
- *Efficient and egalitarian*
- *Consideration of both internal relativity and competitive pay*

- *Compensation should foster a long-term focus.* A long-term focus is critical to success in our industry and is consistent with our goal of retaining highly talented employees as they build their careers. Throughout the company, a competitive benefits program aids retention. As employees progress to higher levels of the organization, a greater portion of compensation is tied to our longer-term performance.
- *Compensation should be based on the level of job responsibility and reflect the market.* We seek internal pay relativity, meaning that pay differences among jobs should be commensurate with differences in job responsibility and impact. We aim to remain competitive with the pay of other premier employers with whom we compete for talent.
- *Compensation should be egalitarian and efficient.* We seek to deliver superior long-term shareholder returns and to share value created with employees in a cost-effective manner. While compensation will always reflect differences in job responsibilities, geographies, and marketplace considerations, the overall structure of compensation and benefits programs should be broadly similar across the organization.

The Committee's Processes and Analyses

The compensation committee uses several tools to help it structure compensation programs that meet company objectives. Among those are:

- *Assessment of individual performance.* Individual performance has a strong impact on compensation.
  - —The independent directors, under the direction of the lead director, meet with the CEO in private session at the beginning of the year to agree upon the CEO's performance objectives for the year. At the end of the year, the independent directors meet in executive session to review the performance of the CEO based on his or her achievement of the agreed-upon objectives, contribution to the company's performance, ethics and integrity, and other leadership accomplishments. This evaluation is shared with the CEO by the lead director and is used by the compensation committee in setting the CEO's compensation.
  - —For the other executive officers, the committee receives a performance assessment and compensation recommendation from the CEO and also exercises its judgment based on the board's interactions with the executive officer. As with the CEO, the executive's performance evaluation is based on the executive's achievement of objectives established between the executive and his or her supervisor, the executive's contribution to the company's performance, ethics and integrity, and other leadership attributes and accomplishments.

Compensation Committee Tools:

- *Individual metrics*
- *Company metrics*
- *Peer group analysis*
- *External advisor*

- *Assessment of company performance.* The committee uses company performance measures in two ways:
  - —In establishing total compensation ranges, the committee uses as a reference point the performance of the company and its peer group with respect to sales, earnings per share, return on assets, return on equity, and total shareholder return.
  - —The committee establishes specific company performance measures that determine payouts under the company's cash and equity formula-based incentive programs.
- *Peer group analysis.* The committee compares the company's programs with a peer group of global pharmaceutical companies: Abbott Laboratories; Amgen Inc.; AstraZeneca plc; Bristol-Myers Squibb Company; GlaxoSmithKline plc; Hoffmann-La Roche Inc.; Johnson & Johnson; Merck & Co., Inc.; Novartis AG; Pfizer Inc.; Sanofi-Aventis; Schering-Plough Corporation; and Wyeth. Pharmaceutical companies' needs for

scientific and sales and marketing talent are unique to the industry and we must compete with these companies for talent. The committee uses the peer group data in two ways:

—*Overall competitiveness.* The committee uses aggregated data and both company and individual performance as a reference point to ensure that the executive compensation program as a whole is competitive, meaning within the broad middle range of comparative pay at peer companies when the company achieves the targeted performance levels. The committee does not target a specific position within the range.

—*Individual competitiveness.* The committee compares the overall pay of individual executives, if the jobs are sufficiently similar to make the comparison meaningful. The individual's pay is driven primarily by individual and company performance and internal relativity, rather than the peer group data; the peer group data is used as a "market check" to ensure that individual pay remains within the broad middle range of peer group pay. The committee does not target a specific position within the range.

The peer group is reviewed for appropriateness at least every three years. The group was reviewed in June 2008, and the new group was used for purposes of 2009 compensation decisions. The committee added four new companies (AstraZeneca plc, Hoffmann-La Roche Inc., Novartis AG, and Sanofi-Aventis) because over time the number of comparator companies had decreased due to industry consolidation. The committee desired an expanded peer group to have a better representation of companies that are direct competitors for our products, operate in a similar business model, and employ people with the unique skills required to operate an established biopharmaceutical company. The committee also considered market cap as of December 31, 2007 and 2007 revenue as measures of size; with the exception of Johnson & Johnson, all peer companies were between one-half to three times Lilly with regard to both measures. The committee included Johnson & Johnson, despite its size, because it competes directly with Lilly for talent at all management levels.

- *CEO compensation.* To provide further assurance of independence, the compensation recommendation for the CEO is developed by the committee's independent consultant (Frederic W. Cook and his firm, Frederic W. Cook & Co., Inc.) with limited support from company staff. The Cook firm prepares analyses showing competitive CEO compensation among the peer group for the individual elements of compensation and total direct compensation. Mr. Cook develops a range of recommendations for any change in the CEO's base salary, annual incentive target, equity grant value, and equity mix. The recommendations take into account the peer competitive pay analysis, expected future pay trends, and importantly, the position of the CEO in relation to other senior company executives and proposed pay actions for all key employees of the company. The range allows the committee to exercise its discretion based on the CEO's individual performance and other factors. The CEO has no prior knowledge of the recommendations and normally takes no part in the recommendations, committee discussions, or decisions. For 2010, Dr. Lechleiter requested that no increases be made to his base salary or incentive targets.

Executive Compensation for 2009

Overview—Establishment of Overall Pay

In making its pay decisions for 2009, the committee reviewed 2008 company performance data and peer group data as discussed above, and also considered expected competitive trends in executive pay. That review showed:

- *Company performance.* In 2008, the company performed in the upper tier of the peer group in adjusted earnings per share growth, sales growth, return on assets, and return on equity and in the lower tier in one-year and five-year total shareholder return.
- *Pay relative to peer group.* The company's total pay to executive officers for 2008 was in the broad middle range of the peer group.

The committee determined the following:

- *Program elements.* The 2009 program consisted of base salary, a cash incentive bonus award, and two forms of performance-based equity grants: PAs and SVAs. Executives also received the company employee benefits package. This program balances the mix of cash and equity compensation, the mix of current and longer-term compensation, the mix of financial and market goals, and the security of foundational benefits in a way that furthers the compensation objectives discussed above.
- *Pay ranges and mix of pay elements.* The company generally maintained the same pay ranges and mix of pay elements as in 2008. The committee believes this overall program continues to provide cost-effective delivery of total compensation that:
  —encourages retention and employee engagement by delivering competitive cash and equity components
  —maintains a strong link to company performance and shareholder returns through a balanced equity incentive program without encouraging excessive risk-taking
  —maintains appropriate internal pay relativity, and
  —provides opportunity for total pay within the broad middle range of expected peer-group pay given company performance comparable to that of our peers.

2009 Target Compensation
The graphs below show the balance of target compensation determined by the committee.


Lechleiter
34%
13%
19%
34%
Paul
30%
21%
19%
30%
Carmine
33%
17%
16%
34%
Rice
33%
19%
15%
33%
Armitage
29%
23%
18%
30%
Fixed
Performance based
Base
Bonus
PA
SVA
Cash
Long-term equity

2009 Actual Compensation
The graphs below show the ratio of pay elements in actual compensation received for 2009.


Lechleiter
59%
12%
9%
0%
SVA
Paul
53%
19%
28%
0%
SVA
Carmine
54%
4%
17%
25%
Rice
58%
18%
24%
0%
SVA
Armitage
51%
21%
28%
0%
SVA

Base salary and bonus amounts are shown in the Summary Compensation Table. The PA payout for 2009 performance is shown in the table on page 44. The SVA payout for 2007-2009 performance was zero for all named executive officers except Mr. Carmine, who was not an officer when the award was granted. Mr. Carmine's payout is shown in the Options Exercised and Stock Vested in 2009 table.

Base Salary
In setting base salaries for 2009, the committee considered the following:

- *The corporate budget*. The corporate budget for salary increases was established based on company performance for 2008, expected performance for 2009, and a reference to general external trends. The objective of the budget is to allow salary increases to retain, motivate, and reward successful performers while maintaining affordability within the company's business plan. Individual pay increases can be more or less than the budget amount depending on individual performance, but aggregate increases must stay within the budget. The aggregate increases for the named executive officers and the other executive officers were within the corporate budget of four percent.

Base Salary Considerations:
- *Corporate budget*
- *Individual performance*
- *Internal relativity*
- *Peer group data*

- *Internal relativity*, meaning the relative pay differences between different job levels.
- *Peer group data* specific to certain positions in which the jobs were viewed as comparable in content and importance. We used the peer-group data as a market check for reasonableness and competitiveness. The salaries, as determined by the other factors, were within the broad middle range of expected competitive pay and, therefore, no further adjustments were necessary for competitiveness.

Change in base salary ($000's)

Name	2008	2009	Percentage Increase
Dr. Lechleiter	$1,400	$1,500	7%
Dr. Paul	$1,006	$1,026	2%
Mr. Carmine	$ 880	$ 924	5%
Mr. Rice	$ 850	$ 901	6%
Mr. Armitage	$ 785	$ 816	4%

- *Individual performance*. As described above under "The Committee's Processes and Analyses," base salary increases were driven largely by individual performance assessments.
  —In assessing Dr. Lechleiter's 2008 performance, the independent directors considered the company's and Dr. Lechleiter's accomplishment of objectives that had been established at the beginning of the year and their own subjective assessment of his performance. They noted that under Dr. Lechleiter's leadership in 2008, the company:
    - exceeded sales and earnings targets

• successfully transitioned through the change in leadership with Mr. Taurel retiring at the end of 2008

• aggressively expanded the product portfolio through business development transactions, including the acquisition of ImClone Systems Incorporated

• implemented wide-ranging productivity improvements, including reducing layers of management.

In establishing Dr. Lechleiter's base salary, the committee also considered his assumption of the additional role of chairman of the board in 2009.

—With regard to Dr. Paul, the committee considered Lilly Research Laboratories' progress with respect to pipeline goals, cycle time reductions, and transformation efforts, as well as his already-strong compensation.

—The committee considered Mr. Carmine's effective leadership in driving strong operating results and reinforcing a culture of transparency, ethics, and compliance.

—The committee noted Mr. Rice's continued strong leadership of the financial component, fostering a culture of controls and compliance, and overall contributions to company strategy.

—With regard to Mr. Armitage, the committee recognized his continued leadership in shaping intellectual-property policy to foster innovation and driving a corporate culture of compliance and transparency.

Cash Incentive Bonuses

The company's annual cash bonus program aligns employees' goals with the company's sales and earnings growth objectives for the current year. Cash incentive bonuses for all management employees worldwide, as well as most nonmanagement employees in the U.S., are determined under The Eli Lilly and Company Bonus Plan (the bonus plan). Under the plan, the company sets bonus targets for all participants at the beginning of each year. Bonus payouts range from zero to 200 percent of target amounts depending on the company's financial results relative to predetermined performance measures. At the end of the performance period, the committee has discretion to adjust a bonus payout downward (but not upward) from the amount yielded by the formula for executive officers.

The committee considered the following when establishing the 2009 awards:

Bonus targets (as a percentage of base salary):

Name	2008	2009	Change
Dr. Lechleiter	140%	140%	0%
Dr. Paul	85%	90%	5%
Mr. Carmine	85%	90%	5%
Mr. Rice	80%	80%	0%
Mr. Armitage	80%	80%	0%

• *Bonus targets.* Bonus targets (expressed as a percentage of base salary) were based on job responsibilities, internal relativity, and peer group data. Consistent with our compensation objectives, as executives assume greater responsibilities, more of their pay is linked to company performance. For three named executive officers, the committee maintained the same bonus targets as 2008; for two named executive officers, targets were increased in order to appropriately reflect internal relativity and maintain cash compensation within the broad middle range of expected competitive pay, given median peer-group performance.

Bonus Weighting:
25% sales growth
75% adjusted EPS growth

Targets:
3% sales growth
7% adjusted EPS growth

• *Company performance measures.* The committee established 2009 company performance measures with a 25 percent weighting on sales growth and a 75 percent weighting on growth in adjusted EPS (reported EPS adjusted as described below under "Adjustments for Certain Items"). This mix of performance measures focuses employees appropriately on improving both top-line sales and bottom-line earnings, with special emphasis on earnings in order to tie rewards directly to productivity improvements. The measures are also effective motivators because they are easy for employees to track and understand.

In establishing the 2009 target growth rates, the committee considered the expected 2009 performance of our peer group, based on published investment analyst estimates. The target growth rates of three percent for sales and seven percent for adjusted EPS were slightly above the median expected growth rates for our peer group. These targets were aligned with our compensation objectives of producing above-target payouts if the company outperformed the peer group and below-target payouts if company performance lagged the peer group. Payouts were determined by this formula:

(0.25 x sales multiple) + (0.75 x adjusted EPS multiple) = bonus multiple

Bonus multiple X bonus target X base salary earnings = payout

2009 sales and adjusted EPS multiples are illustrated by these charts:



2009 Sales Multiple
Sales Multiple
2.5
2.0
1.5
1.0
0.5
0.0
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
target
actual
≤-7%
-5%
-3%
-1%
1%
3%
5%
7%
9%
11%
≥13%
Sales Growth

2009 pro forma sales of $21,836 million represented 5.3 percent growth over 2008 pro forma sales of $20,732 million and resulted in a sales multiple of 1.23.



2009 Adjusted EPS Growth
Adjusted EPS Multiple
2.5
2.0
1.5
1.0
0.5
0.0
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
target
actual
≤-3%
-1%
1%
3%
5%
7%
9%
11%
13%
15%
≥17%
Adjusted EPS Growth

2009 pro forma adjusted EPS of $4.42 represented growth of 15.7 percent over 2008 pro forma adjusted EPS of $3.82 and resulted in an EPS multiple of 1.87.

Together, the sales multiple and the adjusted EPS multiple yielded a bonus multiple of 1.71.

(0.25 x 1.23) + (0.75 x 1.87) = 1.71 bonus multiple

See page 37 for a reconciliation of 2009 reported and pro forma sales and adjusted EPS.

Equity Incentives—Total Equity Program
We employ two forms of equity incentives granted under the 2002 Lilly Stock Plan: performance awards (PAs) and shareholder value awards (SVAs). These incentives are designed to focus our leaders on long-term shareholder value: SVAs have a three-year performance period and PAs, beginning in 2009, have a two-year performance period. For executive officers, PAs pay out in restricted stock units that vest one year after the

performance period. Executive officers are required to hold net shares they earn from SVAs for one year after payout. The following chart shows the holding periods for PA and SVA grants over time:


Holding Periods for PAs and SVAs
2007
2008
2009
2010
2011
2012
2013
2007 PA
2008 PA
2009 PA
2009-2010 PA
2010-2011 PA
2007-2009 SVA
2008-2010 SVA
2009-2011 SVA
2010-2012 SVA
Performance Period
Restricted Stock Units
Performance Period
Required Holding Period

Equity Compensation:
- *Performance metrics of growth in adjusted EPS and share price are objective and align with shareholder interests*
- *Target grant values set based on internal relativity, performance, and peer data*
- *2009 target grant values increased for some positions*

- *Target grant values.* For 2009, the committee increased aggregate grant values for three named executives based on internal relativity, individual performance, and aggregated peer-group data suggesting that the 2008 grant values were below the broad middle range compared to those of peers. Consistent with the company's compensation objectives, individuals at higher levels received a greater proportion of total compensation in the form of equity. The committee determined that for members of senior management, a 50/50 split between PAs and SVAs appropriately balances the company financial performance and shareholder equity return metrics of the two programs. Target values for 2009 equity grants for the named executive officers were as follows:

Target grant values ($000's)

Name	2008 PA	2009 PA	2008 SVA	2009 SVA	Percentage Increase (total)
Dr. Lechleiter	$3,250	$3,750	$3,250	$3,750	15%
Dr. Paul	$1,500	$1,500	$1,500	$1,500	0%
Mr. Carmine	$1,500	$1,500	$1,500	$1,500	0%
Mr. Rice	$1,200	$1,500	$1,200	$1,500	25%
Mr. Armitage	$855	$1,000	$855	$1,000	17%

Equity Incentives—Performance Awards

PAs provide employees with shares of company stock if certain company performance goals are achieved. The awards are structured as a schedule of shares of company stock based on growth in adjusted EPS over specified time periods of one or more years. In 2009, the company granted both a one-year and a two-year award to all global management as a transition to a two-year performance period for all PAs granted beginning in 2010. (This design change was implemented in response to shareholder feedback.) The two grants in 2009 provided the opportunity for participants to receive *one and only one* PA payout each year—without skipping a year. The 2009 PA paid in February 2010, while the 2009-2010 PA will pay out in February 2011, assuming performance targets are met (see Holding Periods for PAs and SVAs chart above). The fair market value at grant for both awards was the same. Possible payouts for both PAs range from zero to 200 percent of the target amount, depending on adjusted EPS growth over the performance period. No dividends are paid on the awards during the performance period. At the end of the performance period, the committee has discretion to adjust an award payout downward (but not upward) from the amount yielded by the formula. For the 2009 grants, the committee considered the following:

Performance Awards:
- *Target EPS growth (7%) slightly above expected peer group performance*
- *Actual EPS growth 15.7%*
- *Shares earned must be held one year*
- *Two-year performance period phased in*

- *Company performance measure.* The committee established the performance measure as adjusted EPS growth. The committee believes adjusted EPS growth is an effective motivator because it is closely linked to shareholder value, is broadly communicated to the public, is easily understood by employees, and allows for objective comparisons to peer-group performance. The target growth percentage of seven percent was slightly above the median expected adjusted earnings performance of companies in our peer group over both a one-year and two-year period, based on published investment analyst estimates. Accordingly, consistent with our compensation objectives, company performance exceeding the expected peer-group median would result in above-target payouts, while company performance lagging the expected peer-group median would result in below-target payouts.

Payouts for 2009 PAs were determined according to this schedule:

2009 PA

2009 EPS	Less than $3.90	$3.90-$3.96	$3.97-$4.04	$4.05-$4.12	$4.13-$4.19	$4.20-$4.27	$4.28-$4.34	Greater than $4.34
Percent of Target	0%	50%	75%	100%	125%	150%	175%	200%

2009 pro forma adjusted EPS of $4.42 represented a growth over 2008 pro forma adjusted EPS ($3.82) of 15.7 percent. This top-tier growth within the peer group resulted in a 2009 PA payout at 200 percent of target. See page 37 for a reconciliation of 2009 reported and pro forma adjusted EPS.

Payouts for 2009-2010 PAs will be determined in 2011 based on the schedule below:

2009-2010 PA

Aggregate 2009-2010 EPS	Less than $7.87	$7.87-$8.09	$8.10-$8.33	$8.34-$8.57	$8.58-$8.81	$8.82-$9.06	$9.07-$9.31	Greater than $9.31
Percent of Target	0%	50%	75%	100%	125%	150%	175%	200%

Equity Incentives—Shareholder Value Awards

In 2007, the company replaced its stock option program with the SVA program. SVAs are structured as a schedule of shares of company stock based on the performance of the company's stock over a three-year period. No dividends are paid on the awards during the performance period. Payouts range from zero to 140 percent of the target amount, depending on stock performance over the period. At the end of the performance period, the committee has discretion to adjust an award payout downward (but not upward) from the amount yielded by the formula. The SVA program delivers equity compensation that is strongly linked to long-term total shareholder returns. It is more cost-effective than the stock option program it replaced because the SVA program delivers, at a lower cost to the company, an equity incentive that is equally or more effective in aligning employee interests with long-term shareholder returns. For the 2009 grants, the committee considered the following:

- *Company performance measure.* The SVA is designed to pay above target if company stock outperforms an expected compounded annual rate of return for large-cap companies and below target if company stock underperforms that rate of return. The expected rate of return used in this calculation was determined considering total return that a reasonable investor would consider appropriate for investing in a large-cap U.S. company, less the company's current dividend yield, based on input from external money managers. Executive officers receive no payout if the stock price, less three years of dividends at the current rate, does not grow over the three-year performance period—in other words, if total shareholder return for the three-year period is zero or negative.

Shareholder Value Awards:

- *Three-year performance period*
- *Target is determined by applying an expected three-year rate of return for large-cap companies*
- *Shares earned must be held one year*

The starting price for the 2009-2011 SVAs was $34.74 per share, representing the average of the closing prices of company stock for all trading days in November and December 2008. The ending price to determine payouts will be the average of the closing prices of company stock for all trading days in November and December 2011.

Payouts of the 2009-2011 SVA to executive officers will be determined by this schedule when they are paid out in early 2012:

2009-2011 SVA

Ending Stock Price	Less than $28.57	$28.57-$32.78	$32.79-$36.99	$37.00-$39.49	$39.50-$41.99	$42.00-$44.49	Greater than $44.50
Compounded Annual Growth Rate (adjusted for dividends)	Less than (6.3)%	(6.3)%-(1.9)%	(1.9)%-2.1%	2.1%-4.4%	4.4%-6.5%	6.5% -8.6%	Greater than 8.6%
Percent of Target	0%	40%	60%	80%	100%	120%	140%

Stock Options
The company stopped granting stock options in 2007. All outstanding stock options are currently "under water," meaning they have no realizable value. The stock option granted in 1999 expired in 2009, and all of the named executive officers forfeited the award having realized no value. These awards (and other expired stock options) were not replaced.

Adjustments for Certain Items
Consistent with past practice, the committee adjusted the results on which 2009 bonuses and PAs were determined to eliminate the distorting effect of certain unusual income or expense items on year-over-year growth percentages. The adjustments are intended to:

- align award payments with the underlying growth of the core business
- avoid volatile, artificial inflation or deflation of awards due to the unusual items in either the award year or the previous (comparator) year
- eliminate certain counterproductive short-term incentives—for example, incentives to refrain from acquiring new technologies or to defer disposing of underutilized assets or settling legacy legal proceedings to protect current bonus payments.

To assure the integrity of the adjustments, the committee establishes adjustment guidelines at the beginning of the year. These guidelines are consistent with the company guidelines for reporting adjusted earnings to the investment community, which are reviewed by the audit committee of the board. The adjustments apply equally to income and expense items. The compensation committee reviews all adjustments and retains "downward discretion"—i.e., discretion to reduce compensation below the amounts that are yielded by the adjustment guidelines.

For the 2009 awards calculation, the committee made these adjustments to EPS:

- For both 2009 and 2008: Eliminated the impact of (i) significant asset impairments and restructuring charges and (ii) one-time accounting charges for the acquisition of in-process research and development
- For 2009: Eliminated the impact of special charges related to litigation and the government investigations noted below
- For 2008: Eliminated the impact of (i) the ImClone Systems Incorporated acquisition, (ii) a one-time benefit to income resulting from settlement of a tax audit, and (iii) special charges related to the resolution of government investigations of prior sales and marketing practices of the company.

In addition, to eliminate the distorting effect of the acquisition of ImClone Systems Incorporated (completed in late November 2008) on year-over-year growth rates, the committee adjusted sales and EPS for 2008 on a pro forma basis as if the acquisition had been completed at the beginning of 2008.

The adjustments were intended to align award payments more closely with underlying business growth trends and eliminate volatile swings (up or down) caused by the unusual items. This is demonstrated by the 2007, 2008, and 2009 adjustments:


Percent Growth vs. Prior Years
25
20
15
10
5
0
-5
-10
-15
2007 reported
2007 adjusted
2008 reported
2008 adjusted
2009 reported
2009 adjusted
Sales Growth
EPS Growth

Reconciliations of the adjustments to our reported sales and earnings per share are below. The shaded numbers are the growth percentages used to calculate payouts under the compensation programs.

	2009	2008	% Growth 2009 vs. 2008	2007	% Growth 2008 vs. 2007
Sales as reported ($ millions)	$21,836.0	$20,371.9	7.2%	$18,633.5	9.3%
Pro forma ICOS adjustment	—	—		$72.7	
Eliminate ImClone sales in 2008	—	($35.6)		—	
Subtotal—adjusted for ImClone sales only	$21,836.0	$20,336.3		$18,706.2	8.7%
Pro forma ImClone adjustment	—	$324.7		—	
Sales—pro forma adjusted (sales and royalties)	$21,836.0	$20,732.2	5.3%	$18,706.2	
EPS as reported	$3.94	($1.89)	NM	$2.71	NM
Eliminate net impact associated with ImClone acquisition	—	$4.46		—	
Eliminate IPR&D charges for acquisitions and in-licensing transactions	$0.05	$0.10		$0.63	
Eliminate asset impairments, restructuring and other special charges (including charges related to litigation and government investigations)	$0.42	$1.54		$0.21	
Eliminate benefit from resolution of IRS audit	—	($0.19)		—	
Proforma ICOS adjustment	—	—		($0.01)	
EPS—pro forma adjusted (ICOS only)	$4.42	$4.02		$3.54	13.6%
Pro forma ImClone adjustment	—	($0.20)			
EPS—pro forma adjusted (ImClone only)	$4.42	$3.82	15.7%		

NM—Not meaningful
Numbers in the 2009 column do not add due to rounding.

Equity Incentive Grant Mechanics and Timing
The committee approves target grant values for equity incentives prior to the grant date. On the grant date, those values are converted to shares based on:

- the closing price of company stock on the grant date
- the same valuation methodology the company uses to determine the accounting expense of the grants under Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718.

The committee's procedure for the timing of equity grants assures that grant timing is not being manipulated for employee gain. The annual equity grant date for all eligible employees is in mid-February. The committee establishes this date well in advance—typically in October. The mid-February grant date timing is driven by these considerations:

- It coincides with the company's calendar-year-based performance management cycle, allowing supervisors to deliver the equity awards close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.
- It follows the annual earnings release by approximately two weeks, so that the stock price at that time can reasonably be expected to fairly represent the market's collective view of our then-current results and prospects.

Grants to new hires and other off-cycle grants are effective on the first trading day of the following month.

Employee and Post-Employment Benefits
The company offers core employee benefits coverage to:

- provide our global workforce with a reasonable level of financial support in the event of illness or injury
- enhance productivity and job satisfaction through programs that focus on work/life balance.

The benefits available are the same for all U.S. employees and include medical and dental coverage, disability insurance, and life insurance.

In addition, the 401(k) plan and The Lilly Retirement Plan (the retirement plan) provide a reasonable level of retirement income reflecting employees' careers with the company. U.S. employees are eligible to participate in these plans. To the extent that any employee's retirement benefit exceeds IRS limits for amounts that can be paid through a qualified plan, the company also offers a nonqualified pension plan and a nonqualified savings plan. These plans provide only the difference between the calculated benefits and the IRS limits, and the formula is the same for all U.S. employees.

The cost of both employee and post-employment benefits is partially borne by the employee, including each executive officer.

Perquisites
The company provides very limited perquisites to executive officers. The company aircraft is made available for the personal use of Dr. Lechleiter, where the committee believes the security and efficiency benefits to the company clearly outweigh the expense. Dr. Lechleiter did not use the corporate aircraft for personal flights during 2009. Until March 1, 2009, the company aircraft was made available to other executive officers for the more limited purpose of travel to outside board meetings. However, the company no longer allows this use. Depending on seat availability, family members of executive officers may travel on the company aircraft to accompany executives who are traveling on business. There is no incremental cost to the company for these trips.

The Lilly Deferred Compensation Plan
Executives may defer receipt of part or all of their cash compensation under The Lilly Deferred Compensation Plan (the deferred compensation plan). The plan allows executives to save for retirement in a tax-effective way at minimal cost to the company. Under this unfunded plan, amounts deferred by the executive are credited at an interest rate of 120 percent of the applicable federal long-term rate, as described in more detail following the Nonqualified Deferred Compensation in 2009 table on page 48.

Severance Benefits
Except in the case of a change in control of the company, the company is not obligated to pay severance to named executive officers upon termination of their employment; any such payments are at the discretion of the committee. See footnote 2 to the Potential Payments Upon Termination of Employment table on page 50 for a description of a severance arrangement for Dr. Paul.

The company has adopted a change-in-control severance pay plan for nearly all employees of the company, including the executive officers. The plan is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executives, the plan is intended to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives' own employment.

Although there are some differences in benefit levels depending on the employee's job level and seniority, the basic elements of the plan are comparable for all regular employees:

- *Double trigger.* Unlike "single trigger" plans that pay out immediately upon a change in control, the company plan generally requires a "double trigger"—a change in control followed by an involuntary loss of employment within two years thereafter. This is consistent with the purpose of the plan, which is to provide employees with a guaranteed level of financial protection upon loss of employment. A partial exception is made for outstanding PAs, a portion of which would be paid out upon a change in control on a pro-rated basis for time worked based on the forecasted payout level at the time of the change in control. The committee believes this partial payment is appropriate because of the difficulties in converting the company EPS targets into an award based on the surviving company's EPS. Likewise, if Lilly is not the surviving entity, a portion of outstanding SVAs is paid out on a pro-rated basis for time worked up to the change in control based on the merger price for company stock.
- *Covered terminations.* Employees are eligible for payments if, within two years of the change in control, their employment is terminated (i) without cause by the company or (ii) for good reason by the employee, each as is defined in the plan. See pages 50-52 for a more detailed discussion, including a discussion of what constitutes a change in control.
- *Two-year protections.* Employees who suffer a covered termination receive up to two years of pay and benefits protection. These provisions assure employees a reasonable period of protection of their income and core employee benefits upon which they depend for financial security.
  —*Severance payment.* Eligible terminated employees would receive a severance payment ranging from six months' to two years' base salary. Executives are all eligible for two years' base salary plus cash bonus, with bonus established as the higher of the then-current year's bonus target or the last bonus paid prior to the change in control. Beginning in October 2010, the bonus portion of this payment will be established based on bonus target only.
  —*Benefit continuation.* Basic employee benefits such as health and life insurance would be continued for up to two years following termination of employment. All executives, including named executive officers, are entitled to two years' benefit continuation. This period will be reduced to 18 months beginning in October 2010.
  —*Pension supplement.* Under the portion of the plan covering executives, a terminated employee would be entitled to a supplement of two years of

Change in Control Severance:
- *All regular employees covered*
- *Double trigger*
- *Two-year cash pay protection*
- *18-month benefit continuation*
- *Amendments effective October 2010*

age credit and two years of service credit for purposes of calculating eligibility and benefit levels under the retirement plan. This benefit will be eliminated beginning in October 2010.

- *Accelerated vesting of equity awards.* Any unvested equity awards at the time of termination of employment would become vested.
- *Excise tax.* In some circumstances, the payments or other benefits received by the employee in connection with a change in control could exceed limits established under Section 280G of the Internal Revenue Code. The employee would then be subject to an excise tax on top of normal federal income tax. Because of the way the excise tax is calculated, it can impose a large burden on some employees while similarly compensated employees will not be subject to the tax. The costs of this excise tax and associated gross-ups would be borne by the company. (Employees would pay income tax resulting from severance payments.) To avoid triggering the excise tax, payments that would otherwise be due under the plan that are up to three percent over the IRS limit will be cut back to the limit. Effective in October 2010, this cutback threshold will be raised to five percent above the IRS limit.

Share Ownership and Retention Guidelines; Hedging Prohibition

Share ownership and retention guidelines help to foster a focus on long-term growth. The committee has adopted a guideline requiring the CEO to own company stock valued at least five times his or her annual base salary. The committee revised the guidelines in 2009 for other executive officers to require ownership of a fixed number of shares based on position rather than a multiple of salary. The fixed number of shares eliminates volatility in the share ownership requirements that can occur with sharp movements in share price. Until the guideline level is reached, the executive officer must retain all existing holdings as well as 50 percent of net shares resulting from new equity payouts. Our executives have a long history of maintaining extensive holdings in company stock, and all established executive officers already meet or exceed the guideline. All new executive officers are on track to meet or exceed the guideline within the next few years. Dr. Lechleiter currently holds shares valued, as of year-end 2009, at over 11 times his salary. The following table shows the required share levels for the named executive officers:

Executive	Prior Share Requirement	Revised Share Requirement	Meets Requirement
Dr. Lechleiter	five times base salary		Yes
Dr. Paul	54,393	55,000	Yes
Mr. Carmine	49,897	55,000	Yes
Mr. Rice	42,407	55,000	Yes
Mr. Armitage	42,008	42,000	Yes

Executive officers are also required to retain all shares received from the company equity programs, net of acquisition costs and taxes, for at least one year, even once share requirements have been met. For PAs, this requirement is met by paying the award in the form of restricted stock units. As a result, executive officers experienced the same type of financial loss from the decline in stock value during 2009 as other company shareholders. Employees are not permitted to hedge their economic exposures to company stock through short sales or derivative transactions.

Tax Deductibility Cap on Executive Compensation

U.S. federal income tax law prohibits the company from taking a tax deduction for certain compensation paid in excess of $1,000,000 to certain executive officers. However, performance-based compensation is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation objectives.

We have taken steps to qualify all incentive awards (bonuses, PAs, and SVAs) for full deductibility as "performance-based compensation." The committee may make payments that are not fully deductible if, in its judgment, such payments are necessary to achieve the company's compensation objectives and to protect shareholder interests. For 2009, the non-deductible compensation under this law was slightly less than the portion of each of Dr. Lechleiter's and Dr. Paul's base salaries that exceeded $1,000,000 as shown in the Summary Compensation Table.

Executive Compensation Recovery Policy and Other Risk Mitigation Tools

All incentive awards are subject to forfeiture prior to payment upon termination of employment or for disciplinary reasons. In 2009, the committee adopted an expanded executive compensation recovery policy applicable to executive officers. The company can recover incentive compensation (cash or equity) that was based on achievement of financial results that were subsequently the subject of a restatement if the executive officer engaged in intentional misconduct that caused or partially caused the need for the restatement and the effect of the wrongdoing was to increase the amount of bonus or incentive compensation. The expanded policy also permits the recovery or "claw back" of all or a portion of any incentive compensation or payment in the case of materially inaccurate financial statements or material errors in the performance calculation, whether or not they result in a restatement and whether or not the executive officer has engaged in wrongful conduct. Recoveries under this "no-fault" provision cannot extend back more than two years.

The recovery policy applies to any incentive compensation awarded or paid to an employee at a time when he or she is an executive officer. Subsequent changes in status, including retirement or termination of employment, do not affect the company's rights to recover compensation under the policy.

In addition to the executive compensation recovery policy, the committee and management have implemented compensation-program design features to mitigate the risk of compensation programs encouraging misconduct or excessive risk-taking. First, incentive programs are designed using a diversity of meaningful financial metrics (growth in total shareholder return, measured over three years, net sales, and EPS, measured over one and two years), thus providing a balanced approach between short- and long-term performance. The committee reviews incentive programs each year against the objectives of the programs, assesses any features that could encourage excessive risk-taking, and makes changes as necessary. Second, management has implemented effective controls that minimize unintended and willful reporting errors.

The committee does not believe it is practical to apply a specific claw-back policy to SVAs since it is very difficult to isolate the amount, if any, by which the stock price might benefit from misstated earnings over a three-year performance period. In this case, the committee has the authority to exercise downward discretion to reduce or withhold payouts.

2010 Compensation Actions

Several changes to the company's executive compensation program will take effect in 2010:

- In light of the business challenges the company faces, Dr. Lechleiter requested that he receive no increase in base salary or incentive targets in 2010. The committee agreed to maintain his 2009 compensation package for 2010.
- The transition from a one-year PA to a two-year PA will be completed, and PA targets will be revised to have a threshold payout of 50 percent of target (rather than zero) and a maximum payout of 150 percent of target (rather than 200 percent).
- Changes to the change in control severance pay plans that generally reduce benefits are effective October 2010.
- Changes to the retirement and retiree medical plans that reduce benefits for employees retiring prior to age 65 were effective January 2010.

Compensation Committee Report

The compensation committee ("we" or "the committee") evaluates and establishes compensation for executive officers and oversees the deferred compensation plan, the company's management stock plans, and other management incentive, benefit, and perquisite programs. Management has the primary responsibility for the company's financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the "Compensation Discussion and Analysis" found on pages 28-40 of this proxy statement. The committee is satisfied that the "Compensation Discussion and Analysis" fairly and completely represents the philosophy, intent, and actions of the committee with regard to executive compensation. We recommended to the board of directors that the "Compensation Discussion and Analysis" be included in this proxy statement for filing with the SEC.

Compensation Committee
Karen N. Horn, Ph.D., Chair
Michael L. Eskew
J. Erik Fyrwald
R. David Hoover
Ellen R. Marram

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value ($)[4]	All Other Compensation ($)[5]	Total Compensation ($)
John C. Lechleiter, Ph.D.[1] Chairman, President, and Chief Executive Officer	2009 2008 2007	$1,483,333 $1,339,125 $1,149,083	$11,250,000 $ 8,125,000 $ 4,972,500	$0 $0 $0	$3,551,100 $2,709,053 $2,160,277	$4,553,125 $2,221,597 $ 921,394	$90,091 $87,107 $70,761	$20,927,649 $14,481,882 $ 9,274,015
Steven M. Paul, M.D. Executive Vice President, Science and Technology and President, Lilly Research Laboratories	2009 2008 2007	$1,023,450 $1,000,250 $ 960,333	$ 4,500,000 $ 3,750,000 $ 3,000,000	$0 $0 $0	$1,575,090 $1,309,327 $1,534,613	$2,302,595 $1,586,474 $ 738,461	$16,682 $18,372 $13,500	$ 9,417,817 $ 7,664,423 $ 6,246,907
Bryce D. Carmine Executive Vice President and President, Lilly Bio-Medicines	2009 2008	$ 916,667 $ 783,113	$ 4,500,000 $ 3,750,000	$0 $0	$1,410,750 $1,006,135	$1,776,537 $1,158,720	$57,001 $53,497	$ 8,660,955 $ 6,751,465
Derica W. Rice Executive Vice President, Global Services and Chief Financial Officer	2009 2008 2007	$ 892,500 $ 834,117 $ 747,583	$ 4,500,000 $ 3,000,000 $ 2,137,500	$0 $0 $0	$1,220,940 $1,027,632 $1,054,093	$ 977,741 $ 455,226 $ 194,469	$54,838 $86,034 $78,787	$ 7,646,019 $ 5,403,009 $ 4,212,432
Robert A. Armitage Senior Vice President and General Counsel	2009 2008 2007	$ 811,167 $ 778,767 $ 741,667	$ 3,000,000 $ 2,137,500 $ 2,137,500	$0 $0 $0	$1,109,676 $ 959,441 $1,045,750	$ 775,287 $ 536,284 $ 297,722	$49,902 $53,138 $45,551	$ 5,746,032 $ 4,465,130 $ 4,268,190

[1]*Supplement to the Summary Compensation Table.* As discussed in the "Compensation Discussion and Analysis," both a one-year and a two-year PA were granted in 2009, as part of our transition to a two-year award, which was implemented in response to shareholder feedback. The two grants in 2009 provided the opportunity for participants to receive *one and only one* PA payout each year—without skipping a year. For each member of global management (including executive officers), the grant date fair market value of the one-year and two-year awards was the same. The supplemental table below shows total 2009 compensation for Dr. Lechleiter, including one PA grant, which the company believes is more representative of his annual compensation. In addition, changes in interest rates resulted in a significant change in pension value in 2009 (see footnote 4 below). The change in pension value has been restated using the same interest-rate assumption used in 2008.

Name and Principal Position	Year	Salary ($)	**Stock Awards ($)**	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	**Change in Pension Value ($)**	All Other Compensation ($)	**Total Compensation ($)**
John C. Lechleiter, Ph.D. Chairman, President and Chief Executive Officer	2009 2008 2007	$1,483,333 $1,339,125 $1,149,083	**$7,500,000** $8,125,000 $4,972,500	$0 $0 $0	$3,551,100 $2,709,053 $2,160,277	**$3,280,584** $2,221,597 $ 921,394	$90,091 $87,107 $70,761	**$15,905,108** $14,481,882 $ 9,274,015

Without these two factors, Dr. Lechleiter's reported compensation would have increased 9.8 percent over 2008, which is consistent with his promotion to CEO during 2008, his assumption of the role of chairman of the board in 2009, and the company's strong financial performance for 2009. The increase in Dr. Lechleiter's 2009 total compensation includes increases to his base salary, bonus target, and equity grant targets and reflects strong company performance measured by growth in revenue and EPS, but lagging performance in total shareholder return. (See the "Compensation Discussion and Analysis" for key company performance metrics and their impact on Dr. Lechleiter's 2009 compensation.)

[2]These columns show the grant date fair value of awards computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). Values for awards subject to performance conditions (PAs) are computed based upon the probable outcome of the performance condition as of the grant date. (See the table on page 34 for target grant values for the 2008 and 2009 equity awards.) A discussion of assumptions used in calculating award values may be found in Note 8 to our 2009 audited financial statements in our Form 10-K.

The table below shows the minimum and maximum possible payout for each PA grant included in the "Stock Awards" column of the Summary Compensation Table (actual payouts for 2009 PAs are shown on page 44).

Name	Award Type	Payout Date	Minimum Payout	Maximum Payout
Dr. Lechleiter	2009 PA 2009-2010 PA	January 2010 January 2011	$0 $0	$7,500,000 $7,500,000
Dr. Paul	2009 PA 2009-2010 PA	January 2010 January 2011	$0 $0	$3,000,000 $3,000,000
Mr. Carmine	2009 PA 2009-2010 PA	January 2010 January 2011	$0 $0	$3,000,000 $3,000,000
Mr. Rice	2009 PA 2009-2010 PA	January 2010 January 2011	$0 $0	$3,000,000 $3,000,000
Mr. Armitage	2009 PA 2009-2010 PA	January 2010 January 2011	$0 $0	$2,000,000 $2,000,000

[3]Payments for 2009 performance were made in March 2010 under the bonus plan. No bonus was paid to a named executive officer except as part of a non-equity incentive plan.

[4]The amounts in this column are the change in pension value for each individual, calculated by our actuary. The increase in incremental values in 2009 over 2008 was driven largely by the decrease in the discount rate from 6.9 percent in 2008 to 6.0 percent in 2009, reflecting changes in interest rates. The impact of this change is shown for Dr. Lechleiter in the supplemental table in footnote 1 above. Dr. Paul's increase in value was also affected by 10 years of additional service credit described on page 48. No named executive officer received preferential or above-market earnings on deferred compensation.

[5]The table below shows the components of the "All Other Compensation" column for 2007 through 2009, which includes the company match for each individual's savings plan contributions, tax reimbursements, and perquisites.

Name	Year	Savings Plan Match	Tax Reimbursements[1]	Perquisites	Other	Total "All Other Compensation"
Dr. Lechleiter	2009 2008 2007	$89,000 $80,348 $68,945	$1,091 $6,759 $1,816	$0 $0 $0	$0 $0 $0	$90,091 $87,107 $70,761
Dr. Paul	2009 2008 2007	$14,700 $13,800 $13,500	$1,982 $4,572 $0	$0 $0 $0	$0 $0 $0	$16,682 $18,372 $13,500
Mr. Carmine	2009 2008	$55,000 $46,987	$2,001 $6,510	$0 $0	$0 $0	$57,001 $53,497
Mr. Rice	2009 2008 2007	$53,550 $50,047 $44,855	$1,288 $6,246 $15,030[3]	$0 $29,741[2] $0	$0 $0 $18,902[4]	$54,838 $86,034 $78,787
Mr. Armitage	2009 2008 2007	$48,670 $46,726 $44,500	$1,232 $6,412 $1,051	$0 $0 $0	$0 $0 $0	$49,902 $53,138 $45,551

[1]These amounts reflect tax reimbursements for expenses for each executive's spouse to attend certain company functions involving spouse participation. Beginning in 2010, the company will no longer reimburse executive officers for these taxes. For Mr. Rice, these amounts include taxes on income imputed for use of the corporate aircraft to attend outside board meetings.

[2]The incremental cost of Mr. Rice's use of the corporate aircraft was $25,839 in 2008. The amount in this column also includes Mrs. Nelson-Rice's expenses to attend certain company functions involving spouse participation. We calculate the incremental cost to the company of any personal use of the corporate aircraft based on the cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar and parking costs, and smaller variable costs, offset by any time-share lease payments by the executive. Since the company-owned aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of the company-owned aircraft, and the cost of maintenance not related to trips. As of March 1, 2009, executive officers are no longer permitted to use corporate aircraft to attend outside board meetings.

[3]For Mr. Rice, this amount includes $13,051 in tax reimbursements in 2007 for the payment described in footnote 4 below.

[4]Reimbursement for an over-withholding of taxes by the company in a prior year when Mr. Rice was on an overseas assignment.

We have no employment agreements with our named executive officers. However, Dr. Paul and Mr. Armitage have been credited with additional years of service (see page 48).

Grants of Plan-Based Awards During 2009

The compensation plans under which the grants in the following table were made are generally described in the "Compensation Discussion and Analysis" and include the bonus plan (a non-equity incentive plan) and the 2002 Lilly Stock Plan (which provides for PAs, SVAs, stock options, restricted stock grants, and stock units).

Name	Grant Date	Compensation Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible and Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options[3]	Grant Date Fair Value of Equity Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (# shares)	Target (# shares)	Maximum (# shares)		
Dr. Lechleiter	—	—	$51,917	$2,076,667	$4,153,333					
	2/9/2009[4]	12/15/2008				51,839	103,677	207,354		$3,750,000
	2/9/2009[5]	12/15/2008				54,953	109,906	219,812		$3,750,000
	2/9/2009[6]	12/15/2008				48,749	121,872	170,621	0	$3,750,000
Dr. Paul	—	—	$23,028	$921,105	$1,842,210					
	2/9/2009[4]	12/15/2008				20,736	41,471	82,942		$1,500,000
	2/9/2009[5]	12/15/2008				21,981	43,962	87,924		$1,500,000
	2/9/2009[6]	12/15/2008				19,500	48,749	68,250	0	$1,500,000
Mr. Carmine	—	—	$20,625	$825,000	$1,650,000					
	2/9/2009[4]	12/15/2008				20,736	41,471	82,942		$1,500,000
	2/9/2009[5]	12/15/2008				21,981	43,962	87,924		$1,500,000
	2/9/2009[6]	12/15/2008				19,500	48,749	68,250	0	$1,500,000
Mr. Rice	—	—	$17,850	$714,000	$1,428,000					
	2/9/2009[4]	12/15/2008				20,736	41,471	82,942		$1,500,000
	2/9/2009[5]	12/15/2008				21,981	43,962	87,924		$1,500,000
	2/9/2009[6]	12/15/2008				19,500	48,749	68,250	0	$1,500,000
Mr. Armitage	—	—	$16,223	$648,933	$1,297,867					
	2/9/2009[4]	12/15/2008				13,824	27,647	55,294		$1,000,000
	2/9/2009[5]	12/15/2008				14,654	29,308	58,616		$1,000,000
	2/9/2009[6]	12/15/2008				13,000	32,499	45,499	0	$1,000,000

[1]These columns show the threshold, target, and maximum payouts for performance under the bonus plan. As described in the section titled "Cash Incentive Bonuses" in the "Compensation Discussion and Analysis," bonus payouts range from zero to 200 percent of target. The bonus payment for 2009 performance has been made based on the metrics described, at 171 percent of target, and is included in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation."

[2]These columns show the range of payouts targeted for 2009 performance under the 2002 Lilly Stock Plan as described in the sections titled: "Equity Incentives—Performance Awards" and "Equity Incentives—Shareholder Value Awards" in the "Compensation Discussion and Analysis." PA payouts range from zero to 200 percent of target. SVA payouts range from zero to 140 percent of target.

[3]No stock options were granted in 2009. The company stopped granting stock options in 2007.

[4]These rows show the 2009 PA grants. The 2009 PA payout is shown in more detail below.

[5]These rows show the 2009-2010 PA grants. The 2009-2010 PA payout will be determined in January 2011.

[6]These rows show the 2009-2011 SVA grants. The payout for the 2009-2011 SVA will be determined in January 2012.

The two-year PA, granted in 2009, will pay out in January 2011 based on cumulative EPS for 2009 and 2010. The transitional one-year PA, granted in 2009, paid out in January 2010, and the named executive officers received the restricted share units shown in the table below. For 2009 performance, payouts were 200 percent of target. To receive a PA payout, a participant must have remained employed with the company through December 31, 2009 (except in the case of death, disability, or retirement). In addition, an employee who was an executive officer at the time of grant and an employee at the time of payout received payment in restricted share units. No dividends accrue on either PAs or SVAs during the performance period. Non-preferential dividends are accrued during the PAs' one-year restriction period and are paid upon vesting. Each executive was awarded the restricted stock units identified in the table below, and the units will remain restricted (and subject to forfeiture if the executive resigns) until February 2011, at which time the units will be paid out in the form of shares. Beginning in 2010, the threshold payout for PAs will be 50 percent of target (rather than zero) and the maximum payout will be 150 percent of target (rather than 200 percent).

Name	Performance Awards	Value at Payout
Dr. Lechleiter	207,354	$7,497,921
Dr. Paul	82,942	$2,999,183
Mr. Carmine	82,942	$2,999,183
Mr. Rice	82,942	$2,999,183
Mr. Armitage	55,294	$1,999,431

SVAs granted in 2009 will pay out at the end of the three-year performance period according to the schedule on page 35 of the "Compensation Discussion and Analysis."

Outstanding Equity Awards at December 31, 2009

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Dr. Lechleiter						121,872[2]	$4,352,049
						86,413[3]	$3,085,808
						219,812[4]	$7,849,487
				207,354[5]	$7,404,611		
				111,041[6]	$3,965,274		
	140,964	$56.18	2/9/2016				
	127,811	$55.65	2/10/2015				
	200,000	$73.11	2/14/2014				
	120,000	$57.85	2/15/2013				
	120,000[8]	$75.92	2/17/2012				
	60,000	$79.28	10/4/2011				
	10,000	$88.41	12/17/2010				
	100,000	$88.41	12/17/2010				
Dr. Paul						48,749[2]	$1,740,827
						39,883[3]	$1,424,222
						87,924[4]	$3,139,766
				82,942[5]	$2,961,859		
				51,249[6]	$1,830,102		
				5,000[7]	$ 178,550		
	72,289	$56.18	2/28/2015				
	85,207	$55.65	2/10/2015				
	120,000	$73.11	2/14/2014				
	50,000	$57.85	2/15/2013				
	46,000	$75.92	2/17/2012				
	23,000	$79.28	10/4/2011				
	75,900	$73.98	2/18/2011				
	25,000	$88.41	12/17/2010				
	25,000	$88.41	12/17/2010				
	50,000	$88.41	12/17/2010				
Mr. Carmine						48,749[2]	$1,740,827
						39,883[3]	$1,424,222
						87,924[4]	$3,139,766
				82,942[5]	$2,961,859		
				51,249[6]	$1,830,102		
	37,651	$56.18	2/9/2016				
	42,604	$55.65	2/10/2015				
	55,000	$73.11	2/14/2014				
	57,000	$57.85	2/15/2013				
	50,000	$75.92	2/17/2012				
	23,000	$79.28	10/4/2011				
	50,600	$73.98	2/18/2011				
Mr. Rice						48,749[2]	$1,740,827
						31,906[3]	$1,139,363
						87,924[4]	$3,139,766
				82,942[5]	$2,961,859		
				40,999[6]	$1,464,074		
	30,000	$52.54	4/29/2016				
	27,108	$56.18	2/9/2016				
	23,077	$55.65	2/10/2015				
	25,000	$73.11	2/14/2014				
	11,200	$57.85	2/15/2013				
	10,000	$75.92	2/17/2012				
	5,000	$79.28	10/4/2011				
	12,000	$73.98	2/18/2011				
Mr. Armitage						32,499[2]	$1,160,539
						22,733[3]	$ 811,795
						58,616[4]	$2,093,177
				55,294[5]	$1,974,549		
				29,213[6]	$1,043,196		
	54,217	$56.18	2/9/2016				
	53,254	$55.65	2/10/2015				
	80,000	$73.11	2/14/2014				
	80,000	$57.85	2/15/2013				
	23,800	$75.92	2/17/2012				
	7,000	$79.28	10/4/2011				
	23,100	$73.98	2/18/2011				

[1]These options vested as listed in the table below by expiration date. In addition, Dr. Paul's options expiring February 28, 2015 vested on February 10, 2009, and his options expiring December 17, 2010 were granted outside of the normal annual cycle and vested in three installments, as follows: 25 percent on December 19, 2005; 25 percent on December 18, 2008; and 50 percent on November 2, 2009.

Expiration Date	Vesting Date
04/29/2016	05/01/2009
02/09/2016	02/10/2009
02/10/2015	02/11/2008
02/14/2014	02/19/2007
02/15/2013	02/17/2006

Expiration Date	Vesting Date
02/17/2012	02/18/2005
10/04/2011	10/03/2003
02/18/2011	02/20/2004
12/17/2010	12/18/2003

[2]SVAs granted for the 2009-2011 performance period that will end December 31, 2011. The number of shares reported in the table reflects the target payout, which will be made if the average closing stock price in November and December 2011 is between $39.50 and $41.99. Actual payouts may vary from zero to 140 percent of target. Had the performance period ended at year-end 2009, the payout would have been 60 percent of target. Should this award pay out, Dr. Paul will receive a prorated payout in January 2012, reflecting his retirement after 14 months of the three-year performance period.

[3]SVAs granted for the 2008-2010 performance period that will end December 31, 2010. The number of shares reported in the table reflects the target payout, which will be made if the average closing stock price in November and December 2010 is between $62.00 and $65.99. Actual payouts may vary from zero to 140 percent of target. Had the performance period ended at year-end 2009, the payout would have been zero. Should this award pay out, Dr. Paul will receive a prorated payout in January 2011, reflecting his retirement after 26 months of the three-year performance period.

[4]Maximum number of PA shares that could pay out in January 2011 for 2009-2010 performance provided performance goals are met. Any shares resulting from this award will pay out in the form of restricted stock units, vesting February 2012. Should this award pay out, Dr. Paul will receive a prorated payout in February 2012, reflecting his retirement after 14 months of the two-year performance period.

[5]PA paid out in January 2010 as restricted stock units for 2009 performance. These shares will vest in February 2011.

[6]PA shares paid out in January 2009 for 2008 performance. These shares vested in February 2010.

[7]These shares were forfeited upon Dr. Paul's retirement on February 28, 2010.

[8]Dr. Lechleiter transferred 118,683 shares of this option to a trust for the benefit of his children, and these shares vested on April 30, 2002. 50,734 shares of this option are held in trust for the benefit of Dr. Lechleiter's children, and the remainder has been transferred back to Dr. Lechleiter.

Options Exercised and Stock Vested in 2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Dr. Lechleiter	0	$0	73,354[3] 0[4]	$2,700,894 $0
Dr. Paul	0	$0	44,256[3] 0[4]	$1,629,506 $0
Mr. Carmine	0	$0	—[3] 6,192[4]	— $223,903
Mr. Rice	0	$0	31,532[3] 0[4]	$1,161,008 $0
Mr. Armitage	0	$0	31,532[3] 0[4]	$1,161,008 $0

[1]Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise. All outstanding stock options are currently under water.

[2]Amounts reflect the market value of the stock on the day the stock vested.

[3]With the exception of Mr. Carmine (who was not an executive officer when these awards were granted), these shares

represent PAs issued in January 2008 (as restricted stock grants) for company performance in 2007 and were subject to forfeiture until they vested in February 2009.

[4]For Mr. Carmine, these shares represent a payout of the SVA granted for the 2007-2009 performance period, which vested on December 31, 2009. Mr. Carmine (along with all other participants who were not executive officers at the time of grant) received a payout at 60 percent of target. This SVA did not pay out for any executive officer, because the company's stock was below $63.00.

Retirement Benefits

We maintain two plans to provide retirement income to U.S. employees, including executive officers:

- *The 401(k) plan,* a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Participants may elect to contribute a portion of their salary to the plan, and the company provides matching contributions on employees' contributions, in the form of company stock, up to six percent of base salary. The employee contributions, company contributions, and earnings thereon are paid out in accordance with elections made by the participant. See the Summary Compensation Table for information about company contributions to the named executive officers.
- *The retirement plan,* a tax-qualified defined benefit plan that provides monthly benefits to retirees. See the Summary Compensation Table for additional information about the value of these pension benefits.

Sections 401 and 415 of the Internal Revenue Code generally limit the amount of annual pension that can be paid from a tax-qualified plan ($195,000 in 2009) as well as the amount of annual earnings that can be used to calculate a pension benefit ($245,000 in 2009). However, since 1975, the company has maintained a nonqualified pension plan that pays retirees the difference between the amount payable under the retirement plan and the amount they would have received without the retirement plan's limits. The nonqualified pension plan is unfunded and subject to forfeiture in the event of bankruptcy.

The following table shows benefits that the named executive officers are entitled to under the retirement plan and the nonqualified pension plan.

Pension Benefits in 2009

Name	Plan	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Dr. Lechleiter[2]	retirement plan	30	$1,031,202	
	nonqualified plan	30	$13,041,165	
	total		$14,072,367	$0
Dr. Paul[3]	retirement plan	17	$489,493	
	nonqualified plan	17	$8,506,726	
	total		$8,996,219	$0
Mr. Carmine[4]	retirement plan	34	$1,313,142	
	nonqualified plan	34	$6,036,729	
	total		$7,349,871	$0
Mr. Rice	retirement plan	20	$364,482	
	nonqualified plan	20	$1,871,870	
	total		$2,236,352	$0
Mr. Armitage[5]	retirement plan	10	$266,953	
	nonqualified plan	10	$2,181,780	
	total		$2,448,733	$0

[1]The calculation of the present value of the accumulated benefit assumes a discount rate of 6.0 percent, mortality RP 2000CH (post-retirement decrement only), and a joint and survivor benefit of 50 percent until age 62 and 25 percent thereafter.

[2]Dr. Lechleiter is currently eligible for early retirement. He qualifies for approximately five percent less than his full retirement benefit. Early retirement benefits are further described below.

[3]Dr. Paul retired effective February 28, 2010 and qualified for a full retirement benefit. His additional service credit, described below, increased the present value of his nonqualified pension benefit, shown above, by $3,306,938.

[4]Mr. Carmine is currently eligible for full retirement benefits.

[5]Mr. Armitage is currently eligible for early retirement. His additional service credit, described below, increased the present value of his nonqualified pension benefit by $440,772. The amount shown above is approximately two percent less than his full retirement benefit.

The retirement plan benefits shown in the table are net present values. The benefits are not payable as a lump sum; they are generally paid as a monthly annuity for the life of the retiree and any qualifying survivor. The annual benefit under the retirement plan is calculated using the average of the annual earnings for the highest five out of the last 10 years of service (final average earnings). Annual earnings covered by the retirement plan consist of salary and bonus calculated for the amount of bonus paid (rather than credited) and for the year in which earnings are paid (rather than earned or credited). In addition, for years prior to 2003, the calculation includes PA payouts. The amount of the benefit also depends on the retiree's age and years of service at the time of retirement. In general, for benefits accrued before January 1, 2010, benefit calculations were based on "points," with an employee's points equaling the sum of his or her age plus years of service. Benefits accrued on or after January 1, 2010 are based on years of service. Eligible employees who retired prior to January 1, 2010 could retire (i) at age 65 with at least five years of service, (ii) at age 62 with at least 80 points, or (iii) with 90 or more points and receive an unreduced benefit for service through December 31, 2009 and could elect early retirement with reduced benefits as described below:

- Employees with between 80 and 90 points could retire with a benefit that is reduced by three percent for each year that the employee has left to reach 90 points or age 62.
- Employees who have less than 80 points, but who reached age 55 and have at least 10 years of service, could retire with a benefit that is reduced as described above and is further reduced by six percent for each year that the employee has left to reach 80 points or age 65.

For employees hired on or after February 1, 2008 and for all employees beginning January 1, 2010, the retirement plan was amended, in part, to modify the benefit formula used to calculate benefits accruing thereafter. Eligible employees who retire on or after January 1, 2010 can retire at 65 with at least five years of service and receive an unreduced benefit. Pension benefits under the amended retirement plan are reduced for employees retiring before age 65.

For retirees with spouses, domestic partners, or unmarried dependents, the plan will pay survivor annuity benefits upon the retiree's death at 25, 50, or 75 percent of the retiree's annuity benefit, depending on the employee's elections. Election of the higher survivor benefit will result in a lower annuity payment during the retiree's life. All U.S. retirees, or their eligible survivors, are entitled to medical insurance under the company's plans.

Following the recruitment by the company and Dr. Paul of his successor, Dr. Jan Lundberg, Dr. Paul retired on February 28, 2010. Pursuant to a 2004 agreement with the company, Dr. Paul was entitled to 10 years of additional service credit for purposes of his pension (but not other benefits) and a full pension benefit unreduced for early retirement if he remained employed past age 60 or was terminated by the company before age 60 for reasons other than cause. In conjunction with the company's hiring of Dr. Lundberg, the company requested and Dr. Paul agreed that he would move his retirement date forward. As a result, he was eligible for a full pension benefit unreduced for early retirement. When Mr. Armitage joined the company in 1999, the company agreed to provide him with a retirement benefit based on his actual years of service and earnings at age 60. Since Mr. Armitage reached age 60 with 8.75 years of service, for purposes of determining eligibility and calculating his early retirement reduction, he has been treated as though he has 20 years of service. The additional service credit made him eligible to begin reduced benefits 15 months early, but did not change the timing or amount of his unreduced benefits (shown in the Pension Benefits in 2009 table). A grant of additional years of service credit to any employee must be approved by the compensation committee of the board of directors.

Nonqualified Deferred Compensation in 2009

Name	Plan	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)[3]
Dr. Lechleiter	nonqualified savings	$74,300	$74,300	$78,336		$974,482
	deferred compensation	$1,354,526	—	$277,899		$5,840,317
	total	$1,428,826	$74,300	$356,235	$0	$6,814,799
Dr. Paul	nonqualified savings	$0	$0	$45,843		$541,320
	deferred compensation	$0	—	$0		$0
	total	$0	$0	$45,843	$0	$541,320
Mr. Carmine	nonqualified savings	$40,300	$40,300	$36,953		$338,827
	deferred compensation	$503,068	—	$71,912		$1,538,182
	total	$543,368	$40,300	$108,864	$0	$1,877,010
Mr. Rice	nonqualified savings	$38,850	$38,850	$19,368		$301,614
	deferred compensation	$0	—	$0		$0
	total	$38,850	$38,850	$19,368	$0	$301,614
Mr. Armitage	nonqualified savings	$33,970	$33,970	$40,681		$420,986
	deferred compensation	$936,235	—	$228,035		$4,761,489
	total	$970,205	$33,970	$268,716	$0	$5,182,475

[1]The amounts in this column are also included in the Summary Compensation Table, in the "Salary" column (nonqualified savings) or the "Non-Equity Incentive Plan Compensation" column (deferred compensation).

[2]The amounts in this column are also included in the Summary Compensation Table, in the "All Other Compensation" column as a portion of the savings plan match.

[3]Of the totals in this column, the following amounts have previously been reported in the Summary Compensation Table for this year and for previous years:

Name	2009 ($)	Previous Years ($)	Total ($)
Dr. Lechleiter	$1,503,126	$3,879,530	$5,382,656
Dr. Paul	$0	$218,711	$218,711
Mr. Carmine	$583,668	$410,795	$994,463
Mr. Rice	$77,700	$182,604	$260,304
Mr. Armitage	$1,004,175	$3,706,384	$4,710,559

The Nonqualified Deferred Compensation in 2009 table above shows information about two company programs: the nonqualified savings plan and the deferred compensation plan. The nonqualified savings plan is designed to allow each employee to contribute up to six percent of his or her base salary, and receive a company match, beyond the contribution limits prescribed by the IRS with regard to 401(k) plans. This plan is administered in the same manner as the 401(k) plan, with the same participation and investment elections. Executive officers and other U.S. executives may also defer receipt of all or part of their cash compensation under the deferred compensation plan. Amounts deferred by executives under this plan are credited with interest at 120 percent of the applicable federal long-term rate as established the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code with monthly compounding, which was 5.2 percent for 2009 and is 4.9 percent for 2010. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the compensation committee. All deferral elections and associated distribution schedules are irrevocable. Both plans are unfunded and subject to forfeiture in the event of bankruptcy.

Potential Payments Upon Termination or Change in Control
The following table describes the potential payments and benefits under the company's compensation and benefit plans and arrangements to which the named executive officers would be entitled upon termination of employment. Except for (i) certain terminations following a change in control of the company, as described below, and (ii) certain pension arrangements as shown below and described under "Retirement Benefits" above, there are no agreements, arrangements, or plans that entitle named executive officers to severance, perquisites, or other enhanced benefits upon termination of their employment. Any agreement to provide such payments or benefits to a terminating executive officer (other than following a change in control) would be at the discretion of the compensation committee.

Potential Payments Upon Termination of Employment (as of December 31, 2009)

	Cash Severance Payment	Incremental Pension Benefit (present value)	Continuation of Medical / Welfare Benefits (present value)[1]	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/09)	Excise Tax Gross-Up	Total Termination Benefits
Dr. Lechleiter						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control	$10,102,200	$1,882,018	$60,211	$0	$4,406,961	$16,451,390
Dr. Paul[2]						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$2,000,000	$3,669,082	$0	$0	$0	$5,669,082
• Involuntary or good reason termination after change in control	$0	$0	$0	$0	$0	$0
Mr. Carmine						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control	$4,669,500	$121,986	$24,000	$0	$1,647,735	$6,463,221
Mr. Rice						
• Voluntary termination	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control	$4,243,880	$215,303	$24,000	$3,827,164	$3,516,816	$11,827,163
Mr. Armitage						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control	$3,852,152	$456,749	$24,000	$0	$1,527,014	$5,859,915

[1]See "Accrued Pay and Regular Retirement Benefits" and "Change-in-Control Severance Pay Plan—Continuation of medical and welfare benefits" below.

[2]Following the successful recruitment of his successor, the company asked and Dr. Paul agreed that to accommodate a smooth transition, Dr. Paul would retire February 28, 2010, a change from his plan to retire later in the year (see page 48 for more information about Dr. Paul's retirement benefits). Dr. Paul received the severance payment shown upon his retirement.

Accrued Pay and Regular Retirement Benefits. The amounts shown in the previous table do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

- accrued salary and vacation pay.
- regular pension benefits under the retirement plan and the nonqualified pension plan. See "Retirement Benefits" on page 47. The amounts shown in the table above as "Incremental Pension Benefit" are explained below.

- welfare benefits provided to all U.S. retirees, including retiree medical and dental insurance. The amounts shown in the table above as "Continuation of Medical / Welfare Benefits" are explained below.
- distributions of plan balances under the 401(k) plan and the nonqualified savings plan. See the narrative following the Nonqualified Deferred Compensation in 2009 table for information about the 401(k) plan, the deferred compensation plan, and the nonqualified savings plan.
- the value of accelerated vesting of certain unvested equity grants upon retirement. Under the company's stock plans, employees who terminate employment while retirement-eligible receive accelerated vesting of unvested stock options (except for options granted in the 12 months before retirement, which are forfeited), outstanding PAs and SVAs (which are paid on a reduced basis for time worked during the performance period), and restricted stock awarded in payment of previous PAs.
- the value of option continuation upon retirement. When an employee terminates prior to retirement, his or her stock options are terminated 30 days thereafter. However, when a retirement-eligible employee terminates, his or her options remain in force until the earlier of five years after retirement or the option's normal expiration date.

Deferred Compensation. The amounts shown in the table do not include distributions of plan balances under the deferred compensation plan. Those amounts are shown in the Nonqualified Deferred Compensation in 2009 table.

Death and Disability. A termination of employment due to death or disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally.

Termination for Cause. Executives receive no severance or enhanced pension or medical benefits and forfeit any unvested equity grants.

Change-in-Control Severance Pay Plan. As described in the "Compensation Discussion and Analysis" under "Severance Benefits," the company maintains a change-in-control severance pay plan (CIC plan) for nearly all employees, including the named executive officers. The CIC plan defines a change in control very specifically, but generally the terms include the occurrence of, or entry into, an agreement to do one of the following:
(i) acquisition of 15 percent (20 percent beginning October 20, 2010) or more of the company's stock;
(ii) replacement by the shareholders of one third (one half beginning October 20, 2010) or more of the board of directors; (iii) consummation of a merger, share exchange, or consolidation of the company; or (iv) liquidation of the company or sale or disposition of all or substantially all of its assets. The amounts shown in the table for "involuntary or good reason termination after change in control" are based on the following assumptions and plan provisions:

- *Covered terminations.* The table assumes a termination of employment that is eligible for severance under the terms of the current plan, based on the named executive's compensation, benefits, age, and service credit at December 31, 2009. Eligible terminations include an involuntary termination for reasons other than for cause, or a voluntary termination by the executive for good reason, within two years following the change in control.
  —A termination of an executive officer by the company is for cause if it is for any of the following reasons: (i) the employee's willful and continued refusal to perform, without legal cause, his or her material duties, resulting in demonstrable economic harm to the company; (ii) any act of fraud, dishonesty, or gross misconduct resulting in significant economic harm or other significant harm to the business reputation of the company; or (iii) conviction of or the entering of a plea of guilty or *nolo contendere* to a felony.
  —A termination by the executive officer is for good reason if it results from: (i) a material diminution in the nature or status of the executive's position, title, reporting relationship, duties, responsibilities, or authority, or the assignment to him or her of additional responsibilities that materially increase his or her workload; (ii) any reduction in the executive's then-current base salary; (iii) a material reduction in the executive's opportunities to earn incentive bonuses below those in effect for the year prior to the change in control; (iv) a material reduction in the executive's employee benefits from the benefit levels in effect immediately prior to the change in control; (v) the failure to grant to the executive stock options, stock units, performance shares, or similar incentive rights during each 12-month period following the change in control on the basis of a number of shares or units and all other material terms at least as favorable to the executive as those rights granted to him or her on an annualized average basis for the three-year period immediately prior to the change in control; or (vi) relocation of the executive by more than 50 miles.
- *Cash severance payment.* Represents the CIC plan benefit of two times the employee's 2009 annual base salary plus two times the employee's cash bonus for 2009 under the bonus plan.
- *Incremental pension benefit.* Represents the present value of an incremental nonqualified pension benefit of two years of age credit and two years of service credit that is provided under the CIC plan. The

incremental pension benefit will be discontinued October 20, 2010. The following standard actuarial assumptions were used to calculate each individual's incremental pension benefit:

Discount rate:	6.0 percent
Mortality (post-retirement decrement only):	RP 2000CH
Joint and survivor benefit (% of pension):	50% until age 62; 25% thereafter

- *Continuation of medical and welfare benefits.* Represents the present value of the CIC plan's guarantee, for two years following a covered termination, of continued coverage equivalent to the company's current active employee medical, dental, life, and long-term disability insurance. Effective October 20, 2010, the coverage period will be reduced to 18 months. The same actuarial assumptions were used to calculate continuation of medical and welfare benefits as were used to calculate incremental pension benefits, with the addition of an assumed COBRA rate of $12,000 per year.
- *Acceleration and continuation of equity awards.* Under the CIC plan, upon a covered termination, any unvested stock options, restricted stock, or other equity awards would vest, and options would be exercisable for up to three years following termination. Payment of SVAs is accelerated in the case of a change in control in which Lilly is not the surviving entity. In the event of a change in control, the three retirement-eligible named executive officers, Dr. Lechleiter, Mr. Carmine, and Mr. Armitage, would retire, and their unvested equity awards would vest according to their terms. The amount in this column represents the previously unamortized expense that would be recognized in connection with the acceleration of Mr. Rice's unvested equity grants. In addition, the named executive officer who is not retirement-eligible, Mr. Rice, would receive the benefit under the CIC plan of continuation of his outstanding stock options for up to three years following termination of employment. There would be no incremental expense to the company for this continuation because the options have already been fully expensed.
- *Excise tax reimbursement.* Upon a change in control, employees may be subject to certain excise taxes under Section 280G of the Internal Revenue Code. The company has agreed to reimburse the affected employees for those excise taxes as well as any income and excise taxes payable by the executive as a result of the reimbursement. The amounts in the table are based on a 280G excise tax rate of 20 percent and a 40 percent federal, state, and local income tax rate. To reduce the company's exposure to these reimbursements, the employee's severance will be cut back by up to three percent (five percent effective October 20, 2010) if the effect is to avoid triggering the excise tax under Section 280G.

Payments Upon Change in Control Alone. In general, the CIC plan is a "double trigger" plan, meaning payments are made only if the employee suffers a covered termination of employment within two years following the change in control. Employees do not receive payments upon a change in control alone, except that upon consummation of a change in control a partial payment of outstanding PAs would be made, reduced to reflect the portion of the performance period worked prior to the change in control. Likewise, in the case of a change in control in which Lilly is not the surviving entity, SVAs will pay out based on the change-in-control stock price and be prorated for the portion of the three-year performance period elapsed.

Ownership of Company Stock

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of company common stock beneficially owned by the directors, the named executive officers, and all directors and executive officers as a group, as of February 2, 2010.

The table shows shares held by named executive officers in the 401(k) plan, shares credited to the accounts of outside directors in the Lilly Directors' Deferral Plan, and total shares beneficially owned by each individual, including the shares in these two plans. In addition, the table shows restricted stock units that will be issued as shares of common stock at the end of the restriction period and shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 2, 2010. All of the stock options shown are currently under water.

Name	401(k) Plan Shares	Directors' Deferral Plan Shares[1]	Total Shares Owned Beneficially[2]	Restricted Stock Units[3]	Stock Options Exercisable Within 60 Days of February 2, 2010
Ralph Alvarez	—	4,040	4,040	—	—
Robert A. Armitage	2,518	—	84,371	55,294	321,371
Sir Winfried Bischoff	—	21,260	23,260	—	11,200
Bryce D. Carmine	5,472	—	81,212	82,942	315,855
Michael L. Eskew	—	8,826	8,826	—	—
Martin S. Feldstein, Ph.D.	—	19,449	20,449	—	8,400
J. Erik Fyrwald	—	24,425	24,525	—	—
Alfred G. Gilman, M.D., Ph.D.	—	27,822	27,822	—	14,000
R. David Hoover	—	5,748	6,748	—	—
Karen N. Horn, Ph.D.	—	41,975	41,975	—	14,000
John C. Lechleiter, Ph.D.	15,497	—	273,942[4]	207,354	878,775
Ellen R. Marram	—	19,449	20,449	—	5,600
Douglas R. Oberhelman	—	4,040	4,040	—	—
Steven M. Paul, M.D.	1,054	—	77,937	82,942	572,396
Franklyn G. Prendergast, M.D., Ph.D.	—	34,071	34,071	—	14,000
Derica W. Rice	6,374	—	87,557	82,942	143,385
Kathi P. Seifert	—	29,679	33,212	—	14,000
All directors and executive officers as a group (27 people):			1,044,088		

[1]See the description of the Lilly Directors' Deferral Plan on page 18.

[2]Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to their shares. No person listed in the table owns more than 0.02 percent of the outstanding common stock of the company. All directors and executive officers as a group own 0.09 percent of the outstanding common stock of the company. The company includes restricted stock units for purposes of determining whether share ownership guidelines are met.

[3]The 2009 PAs paid out in January 2010 in restricted stock units for 2009 performance. These shares will vest in February 2011, and have no voting rights until they vest.

[4]The shares shown for Dr. Lechleiter include 12,481 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power with respect to the shares held by the foundation.

Principal Holders of Stock

To the best of the company's knowledge, the only beneficial owners of more than five percent of the outstanding shares of the company's common stock are the shareholders listed below:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. (the "Endowment") 2801 North Meridian Street Indianapolis, Indiana 46208	135,670,804 (as of 2/12/10)	11.8%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	87,117,891 (as of 12/31/09)	7.6%
PRIMECAP Management Company 225 South Lake Ave., #400 Pasadena, California 91101	64,325,375 (as of 12/31/09)	5.6%
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	63,559,644 (as of 12/31/09)	5.5%

The Endowment has sole voting and sole investment power with respect to its shares. The board of directors of the Endowment is composed of Thomas M. Lofton, chairman; N. Clay Robbins, president; Mary K. Lisher; Otis R. Bowen; William G. Enright; Daniel P. Carmichael; Charles E. Golden; Eli Lilly II; and Eugene F. Ratliff (emeritus director). Each of the directors is, either directly or indirectly, a shareholder of the company.

Capital World Investors is a division of Capital Research and Management Company. It has sole voting power with respect to 2,042,700 shares (approximately 0.18 percent of shares outstanding) and sole investment power with respect to all of its shares.

PRIMECAP Management Company acts as investment advisor to various clients. It has sole voting power with respect to 20,561,812 shares (approximately 1.79 percent of shares outstanding) and sole investment power with respect to all of its shares.

Wellington Management Company, LLP acts as investment advisor to various clients. It has shared voting power with respect to 19,155,199 shares (approximately 1.67 percent of shares outstanding) and shared investment power with respect to all of its shares.

Item 1. Election of Directors

Under the company's articles of incorporation, the board is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the annual meeting of shareholders held in 2013. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxy may be voted for a substitute director.

The board recommends that you vote FOR each of the following nominees:

- Ralph Alvarez
- Sir Winfried Bischoff
- R. David Hoover
- Franklyn G. Prendergast, M.D., Ph.D.
- Kathi P. Seifert

Biographical information about these nominees may be found on pages 6-7 of this proxy statement. Information about certain legal matters may be found on page 64.

Item 2. Proposal to Ratify the Appointment of Principal Independent Auditor

The audit committee has appointed the firm of Ernst & Young LLP as principal independent auditor for the company for the year 2010. In accordance with the bylaws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditor for the company in 2009. Representatives of Ernst & Young are expected to be present at the annual meeting and will be available to respond to questions. Those representatives will have the opportunity to make a statement if they wish to do so.

The board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditor for 2010.

Item 3. Proposal to Amend the Company's Articles of Incorporation to Provide for Annual Election of All Directors

The company's amended articles of incorporation currently provide that the board of directors is divided into three classes, with each class elected every three years. On the recommendation of the directors and corporate governance committee, the board has approved, and recommends to the shareholders for approval, amendments to provide for the annual election of all directors. This proposal was brought before shareholders in 2007, 2008, and 2009, and received the vote of more than 75 percent of the outstanding shares at each meeting; however, the proposal requires the vote of 80 percent of the outstanding shares to pass.

If approved, this proposal would become effective upon the filing of amended and restated articles of incorporation containing these amendments with the Secretary of State of Indiana, which the company would do promptly after shareholder approval is obtained. Directors elected prior to the effectiveness of the amendments would stand for election for one-year terms once their then-current terms expire. This means that directors whose terms expire at the 2011 and 2012 annual meetings of shareholders would be elected for one-year terms, and beginning with the 2013 annual meeting, all directors would be elected for one-year terms at each annual meeting. In addition, in the case of any vacancy on the board occurring after the 2010 annual meeting, including a vacancy created by an increase in the number of directors, the vacancy would be filled through an interim election by the board, with the new director to serve a term ending at the next annual meeting. At all times, directors are elected to serve for their respective terms and until their successors have been elected and qualified. This proposal would not change the present number of directors or the board's authority to change that number and to fill any vacancies or newly created directorships.

Background of Proposal

This proposal is the result of ongoing review of corporate governance matters by the board. The board, assisted by the directors and corporate governance committee, considered the advantages and disadvantages of maintaining the classified board structure and eliminating the supermajority voting provisions of the articles of incorporation (see Item 4 below). The board considered the view of some shareholders who believe that classified boards have the effect of reducing the accountability of directors to shareholders because classified boards limit the ability of shareholders to evaluate and elect all directors on an annual basis. The election of directors is the primary means for shareholders to influence corporate governance. The board gave considerable weight to the approval at the 2006 annual meeting of a shareholder proposal requesting that the board take all necessary steps to elect the directors annually, and to the 77 percent favorable vote for management's proposal in 2009 and 2008 (75 percent in 2007).

The board also considered benefits of retaining the classified board structure, which has a long history in corporate law. A classified structure may provide continuity and stability in the management of the business and affairs of the company because a majority of directors always have prior experience as directors of the company. In some circumstances classified boards may enhance shareholder value by forcing an entity seeking control of the company to initiate discussions at arm's-length with the board of the company, because the entity cannot replace the entire board in a single election. The board also considered that even without a classified board (and without the supermajority voting requirements, which the board also recommends eliminating), the company has defenses that work together to discourage a would-be acquirer from proceeding with a proposal that undervalues the company and to assist the board in responding to such proposals. These defenses include other provisions of the company's articles of incorporation and bylaws (including the prohibition on shareholders calling special meetings as discussed in Item 5), as well as certain provisions of Indiana corporation law.

The board believes it is important to maintain appropriate defenses to inadequate takeover bids, but also important to retain shareholder confidence by demonstrating that it is accountable and responsive to shareholders. After balancing these interests, the board has decided to resubmit this proposal to eliminate the classified board structure.

Text of Amendments

Article 9(b) of the company's amended articles of incorporation contains the provisions that will be affected if this proposal is adopted. This article, set forth in Appendix A to this proxy statement, shows the proposed changes with deletions indicated by strike-outs and additions indicated by underlining. The board has also adopted conforming amendments to the company's bylaws, to be effective immediately upon the effectiveness of the amendments to the amended articles of incorporation.

Vote Required

The affirmative vote of at least 80 percent of the outstanding common shares is needed to pass this proposal.

The board recommends that you vote FOR amending the company's articles of incorporation to provide for annual election of all directors.

Item 4. Proposal to Amend the Company's Articles of Incorporation to Eliminate All Supermajority Voting Requirements

Under the company's amended articles of incorporation, nearly all matters submitted to a vote of shareholders can be adopted by a majority of the votes cast. However, our articles require a few fundamental corporate actions to be approved by the holders of 80 percent of the outstanding shares of common stock (a "supermajority vote"; approved by shareholders in 1985). Those actions are:

- amending certain provisions of the articles of incorporation that relate to the number and terms of office of directors:
  —the company's classified board structure, under which directors serve staggered three-year terms
  —a provision that the number of directors shall be specified solely by resolution of the board of directors
- removing directors prior to the end of their elected term
- entering into mergers, consolidations, recapitalizations, or certain other business combinations with a "related person"—a party who has acquired at least five percent of the company's stock (other than the Lilly Endowment or a company benefit plan) without the prior approval of the board of directors.
- modifying or eliminating any of the above supermajority voting requirements.

Background of Proposal

This proposal is the result of the board's ongoing review of corporate governance matters. Each of the past three years, shareholder proposals requesting that the board take action to eliminate the supermajority voting requirements have been supported by a majority of votes cast, although by significantly less than the 80 percent of outstanding shares that would be required to approve a management proposal on the same subject.

Assisted by the directors and corporate governance committee and outside advisors, the board considered the advantages and disadvantages of maintaining its prior position of opposing the elimination of the supermajority voting requirements. The board considered that under certain circumstances, supermajority voting provisions can provide benefits to the company. The provisions can make it more difficult for one or a few large shareholders to take over or restructure the company without negotiating with the board. In the event of an unsolicited bid to take over or restructure the company, the supermajority voting provisions encourage bidders to negotiate with the board and increase the board's negotiating leverage on behalf of the shareholders. They can also give the board time to consider alternatives that might provide greater value for all shareholders.

The board also considered the potential adverse consequences of continuing to oppose elimination of the supermajority voting requirements. While it is important to the company's long-term success for the board to maintain appropriate defenses against inadequate takeover bids, it is also important for the board to maintain shareholder confidence by demonstrating that it is responsive and accountable to shareholders and committed to strong corporate governance. This requires the board to carefully balance sometimes competing interests. In this regard, the board gave considerable weight to the fact that for three consecutive years, a substantial majority of shares voted have requested that the board take steps to eliminate the supermajority voting provisions. Many shareholders believe that supermajority voting provisions impede accountability to shareholders and contribute to board and management entrenchment. If the board were to continue to oppose eliminating the supermajority vote, there is a risk that some shareholders would lose confidence in the company's governance and its board, which could threaten the company's leadership stability and ability to carry out its long-term strategies for growth and success.

The board also considered that even without the supermajority vote (and without the classified board, which the board also recommends eliminating), the company has defenses that work together to discourage a would-be acquirer from proceeding with a proposal that undervalues the company and to assist the board in responding to such proposals. These defenses include other provisions of the company's articles of incorporation and bylaws (including the prohibition on shareholders calling special meetings as discussed in Item 5), as well as certain provisions of Indiana corporation law.

Therefore, the board believes the balance of interests is best served by recommending to shareholders that the articles of incorporation be amended to eliminate the supermajority voting provisions. By recommending these amendments, the board is demonstrating its accountability and willingness to take steps that address shareholder-expressed concerns.

Text of Amendments

Articles 9(c), 9(d), and 13 of the company's amended articles of incorporation contain the provisions that will be affected if this proposal is adopted. These articles, set forth in Appendix A to this proxy statement, show the proposed changes with deletions indicated by strike-outs and additions indicated by underlining.

Vote Required

The affirmative vote of at least 80 percent of the outstanding common shares is needed to pass this proposal.

The board recommends that you vote FOR amending the company's articles of incorporation to eliminate all supermajority voting requirements.

Item 5. Shareholder Proposal on Allowing Shareholders to Call Special Meetings of Shareholders

RAM Trust Services, 45 Exchange Street, Portland, Maine 04101, on behalf of Dana Chatfield Jones, 1554 Campus Drive, Berkeley, California 94708, beneficial owner of approximately 100 shares, has submitted the following proposal:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board in maintaining its current power to call a special meeting.

This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of other shareholder efforts to improve our company's corporate governance. In 2009 the following outstanding shareholder vote was achieved:

A 2009 shareowner proposal on the Simple Majority Vote topic won more than 63% support at our annual meeting. This 63%-support also represented 51%-support from all shares outstanding. The Council of Institutional Investors **www.cii.org** recommends that management adopt shareholder proposals upon receiving their first majority vote (based on yes and no votes only).

The above voting result shows there is strong shareholder support to enhance our corporate governance. Please encourage our board to respond positively to this proposal for a shareowner right to call Special Shareowner Meetings.

Statement in Opposition to the Proposal on Allowing Shareholders to Call Special Meetings of Shareholders
The board of directors recommends that you vote against this proposal because we believe it is not in the best long-term interests of the shareholders.

The proposal is not necessary and exposes shareholders to significant risks without any proven benefit.
The company and the board are committed to good corporate governance and accountability to shareholders. The company maintains an open door to discuss matters of concern to shareholders and has taken significant steps to implement strong governance principles and to ensure accountability, including:

- requiring majority voting for the election of directors
- allowing its shareholder rights plan to expire
- seeking shareholder approval to eliminate the classified board, and
- seeking shareholder approval to eliminate all supermajority voting requirements.

The company's annual meeting of shareholders provides a regular opportunity for shareholders to raise appropriate matters of interest to the company and its shareholders, as demonstrated by proposals such as this. For those extraordinary circumstances where a matter cannot wait until the next annual meeting, a special meeting of shareholders may be called by a majority of the board of directors or the chairman of the board. And, under Indiana law and NYSE regulations, the board must obtain shareholder approval for major corporate actions such as a merger, acceptance of a takeover bid, sale of substantially all assets, or amendments to the articles of incorporation.

We believe the existing governance mechanisms ensure accountability to shareholders and that the proposal should be evaluated in the context of all of the company's corporate governance practices. The proponent contends that if shareholders cannot call special meetings, investment returns may suffer. She provides no support for this contention, and we are not aware of any support for it. On the contrary, a 2004 study by Lawrence D. Brown and Marcus L. Caylor of Georgia State University (commissioned by the proxy advisory service Institutional Shareholder Services, Inc.)[1] found that the right of shareholders to call special meetings was associated with a negative effect on returns on equity and had no significant effect on five other measures of company performance. We believe that this proposal would not enhance our governance practices and, as discussed below, would expose the company to costs and actions detrimental to shareholders.

Special meetings are costly and disruptive to the business.
Shareholder meetings are expensive and divert significant resources from the business. We must pay to prepare, print, and distribute legal disclosure documents to over 300,000 shareholders; solicit proxies; and tabulate votes. The board and management must divert time from the business to prepare for and conduct the meeting. We believe these costs and disruptions should be incurred only when the directors, in exercising their fiduciary duties, determine that there is an extraordinary matter or major strategic concern that cannot wait until the next annual meeting, not when a small group of shareholders determines it is in their own self-interest.

Special meetings could be abused by special-interest shareholder groups.
The proposal could subject the company to constant disruption from special-interest shareholder groups with an agenda not in the best interests of the company or the other shareholders. Currently, special meetings of shareholders may be called by a majority of the board of directors or the chairman of the board, who have a fiduciary duty under the law to act in the best interests of the company and the shareholders as a whole when determining whether a matter is so pressing that it must be addressed at a special meeting. The proposal would permit a single large shareholder or a small group of shareholders who have a special interest (and who have no duty to act in the best interests of the company or the shareholders at large) to use the extraordinary measure of a special meeting to serve their narrow self-interest. For example, event-driven hedge funds could use special meetings to disrupt the company's business or to facilitate their own short-term focused exit strategies. Also, would-be acquirers who seek to take over the company for an inadequate price could use special meetings to avoid negotiating with the board, which has the responsibility to protect the interests of all shareholders. In fact, if this proposal were implemented, a single 10-percent shareholder would have the ability to call a special meeting at its sole discretion, at any time, for any reason.

The board recommends that you vote AGAINST this proposal.

---

[1]Brown, L.D. and M.L. Caylor, 2004. The Correlation between Corporate Governance and Company Performance, Institutional Shareholder Services White Paper.

Item 6. Shareholder Proposal on Prohibiting CEOs from Serving on the Compensation Committee

American Federation of Labor and Congress of Industrial Organizations Reserve Fund (AFL-CIO Reserve Fund), 815 16th Street, N.W., Washington, D.C. 20006, beneficial owner of approximately 765 shares, has submitted the following proposal:

RESOLVED, The shareholders of Eli Lilly and Company (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Supporting Statement: It is a well-established tenet of corporate governance that a compensation committee must be independent of management to ensure fair and impartial negotiations of pay with individual executives. Indeed, this principle is reflected in the listing standards of the major stock exchanges.

We do not dispute that CEOs can be valuable members of other Board committees. Nonetheless, we believe that shareholder concerns about aligning CEO pay with performance argue strongly in favor of directors who can view senior executive compensation issues objectively. We are particularly concerned about CEOs on the Compensation Committee because of their potential conflicts of interest in setting the compensation of their peers.

We believe that CEOs who benefit from generous pay will view large compensation packages as necessary to retain and motivate other executives. In our view, those who benefit from stock option plans will view them as an efficient form of compensation; those who receive generous "golden parachutes" will regard them as a key element of a compensation package. Consequently, we are concerned that the inclusion of CEOs on the Compensation Committee may result in more generous pay packages for senior executives than that necessary to attract and retain talent.

In their 2004 book *"Pay Without Performance,"* law professors Lucian Bebchuk and Jesse Fried cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay.

"There are still plenty of CEOs who sit on compensation committees at other companies," said Carol Bowie, a corporate governance expert at RiskMetrics Group. "They don't have an interest in seeing CEO pay go down." (*Crain's Chicago Business, May 26, 2008.*)

Executive compensation expert Graef Crystal concurs. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate. Here's an even better idea: bar CEOs from serving on the comp committee." (*Bloomberg News column, June 22, 2009.*)

Moreover, CEOs "indirectly benefit from one another's pay increases because compensation packages are often based on surveys detailing what their peers are earning." (*The New York Times, May 24, 2006.*)

At our Company, CEO John C. Lechleiter received a 6% compensation increase in 2008 to $12.8 million including the grant date fair value of equity-based awards, despite the Company's poor performance, both in absolute terms and relative to peers. Two of the four directors on the Compensation Committee are either current or retired CEOs.

Statement in Opposition to the Proposal on Prohibiting CEOs from Serving on the Compensation Committee
The board of directors believes this proposal is not in the best long-term interests of the shareholders and recommends that you vote against it.

The board must be able to staff the compensation committee with the best mix of directors to do the job.
Compensation committees do far more than just establish compensation for the CEO. For example, the Lilly compensation committee:

- approves the company's executive pay philosophy
- approves the pay of the company's executive officers
- oversees the design and administration of the company's cash incentive bonus program for the majority of the company's employees and the equity incentive program for more than 5,000 employees
- oversees senior management succession plans.

To provide effective counsel and oversight on these wide-ranging issues, a committee should bring to the table a diversity of experiences and viewpoints. The board needs the flexibility to staff the compensation committee—and all other committees—with directors who have the right mix of experiences and skills to carry out the committees' broad fiduciary responsibilities. The board also needs the flexibility to rotate membership of all committees over time to ensure the right blend of continuity and fresh perspectives. Imposing artificial restrictions on who can serve on the compensation committee would prevent the board from staffing committees in a way that best represents the shareholders' interests.

Compensation committees can benefit from the experience of CEOs.
Business executives bring an important perspective to compensation committees: real-world, hands-on experience with executive compensation programs. Seasoned business leaders (including sitting and retired CEOs) are familiar with financial metrics, performance comparisons, and compensation program design and administration. Their experience gives executives unique insights into what makes compensation programs succeed—or fail—in:

- attracting and retaining highly talented individuals
- fostering high performance with high integrity
- aligning behaviors with the company's strategy and motivating long-term value creation without encouraging excessive risk-taking, and
- delivering pay in a cost-effective way.

By virtue of both temperament and depth of experience, business executives can be very effective serving the twin roles of counseling management and challenging management when necessary. The board should not be precluded from tapping into this expertise merely because it is held by a person who is or was a CEO.

This proposal is not necessary to align CEO pay with the shareholders' interests.
Dr. Lechleiter's pay reflects our pay-for-performance philosophy and aligns well with shareholder interests. Contrary to the proponent's claim of "poor performance," in both 2008 and 2009, the company's revenue growth and earnings growth placed it in the top tier among peer companies. Accordingly, Dr. Lechleiter and all other participating employees received above-target bonuses and PAs. However, the company's shareholder return lagged the peer group and other large-cap indices; as a result Dr. Lechleiter, and others who were executive officers at the time of grant, received no value for the 2007-2009 SVA. Even with the relatively strong bonus and PA payouts, Dr. Lechleiter's pay remains in the lower tier of the peer group. The compensation committee's strong governance processes (described on pages 26-27) ensure that shareholder interests will continue to be well-served by the committee's CEO pay decisions.

The board recommends that you vote AGAINST this proposal because it is unnecessary and would impact the effectiveness of the compensation committee and the board's overall governance.

Item 7. Shareholder Proposal on Shareholder Ratification of Executive Compensation

Gretchen Parrish, 2820 Senour Road, Indianapolis, Indiana 46239, beneficial owner of approximately 128 shares, has submitted the following proposal:

RESOLVED, the shareholders of Eli Lilly and Company recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Supporting Statement: Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance.

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Statement in Opposition to the Proposal on Shareholder Ratification of Executive Compensation

The board of directors believes that this proposal is not in the best long-term interests of the shareholders and recommends that you vote against it.

An advisory vote is an ineffective way to communicate shareholder opinions regarding our executive compensation.

The compensation committee welcomes shareholder input on executive compensation; however, a simple "up or down" advisory vote would give the committee little or no insight into what aspects of the company's programs should be addressed or how to address them. Further, voting results could be misconstrued. For example, a heavily positive vote could lead the committee to discount legitimate concerns raised by a small minority of shareholders. Likewise, a heavily negative vote could be a reaction to events unrelated to the company's executive compensation programs and could pressure the committee to make compensation changes that are not in the best long-term interests of the shareholders.

Shareholders already have an efficient and effective way to express their opinions.

The company has established an avenue for shareholders to communicate directly with the board or its committees. See "How do I contact the board of directors?" on page 4 for instructions on how shareholders can communicate with the compensation committee or board. In addition, company representatives periodically meet with shareholders and shareholder representatives to discuss governance issues and executive compensation. Finally, the committee's independent consultant routinely consults with shareholder groups and advises the committee of evolving shareholder views on executive-compensation best practices.

These communications yield results. In recent years, the committee has made a number of changes to our executive compensation programs that were influenced at least in part by shareholder views expressed to us directly:

- eliminated stock options in favor of performance-based SVAs
- extended the performance period for PAs from one to two years and added additional stock-retention periods for executive officers
- substantially reduced benefits under the change-in-control severance pay program for executives
- expanded our claw-back provision to recoup performance-based compensation from executives in the case of restatement of results or error in calculation of performance metrics
- enhanced the transparency and clarity of our disclosures on executive compensation.

We should not adopt advisory voting ahead of proposed U.S. legislation that would apply to all companies.

Legislation has been proposed in Congress that would mandate advisory votes, but the nature and scope of the advisory vote are currently under debate. We do not believe we should adopt advisory voting until the rules are clear and apply to all companies.

The board recommends that you vote AGAINST this proposal.

Item 8. Shareholder Proposal on Executives Holding Equity Awards into Retirement

American Federation of State, County and Municipal Employees Pension Plan (AFSCME Employees Pension Plan), 1625 L Street N.W., Washington, D.C. 20036-5687, beneficial owner of approximately 7,120 shares, has submitted the following proposal:

RESOLVED, that shareholders of Eli Lilly and Company ("Lilly") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before Lilly's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Supporting Statement: Equity-based compensation is an important component of senior executive compensation at Lilly. According to the Lilly 2009 proxy statement, our company pays a meaningful portion of named executive officers' total compensation in equity incentives through performance awards and shareholder value awards, aligning the interests of employees and shareholders, providing an ownership stake in the company and delivering equity compensation that is strongly linked to shareholder returns. Since 2004, Lilly named executive officers have realized more than $47 million in reported value through the exercise of 725,176 options and vesting of 521,141 shares. The six NEOs hold 1,504,458 shares outright, but hold another 4,795,270 in stock options.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008)).

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Lilly's long-term success and would better align their interests with those of Lilly shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an evergrowing incentive to focus on long-term stock price performance." **(http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)**

Lilly has a minimum stock ownership guideline requiring executives to own a number of shares of Lilly stock as a multiple of salary. The executives covered by the policy have five years in which to comply. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. Lilly also requires executives to retain net after-tax shares received from equity programs from one year. We view a more rigorous retention requirement as superior to a stock ownership policy with a one year retention guideline, because a guideline loses effectiveness once it has been satisfied and a one year retention requirement is not sufficiently long-term.

We urge shareholders to vote for this proposal.

Statement in Opposition to the Proposal on Executives Holding Equity Awards into Retirement

The board of directors believes that this proposal is not necessary given current company policies and programs and recommends that you vote against it.

We agree with the proponent's underlying premise—that meaningful, long-term stock ownership aligns executives' interests with those of the shareholders and promotes a focus on sustainable value creation. However, we believe our current policies and programs achieve this goal effectively.

Share retention guidelines require significant stock holdings by executives.

The compensation committee has established minimum share-holding requirements as described in the "Compensation Discussion and Analysis." Executive officers must hold all net shares for at least one year after payout of the award, and until the minimum-share requirements are met, executive officers must retain all existing holdings plus 50 percent of net shares from new payouts. Employees are not permitted to hedge their economic exposure to company stock that they own through short sales or derivative transactions.

The design of benefit and long-term incentive programs ensures an ownership stake in the company post retirement.

Long-term equity incentive awards do not pay out upon retirement but according to the normal payout timing for the award. For PAs, a retiring executive officer will have two awards outstanding, one of which will not pay out for at least one year following retirement. SVAs have a three-year performance period, so a retiring executive officer will have three outstanding awards: (i) one award will pay out in the year following retirement; (ii) one award will pay out in the second year following retirement; (iii) one award will pay out in the third year following retirement. Also, a retiring executive officer will have at least one grant of restricted stock units outstanding that will not vest until the specified vest date.

In addition to having an equity stake in the company, executives retiring from the company are eligible to receive a lifetime pension annuity. Lump-sum distributions from the plan are not permitted, and a majority of the benefit is not protected by a funded trust. As a result, the retiring executive has a keen interest in the company's ongoing success.

Excessive share ownership may encourage excessive risk-taking.
While we support having share ownership extend into retirement, we seek to require a reasonable ownership stake. Compensation experts agree that executives with excessive proportions of their wealth tied directly to the company may take undue risks to maximize stock price. Requiring executive officers to hold 75 percent of net shares from all equity incentive payouts while an executive officer may result in holding a disproportionate ownership stake relative to the individual's total personal wealth.

Our compensation recovery policy allows the compensation committee to "claw back" compensation paid based upon misstated financial statements up to 2 years post retirement.
Executive officers retain a financial stake in the company's performance after retirement because the company has the right to repayment of compensation paid to him or her based on materially inaccurate or misstated financial statements.

The board recommends that you vote AGAINST this proposal.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance
Under SEC rules, our directors and executive officers are required to file with the SEC reports of holdings and changes in beneficial ownership of company stock. We have reviewed copies of reports provided to the company, as well as other records and information. Based on that review, we concluded that all reports were timely filed, except that a stock unit award held by Dr. Susan Mahony, senior vice president of human resources, was inadvertently omitted from a filing. The filing was amended to include this award promptly after the issue was discovered.

Certain Legal Matters
In 2007, the company received two demands from shareholders that the board of directors cause the company to take legal action against current and former directors and others for allegedly causing damage to the company through improper marketing of Evista®, Prozac®, and Zyprexa®. In accordance with procedures established under the Indiana Business Corporation Law (Ind. Code § 23-1-32), the board has appointed a committee of independent persons to consider the demands and determine what action, if any, the company should take in response. Since January 2008, we have been served with seven shareholder derivative lawsuits: *Lambrecht, et al. v. Taurel, et al.*, filed January 17, 2008, in the United States District Court for the Southern District of Indiana; *Staehr, et al. v. Eli Lilly and Company, et al.*, filed March 27, 2008, in Marion County Superior Court in Indianapolis, Indiana; *Waldman, et al. v. Eli Lilly and Company, et al.*, filed February 11, 2008, in the United States District Court for the Eastern District of New York; *Solomon v. Eli Lilly and Company, et al.*, filed March 27, 2008, in Marion County Superior Court in Indianapolis, Indiana; *Robbins v. Taurel, et al.*, filed April 9, 2008, in the United States District Court for the Eastern District of New York; *City of Taylor General Employees Retirement System v. Taurel, et al.*, filed April 15, 2008, in the United States District Court for the Eastern District of New York; and *Zemprelli v. Taurel, et al.*, filed June 24, 2008, in the United States District Court for the Southern District of Indiana. Two of these lawsuits were filed by the shareholders who served the demands described above. All seven lawsuits are nominally filed on behalf of the company, against various current and former directors and officers and allege that the named officers and directors harmed the company through the improper marketing of Zyprexa, and in certain suits, Evista and Prozac. The Zemprelli suit also claims that certain defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Each of the current directors, other than Mr. Alvarez, Mr. Eskew, Mr. Hoover, and Mr. Oberhelman, are named in the suits. We believe these lawsuits are without merit and are prepared to defend against them vigorously.

Other Information Regarding the Company's Proxy Solicitation
We will pay all expenses in connection with our solicitation of proxies. We will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to and obtaining instructions from persons for whom they hold stock of the company. We expect to solicit proxies primarily by mail, but directors, officers, and other employees of the company may also solicit in person or by telephone, fax, or electronic mail. We have retained Georgeson Inc. to assist in the distribution and solicitation of proxies. Georgeson may solicit proxies by personal interview, telephone, fax, mail, and electronic mail. We expect that the fee for those services will not exceed $17,500 plus reimbursement of customary out-of-pocket expenses.

By order of the board of directors,

James B. Lootens
Secretary

March 8, 2010

Appendix A

Proposed Amendments to the Company's Articles of Incorporation
Proposed changes to the company's articles of incorporation are shown below related to Items 3 and 4, "Items of Business To Be Acted Upon at the Meeting." The changes shown to Article 9(b) will be effective if "Item 3. Proposal to Amend the Company's Articles of Incorporation to Provide for Annual Election of All Directors" (pages 55-56) receives the vote of at least 80 percent of the outstanding shares. The changes to Articles 9(c), 9(d), and 13 will be effective if "Item 4. Proposal to Amend the Company's Articles of Incorporation to Eliminate All Supermajority Voting Requirements" (pages 56-57) receives the vote of at least 80 percent of the outstanding shares. Additions are indicated by underlining and deletions are indicated by strike-outs.

. . . . .

9. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation or exclusion of the powers conferred by statute:

(a) The number of directors of the Corporation, exclusive of directors who may be elected by the holders of any one or more series of Preferred Stock pursuant to Article 7(b) (the "Preferred Stock Directors"), shall not be less than nine, the exact number to be fixed from time to time solely by resolution of the Board of Directors, acting by not less than a majority of the directors then in office.

(b) ~~The~~ Prior to the 2011 annual meeting of shareholders, the Board of Directors (exclusive of Preferred Stock Directors) shall be divided into three classes, with the term of office of one class expiring each year. ~~At the annual meeting of shareholders in 1985, five directors of the first class shall be elected to hold office for a term expiring at the 1986 annual meeting, five directors of the second class shall be elected to hold office for a term expiring at the 1987 annual meeting, and six directors of the third class shall be elected to hold office for a term expiring at the 1988 annual meeting.~~ Commencing with the annual meeting of shareholders in ~~1986~~2011, each class of directors whose term shall then expire shall be elected to hold office for a ~~three~~ one-year term expiring at the next annual meeting of shareholders. In the case of any vacancy on the Board of Directors occurring after the 2010 annual meeting of shareholders, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve ~~for the remainder of the term of the director being replaced or, in the case of an additional director, for the remainder of the term of the class to which the director has been assigned.~~ until the next annual meeting of shareholders. All directors shall continue in office until the election and qualification of their respective successors in office. ~~When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so assigned among the classes by a majority of the directors then in office, though less than a quorum, as to make all classes as nearly equal in number as possible.~~ No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Election of directors need not be by written ballot unless the By-laws so provide.

(c) Any director or directors (exclusive of Preferred Stock Directors) may be removed from office at any time, but only for cause and only by the affirmative vote of ~~at least 80% of the votes entitled to be cast by holders of all the outstanding shares~~ the holders of Voting Stock (as defined in Article 13 hereof), voting together as a single class.

~~(d) Notwithstanding any other provision of these Amended Articles of Incorporation or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or these Amended Articles of Incorporation, the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article 9.~~

. . . . .

13. In addition to all other requirements imposed by law and these Amended Articles and except as otherwise expressly provided in paragraph (c) of this Article 13, none of the actions or transactions listed below shall be effected by the Corporation, or approved by the Corporation as a shareholder of any majority-owned subsidiary of the Corporation if, as of the record date for the determination of the shareholders entitled to vote thereon, any Related Person (as hereinafter defined) exists, unless the applicable requirements of paragraphs (b), (c), (d), (~~e~~), and (~~f~~e) of this Article 13 are satisfied.

(a) The actions or transactions within the scope of this Article 13 are as follows:

(i) any merger or consolidation of the Corporation or any of its subsidiaries into or with such Related Person;

(ii) any sale, lease, exchange, or other disposition of all or any substantial part of the assets of the Corporation or any of its majority-owned subsidiaries to or with such Related Person;

(iii) the issuance or delivery of any Voting Stock (as hereinafter defined) or of voting securities of any of the Corporation's majority-owned subsidiaries to such Related Person in exchange for cash, other assets or securities, or a combination thereof;

(iv) any voluntary dissolution or liquidation of the Corporation;
(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its subsidiaries, or any other transaction (whether or not with or otherwise involving a Related Person) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of capital stock of the Corporation, or any securities convertible into capital stock of the Corporation or into equity securities of any subsidiary, that is beneficially owned by any Related Person; or
(vi) any agreement, contract, or other arrangement providing for any one or more of the actions specified in the foregoing clauses (i) through (v).

(b) The actions and transactions described in paragraph (a) of this Article 13 shall have been authorized by the affirmative vote of ~~at least 80% of all of the votes entitled to be cast by holders of the outstanding shares~~ the holders of Voting Stock, voting together as a single class.

~~(c) Notwithstanding paragraph (b) of this Article 13, the 80% voting requirement shall not be applicable if any action or transaction specified in paragraph (a) is approved by the Corporation's Board of Directors and by a majority of the Continuing Directors (as hereinafter defined).~~

(~~d~~c) Unless approved by a majority of the Continuing Directors, after becoming a Related Person and prior to consummation of such action or transaction.
(i) the Related Person shall not have acquired from the Corporation or any of its subsidiaries any newly issued or treasury shares of capital stock or any newly issued securities convertible into capital stock of the Corporation or any of its majority-owned subsidiaries, directly or indirectly (except upon conversion of convertible securities acquired by it prior to becoming a Related Person or as a result of a pro rata stock dividend or stock split or other distribution of stock to all shareholders pro rata);
(ii) such Related Person shall not have received the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial assistance or tax credits provided by the Corporation or any of its majority-owned subsidiaries, or made any major changes in the Corporation's or any of its majority-owned subsidiaries' businesses or capital structures or reduced the current rate of dividends payable on the Corporation's capital stock below the rate in effect immediately prior to the time such Related Person became a Related Person; and
(iii) such Related Person shall have taken all required actions within its power to ensure that the Corporation's Board of Directors included representation by Continuing Directors at least proportionate to the voting power of the shareholdings of Voting Stock of the Corporation's Remaining Public Shareholders (as hereinafter defined), with a Continuing Director to occupy an additional Board position if a fractional right to a director results and, in any event, with at least one Continuing Director to serve on the Board so long as there are any Remaining Public Shareholders.

(~~e~~d) A proxy statement responsive to the requirements of the Securities Exchange Act of 1934, as amended, whether or not the Corporation is then subject to such requirements, shall be mailed to the shareholders of the Corporation for the purpose of soliciting shareholder approval of such action or transaction and shall contain at the front thereof, in a prominent place, any recommendations as to the advisability or inadvisability of the action or transaction which the Continuing Directors may choose to state and, if deemed advisable by a majority of the Continuing Directors, the opinion of an investment banking firm selected by a majority of the Continuing Directors as to the fairness (or not) of the terms of the action or transaction from a financial point of view to the Remaining Public Shareholders, such investment banking firm to be paid a reasonable fee for its services by the Corporation. The requirements of this paragraph (e) shall not apply to any such action or transaction which is approved by a majority of the Continuing Directors.

(~~f~~e) For the purpose of this Article 13
(i) the term "Related Person" shall mean any other corporation, person, or entity which beneficially owns or controls, directly or indirectly, 5% or more of the outstanding shares of Voting Stock, and any Affiliate or Associate (as those terms are defined in the General Rules and Regulations under the Securities Exchange Act of 1934) of a Related Person; provided, however, that the term Related Person shall not include (a) the Corporation or any of its subsidiaries, (b) any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any subsidiary of the Corporation or any trustee of or fiduciary with respect to any such plan when acting in such capacity, or (c) Lilly Endowment, Inc.; and further provided, that no corporation, person, or entity shall be deemed to be a Related Person solely by reason of being an Affiliate or Associate of Lilly Endowment, Inc.;
(ii) a Related Person shall be deemed to own or control, directly or indirectly, any outstanding shares of Voting Stock owned by it or any Affiliate or Associate of record or beneficially, including without limitation shares
a. which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants, or options, or otherwise or
b. which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause a. above), by any other corporation, person, or other entity with which it or its Affiliate or Associate has any agreement, arrangement, or understanding for the purpose of

acquiring, holding, voting, or disposing of Voting Stock, or which is its Affiliate (other than the Corporation) or Associate (other than the Corporation);

(iii) the term "Voting Stock" shall mean all shares of any class of capital stock of the Corporation which are entitled to vote generally in the election of directors;

(iv) the term "Continuing Director" shall mean a director who is not an Affiliate or Associate or representative of a Related Person and who was a member of the Board of Directors of the Corporation immediately prior to the time that any Related Person involved in the proposed action or transaction became a Related Person or a director who is not an Affiliate or Associate or representative of a Related Person and who was nominated by a majority of the remaining Continuing Directors; and

(v) the term "Remaining Public Shareholders" shall mean the holders of the Corporation's capital stock other than the Related Person.

(~~g~~f) A majority of the Continuing Directors of the Corporation shall have the power and duty to determine for the purposes of this Article 13, on the basis of information then known to the Continuing Directors, whether (i) any Related Person exists or is an Affiliate or an Associate of another and (ii) any proposed sale, lease, exchange, or other disposition of part of the assets of the Corporation or any majority-owned subsidiary involves a substantial part of the assets of the Corporation or any of its subsidiaries. Any such determination by the Continuing Directors shall be conclusive and binding for all purposes.

(~~h~~g) Nothing contained in this Article 13 shall be construed to relieve any Related Person or any Affiliate or Associate of any Related Person from any fiduciary obligation imposed by law.

(~~i~~h) The fact that any action or transaction complies with the provisions of this Article 13 shall not be construed to waive or satisfy any other requirement of law or these Amended Articles of Incorporation or to impose any fiduciary duty, obligation, or responsibility on the Board of Directors or any member thereof, to approve such action or transaction or recommend its adoption or approval to the shareholders of the Corporation, nor shall such compliance limit, prohibit, or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such action or transaction. The Board of Directors of the Corporation, when evaluating any actions or transactions described in paragraph (a) of this Article 13, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers, and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located.

~~(j) Notwithstanding any other provision of these Amended Articles of Incorporation or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or these Amended Articles of Incorporation, the affirmative vote of the holders of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend, or repeal this Article 13.~~

. . . . .

Senior Leadership

John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

E. Paul Ahern, Ph.D.
Senior Vice President, Global API Manufacturing

Robert A. Armitage
Senior Vice President and General Counsel

Robert W. Armstrong, Ph.D.
Vice President, Global External Research and Development, Lilly Research Laboratories

Alex M. Azar II
Vice President, Business-to-Business and Puerto Rico

Karim Bitar
President, Europe, Australia, and Canada Operations

Robert B. Brown
Senior Vice President, Marketing, and Chief Marketing Officer

Thomas F. Bumol, Ph.D.
Vice President, Biotechnology Discovery Research, and President, Applied Molecular Evolution, Lilly Research Laboratories

Bryce D. Carmine
Executive Vice President, and President, Lilly Bio-Medicines

Enrique A. Conterno
Senior Vice President, and President, Lilly Diabetes

Newton F. Crenshaw
Vice President, Global Public Policy, Pricing, Reimbursement and Access, and International Corporate Affairs

Maria Crowe
Senior Vice President, Global Drug Products

Andrew M. Dahlem, Ph.D.
Vice President, Operations, Lilly Research Laboratories, and Lilly Research Laboratories, Europe

Frank M. Deane, Ph.D.
President, Manufacturing Operations

Alecia A. DeCoudreaux
Vice President and Deputy General Counsel

J. Carmel Egan, Ph.D.
Vice President, Portfolio Project Management, Lilly Research Laboratories

Timothy J. Garnett, M.D.
Senior Vice President, Development Center of Excellence, Lilly Research Laboratories, and Chief Medical Officer

Thomas W. Grein
Senior Vice President, Finance, and Treasurer

William F. Heath Jr., Ph.D.
Senior Vice President, Product Research and Development, Lilly Research Laboratories

Michael C. Heim
Senior Vice President, Information Technology, and Chief Information Officer

John H. Johnson
Senior Vice President, and President, Lilly Oncology

Peter J. Johnson
Vice President, Corporate Strategy

Elizabeth H. Klimes
Vice President, Six Sigma

Jan Lundberg, Ph.D.
Executive Vice President, Science and Technology, and President, Lilly Research Laboratories

Susan Mahony, Ph.D.
Senior Vice President, Human Resources

Patricia A. Martin
Vice President, Global Diversity

W. Darin Moody
Vice President, Corporate Engineering and Continuous Improvement

Anne Nobles
Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer

Elizabeth G. O'Farrell
Senior Vice President, Finance

Barton R. Peterson
Senior Vice President, Corporate Affairs and Communications

Derica W. Rice
Executive Vice President, Global Services, and Chief Financial Officer

David A. Ricks
President, Lilly USA

Gino Santini
Senior Vice President, Corporate Strategy and Business Development

Jeffrey N. Simmons
Senior Vice President, and President, Elanco Animal Health

Sharon L. Sullivan
Vice President, Human Resources

Jacques Tapiero
Senior Vice President, and President, Emerging Markets

Thomas R. Verhoeven, Ph.D.
Senior Vice President, Development Center of Excellence, Lilly Research Laboratories

Fionnuala Walsh, Ph.D.
Senior Vice President, Global Quality

James A. Ward
Vice President, Procurement, and Chief Procurement Officer

J. Anthony Ware, M.D.
Group Vice President, Neuroscience/Cardiovascular/Musculoskeletal/ Cialis Product Development, Lilly Bio-Medicines

Andreas F. Witzel, Pharm.D.
Vice President, MS&T, Supply Chain, and Global Packaging

Alfonso G. Zulueta
President and General Manager, Lilly Japan

Corporate Information

Annual meeting

The annual meeting of shareholders will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 19, 2010, at 11:00 a.m. EDT. For more information, see the proxy statement section of this report.

10-K and 10-Q reports

Paper copies of the company's annual report to the Securities and Exchange Commission on Form 10-K and quarterly reports on Form 10-Q are available upon written request to:

Eli Lilly and Company
P.O. Box 88665
Indianapolis, Indiana 46208-0665

To access these reports more quickly, you can find all of our SEC filings online at: **http://investor.lilly.com/sec.cfm**

Stock listings

Eli Lilly and Company common stock is listed on the New York, London, and Swiss stock exchanges. NYSE ticker symbol: LLY. Most newspapers list the stock as "Lilly (Eli) and Co."

CEO and CFO certifications

The company's chief executive officer and chief financial officer have provided all certifications required under Securities and Exchange Commission regulations with respect to the financial information and disclosures in this report. The certifications are available as exhibits to the company's Form 10-K and 10-Q reports.

In addition, the company's chief executive officer has filed with the New York Stock Exchange a certification to the effect that, to the best of his knowledge, the company is in compliance with all corporate governance listing standards of the Exchange.

Transfer agent and registrar

Wells Fargo Shareowner Services
Mailing address:
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Overnight address:
161 North Concord Exchange
South St. Paul, Minnesota 55075
Telephone: 1-800-833-8699
E-mail: stocktransfer@wellsfargo.com
Internet:
https:/wellsfargo.com/contactshareownerservices

Dividend reinvestment and stock purchase plan

Wells Fargo Shareowner Services administers the Shareowner Service Plus Plan, which allows registered shareholders to purchase additional shares of Lilly common stock through the automatic investment of dividends. The plan also allows registered shareholders and new investors to purchase shares with cash payments, either by check or by automatic deductions from checking or savings accounts. The minimum initial investment for new investors is $1,000. Subsequent investments must be at least $50. The maximum cash investment during any calendar year is $150,000. Please direct inquiries concerning the Shareowner Service Plus Plan to:

Wells Fargo Shareowner Services
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 1-800-833-8699

Online delivery of proxy materials

Shareholders may elect to receive annual reports and proxy materials online. This reduces paper mailed to the shareholder's home and saves the company printing and mailing costs. To enroll, go to **http://investor.lilly.com/services.cfm** and follow the directions provided.

Annual Meeting Admission Ticket

Eli Lilly and Company 2010 Annual Meeting of Shareholders
Monday, April 19, 2010
11 a.m. EDT

Lilly Center Auditorium
Lilly Corporate Center
Indianapolis, Indiana 46285

The top portion of this page will be required for admission to the meeting.

Please write your name and address in the space provided below and present this ticket when you enter the Lilly Center.

A reception (beverages only) will be held from 10:15 a.m. to 10:45 a.m. in the Lilly Center.

Name ____

Address ____

City, State, and Zip Code ____

Detach here

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I-865
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I-70
Lilly
I-74
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Ohio Street
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P
I-70
EXIT 79B
EXIT 79B
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Directions and Parking

From I-70 take Exit 79B; follow signs to McCarty Street. Turn right (east) on McCarty Street; go straight into Lilly Corporate Center. You will be directed to parking. **Be sure to take the admission ticket (the top portion of this page) with you to the meeting and leave this parking pass on your dashboard.**

Take the top portion of this page with you to the meeting.

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Eli Lilly and Company
Annual Meeting of Shareholders
April 19, 2010

Complimentary Parking
Lilly Corporate Center

Please place this identifier on the dashboard of your car as you enter Lilly Corporate Center so it can be clearly seen by security and parking personnel.

For More Information

Lilly corporate responsibility . . . . **www.lilly.com/responsibility/**
Lilly clinical trials registry . . . . **www.lillytrials.com**
Lilly Grant Office . . . . **www.lillygrantoffice.com**
LillyPAC contributions report . . . . **www.lilly.com/about/public_affairs/**
Multidrug-Resistant Tuberculosis Partnership . . . . **www.lillymdr-tb.com**
Medicare prescription-drug coverage . . . . **www.lillymedicareanswers.com**
Pharmaceutical industry patient assistance programs . . . . **www.pparx.org**
Lilly Cares . . . . **www.lillycares.com** or call toll-free **1-800-545-6962**

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA
317 276 2000
www.lilly.com

Answers That Matter.